UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-40215

Instil Bio, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**83-2072195**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3963 Maple Avenue, Suite 350	**75219**
Dallas, Texas	(Zip Code)
(Address of Principal Executive Offices)	

(972) 499-3350
Registrant's telephone number, including area code
Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.000001 par value per share	TIL	The Nasdaq Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $38.6 million, based on the closing price of the registrant's common stock on the Nasdaq Stock Market on June 28, 2024 of $10.29 per share.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Class of Common Stock	Outstanding at
6,525,887 shares of Common Stock, $0.000001 par value per share	February 28, 2025

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission (SEC) subsequent to the date hereof pursuant to Regulation 14A in connection with the registrant's 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K. Such proxy statement will be filed with the SEC not later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2024.

TABLE OF CONTENTS

Part I

Item 1. Business.

Overview

We are a clinical-stage biopharmaceutical company focused on developing a pipeline of novel therapies. We are advancing the development of our lead product candidate, AXN-2510/IMM2510, a bispecific antibody targeting both programmed death-ligand 1, or PD-L1, and vascular endothelial growth factor, or VEGF, in solid tumor cancers, and we seek to in-license or acquire and develop additional novel therapeutic candidates in diseases with significant unmet medical need.

In August 2024, our wholly owned subsidiary, Axion Bio, Inc. (formerly SynBioTx, Inc.), or Axion Bio, in-licensed certain bispecific antibodies, including AXN-2510 (formerly SYN-2510)/IMM2510 and AXN-27M (formerly SYN-27M)/IMM27M, a monoclonal antibody targeting cytotoxic T-lymphocyte associated antigen 4, or CTLA-4, from ImmuneOnco Biopharmaceuticals (Shanghai) Inc., or ImmuneOnco. AXN-2510/IMM2510, the lead in-licensed product candidate, is a novel and differentiated PD-L1xVEGF bispecific antibody in development for the treatment of multiple solid tumor cancers. Pursuant to the license and collaboration agreement with ImmuneOnco, or the IO Collaboration Agreement, Axion Bio has an exclusive license to research, develop, manufacture and commercialize these product candidates globally, including in the United States, Europe and Japan, excluding mainland China, Hong Kong, Macau and Taiwan, or Greater China. ImmuneOnco retains development and commercialization rights in Greater China.

ImmuneOnco is conducting a Phase 1 open label trial in China of AXN-2510/IMM2510 as monotherapy in patients with advanced solid tumors that have failed prior therapies, including triple-negative breast cancer, or TNBC, squamous non-small cell lung cancer (squamous NSCLC), hepatocellular carcinoma, renal cell carcinoma, and rare solid tumors including soft tissue sarcomas and thymic cancer. As of January 13, 2025, ImmuneOnco announced over 100 patients have been enrolled with AXN-2510/IMM2510 in this clinical trial. The preliminary data reported by ImmuneOnco in the 2024 ASCO abstract as of December 21, 2023 showed:

- 33 patients had received IMM2510 at 9 dose levels (0.007-20.0 mg/kg), the median age was 57 years (range 36-74), the median prior line of therapy was 3 (range 1-13), and 27.3% patients received prior anti PD-1/PD-L1 inhibitor therapies.

- Treatment-related adverse events (TRAEs) occurred in 32 patients (97.0%). Most TRAEs were grade 1 or 2. The most common TRAEs (≥ 20%) of all grades were infusion related reaction (IRR) (72.7%), platelet count decreased (39.4%), anemia (33.3%) and diarrhea (21.2%). Grade ≥3 TRAEs occurred in 11 patients (33.3%). Grade ≥3 TRAEs (≥5%) were IRR (9.1%), platelet count decreased (6.1%), lymphocyte count decreased (6.1%) and diarrhea (6.1%). TRAEs leading to treatment discontinuation occurred in 3 patients (9.1%) which were IRR, hypersensitivity and pyrexia, respectively. No dose limiting toxicities (DLT) occurred.

- In 25 response evaluable patients, 3 patients had confirmed partial response (PR): 1 patient with sq-NSCLC (onco-driver gene negative, previous IO treatment failure) at 3 mg/kg with tumor shrinkage 46% and still on the treatment with treatment duration over 20 months; 1 patient with sq-NSCLC at 10 mg/kg with tumor shrinkage about 32% along with treatment duration 9.4 months; 1 patient with thymus adeno-squamous carcinoma (PD-L1 CPS 80) at 20 mg/kg with tumor shrinkage over 53% and still remains on the treatment along with treatment duration 8.1 months. In addition, 7 patients with best objective response stable disease (BOR SD).

- The half-life of IMM2510 in 20.0mg/kg dose group was around 6.8 days. The recommended phase 2 dose (RP2D) was determined by ImmuneOnco to be 20.0 mg/kg.

ImmuneOnco is also conducting a Phase 1b/2 open label clinical trial of AXN-2510/IMM2510 in combination with chemotherapy in patients with advanced/metastatic NSCLC. In January 2025, ImmuneOnco announced that the

2

first patient had been dosed in the safety run in and that it expects to eventually enroll patients with first-line advanced/metastatic NSCLC in this trial.

AXN-27M/IMM27M is an antibody-dependent cellular cytotoxicity-enhanced monoclonal antibody targeting CTLA-4, which has been designed to promote intratumoral regulatory T cell depletion to enhance the efficacy and reduce the toxicity associated with first-generation anti-CTLA-4 antibodies. In 2023, ImmuneOnco completed a first-in-human dose escalation study of AXN-27M/IMM27M in patients with solid tumor cancers in China with 25 patients dosed. ImmuneOnco is currently pursuing cohort expansions of the RP2D in this Phase 1 trial in patients with hormone receptor-positive breast cancer and hepatocellular carcinoma who have failed prior therapy.

ImmuneOnco is also conducting a Phase 1 open label clinical trial in China of AXN-2510/IMM2510 combined with AXN-27M/IMM27M in patients with advanced solid tumors that have failed prior therapies.

Our development efforts are focused on advancing AXN-2510/IMM2510 and we expect to continue to pursue additional promising therapeutic in-licensing or acquisition opportunities. As a result, we are no longer actively pursuing the development of cell therapies, including our proprietary folate receptor alpha co-stimulatory antigen receptor (CoStAR) tumor infiltrating lymphocyte (TIL) cell therapy for the treatment of cancer.

Our Strategy

Our strategy involves the following elements:

- **Advance development of AXN-2510/IMM2510.** We intend to advance the development of our lead product candidate, AXN-2510/IMM2510, including initiating clinical development of AXN-2510/IMM2510 in patients with advanced/metastatic NSCLC outside of China.

- **In-license or acquire additional therapeutic assets**. We intend to leverage our network of deep industry relationships and competitive intelligence to identify additional novel therapeutics that may be available for us to license or acquire on commercially attractive terms for development.

Commercialization Plan

If any of our product candidates are approved, we expect to commercialize those products with an experienced sales, marketing and distribution organization, including a national specialty oncology sales force. As product candidates advance through our pipeline, our commercial plans will evolve as we consider elements such as the market potential.

Competition

The biotechnology and pharmaceutical industries are characterized by the rapid evolution of technologies and understanding of disease etiology, intense competition and a strong emphasis on intellectual property. We believe that our approach, strategy, scientific and manufacturing capabilities, know-how and experience provide us with competitive advantages. However, we expect substantial competition from multiple sources, including major pharmaceutical, specialty pharmaceutical, and existing or emerging biotechnology companies, academic research institutions and governmental agencies and public and private research institutions worldwide. Many of our competitors, either alone or through collaborations, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These entities also compete with us in recruiting and retaining qualified scientific, manufacturing and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result, our competitors may discover, develop, license or commercialize products before or more successfully than we do.

We face competition from segments of the pharmaceutical, biotechnology and other related markets that pursue the development of bispecific PD-1xVEGF or PD-L1xVEGF antibodies for the treatment of solid tumors. Companies that are developing bispecific PD-1xVEGF or PD-L1xVEGF antibodies include BioNTech SE, Crescent Biopharma, Merck & Co., Inc., Ottimo Pharma and Summit Therapeutics Inc. There are also companies utilizing other therapeutic approaches that may be competitive to our product candidates.

Furthermore, we also face competition more broadly across the oncology market for cost-effective and reimbursable cancer treatments. The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy, hormone therapy, biologic therapy, such as monoclonal and bispecific antibodies, immunotherapy, cell-based therapy and targeted therapy, or a combination of any such methods. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. While our product candidates, if any are approved, may compete with these existing drugs and other therapies, to the extent they are ultimately used in combination with or as an adjunct to these therapies, our therapies may not be competitive with them. Some of these drugs are branded and subject to patent protection, and others are available on a generic basis. Insurers and other third-party payors may also encourage the use of generic products or specific branded products. As a result, obtaining market acceptance of, and gaining significant share of the market for, any of our therapies that we successfully introduce to the market may pose challenges. In addition, many companies are developing new oncology therapeutics, and we cannot predict what the standard of care will be as our product candidates progress through clinical development.

We could see a reduction or elimination in our commercial opportunity if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient to administer, are less expensive or with a more favorable label than our product candidates. Our competitors also may obtain U.S. Food and Drug Administration, or FDA, or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience, price and the availability of reimbursement from government and other third-party payors.

Intellectual Property

Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions, improvements and know-how related to our business; defend and enforce our patents and other intellectual property; preserve the confidentiality of our trade secrets; and operate without infringing or otherwise violating the valid enforceable patents and proprietary rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell or importing our products may depend on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our commercial products and methods of manufacturing the same. We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. See "Risk Factors – Risks Related to Our Intellectual Property."

We actively seek to protect our proprietary technology, inventions, and other intellectual property that is commercially important to the development of our business by a variety of means, such as seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. We also may rely on trade secrets and know-how relating to our proprietary technology platform, on continuing technological innovation and on in-licensing opportunities to develop, strengthen and maintain the strength of our position that may be important for the development of our business. We also intend to seek patent protection or rely upon trade secret rights to protect other technologies that may be used to discover and validate targets, as well as to manufacture and develop novel product candidates. Additional regulatory protection may also be afforded through data exclusivity, market exclusivity and patent term extensions where available.

ImmuneOnco, our collaborator in the development of AXN-2510/IMM2510 and AXN 27M, has an issued patent in the U.S. covering AXN-2510/IMM2510, which expires in 2040. In addition, we and ImmuneOnco are pursuing additional patent applications in the United States and other jurisdictions regarding AXN-2510/IMM2510.

Government Regulation

The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of biologics such as those we are developing. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Biologics Regulation

In the United States, biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, and other federal, state, local and foreign statutes and regulations. The process required by the FDA before biologics may be marketed in the United States generally involves the following:

- completion of preclinical laboratory tests and animal studies performed in accordance with the FDA's Good Laboratory Practice requirements, or GLP;

- submission to the FDA of an IND, which must become effective before clinical trials may begin;

- approval by an institutional review board, or IRB, or ethics committee at each clinical site before the trial is commenced;

- performance of adequate and well-controlled human clinical trials according to the FDA's regulations commonly referred to as good clinical practice, or GCP, regulations and any additional requirements for the protection of human research subjects and their health information to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

- preparation of and submission to the FDA of a BLA, after completion of all pivotal clinical trials;

- a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with current Good Manufacturing Practice, or cGMP, and to assure that the facilities, methods and controls are adequate to preserve the biological product's continued safety, purity and potency and of selected clinical investigation sites to assess compliance with Good Clinical Practices, or GCPs;

- satisfactory completion of an FDA Advisory Committee review, if applicable;

- potential FDA audit of the nonclinical and clinical study sites that generated the data in support of the BLA; and

- FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States.

Before testing any biological product candidate in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

Prior to beginning the first clinical trial with a product candidate in the United States, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and *in vitro* studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

- Phase 1—The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

- Phase 2—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

- Phase 3—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product in the intended therapeutic indication, particularly for long-term safety follow-up. These so-called Phase 4 studies may also be made a condition to approval of the BLA.

Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission and Review by the FDA

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product's chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of a use of the product, or from a number of alternative sources, including studies initiated by independent investigators. The submission of a BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. Once a BLA has been accepted for filing, the FDA's goal is to review standard applications within ten months after the filing date, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process may also be extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product's continued safety, purity and potency. The FDA may also convene an advisory committee to provide clinical insight on application review questions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP and adequate to assure consistent production of the product within required specifications.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter, or CRL. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the CRL without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the CRL, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks, or otherwise limit the scope of any approval. A REMS is a safety strategy implemented to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product's safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. For example, the Fast Track program is intended to expedite or facilitate the process for reviewing new products that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Specifically, new biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new biologic may request that the FDA designate the biologic as a Fast Track product at any time during the clinical development of the product. The sponsor of a Fast Track product has opportunities for more frequent interactions with the applicable FDA review team during product development and, once a BLA is submitted, the product candidate may be eligible for priority review. A Fast Track product may also be eligible for rolling review, where the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product candidate can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

Any marketing application for a drug or biologic submitted to the FDA for approval, including a product candidate with a Fast Track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product candidate is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new biological product designated for priority review in an effort to facilitate the review. For original BLAs, priority review designation means the FDA's goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).

Additionally, product candidates studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires, as a condition for accelerated approval, pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Fast Track designation, breakthrough therapy designation, priority review, accelerated approval, and RMAT designation do not change the standards for approval but may expedite the development or approval process. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 individuals in the United States and when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for a particular drug or biologic for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same biological product as defined by the FDA or if our product candidate is determined to be contained within the competitor's product for the same indication or disease.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if a second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-Approval Requirements

Biologics are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products. Biologic manufacturers and other entities involved in the manufacture and distribution of approved biological products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Changes to the manufacturing process or facility are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
- fines, warning letters, or untitled letters;
- clinical holds on clinical studies;
- refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;
- product seizure or detention, or refusal to permit the import or export of products;
- consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
- mandated modification of promotional materials and labeling and the issuance of corrective information;
- the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or
- injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical hold, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product's labeling and that differ from those tested and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use of their products.

Government Regulation Outside of the United States

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical studies and any commercial sales and distribution of our products. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries. Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical studies or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical study application much like the IND prior to the commencement of human clinical studies.

In the European Union, for example, a clinical trial application, or CTA, must be submitted to each country's national health authority and an independent ethics committee, much like the FDA and the IRB, respectively. Once the CTA is approved in accordance with the applicable requirements, clinical study development may proceed. The requirements and process governing the conduct of clinical studies, are to a significant extent harmonized at the European Union-level but could vary from country to country. In all cases, the clinical studies are conducted in accordance with Good Clinical Practices, or GCP, and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. The way clinical trials are conducted in the European Union underwent a major change when the Clinical Trial Regulation (Regulation (EU) No 536/2014) became applicable on January 31, 2022. The Regulation harmonizes the assessment and supervision processes for clinical trials throughout the European Union via a Clinical Trials Information System, which will contain a centralized European Union portal and database.

To obtain regulatory approval of an investigational biological product under European Union regulatory systems, we must submit a marketing authorization application. The application used to file the BLA in the United States is similar to that required in the European Union, with the exception of, among other things, country-specific document requirements. Innovative products that target an unmet medical need may be eligible for a number of expedited development and review programs in the European Union, such as the PRIME scheme, which provides incentives similar to the breakthrough therapy designation in the United States. Such products are generally eligible for accelerated assessment and may also benefit from different types of Fast Track approvals, such as a conditional marketing authorization or a marketing authorization under exceptional circumstances granted on the basis of less comprehensive clinical data than normally required (respectively in the likelihood that the sponsor will provide such data within an agreed timeframe or when comprehensive data cannot be obtained even after authorization).

The European Union also provides opportunities for market exclusivity. For example, in the European Union, upon receiving marketing authorization, new chemical entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the European Union from referencing the innovator's data to assess a generic or biosimilar application. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted, and the innovator's data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity. However, there is no guarantee that a product will be considered by the European Union's regulatory authorities to be a new chemical entity, and products may not qualify for data exclusivity. Products receiving orphan designation in the European Union can receive ten years of market exclusivity, during which time no similar medicinal product for the same indication may be placed on the market. An orphan product can also obtain an additional two years of market exclusivity in the European Union for pediatric studies. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

The criteria for designating an "orphan medicinal product" in the European Union are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the European Union when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the European Union to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the European Union, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. The application for orphan drug designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the marketing authorization application if the orphan drug designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:

- The second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

- The applicant consents to a second orphan medicinal product application; or

- The applicant cannot supply enough orphan medicinal product.

In the European Union, early access mechanisms for innovative medicines (such as compassionate use programs and named patient supplies), pricing and reimbursement, and promotion and advertising are subject to national regulations and oversight by national competent authorities and therefore significantly vary from country to country.

Sanctions for non-compliance with the aforementioned requirements, which may include administrative and criminal penalties, are generally determined and enforced at national level. However, under the European Union financial penalties regime, the EMA can investigate and report on alleged breaches of the European Union pharmaceutical rules by holders of a marketing authorization for centrally authorized medicinal products and the European Commission could adopt decisions imposing significant financial penalties on infringing marketing authorization holders.

As of January 31, 2020, the United Kingdom is no longer a member state of the EU, and therefore a separate approval will be required to market a medicinal product in the United Kingdom. The United Kingdom's Medicines and Healthcare products Regulatory Agency, or MHRA, has issued guidance regarding the requirements for licensing and marketing therapeutic drugs and biologics post-Brexit. More recently, in March 2023, the UK government and the European Commission reached agreement on a regulatory framework to replace the Northern Ireland Protocol, referred to as the Windsor Framework. The Windsor Framework is expected to apply as of January 1, 2025 and will change the existing system under the Northern Ireland Protocol, including the regulation of pharmaceutical products in the UK. Specifically, the MHRA will be responsible for approving all medicines intended to be marketed in the United Kingdom, while the EMA will no longer be involved in approving medicines intended for sale in Northern Ireland.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical studies, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical studies are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Other Healthcare Laws

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business and may constrain the financial arrangements and relationships through which we research, as well as, sell, market and distribute any products for which we obtain marketing approval. Such laws include, without limitation, federal and state anti-kickback, fraud and abuse, false claims, data privacy and security and physician and other health care provider transparency laws and regulations. The laws that will affect our operations include, but are not limited to:

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- the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid;

- federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, impose criminal or civil penalties, as applicable, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government (including the Medicare and Medicaid programs) or other third-party payor claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

- Health Insurance Portability and Accountability Act of 1996, or HIPAA, established the federal offense of health care fraud, which among other things, imposes criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or to obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g. public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services relating to healthcare matters;

- HIPAA, as amended by Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without the appropriate authorization by entities subject to the law, such as health plans, healthcare clearinghouses and healthcare providers and their respective business associates and their covered subcontractors;

- the federal the Physician Payments Sunshine Act and its implementing regulations, requires applicable group purchasing organizations and manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report annually to the U.S. Department of Health and Human Services, or HHS, information related to "payments or other transfers of value" made in the previous year to covered recipients, including physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors, other health care professionals (such as nurse practitioners and physician assistants) and teaching hospitals, and information regarding ownership and investment interests held by physicians (as defined above) or their immediate family members; and

- analogous state and foreign laws and regulations, including: state anti-kickback and false claims laws that may apply to our business practices (including research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by state governmental and non-governmental third-party payors, including private insurers); state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government; state laws that require drug manufacturers to track gifts and other remuneration and items of value provided to healthcare professionals and entities and file reports relating to pricing and marketing information; and state and foreign laws that govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of any available statutory exceptions and safe harbors, it is possible that some of our current and future business activities could be subject to challenge under one or more of such laws.

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If our significant operations are found to be in violation of any of such laws or any other governmental regulations that apply, they may be subject to significant penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and imprisonment.

Coverage and Reimbursement

Sales of any product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. These third-party payors are increasingly reducing coverage and reimbursement for medical products, drugs and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.

Healthcare Reform

In the United States, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, each as amended, collectively known as the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. The ACA contained a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and changes to fraud and abuse laws. For example, the ACA:

- increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the average manufacturer price;

- required collection of rebates for drugs paid by Medicaid managed care organizations;

- required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D; and

- imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell "branded prescription drugs" to specified federal government programs.

Since its enactment, there have been amendments to and judicial and congressional challenges to certain aspects of the ACA. For example, on August 16, 2022, the Inflation Reduction Act of 2022, or the IRA, was signed into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or congressional challenges in the future. It is unclear how such challenges and any additional healthcare reform measures of the second Trump administration will impact the ACA.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, will remain in effect until 2032 unless additional congressional action is taken. Additionally, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a

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drug's average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries, proposed and enacted legislation and executive orders designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source biologics that have been on the market for at least 11 years covered under Medicare, or the Medicare Drug Price Negotiation Program, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions began to take effect progressively starting in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program.

The current Trump administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, the Centers for Medicare & Medicaid Services, or CMS, and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions may, for example, include directives to reduce agency workforce, rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation, or CMMI, to consider new payment and healthcare models to limit drug spending and eliminating the Biden administration's executive order that directed HHS to establishing an AI task force and developing a strategic plan. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, or Loper Bright, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies' reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA.

Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Facilities

We own a facility in Tarzana, California that is leased to AstraZeneca Pharmaceuticals LP, or AstraZeneca. The facility consists of 128,097 square feet of clinical and commercial manufacturing space. We are evaluating options to potentially sell the facility.

Our headquarters is located in Dallas, Texas and consists of 5,055 square feet of leased office space under a lease that expires in April 2026. We also lease 42,240 square feet of laboratory and office space in Thousand Oaks, California, under a lease that expires in October 2026, and 7,728 square feet of laboratory and office space in Alderley Park, United Kingdom, under three leases that expire in November 2030.

We believe that our current facilities are adequate for our current needs.

Employees and Human Capital Resources

As of December 31, 2024, we had 14 employees, all of whom were full-time. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Corporate Information

We were incorporated under the laws of the State of Delaware in August of 2018. Our principal executive offices are located at 3963 Maple Avenue, Suite 350, Dallas, Texas 75219 and our telephone number is (972) 499-3350. Our website address is instilbio.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We have included our website in this prospectus solely as an inactive textual reference.

Available Information

Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, will be made available free of charge on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or SEC. The contents of our website are not incorporated into this Annual Report and our reference to the URL for our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of this document.

Item 1A. Risk Factors

<p align="center">RISK FACTORS</p>

The following information sets forth risk factors that could cause our actual results to differ materially from those contained in forward-looking statements we have made in this Annual Report on Form 10-K and those we may make from time to time. You should carefully consider the risks described below, in addition to the other information contained in this Annual Report on Form 10-K and our other public filings. Our business, financial condition or results of operations could be harmed by any of these risks. The risks and uncertainties described below are not the only ones we face. Additional risks not presently known to us or other factors not perceived by us to present significant risks to our business at this time also may impair our business operations.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in this "Risk Factors" section, including the following:

- We have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

- We have a limited operating history and no history of completing any clinical trial or commercializing any product, which may make it difficult for an investor to evaluate the success of our business to date and to assess our future viability.

- We will need substantial additional funding to meet our financial obligations and to pursue our business objectives, including the clinical development of AXN-2510/IMM2510. If we are unable to raise capital when needed, we could be forced to delay further development of our product candidates, including AXN-2510/IMM2510, or curtail our planned operations and the pursuit of our growth strategy.

- Our lead product candidate, AXN-2510/IMM2510, as well as our other product candidates, are currently in early-stage clinical development. If we are unable to successfully develop, receive regulatory approval for and commercialize AXN-2510/IMM2510, or successfully develop any other product candidates, or experience significant delays in doing so, our business will be harmed.

- The regulatory approval processes of the U.S. Food and Drug Administration, or FDA, Medicines and Healthcare Products Regulatory Agency, or MHRA, European Medicines Agency, or EMA, and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If we are not able to obtain required regulatory approval for our product candidates, our business will be substantially harmed.

- Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. Our product candidates may not have favorable results in later clinical trials, if any, or receive regulatory approval.

- Biologics are complex and difficult to manufacture. We intend to rely on ImmuneOnco Biopharmaceuticals (Shanghai) Inc., or ImmuneOnco, in China to manufacture clinical supplies of AXN-2510/IMM2510, and to produce preclinical and clinical supply of other product candidates and we intend to rely on third parties to produce commercial supplies of any approved product. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or any approved products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

- We have, and we may in the future, engage in strategic transactions to acquire or in-license additional new product candidates or technologies, and we may not be successful in developing and commercializing any product candidates we acquire or in-license, including AXN-2510/IMM2510. The licensing or acquisition of third-party intellectual property rights is competitive, and if we are unable to identify suitable candidates for such transactions on a timely basis or on commercially reasonable terms, it would negatively impact our ability to develop and commercialize product candidates and present significant distractions to our management. The treatable populations for our product candidates may be smaller than we or third parties currently project, which may affect the addressable markets for our product candidates.

- We face significant competition from other biotechnology and pharmaceutical companies, and from non-profit institutions, which may result in others discovering, developing or commercializing products before or more successfully than we do.

- If we or our licensors are unable to obtain and maintain sufficient patent protection for our product candidates, or if the scope of the patent protection is not sufficiently broad, third parties, including our competitors, could develop and commercialize products similar or identical to ours, and our ability to commercialize our product candidates may be adversely affected.

- Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain.

- We are subject to a variety of stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and data security, and our actual or perceived failure to comply with them could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits and other adverse business consequences.

Risks Related to our Financial Position and Capital Needs

We have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

Since our inception, we have incurred significant net losses, and we expect to continue to incur significant expenses and operating losses for the foreseeable future. Our net losses were $74.1 million and $156.1 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had an accumulated deficit of $655.1 million. We have financed our operations with $719.0 million in net proceeds raised in our initial public offering and private placements of convertible preferred stock to date. We have no products approved for commercialization and have never generated any revenue from product sales.

All of our product candidates are in preclinical development or early-stage clinical development. We expect to continue to incur significant expenses and operating losses over the next several years. We expect that it could be many years, if ever, before we have a commercialized product. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will continue to be significant as we:

- pursue clinical development of AXN-2510/IMM2510 and undertake other development efforts pursuant to the license and collaboration agreement with ImmuneOnco, or IO Collaboration Agreement;

- seek to potentially license-in or otherwise acquire additional new product candidates, as well as potentially initiate and complete clinical trials of new product candidates;

- seek regulatory approval for any product candidates that successfully complete clinical trials;

- scale up our clinical and regulatory capabilities;

- rely on collaborators or other third parties to manufacture current good manufacturing practices, or cGMP, material for clinical trials or potential commercial sales;

- establish a commercialization infrastructure and develop internal and external manufacturing and distribution capabilities to commercialize any product candidates for which we may obtain regulatory approval;

- adapt our regulatory compliance efforts to incorporate requirements applicable to marketed products;

- maintain, expand and protect our intellectual property portfolio;

- hire clinical, manufacturing quality control, regulatory, manufacturing and scientific and administrative personnel;

- add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts; and

- incur legal, accounting and other expenses in operating as a public company.

To date, we have not generated any revenue from product sales. To become and remain profitable, we must succeed in developing and eventually commercializing product candidates that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, obtaining regulatory approval, and manufacturing, marketing and selling any product candidates for which we may obtain regulatory approval, as well as discovering and developing additional product candidates. We are only in the preliminary stages of most of these activities and all of our product candidates are in early-stage development. We may never succeed in these activities and, even if we do, may never generate any revenue or revenue that is significant enough to achieve profitability.

Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our development efforts, obtain product approvals, diversify our offerings or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We have a limited operating history and no history of completing any clinical trial or commercializing any product, which may make it difficult for an investor to evaluate the success of our business to date and to assess our future viability.

We are a biopharmaceutical company with a limited operating history. Since we commenced operations in 2019, we have not yet demonstrated our ability to successfully complete any clinical trials, obtain regulatory

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approvals, manufacture a product on a commercial scale, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing products.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. For example, from late 2022 through 2024, we implemented several strategic reprioritizations and restructurings of our preclinical and clinical development programs and elected to discontinue our TIL development program and our ITIL-168 and ITIL-306 clinical trials. As part of these various restructurings, we have significantly reduced our workforce. We may experience unforeseen delays or other challenges as a result of these actions, which could adversely impact our timelines and operations and, ultimately, our ability to develop product candidates for potential commercialization. We will need to develop clinical, manufacturing, regulatory and commercial capabilities, and we may not be successful in doing so.

We will need substantial additional funding to meet our financial obligations and to pursue our business objectives, including the clinical development of AXN-2510/IMM2510. If we are unable to raise capital when needed, we could be forced to delay further development of our product candidates, including AXN-2510/IMM2510, or curtail our planned operations and the pursuit of our growth strategy.

Our operations have consumed substantial amounts of cash since inception. Developing our in-licensed product candidates, including AXN-2510/IMM2510, identifying and potentially acquiring or in-licensing additional new product candidates, conducting preclinical testing and clinical trials and developing manufacturing operations for our product candidates is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. We expect to continue to incur significant expenses and operating losses over the next several years as we conduct clinical trials of our product candidates, seek to potentially license-in or otherwise acquire additional new product candidates, initiate future clinical trials of our product candidates, advance our preclinical programs, build our manufacturing capabilities, and seek marketing approval for any product candidates that successfully complete clinical trials. In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for a number of years, if at all. If we obtain marketing approval for any product candidates that we develop or otherwise acquire, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. We also expect to continue to incur significant expenses associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in order to continue our operations.

As of December 31, 2024, we had cash, cash equivalents, restricted cash and marketable securities of $115.1 million, which consists of $8.8 million in cash and cash equivalents, $1.8 million of restricted cash and $104.5 million in marketable securities. We believe that our existing cash, cash equivalents and marketable securities will be sufficient to fund our operating expenses and capital requirements beyond 2026. This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. Changes may occur beyond our control that would cause us to consume our available capital before that time, including changes in and progress of our development activities, acquisitions of additional product candidates, and changes in regulation. Our future capital requirements will depend on many factors, including:

- the scope, progress, cost and results of clinical development of AXN-2510/IMM2510 outside of China;

- the scope, progress, cost and results of our collaboration with ImmuneOnco in China;

- the extent to which we develop, in-license or otherwise acquire additional product candidates and technologies for our product candidate pipeline;

- the number and development requirements of product candidates that we may pursue;

- our ability to complete a potential sale of our Tarzana, California facility;

- the costs, timing and outcome of regulatory review of our product candidates;

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- our cost of human capital as we expand our capabilities;

- the costs and timing of future commercialization activities, including product manufacturing, marketing, sales, and distribution, for any of our product candidates for which we receive marketing approval;

- the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval; and

- the costs of operating as a public company.

We will require additional capital to achieve our business objectives. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. Further, our ability to raise additional capital may be adversely impacted by worsening global economic conditions and the disruptions to and volatility in the credit and financial markets in the United States and worldwide, including those resulting from the ongoing armed conflicts in Ukraine, and in the Middle East, U.S.-China trade and political tensions, heightened inflation and fluctuations in interest rates, recent and potential future bank failures and supply chain disruptions, among other geopolitical and macroeconomic factors. If we are unable to raise sufficient additional capital, we could be forced to delay further development of our technologies or product candidates or curtail our planned operations and the pursuit of our growth strategy.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to technologies or product candidates.

We will need to raise additional capital to support our operations and execute on our business strategy. Until such time, if ever, as we can generate substantial revenue, we may finance our cash needs through a combination of equity offerings, government or private party grants, debt financings or license and collaboration agreements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. For example, the agreements governing our construction loans contain certain affirmative and negative covenants, including maintaining a specified minimum net worth and amount of liquid assets, which could limit our operations.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams or product candidates, grant licenses on terms that may not be favorable to us or commit to future payment streams. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We have suffered and in the future could suffer additional losses due to impairment charges, including if we are unsuccessful in completing a sale of our Tarzana, California manufacturing facility, or, if we are successful, the assets being sold for less than our carrying value.

To date, we have recorded significant impairment losses on long-lived assets. Most recently, in the year ended December 31, 2024, we recorded aggregate impairment charges of approximately $7.5 million related to our restructuring plans.

We are evaluating opportunities for a potential sale of our Tarzana, California manufacturing site, which effective July 10, 2024 has been leased to AstraZeneca Pharmaceuticals LP; however, we can provide no assurances that we will successfully sell our Tarzana facility, that we will do so in accordance with our expected timeline or that we will recover its carrying value. The process of pursuing the plan to sell our Tarzana facility may be time consuming and disruptive to our business operations, and if we are unable to effectively manage the process, our

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businesses, financial condition, and results of operations could be adversely affected. Any potential transactions, and the related valuation, would be dependent upon various external factors beyond our control, including, among others, market conditions, industry trends, interest of third parties, and the availability of financing to potential buyer(s) on reasonable terms.

Risks Related to the Development of our Product Candidates

Our lead product candidate, AXN-2510/IMM2510, as well as our other product candidates, are currently in early-stage clinical development. If we are unable to successfully develop, receive regulatory approval for and commercialize AXN-2510/IMM2510, or successfully develop any other product candidates, or experience significant delays in doing so, our business will be harmed.

We currently have no products approved for commercial sale, and all of our product candidates are currently in early-stage development, including our lead product candidate AXN-2510/IMM2510. As an organization, we have no prior experience completing any clinical trials; we have limited experience in preparing, submitting and prosecuting regulatory filings and have not previously submitted a biologics license application, or BLA, for any product candidate. Each of our programs and product candidates will require additional preclinical and/or clinical development, regulatory approval, obtaining manufacturing supply, capacity and expertise, building a commercial organization or successfully outsourcing commercialization, substantial investment and significant marketing efforts before we generate any revenue from product sales. We do not have any products that are approved for commercial sale, and we may never be able to develop or commercialize marketable products.

Our ability to generate revenue from our product candidates, which we do not expect will occur for several years, if ever, will depend heavily on the successful development, regulatory approval and eventual commercialization of our product candidates. The success of any product candidates that we develop or otherwise may acquire will depend on several factors, including:

- timely and successful completion of preclinical studies and clinical trials;

- effective INDs from the FDA or comparable foreign applications that allow commencement of our planned clinical trials or future clinical trials for our product candidates;

- sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

- successful enrollment and completion of clinical trials, including under the FDA's current Good Clinical Practices, or GCPs, and current Good Laboratory Practices;

- successful development of, or making arrangements with third-party manufacturers for, our commercial manufacturing processes for any of our product candidates that receive regulatory approval;

- receipt of timely marketing approvals from applicable regulatory authorities;

- launching commercial sales of products, if approved, whether alone or in collaboration with others;

- acceptance of the benefits and use of our products, including method of administration, if approved, by patients, the medical community and third-party payors, for their approved indications;

- the prevalence and severity of adverse events experienced with any product candidates;

- the availability, perceived advantages, cost, safety and efficacy of alternative therapies for any product candidate, and any indications for such product candidate, that we develop;

- our ability to produce any product candidates we develop on a commercial scale;

- obtaining and maintaining patent, trademark and trade secret protection and regulatory exclusivity for our product candidates and otherwise protecting our rights in our intellectual property portfolio;

- maintaining compliance with regulatory requirements, including cGMPs, and complying effectively with other procedures;

- obtaining and maintaining third-party coverage and adequate reimbursement and patients' willingness to pay out-of-pocket in the absence of such coverage and adequate reimbursement; and

- maintaining a continued acceptable safety, tolerability and efficacy profile of the products following approval.

If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize the product candidates we develop, which would materially harm our business. If we do not receive marketing approvals for any product candidate we develop, we may not be able to continue our operations. At any time, we may decide to discontinue the development of, or not to commercialize, a product candidate, such as our decision to discontinue our ITIL-168 development program. If we terminate a program in which we have invested significant resources, we will not receive any return on our investment and we will have missed the opportunity to allocate those resources to potentially more productive uses.

We may derive results and data for AXN-2510/IMM2510 and AXN-27M/IMM27M from clinical trials led by ImmuneOnco in China; our role in any such trials and our access to the clinical results and data, will be limited and there is no assurance that the clinical data from any such trials will be accepted or considered by the FDA, or other comparable regulatory authorities.

Pursuant to the IO Collaboration Agreement, we expect to fund clinical trial(s) of AXN-2510/IMM2510 led by ImmuneOnco in China. In addition, ImmuneOnco is pursuing additional clinical trials of AXN-2510/IMM2510 and AXN-27M/IMM27M in China. While these trials may provide us with clinical data that can inform our future development strategy, we do not have control over the protocols, administration, or conduct of the trials or their compliance with regulatory requirements. There is also no assurance that the clinical data from any such clinical trials will be accepted or considered by the FDA or other comparable regulatory authorities. Additional risks include procedural delays, timing issues and difficulties or differences in interpreting data. As a result, our minimal control over the conduct and timing of, and communications with the FDA, the National Medical Products Administration, or NMPA, with respect to the trials that ImmuneOnco is conducting expose us to additional risks and uncertainties, many of which are outside our control, and the occurrence of which could adversely affect the prospects for our product candidates. Furthermore, any data integrity issues or patient safety issues arising out of any of these trials would be beyond our control, yet could adversely affect our reputation and damage the clinical and commercial prospects for our product candidates.

Preclinical studies and clinical trials are expensive, time-consuming, difficult to design and implement and involve an uncertain outcome. Further, we may encounter substantial delays in completing the development of our product candidates.

All of our product candidates are in early-stage development and their risk of failure is high. We ultimately ceased our TIL clinical trials after encountering manufacturing and other clinical development challenges and have ceased development of our CoStAR-TIL technology. The clinical trials and manufacturing of our product candidates are, and the manufacturing and marketing of our products, if approved, will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and market our product candidates. Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are both safe and effective for use in each target indication. In particular, because our product candidates are subject to regulation as biological products, we will need to demonstrate that they are safe, pure and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Clinical trials are expensive and can take many years to complete, and their outcomes are inherently uncertain. We cannot guarantee that our clinical trials, including our potential collaborator-led clinical trials, will be conducted as planned or completed on schedule, if at all. Failure can occur at any time during the clinical trial process. Even if

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our clinical trials are completed as planned, we cannot be certain that their results will support the safety and effectiveness of our product candidates for their targeted indications or support continued clinical development of such product candidates. Our clinical trials may not be successful.

In addition, even if we successfully complete clinical trials, we cannot guarantee that the FDA, MHRA, EMA or other comparable foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. Moreover, results acceptable to support approval in one jurisdiction may be deemed inadequate by another regulatory authority to support regulatory approval in that other jurisdiction. To the extent that the results of the trials are not satisfactory to the FDA, MHRA, EMA or other comparable foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

To date, we have not completed any clinical trials required for the approval of any product candidate. We may experience delays in conducting any clinical trials and we do not know whether our clinical trials will begin on time, need to be redesigned, recruit and enroll patients on time or be completed on schedule, or at all. Clinical trials can be delayed suspended or terminated for a variety of reasons, including in connection with:

- inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials;

- delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for advanced clinical trials;

- delays in developing suitable assays for screening patients for eligibility for trials with respect to certain product candidates;

- delays in reaching agreement with the FDA, MHRA, EMA or other regulatory authorities as to the design or implementation of our clinical trials;

- obtaining regulatory authorization to commence a clinical trial;

- reaching an agreement on acceptable terms with clinical trial sites or prospective contract research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different clinical trial sites;

- obtaining institutional review board, or IRB, approval at each trial site;

- recruiting suitable patients to participate in a clinical trial;

- having patients complete a clinical trial or return for post-treatment follow-up;

- inspections of clinical trial sites or operations by applicable regulatory authorities, or the imposition of a clinical hold;

- clinical sites, CROs or other third parties deviating from trial protocol or dropping out of a trial;

- failure to perform in accordance with the applicable regulatory requirements, including FDA's GCP requirements, or applicable regulatory requirements in other countries;

- addressing patient safety concerns that arise during the course of a trial, including occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

- adding a sufficient number of clinical trial sites;

- manufacturing sufficient quantities of product candidate for use in clinical trials; or

- suspensions or terminations by IRBs of the institutions at which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities due to a number of factors, including those described above.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates or significantly increase the cost of such trials, including:

- we may experience changes in regulatory requirements or guidance, or receive feedback from regulatory authorities that requires us to modify the design of our clinical trials;

- clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon development programs;

- the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

- our third-party contractors and collaborators may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

- we or our collaborators might have to suspend or terminate clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements, a finding that our product candidates have undesirable side effects or other unexpected characteristics, or a finding that the participants are being exposed to unacceptable health risks;

- the cost of clinical trials of our product candidates may be greater than we anticipate and we may not have funds to cover the costs;

- the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

- regulators may revise the requirements for approving our product candidates, or such requirements may not be as we anticipate; and

- any current or future collaborators that conduct clinical trials may face any of the above issues, and may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

- incur unplanned costs;

- be delayed in obtaining marketing approval for our product candidates or not obtain marketing approval at all;

- obtain marketing approval in some countries and not in others;

- obtain marketing approval for indications or patient populations that are not as broad as intended or desired;

- obtain marketing approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings or Risk Evaluation and Mitigation Strategies, or REMS;

- be subject to additional post-marketing testing requirements;

- be subject to changes in the way the product is administered; or

- have regulatory authorities withdraw or suspend their approval of the product or impose restrictions on its distribution after obtaining marketing approval.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the DSMB for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

All of our product candidates will require extensive clinical testing before we are prepared to submit a BLA or marketing authorization application, or MAA, for regulatory approval. We cannot predict with any certainty if or when we might complete the clinical development for our product candidates and submit a BLA or MAA for regulatory approval of any of our product candidates or whether any such BLA or MAA will be approved. We may also seek feedback from the FDA, or other regulatory authorities on our clinical development program, and such regulatory authorities may not provide such feedback on a timely basis, or such feedback may not be favorable, which could further delay our development programs.

We cannot predict with any certainty whether or when we might complete a given clinical trial. If we experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our product candidates could be harmed, and our ability to generate revenues from our product candidates may be delayed or lost. In addition, any delays in our clinical trials could increase our costs, slow down the development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and results of operations. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We may seek Fast Track designation for our product candidates, and we may be unsuccessful. Even if received, Fast Track designation may not actually lead to a faster review or approval process and does not increase the likelihood that our product candidates will receive marketing approval.

We may seek Fast Track designation for our product candidates, and we may be unsuccessful. If a drug or biologic is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for FDA Fast Track designation for a particular indication. There is no assurance that the FDA will grant this status to any of our product candidates. If granted, Fast Track designation makes a product eligible for more frequent interactions with FDA to discuss the development plan and clinical trial design, as well as rolling review of the application, which means that the company can submit completed sections of its marketing application for review prior to completion of the entire submission. Marketing applications of product candidates with Fast Track designation may qualify for priority review under the policies and procedures offered by the FDA, but the Fast Track designation does not assure any such qualification or ultimate marketing approval by the FDA. The FDA has broad discretion whether or not to grant Fast Track designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we do receive Fast Track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast Track designation does not provide any assurance of ultimate FDA approval. In addition, the FDA may withdraw Fast Track designation at any time if it believes that the designation is no longer supported by data from our clinical development program.

The regulatory approval processes of the FDA, MHRA, EMA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If we are not able to obtain required regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval or other marketing authorizations by the FDA, MHRA, EMA and comparable foreign authorities is unpredictable, and it typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, and the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate, and it is possible that we may never obtain regulatory approval for any product candidates we may seek to develop in the future. Neither we nor any current or future collaborator is permitted to market any drug product candidates in the United States until we receive regulatory approval of a BLA from the FDA, and we cannot market them in the European Union until we receive approval for a MAA from the EMA, or in other foreign countries until we receive the required regulatory approval in such other countries. To date, we have had no discussions with the FDA regarding our clinical development of AXN-2510/IMM2510 or regulatory approval for AXN-2510/IMM2510. In addition, we have had no discussions with other comparable foreign authorities regarding clinical development programs or regulatory approval for any product candidate.

Prior to obtaining approval to commercialize any drug product candidate in the United States or abroad, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA, MHRA, EMA or other comparable foreign regulatory agencies, that such product candidates are safe, pure and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. The FDA, MHRA, EMA or other regulatory agency may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or after approval, or it may object to elements of our clinical development programs.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

- the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our or our collaborators' clinical trials;

- we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

- the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

- we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

- the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

- the approval policies or regulations of the FDA or comparable foreign authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of products in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval and marketing authorization process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval and marketing authorization to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

We have invested a significant portion of our time and financial resources in the development of our clinical and preclinical product candidates. Our business is dependent on our ability to successfully complete preclinical and clinical development of, obtain regulatory approval for, and, if approved, successfully commercialize product candidates in a timely manner.

Even if we eventually complete clinical testing and receive approval of a BLA or foreign marketing application for any product candidates, the FDA, MHRA, EMA or the applicable foreign regulatory agency may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-marketing clinical trials. The FDA, MHRA, EMA or the applicable foreign regulatory agency also may approve or authorize for marketing a product candidate for a more limited indication or patient population than we originally request, and the FDA, MHRA, EMA or applicable foreign regulatory agency may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval or other marketing authorization would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.

In addition, the FDA, MHRA, EMA and other regulatory authorities may change their policies, issue additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval of our future products under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain approvals, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we may have obtained.

Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. Our product candidates may not have favorable results in later clinical trials, if any, or receive regulatory approval.

Success in preclinical testing and early stage clinical trials by ImmuneOnco in China does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Preclinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in preclinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. For example, we may be unable to identify suitable animal disease models for our product candidates, which could delay or frustrate our ability to proceed into clinical trials or obtain marketing approval. Our product candidates may fail to show the desired safety and efficacy in clinical development despite having progressed through preclinical studies and initial clinical trials.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.

Interim, "top-line" and preliminary results from our clinical trials that we or our collaborators announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, top-line or preliminary results from our clinical trials or those of our collaborator, ImmuneOnco. Interim results from clinical trials that we or ImmuneOnco may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or top-line results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Differences between preliminary, top-line or interim data and final data could significantly harm our business prospects and may cause the trading price of our common stock to fluctuate significantly. We and ImmuneOnco also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we and they may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line results that we or ImmuneOnco report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated.

Further, others, including regulatory agencies may not accept or agree with our or ImmuneOnco's assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular development program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise

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appropriate information to include in our disclosure. Any information we determine not to disclose may ultimately be deemed meaningful by you or others with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the interim, top-line or preliminary data that we or ImmuneOnco report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, product candidates may be harmed, which could significantly harm our business prospects.

Our preclinical studies and clinical trials may fail to demonstrate substantial evidence of the safety and efficacy of our product candidates, or serious adverse or unacceptable side effects may be identified during the development of our product candidates, which could prevent, delay or limit the scope of regulatory approval of our product candidates, limit their commercialization, increase our costs or necessitate the abandonment or limitation of the development of some of our product candidates.

To obtain the requisite regulatory approvals for the commercial sale of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are safe, pure and potent for use in each target indication. These trials are expensive and time consuming, and their outcomes are inherently uncertain. Failures can occur at any time during the development process. Preclinical studies and clinical trials often fail to demonstrate safety or efficacy of the product candidate studied for the target indication, and most product candidates that begin clinical trials are never approved.

We may fail to demonstrate with substantial evidence from adequate and well-controlled trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that our product candidates are safe and potent for their intended uses.

If our product candidates are associated with undesirable effects in preclinical studies or clinical trials or have characteristics that are unexpected, we may decide or be required to perform additional preclinical studies or to halt or delay further clinical development of our product candidates or to limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe, or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate, if approved.

If any such adverse events occur, our clinical trials could be suspended or terminated. If we cannot demonstrate that any adverse events were not caused by the drug, the FDA, MHRA, EMA or comparable foreign regulatory authorities could order us to cease further development of, or deny approval of, our product candidates for any or all targeted indications. Even if we are able to demonstrate that all future serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition and prospects significantly. In addition, significant adverse events, or the related suspension or termination of ImmuneOnco's clinical trial of AXN-2510/IMM2510 or AXN-27M/IMM27M in China, could materially harm our ability to develop these product candidates and may significantly harm our business, financial condition and prospects.

If our product candidates are associated with side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses in which the side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. The FDA, MHRA, EMA, comparable foreign regulatory authorities or an IRB may also require that we suspend, discontinue, or limit our clinical trials based on safety information, or that we conduct additional animal or human studies regarding the safety and efficacy of our product candidates which we have not planned or anticipated. Such findings could further result in regulatory authorities failing to provide marketing authorization for our product candidates or limiting the scope of the approved indication, if approved. Many product candidates that initially showed promise in early-stage testing have later been found to cause side effects that prevented further development of the product candidate.

Additionally, if one or more of our product candidates receives marketing approval, and we or others identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

- regulatory authorities may suspend, withdraw or limit approvals of such product, or seek an injunction against its manufacture or distribution;

- regulatory authorities may require additional warnings on the label;

- we may be required to create a medication guide outlining the risks of such side effects for distribution to patients or other requirements subject to a REMS;

- we may be required to change the way a product is administered or conduct additional trials;

- we could be sued and held liable for harm caused to patients;

- we may decide to remove the product from the market;

- we may not be able to achieve or maintain third-party payor coverage and adequate reimbursement;

- we may be subject to fines, injunctions or the imposition of civil or criminal penalties; and

- our reputation and physician or patient acceptance of our products may suffer.

There can be no assurance that we will resolve any issues related to any product-related adverse events to the satisfaction of the FDA or comparable foreign regulatory agency in a timely manner or at all, or that ImmuneOnco will resolve any issues related to AXN-2510/IMM2510 or AXN-27M/IMM27M adverse events to the satisfaction of the NMPA. Moreover, any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

As an organization, we do not have experience completing clinical trials, and may be unable to complete clinical trials for any product candidates we may develop, including AXN-2510/IMM2510.

We are early in our development efforts for our product candidates and will need to successfully complete clinical trials, including pivotal clinical trials, in order to obtain FDA, MHRA, EMA or comparable foreign regulatory authorities' approval to market any of our product candidates. Carrying out clinical trials and the submission of a successful BLA or MAA is a complicated process. As an organization, we are early in the process of collaborating with ImmuneOnco on the development of AXN-2510/IMM2510 and AXN-27M/IMM27M and have no experience completing any clinical trial, have limited experience in preparing regulatory submissions and have not previously submitted a BLA or MAA for any product candidate. We do not have a clinical development team. We have no prior experience developing bispecific antibodies and have no experience treating patients with bispecific antibodies. We have had no substantive interactions with the FDA related to AXN-2510/IMM2510 and cannot be certain how many clinical trials of AXN-2510/IMM2510 will be required or how such trials should be designed. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to submission of the applicable regulatory applications and approval of AXN-2510/IMM2510, or any other product candidate. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop, including AXN-2510/IMM2510. Failure to commence or complete, or delays in, our collaboration or planned clinical trials, could prevent us from or delay us in commercializing our product candidates, including AXN-2510/IMM2510.

We may experience delays or difficulties in the enrollment and/or retention of patients in clinical trials, which could delay or prevent our receipt of necessary regulatory approvals.

Successful and timely completion of clinical trials will require that we enroll a sufficient number of patients. Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population and competition for patients eligible for our clinical trials with competitors which may have ongoing clinical trials for product candidates that are under development to treat the same indications as one or more of our product candidates, or approved products for the conditions for which we are developing our product candidates.

Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable foreign regulatory authorities. We cannot predict how successful we will be at enrolling subjects in future clinical trials. Subject enrollment is affected by other factors including:

- the severity and difficulty of diagnosing the disease under investigation;

- the eligibility and exclusion criteria for the trial in question;

- the size of the patient population and process for identifying patients;

- our ability to recruit clinical trial investigators with the appropriate competencies and experience;

- the design of the trial protocol;

- the perceived risks and benefits of the product candidate in the trial;

- the availability of competing commercially available therapies and other competing therapeutic candidates' clinical trials for the disease or condition under investigation;

- the willingness of patients to be enrolled in our clinical trials;

- the efforts to facilitate timely enrollment in clinical trials;

- potential disruptions caused by disease outbreaks, epidemics and pandemics, including difficulties in initiating clinical sites, enrolling and retaining participants, diversion of healthcare resources away from clinical trials, travel or quarantine policies that may be implemented, and other factors;

- the patient referral practices of physicians;

- the ability to monitor patients adequately during and after treatment; and
- the proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in these clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing. Furthermore, we expect to rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and we will have limited influence over their performance.

Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients in our clinical trials.

We may seek orphan drug designation for some of our product candidates, and we may be unsuccessful, or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity, for product candidates for which we obtain orphan drug designation.

We may seek orphan drug designation for some or all of our product candidates in specific orphan indications in which there is a medically plausible basis for the use of these product candidates. Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population of 200,000 or more in the United States where there is no reasonable expectation that the cost of developing and making available the drug or biologic will be recovered from sales in the United States. Orphan drug designation must be requested before submitting a BLA. Although we may seek orphan drug designation for some or all of our product candidates, we may never receive such designations.

In the United States, orphan drug designation entitles a party to financial incentives such as tax advantages and user fee waivers. Opportunities for grant funding toward clinical trial costs may also be available for clinical trials of drugs or biologics for rare diseases, regardless of whether the drugs or biologics are designated for the orphan use.

In addition, if a drug or biologic with an orphan drug designation subsequently receives the first marketing approval for a particular active ingredient or principal molecular structural features for the indication for which it has such designation, the product is entitled to a seven year period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can ensure the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the drug was designated. Even if we obtain orphan drug designation for a product candidate, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing biological products. If we seek orphan drug designation, we may be unsuccessful in obtaining such orphan drug designation for our product candidates. Even if we obtain orphan drug exclusivity for any of our product candidates, we may be unable to maintain the benefits associated with orphan drug designation, or such orphan drug exclusivity may not effectively protect those product candidates from competition because different drugs can be approved for the same condition, and orphan drug exclusivity does not prevent the FDA from approving the same or a different drug in another indication. Even after an orphan drug is granted orphan drug exclusivity and approved, the FDA can subsequently approve a later application for the same drug for the same condition before the expiration of the seven-year exclusivity period if the FDA concludes that the later drug is clinically superior in that it is shown to be safer in a substantial portion of the target populations, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan drug designation. Moreover, orphan drug-exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or that we are unable to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

Breakthrough therapy designation by the FDA for any product candidate may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that the product candidate will receive marketing approval.

We may, in the future, apply for breakthrough therapy designation, or the equivalent thereof in foreign jurisdictions (where available), for our product candidates. A breakthrough therapy is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the BLA.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe that one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and it would not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product candidate no longer meets the conditions for qualification or it may decide that the time period for FDA review or approval will not be shortened.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and management resources, we must focus on development programs and product candidates that we identify for specific indications. As such, we are currently primarily focused on advancing the development of AXN-2510/IMM2510 for the treatment of non-small cell lung cancer and potentially licensing-in or otherwise acquiring other new product candidates. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications for these product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future development programs and product candidates for specific indications may not yield any commercially viable products. For example, before in-licensing AXN-2510/IMM2510, our strategy prioritized development of TIL cell therapy products. Further, if we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We plan to work with our collaborator, ImmuneOnco, to conduct clinical trials for AXN-2510/IMM2510 and AXN-27M/IMM27M outside the United States, including China, and the FDA and similar foreign regulatory authorities may not accept data from such trials conducted in locations outside of their jurisdiction.

Our subsidiary, Axion Bio, Inc. or Axion Bio, is party to a collaboration with ImmuneOnco pursuant to which ImmuneOnco is pursuing clinical trials of AXN-2510/IMM2510 and AXN-27M/IMM27M in China to generate clinical data from patients with certain solid tumor cancers, including of AXN-2510/IMM2510 in non-small cell lung cancer. In addition, we may choose to conduct other clinical trials outside the United States, including in the Australia, Canada, Europe, the United Kingdom or other foreign jurisdictions. The acceptance by the FDA of data from clinical trials conducted in China or any other clinical trial outside the United States may be subject to certain conditions or may not be accepted at all. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. For example, in February 2022, the FDA publicly rebuked an oncology product sponsor for submitting a marketing application with Phase 3 clinical data solely from China and since that time, it has declined to approve other applications that contained primarily China-generated clinical data. Additionally, the FDA's clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States, including China, or the applicable jurisdiction. If the FDA or any similar foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

We have, and we may in the future, engage in strategic transactions to acquire or in-license additional new product candidates or technologies, and we may not be successful in developing and commercializing any product candidates we acquire or in-license, including AXN-2510/IMM2510.

Our strategy is currently focused on developing AXN-2510/IMM2510, which we in-licensed from ImmuneOnco in August 2024. However, we may seek in the future to engage in additional strategic transactions to in-license or acquire and develop additional therapeutic assets for diseases with significant unmet medical need. We may not be able to continue to identify, in-license or otherwise acquire, and subsequently develop, new product candidates in addition to our current pipeline. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights or assets that we may consider attractive for further development. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us, and companies that do not perceive us to be competitor may be reluctant to consider licensing to us given our lack of relevant meaningful experience. In addition, the process of identifying new product candidates and technologies that may be available to acquire or in-license and assessing their potential and value is difficult and time-consuming. Even if we identify suitable candidates to acquire or in-license, negotiating strategic transactions is time-consuming and may distract our management from focusing on developing our other product candidates. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. Even if we are successful in continuing to build our pipeline, either through internal research and development or through in-licensing or other asset acquisitions, the potential product candidates that we identify may not be suitable for clinical development. For example, product candidates may be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be successfully developed, much less receive marketing approval and achieve market acceptance. We may not be successful in developing or commercializing the product candidates we have licensed-in, including the product candidates licensed from ImmuneOnco, or any future product candidate we may acquire or in-license. If we do not successfully develop and commercialize product candidates, we will not be able to obtain product revenue in future periods, which likely would result in significant harm to our financial position and adversely affect our stock price.

If we do not achieve our plans and projected development goals in the timeframes we announce and expect, the commercialization of our products may be delayed.

From time to time, we may estimate the timing of the accomplishment of various scientific, clinical, regulatory, manufacturing and other product development goals, which we sometimes refer to as milestones, including in connection with our collaboration with ImmuneOnco. These milestones may include the commencement or completion of, and availability of data from, preclinical studies and clinical trials and the submission of regulatory filings. From time to time, we may publicly announce the expected timing of some of these milestones. All of these milestones are, and will be, based on a variety of assumptions. In particular with respect to expected milestones related to our lead product candidate, AXN-2510/IMM2510, we are setting timelines and making assumptions for a product candidate that we in-licensed very recently. We have no prior experience developing a bispecific antibody and, accordingly, are making clinical, regulatory, manufacturing and other assumptions related to a bispecific antibody for the first time. The actual timing of these milestones can vary significantly compared to our estimates, in some cases for reasons beyond our control. We may experience numerous unforeseen events during, or as a result of clinical trials that we conduct that could delay or prevent our ability to receive marketing approval or commercialize our product candidates. In addition, failure to meet projected milestones may negatively impact the trading price of our common stock and our ability to raise additional capital on attractive terms or at all.

The market opportunities for any current or future product candidate we develop, if approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.

Any revenue we are able to generate in the future from product sales will be dependent, in part, upon the size of the market in the United States and any other jurisdiction for which we gain regulatory approval and have commercial rights. If the markets or patient subsets that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, even if approved.

Cancer therapies are sometimes characterized as first-line, second-line or third-line, and the FDA often approves new therapies initially only for third-line use. When cancer is detected early enough, first-line therapy, usually chemotherapy, immunotherapy, hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. We may initially seek approval for product candidates we develop as a therapy for patients who have received one or more prior treatments. If we do so, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially as a first-line therapy, but there is no guarantee that any product candidate we develop, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

The number of patients who have the types of cancer we are targeting may turn out to be lower than expected. Additionally, the potentially addressable patient population for our current or future product candidates may be limited, if and when approved. Further, even if any of our product candidates are approved by the FDA or comparable foreign regulators, their approved indications may be limited to a subset of the indications that we targeted. Even if we obtain significant market share for any product candidate, if and when approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications, including to be used as first- or second-line therapy.

We may develop AXN-2510/IMM2510, AXN-27M/IMM27M and future product candidates for use in combination with other therapies or third-party product candidates, which exposes us to additional regulatory risks.

We may develop the product candidates licensed-in from ImmuneOnco and future product candidates for use in combination with one or more currently approved cancer therapies. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risk that the FDA, MHRA, EMA or comparable foreign regulatory authorities could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. This could result in our own products being removed from the market or being less successful commercially. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other drugs or for indications other than cancer.

We may also evaluate product candidates in combination with one or more other third-party product candidates that have not yet been approved for marketing by the FDA, MHRA, EMA or comparable foreign regulatory authorities. If so, we will not be able to market and sell any product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.

If the FDA or comparable foreign regulatory authorities do not approve these other biological products or revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, the biologics we choose to evaluate in combination with any product candidate we develop, we may be unable to obtain approval of or market any such product candidate.

Risks Related to the Manufacturing of our Product Candidates

Biologics are complex and difficult to manufacture. We intend to rely on ImmuneOnco in China to manufacture clinical supplies of AXN-2510/IMM2510, and to produce preclinical and clinical supply of other product candidates and to produce commercial supplies of any approved product. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or any approved products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We currently rely, and expect to continue to rely, on third party manufacturers, including ImmuneOnco to manufacture and to perform quality testing for AXN-2510/IMM2510. Reliance on third parties exposes us to risks associated with having reduced control over manufacturing activities, and any disruptions to the operations of our third-party manufacturers, including those caused by conditions unrelated to our business or operations such as bankruptcy of the manufacturer, could materially and adversely affect our business.

We do not operate manufacturing facilities for the production of clinical or commercial supplies of our product candidates and currently have no supply agreements for the production of any of our product candidates. We have no personnel with experience in manufacturing bispecific antibodies and lack the resources and the capabilities to manufacture any of our product candidates on any scale, including clinical or commercial scale. We currently plan to rely on third parties for supply of our product candidates and for commercial supply if any of our product candidates are approved for sale.

We intend to enter into a supply agreement with ImmuneOnco for supply of AXN-2510/IMM2510 for use in clinical trials. We currently have no agreements with third-party manufacturers for development, validation and manufacturing of AXN-2510/IMM2510 to secure the long-term clinical or commercial supply of AXN-2510/IMM2510 or for any of our other products candidates. We may be unable to secure agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms. The third-party manufacturers may not successfully carry out their contractual duties or obligations, the occurrence of which could substantially increase our costs and limit our supply of such product candidates. The demand for third-party manufacturer's services is very high, and such manufacturers could be subject to market transactions including mergers, acquisitions and other market consolidation transactions that limit their ability to provide products and services to us thereby increasing the time and cost it could take us to manufacture our product candidates or any approved products.

Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers, including ImmuneOnco, entails additional risks, including:

- reliance on the third party for regulatory compliance and quality assurance;
- the possible breach of the manufacturing agreement by the third party;
- the possible diversion of manufacturing capacity to other customers by the third party;
- the possible misappropriation of our proprietary information, including our trade secrets and know-how; and
- the possible termination or non-renewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers, including ImmuneOnco, may not be able to comply with current cGMP regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, including ImmuneOnco, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. In addition, in order to conduct late-stage clinical trials of our product candidates, we will need to have them manufactured in large quantities. Our third-party manufacturers, including ImmuneOnco, may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all.

Moreover, if our third-party manufacturers, including ImmuneOnco, are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of that product candidate may be delayed or infeasible, and regulatory approval or commercial launch of that product candidate may be delayed or not obtained, which could significantly harm our business.

If the third parties, including ImmuneOnco, that we engage to manufacture product for our preclinical tests and clinical trials should cease to continue to do so for any reason, we likely would experience delays in advancing these clinical trials while we identify and qualify replacement suppliers, and we may be unable to obtain replacement supplies on terms that are favorable to us. In addition, if we are not able to obtain adequate supplies of our product candidates or the drug substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively.

If our third party manufacturers divert their capacity and/or supply of materials needed for our product candidates, our ability to complete our clinical trials or eventually bring our product candidates to market may be compromised. Further, if manufacturing of our lead product candidate AXN-2510/IMM2510 is transferred from ImmuneOnco to another manufacturer for any reason, loss of any of the knowledge transferred relating to AXN-2510/IMM2510 may cause us to incur additional transition costs or result in delays in the manufacturing of AXN-2510/IMM2510.

We rely on ImmuneOnco for the capability to manufacture our lead product candidate, AXN-2510/IMM2510, as well as AXN-27M/IMM27M, and expect to rely on third party manufacturers for any other product candidates we may develop. We plan to enter into a supply agreement with ImmuneOnco for manufacturing of AXN-2510/IMM2510, and the termination or ImmuneOnco's breach of such agreement could require us to find an alternative manufacturer for AXN-2510/IMM2510 and delay development and commercialization of AXN-2510/IMM2510. Manufacturing of biological compounds is inherently complex, and shifting manufacturing relationship to another third-party manufacturer takes significant time and resources and may result in higher costs and potential inventory issues. Any failure of ImmuneOnco to adequately transfer knowledge to another manufacturer could have a material adverse effect on our business. In addition, ImmuneOnco's manufacturing processes may use materials which we may not be able to secure, requiring us to have to develop alternative processes and delay manufacturing.

Our reliance on ImmuneOnco and/or other third party manufacturers exposes us to the risk that such manufacturers may divert their capacity and/or supply of materials needed for our product candidates, compromising our ability to complete our clinical trials or commercialize our product candidates. Large pharmaceutical companies with greater resources, either through acquisitions, market consolidation or otherwise, may be able to obtain privileged access to manufacturing capacity and/or supply of material needed for the manufacture of AXN-2510/IMM2510 or our other product candidates. If our competitors are able to use their resources to secure preferential access to the supply capacity of third party manufacturers, or if third party manufacturers elect to terminate their contracts with us in favor of exclusive contracts with other larger pharmaceutical companies, our ability to obtain a supply of AXN-2510/IMM2510 or any other product candidates may be impacted resulting in significant delays and higher costs for development and commercialization of our products. We may not be able to complete our clinical trials or market our products at scale without stable partnerships with third party manufacturers who produce AXN-2510/IMM2510 or other drug compounds necessary for our product candidates.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and product characteristics. Such changes carry the risk that they will not achieve our intended objectives. Any such changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenue. In addition, we may be required to make significant changes to our upstream and downstream processes across our pipeline, which could delay the development of our future product candidates.

Risks Related to the Commercialization of our Product Candidates

Even if any of our product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any of our product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant revenue and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

- the efficacy, safety and potential advantages compared to alternative treatments;

- our ability to offer our products for sale at competitive prices;

- the convenience and ease of administration compared to alternative treatments;

- product labeling or product insert requirements of the FDA, MHRA, EMA or other comparable foreign regulatory authorities, including any limitations or warnings contained in a product's approved labeling, including any black box warning or REMS;

- the willingness of the target patient population to try new treatments and of physicians to prescribe these treatments;

- our ability to hire and retain a sales force;

- the strength of marketing and distribution support;

- the availability of third-party coverage and adequate reimbursement for our product candidates, once approved;

- the prevalence and severity of any side effects; and

- any restrictions on the use of our products together with other medications.

If we are unable to establish sales, marketing and distribution capabilities for any product candidate that may receive regulatory approval, we may not be successful in commercializing those product candidates if and when they are approved.

We do not have sales or marketing infrastructure. To achieve commercial success for any product candidate for which we may obtain marketing approval, we will need to establish a sales and marketing organization. In the future, we expect to build a focused sales and marketing infrastructure to market our product candidates in the United States, if they are approved. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to market our products on our own include:

- our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

- the inability of sales personnel to obtain access to physicians in order to educate physicians about our product candidates, once approved;

- the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

- unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales, marketing and distribution capabilities and are forced to enter into arrangements with, and rely on, third parties to perform these services, our revenue and our profitability, if any, are likely to be lower than if we had developed such capabilities ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

The treatable populations for our product candidates may be smaller than we or third parties currently project, which may affect the addressable markets for our product candidates.

Our projections of the number of people who have the diseases we are seeking to treat, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are estimates based on our knowledge and understanding of these diseases. These estimates may prove to be incorrect and new studies may report lower incidence or prevalence estimates of these diseases. The number of patients in the United States, the European Union and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our product candidates or patients may become increasingly difficult to identify and access, all of which would adversely affect our business, financial condition, results of operations and prospects. Further, even if we obtain approval for our product candidates, the FDA or other regulators may limit their approved indications to more narrow uses or subpopulations within the populations for which we are targeting development of our product candidates.

The total addressable market opportunity for our product candidates will ultimately depend upon a number of factors including the diagnosis and treatment criteria included in the final label, if approved for sale in specified indications, acceptance by the medical community, patient access and product pricing and reimbursement. Incidence and prevalence estimates are frequently based on information and assumptions that are not exact and may not be appropriate, and the methodology is forward-looking and speculative. The process we have used in developing an estimated incidence and prevalence range for the indications we are targeting has involved collating limited data from multiple sources. Accordingly, the incidence and prevalence estimates included in this Annual Report on Form 10-K or our other filings with the Securities and Exchange Commission, or the SEC, should be viewed with caution. Further, the data and statistical information used in this Annual Report on Form 10-K or our other filings with the SEC, including estimates derived from them, may differ from information and estimates made by our competitors or from current or future studies conducted by independent sources.

Off-label use or misuse of our products may harm our reputation in the marketplace, result in injuries that lead to costly product liability suits, and/or subject us to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with any product.

If our product candidates are approved by the FDA, we may only promote or market our product candidates for their specifically approved indications. We will train our marketing and sales force against promoting our product candidates for uses outside of the approved indications for use, known as "off-label uses." We cannot, however, prevent a physician from using our products off-label, when in the physician's independent professional medical judgment he or she deems it appropriate. Furthermore, the use of our products for indications other than those approved by the FDA may not effectively treat such conditions. Any such off-label use of our product candidates could harm our reputation in the marketplace among physicians and patients. There may also be increased risk of injury to patients if physicians attempt to use our products for these uses for which they are not approved, which could lead to product liability suits that that might require significant financial and management resources and that could harm our reputation.

Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by the FDA, the U.S. Federal Trade Commission, the Department of Justice, or the DOJ, the Office of Inspector General of the U.S. Department of Health and Human Services, or HHS, state attorneys general, members of the U.S. Congress, and the public. Additionally, advertising and promotion of any product candidate that obtains approval outside of the United States will be heavily scrutinized by comparable foreign entities and stakeholders. Violations, including actual or alleged promotion of our products for unapproved or off-label uses, are subject to enforcement letters, inquiries, and investigations, and civil and criminal sanctions by the FDA, DOJ, or comparable foreign bodies. Any actual or alleged failure to comply with labeling and promotion requirements may result in fines, warning letters, mandates to corrective information to healthcare practitioners, injunctions, or civil or criminal penalties.

We face significant competition from other biotechnology and pharmaceutical companies, and from non-profit institutions, which may result in others discovering, developing or commercializing products before or more successfully than we do.

Drug development is highly competitive and subject to rapid and significant technological advancements. There are several large and small pharmaceutical companies focused on delivering therapeutics for the treatment of non-small cell lung cancer, triple negative breast cancer, and other oncology indications we might target in the future. Further, it is likely that additional drugs will become available in the future for the treatment of our target indications.

We face competition from segments of the pharmaceutical, biotechnology and other related markets that pursue the development of immuno-oncology therapies for the treatment of solid tumor cancers, including Akeso Therapeutics, ALX Oncology, Arcus Therapeutics, AstraZeneca plc, Beigene, BioAtla, BioNTech, Biotheus, Bristol Myers, Cullinan Therapeutics, Cytomx, Genentech/Roche, Gilead Sciences, GlaxoSmithKline, iTeos Therapeutics, Merck, Novartis, Regeneron, Sanofi, Shattuck Labs, Summit Therapeutics, Werewolf Therapeutics.

Several pharmaceutical and biotechnology companies have established themselves in the market for the treatment of non-small cell lung cancer, or NSCLC, and several additional companies are developing products for the treatment of NSCLC. Currently, the most commonly used treatments for NSCLC are several immuno-oncology drugs and chemotherapies, administered either as monotherapy or in combination with other approved therapeutics. NSCLC treatment regimens vary due to several factors, including genetic mutations and progression of disease. Several medications have been approved by FDA for these treatments, including, but not limited to pembrolizumab, atezolizumab, nivolumab, durvalumab and ipilmumab. There are anti-angiogenic therapies which are approved for the treatment of certain lung cancers, including bevacizumab and ramucirumab. In addition, there are several targeted therapies that have also been approved, including, but not limited to, osimertinib, adagrasib, and alectinib. Beyond currently approved therapies, several potential therapeutics are in various stages of development and clinical trials for the treatment of NSCLC, including late-stage candidates which have recently released Phase III clinical trial data in NSCLC in 2023, such as Daiichi Sankyo and AstraZeneca’s datopotamab deruxetecan and Johnson & Johnson’s amivantamab and lazertinib. Finally, there are candidates in various stages of ongoing clinical trials for NSCLC, including Daiichi Sankyo and Merck with patritumab deruxtecan and AstraZeneca’s volrustomig, each currently enrolling in Phase III clinical trials.

Universities and public and private research institutions in the United States and Europe are also potential competitors. While these universities and public and private research institutions primarily have educational objectives, they may develop proprietary technologies that lead to FDA-approved therapies or secure patent protection that we may need for the development of our technologies and product candidates.

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, as well as in obtaining regulatory approvals of those product candidates in the United States and in foreign countries. Our current and potential future competitors may also have significantly more experience commercializing drugs, particularly antibody-based therapeutics and other biological products, that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of our competitors.

We will face competition from other drugs or from other non-drug products currently approved or that will be approved in the future in the oncology field, including for the treatment of diseases and disorders in the therapeutic categories we intend to target. Therefore, our ability to compete successfully will depend largely on our ability to:

- develop and commercialize drugs that are superior to other products in the market;
- demonstrate through our clinical trials that our product candidates are differentiated from existing and future therapies;
- attract qualified scientific, product development and commercial personnel;

- obtain patent or other proprietary protection for our medicines;

- obtain required regulatory approvals;

- obtain coverage and adequate reimbursement from, and negotiate competitive pricing with, third-party payors; and

- successfully collaborate with pharmaceutical companies and/or non-profit institutions in the discovery, development and commercialization of new medicines.

The availability of our competitors' products could limit the demand, and the price we are able to charge, for any product candidate we develop. The inability to compete with existing or subsequently introduced drugs would have an adverse impact on our business, financial condition and prospects. In addition, the reimbursement structure of approved cell therapies by other companies could impact the anticipated reimbursement structure of our cell therapies, if approved, and our business, financial condition, results of operations and prospects.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, discovering, developing, receiving regulatory and marketing approval for, or commercializing, drugs before we do, which would have an adverse impact on our business and results of operations.

Any product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

If we are successful in achieving regulatory approval to commercialize any biologic product candidate that we develop, it may face competition from biosimilar products. In the United States, our product candidates are regulated by the FDA as biologic products subject to approval under the BLA pathway. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed by the FDA. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have an adverse effect on the future commercial prospects for our biological products.

There is a risk that any of our product candidates approved as a biological product under a BLA would not qualify for the 12-year period of exclusivity or that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. If competitors are able to obtain marketing approval for biosimilars referencing our candidates, if approved, our products may become subject to competition from such biosimilars, with the attendant competitive pressure and potential adverse consequences.

The success of our product candidates will depend significantly on coverage and adequate reimbursement or the willingness of patients to pay for these therapies.

We believe our success depends on obtaining and maintaining coverage and adequate reimbursement for our product candidates and the extent to which patients will be willing to pay out-of-pocket for such products, in the absence of reimbursement for all or part of the cost. In the United States and in other countries, patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. The availability of coverage and adequacy of reimbursement for our products by third-party payors, including government health care programs (e.g., Medicare, Medicaid, TRICARE), managed care providers, private health insurers, health maintenance organizations, and other organizations is essential for most patients to be able to afford medical services and pharmaceutical products such as our product candidates. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a payor-by-payor basis. One payor's determination to provide coverage for a drug product does not assure that other payors will also provide coverage, and adequate reimbursement. The principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within HHS. CMS decides whether and to what extent products will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree.

Third-party payors determine which products and procedures they will cover and establish reimbursement levels. Even if a third-party payor covers a particular product or procedure, the resulting reimbursement payment rates may not be adequate. Patients who are treated in-office for a medical condition generally rely on third-party payors to reimburse all or part of the costs associated with the procedure, including costs associated with products used during the procedure, and may be unwilling to undergo such procedures in the absence of such coverage and adequate reimbursement. Physicians may be unlikely to offer procedures for such treatment if they are not covered by insurance and may be unlikely to purchase and use our product candidates, if approved, for our stated indications unless coverage is provided and reimbursement is adequate. In addition, for products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs.

Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that a procedure is safe, effective and medically necessary; appropriate for the specific patient; cost-effective; supported by peer-reviewed medical journals; included in clinical practice guidelines; and neither cosmetic, experimental, nor investigational. Further, increasing efforts by third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA or comparable regulatory approvals. Additionally, we may also need to provide discounts to purchasers, private health plans or government healthcare programs. Our product candidates may nonetheless not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. We expect to experience pricing pressures from third-party payors in connection with the potential sale of any of our product candidates. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales. Further, coverage policies and third-party payor reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained for one or more of our product candidates, if approved, less favorable coverage policies and reimbursement rates may be implemented in the future.

Foreign governments also have their own healthcare reimbursement systems, which vary significantly by country and region, and we cannot be sure that coverage and adequate reimbursement will be made available with respect to the treatments in which our products are used under any foreign reimbursement system.

There can be no assurance that our product candidates, if approved for sale in the United States or in other countries, will be considered medically reasonable and necessary, that it will be considered cost-effective by third-party payors, that coverage or an adequate level of reimbursement will be available or that reimbursement policies and practices in the United States and in foreign countries where our products are sold will not adversely affect our ability to sell our product candidates profitably, if they are approved for sale.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or drugs caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for any product candidates or drugs that we may develop;
- injury to our reputation and significant negative media attention;
- withdrawal of clinical trial participants;
- significant costs to defend the related litigation;
- substantial monetary awards paid to trial participants or patients;
- loss of revenue;
- reduced resources of our management to pursue our business strategy; and
- the inability to commercialize any products that we may develop.

Although we maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Our business and operations would suffer in the event we, or the third parties with whom we work, suffer computer system failures, cyberattacks or a deficiency in our or such third parties' cybersecurity.

In the ordinary course of our business, we, and the third parties with whom we work, collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit and share (collectively, process) proprietary, confidential and sensitive data, including personal data (such as health-related data), data about trial participants in connection with clinical trials, intellectual property sensitive third-party data and trade secrets (collectively, sensitive information). Cyber-attacks, malicious internet-based activity, online and offline fraud and other similar activities threaten the confidentiality, integrity and availability of our sensitive information and information technology systems and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, and the third parties with whom we work, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain and ability to produce, sell and distribute our goods and services. We and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which are increasingly difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions),

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denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely on third parties and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, encryption and authentication technology, employee email and other functions. We also rely on third parties to provide other products, services or otherwise to operate our business. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. If these third parties experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if these third parties fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or in the supply chains of the third parties with whom we work have not been or will not be compromised.

Certain of the previously identified or similar threats have in the past and may in the future cause a security incident or other interruption that have in the past and could in the future result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties with whom we work. For example, we have been the target of unsuccessful phishing attempts and unsuccessful attempts to impersonate key personnel in email in the past, and expect such attempts will continue in the future. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our services. We expend resources or may have to modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

It may be difficult or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps to detect, mitigate and remediate vulnerabilities in our information systems (such as our hardware or software, including that of third parties with whom we work), but we have not in the past and may not in the future be able to detect and remediate all vulnerabilities, including on a timely basis. Further, we have (and may in the future) experienced delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders (including affected individuals, customers, regulators, and investors) of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences. If we, or a third party with whom we work, experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include government enforcement actions (for example, investigations, fines, penalties, audits and inspections), additional reporting requirements and/or oversight, restrictions on processing sensitive information (including personal data), litigation (including class claims), indemnification obligations, negative publicity, reputational harm, monetary fund diversions, interruptions in our operations (including availability of data), financial loss and other similar harms.

Some of our contracts do not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all or that such coverage will pay future claims.

We are subject to a variety of stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and data security, and our actual or perceived failure to comply with them could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits and other adverse business consequences.

In the ordinary course of business, we process personal data and other sensitive information. Our data processing activities subject us to data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations relating to data privacy and security.

In the United States, federal, state and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act) and other similar laws (e.g., wiretapping laws). For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes specific requirements relating to the privacy, security and transmission of individually identifiable health information. In addition, the California Consumer Privacy Act of 2018, or the CCPA, as amended, applies to personal data of consumers, business representatives and employees who are California residents and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Other states have also passed or are considering comprehensive privacy laws, and similar laws are being considered at the federal and local levels. These developments may further complicate compliance efforts and may increase legal risk and compliance costs for us and the third parties with whom we work.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, the United Kingdom's General Data Protection Regulation, or UK GDPR, imposes strict requirements for processing personal data. Under the UK GDPR, companies may face temporary or definitive bans on data processing and other corrective actions, fines of up to £17.5 million or 4% of annual global revenue, whichever is greater, or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In China, the PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and other factors. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. In addition, the Personal Information Protection Law governs personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information.

We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the UK GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing materials and other statements regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, misleading, unfair or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security are quickly changing, becoming increasingly stringent and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources. These obligations may necessitate changes to our services, information technologies, systems and practices and to those of any third parties that process personal data on our behalf. We may at times fail, or be perceived to have failed, in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar), litigation (including class-action claims) and mass arbitration demands, additional reporting requirements and/or oversight, bans on processing personal data, orders to destroy or not use personal data and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business or financial condition, including but not limited to loss of customers, interruptions or stoppages in our business operations including clinical trials, inability to process personal data or to operate in certain jurisdictions, limited ability to develop or commercialize our products, expenditure of time and resources to defend any claim or inquiry, adverse publicity or substantial changes to our business model or operations. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations.

If we or any contract manufacturers and suppliers we engage fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could seriously harm our business.

We and any contract manufacturers and suppliers we engage are subject to numerous federal, state and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air and water; and employee health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. We also could incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research, product development and manufacturing efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty, and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, which could seriously harm our business.

Risks Related to Our Dependence on Third Parties

We intend to rely on third parties to conduct, supervise and monitor a significant portion of our research and preclinical testing and clinical trials for our product candidates, and if those third parties do not successfully carry out their contractual duties, comply with regulatory requirements or otherwise perform satisfactorily, we may not be able to obtain regulatory approval or commercialize product candidates, or such approval or commercialization may be delayed, and our business may be substantially harmed.

We do not have a clinical operations team and intend to engage CROs and other third parties to conduct our planned preclinical studies or clinical trials and to monitor and manage data. We expect to rely on third parties, including clinical data management organizations, medical institutions and clinical investigators, to conduct those clinical trials. If any of our relationships with these third parties terminate, we may not be able to timely enter into arrangements with alternative third parties or to do so on commercially reasonable terms, if at all. Switching or adding CROs involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we intend to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects. Further, the performance of our CROs and other third parties conducting our trials may also be interrupted by public health emergencies.

In addition, any third parties conducting our clinical trials will not be our employees, and except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our clinical programs. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. Consequently, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase substantially and our ability to generate revenue could be delayed significantly.

We will rely on these parties for execution of our preclinical studies and clinical trials, and generally will not control their activities. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. If we or any of our CROs or other third parties, including trial sites, fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, MHRA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP conditions. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed in obtaining regulatory approvals for our product candidates and may be delayed in our efforts to successfully commercialize our product candidates for targeted diseases.

We also are required to register certain ongoing clinical trials and post the results of certain completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval our product candidates.

We also expect to rely on other third parties to store and distribute product supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential revenue.

We are currently party to a collaboration with ImmuneOnco and may seek additional collaborations with third parties for the development or commercialization of our product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

We currently are party to a collaboration with ImmuneOnco related to our lead product candidate, AXN-2510/IMM2510, as well as AXN-27M/IMM27M. We may seek additional collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of our product candidates, including for the commercialization of any of our product candidates that are approved for marketing outside the United States. We will face, to the extent that we decide to enter into additional collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time-consuming to negotiate, document, implement and maintain. We may not be successful in our efforts to establish and implement collaborations or other arrangements should we so chose to enter into such arrangements. The terms of any collaborations or other arrangements that we have or may establish may not be favorable to us, and we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenue from these arrangements will depend on our collaborators' abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our product candidates would pose the following risks to us:

- collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

- collaborators may not perform their obligations as expected;

- collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators' strategic focus or available funding, or other external factors, such as an acquisition, or business combination, that diverts resources or creates competing priorities;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

- we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

- our collaborators could be our competitors and product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or drugs, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

- a collaborator with marketing, manufacturing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such products;

- disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

- collaborators may not properly maintain or defend our or their intellectual property rights or may use our or their proprietary information in such a way that gives rise to actual or threatened litigation that could jeopardize or invalidate such intellectual property or proprietary information or expose us to potential liability;

- collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

- collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property;

- a collaborator's sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings;

- disputes may arise between us and a collaborator that causes the delay or termination of the research, development or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources;

- collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products; and

- collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If any future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for any collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, MHRA, EMA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive

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than the one with us for our product candidate. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate additional collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of such product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate revenue.

Risks Related to our Intellectual Property

We depend on our relationship with, and the comprehensiveness of the intellectual property licensed from, ImmuneOnco, and termination of the IO Collaboration Agreement, or issues related to intellectual property could have a material adverse effect on our business.

We depend on the know-how and other intellectual property licensed from ImmuneOnco through the IO Collaboration Agreement for the development and, if approved, commercialization of our lead product candidate, AXN-2510/IMM2510. If the agreement is terminated, or found to be unenforceable, it could result in the loss of significant rights and could harm our ability to commercialize AXN-2510/IMM2510. The IO Collaboration Agreement imposes certain obligations on us, including obligations to use diligent efforts to meet development thresholds, funding requirements, payment obligations, and commercialization. If we are unable to meet our obligations, some or all of our rights under the IO Collaboration Agreement may be restricted or terminated. For example, the IO Collaboration Agreement is revocable in certain circumstances, including in the event we do not achieve certain payment deadlines. Without the patents under this agreement, we will not be able to continue to develop AXN-2510/IMM2510 or AXN-27M/IMM27M.

The IO Collaboration Agreement may be terminated by ImmuneOnco in the event of a material breach by Axion Bio or if Axion Bio defaults in the performance of any of our material obligations under the agreement, and such default continues for 90 days, or with respect to any breach of any undisputed payment obligations, for 60 days. Additionally, our ability to realize the full potential of the IO Collaboration Agreement may be severely limited by factors involving intellectual property rights including:

- whether and to what extent our technology and processes infringe on intellectual property rights of other third parties that are not subject to the IO Collaboration Agreement;

- whether third parties are entitled to compensation or equitable relief, such as an injunction, for our use of intellectual property without their authorization;

- our right to sublicense patent and other rights to third parties under collaborative development relationships;

- our compliance with our obligations with respect to the use of the licensed technology in relation to our development and commercialization of product candidates;

- ownership of specific intellectual property; and

- the impact on payments and costs associated with commercialization if there is blocking intellectual property in or costs associated with prosecution, maintenance and enforcement under the IO Collaboration Agreement

These issues, if they arise, could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, increase what we believe to be our financial or other obligations under the relevant agreement, or increase our costs to develop, manufacture and commercialize products under the IO Collaboration Agreement.

If we or our licensors are unable to obtain and maintain sufficient patent protection for our product candidates, or if the scope of the patent protection is not sufficiently broad, third parties, including our competitors, could develop and commercialize products similar or identical to ours, and our ability to commercialize our product candidates may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our product candidates.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. We cannot offer any assurances about which of our patent applications will issue, the breadth of any resulting patent or whether any of the issued patents will be found invalid and unenforceable or will be threatened by third parties. We cannot offer any assurances that the breadth of our resulting or granted patents will be sufficient to stop a competitor from developing and commercializing a product, including a biosimilar product, that would be competitive with one or more of our product candidates. There is no assurance that all the potentially relevant prior art relating to our patent and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we or our future licensors were the first to file any patent application related to our product candidates and technologies. Additionally, a derivation proceeding before the United States Patent and Trademark Office can be initiated by a third party to contest inventorship of the subject matter claimed in our applications.

Furthermore, any successful challenge to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any of our product candidates and technologies that we may develop. Even if they are unchallenged or such third-party challenges are unsuccessful, our patent and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates and technologies, or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent and patent applications we hold, obtain or pursue with respect to our product candidates and technologies is challenged, or if they fail to provide meaningful exclusivity for our product candidates and technologies, it could threaten our ability to commercialize our product candidates and technologies. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection, if approved, would be reduced.

The patent prosecution process is expensive and time-consuming. We may not be able to prepare, file and prosecute all necessary or desirable patent applications at a commercially reasonable cost, in a timely manner, or in all jurisdictions. It is also possible that we may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection. Moreover, depending on the terms of any future in-licenses to which we may become a party, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology in-licensed from third parties. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. In addition to the protection provided by our patent estate, we rely on trade secret protection and confidentiality agreements to protect proprietary scientific, business and technical information and know-how that is not or may not be patentable or that we elect not to patent. We seek to protect our proprietary information, data and processes, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and partners. Although these agreements are designed to protect our proprietary information, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Although we generally require all of our employees to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed with all third parties who may have helped to develop our intellectual property or who had access to our proprietary information, or that our agreements will not be breached. If any of the parties to these confidentiality agreements breaches or violates the terms of such agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result.

Enforcing a claim that a third party illegally obtained and is using our trade secrets, like patent litigation, is expensive and time-consuming, and the outcome is unpredictable. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. We cannot guarantee that our employees, former employees or consultants will not file patent applications claiming our inventions. Because of the "first-to-file" laws in the United States and the uncertainties surrounding outcomes of derivation proceedings before the United States Patent and Trademark Office, such unauthorized patent application filings may defeat our attempts to obtain patents on our own inventions.

Trade secrets and know-how can be difficult to protect as trade secrets and know-how will over time be disseminated within the industry through independent development, the publication of journal articles, and the movement of personnel skilled in the art from company to company or academic to industry scientific positions. Moreover, our competitors may independently develop knowledge, methods and know-how equivalent to our trade secrets. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own technologies that fall outside of our intellectual property rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets and proprietary know-how were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective.

While we have confidence in these individuals, organizations and systems, our agreements or security measures may be breached, and we may not have adequate remedies for any breach. Also, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, others may independently discover our trade secrets and proprietary information. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time, and if we do not obtain protection under the Hatch-Waxman Amendments and similar non-United States legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective filing date. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from generic medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates may expire before or shortly after such candidates are commercialized. Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and similar legislation in the European Union. The Hatch-Waxman

Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced and could have a material adverse effect on our business.

If we fail to comply with our obligations imposed by any intellectual property licenses with third parties that we may need in the future, we could lose rights that are important to our business.

We may in the future require licenses to additional third-party technology and materials. Such licenses may not be available in the future or may not be available on commercially reasonable terms, or at all, which could have a material adverse effect on our business and financial condition. Even if we acquire the right to control the prosecution, maintenance and enforcement of the licensed and sublicensed intellectual property relating to our product candidates, we may require the cooperation of our licensors and any upstream licensor, which may not be forthcoming. Therefore, we cannot be certain that the prosecution, maintenance and enforcement of these patent rights will be in a manner consistent with the best interests of our business. If we or our licensor fail to maintain such patents, or if we or our licensor lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected. In addition to the foregoing, the risks associated with patent rights that we license from third parties will also apply to patent rights we may own in the future. Further, if we fail to comply with our development obligations under our license agreements, we may lose our patent rights with respect to such agreement, which would affect our patent rights worldwide.

Termination of any future license agreements would reduce or eliminate our rights under these agreements and may result in our having to negotiate new or reinstated agreements with less favorable terms or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology. Any of the foregoing could prevent us from commercializing our other product candidates, which could have a material adverse effect on our operating results and overall financial condition.

In addition, intellectual property rights that we in-license in the future may be sublicenses under intellectual property owned by third parties, in some cases through multiple tiers. The actions of our licensors may therefore affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. Should our licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our ability to develop and commercialize our product candidates may be materially harmed.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our future patents.

Our ability to obtain patents is highly uncertain because, to date, some legal principles remain unresolved, and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States. Furthermore, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific, and factual issues. Changes in either patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

For example, on September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act included a number of significant changes to U.S. patent law. These included provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The USPTO has developed new and untested regulations and procedures to govern the full implementation of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, became effective in March 2013. The Leahy-Smith Act has also introduced procedures making it easier for third parties to challenge issued patents, as well as to intervene in the prosecution of patent applications. Finally, the Leahy-Smith Act contained new statutory provisions that require the USPTO to issue new regulations for their implementation, and it may take the courts years to interpret the provisions of the new statute. It is too early to tell what, if any, impact the Leahy-Smith Act will have on the operation of our business and the protection and enforcement of our intellectual property. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our future patents. Further, the United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the United States Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have owned or licensed or that we might obtain in the future. An inability to obtain, enforce, and defend patents covering our proprietary technologies would materially and adversely affect our business prospects and financial condition.

Similarly, changes in patent laws and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we may obtain in the future. As an example, some European patent applications will have the option, upon grant of a patent, of becoming a Unitary Patent, which will be subject to the jurisdiction of the Unitary Patent Court, or UPC. The option of a Unitary Patent is a significant change in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation in the UPC. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. For example, if the issuance in a given country of a patent covering an invention is not followed by the issuance in other countries of patents covering the same invention, or if any judicial interpretation of the validity, enforceability or scope of the claims or the written description or enablement, in a patent issued in one country is not similar to the interpretation given to the corresponding patent issued in another country, our ability to protect our intellectual property in those countries may be limited. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may materially diminish the value of our intellectual property or narrow the scope of our patent protection.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our issued patents or any patents issued as a result of our pending or future patent applications. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party in such infringement proceeding from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly, and could put any of our patent applications at risk of not yielding an issued patent.

If we initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product or product candidate is invalid and/or unenforceable. In patent litigation in the United States, counterclaims alleging invalidity and/or unenforceability are common, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the PTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, *inter partes* review and equivalent proceedings in foreign jurisdictions (for example, opposition proceedings, nullity proceedings or litigation or invalidation trials or invalidation proceedings). Such proceedings could result in revocation of or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity of our patents, for example, we cannot be certain that there is no invalidating prior art of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could have a material adverse impact on our business.

Derivation proceedings initiated by third parties or us may be necessary to determine the inventorship (and possibly also ownership) of inventions with respect to our patent applications or resulting patents, or patent applications or resulting patents of third parties. An unfavorable outcome could require us to cease using the related technology or force us to take a license under the patent rights of the prevailing party, if available. Furthermore, our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

We may not identify relevant third party patents or may incorrectly interpret the relevance, scope or expiration of a third party patent which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope and validity of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent's prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third party patent or may incorrectly predict whether a third party's pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

We may be unsuccessful in licensing or acquiring intellectual property from third parties that may be required to develop and commercialize our product candidates.

A third party may hold intellectual property, including patent rights that are important or necessary to the development and commercialization of our product candidates. It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our product candidates, in which case we would be required to acquire or obtain a license to such intellectual property from these third parties, and we may be unable to do so on commercially reasonable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on our business.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain.

Our commercial success depends in part on our ability to develop, manufacture, market and sell our drug candidates and use our proprietary technologies without infringing or otherwise violating the patents and proprietary rights of third parties. As our current and future product candidates progress toward commercialization, the possibility of a patent infringement claim against us increases. There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, derivation proceedings, post grant reviews, inter partes reviews, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates, and there may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates and technologies. Third parties, including our competitors may initiate legal proceedings against us alleging that we are infringing or otherwise violating their patent or other intellectual property rights.

We cannot provide any assurance that our current and future product candidates do not infringe other parties' patents or other proprietary rights, and competitors or other parties may assert that we infringe their proprietary rights in any event. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and future product candidates, including interference or derivation proceedings before the USPTO. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could have a negative impact on our ability to commercialize our product candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is high and requires us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would agree with us and invalidate the claims of any such U.S. patent. Moreover, given the vast number of patents in our field of technology, we cannot be certain that we do not infringe existing patents or that we will not infringe patents that may be granted in the future.

While we may decide to initiate proceedings to challenge the validity of these or other patents in the future, we may be unsuccessful, and courts or patent offices in the United States and abroad could uphold the validity of any such patent. Furthermore, because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use or sale of our product candidates. Regardless of when filed, we may fail to identify relevant third-party patents or patent applications, or we may incorrectly conclude that a third-party patent is invalid or not infringed by our product candidates or activities. If a patent holder believes that one of our product candidates infringes its patent, the patent holder may sue us even if we have received patent protection for our technology. In addition, third parties may obtain patents in the future and claim that our product candidates or technologies infringe upon these patents. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant drug revenue and against whom our own patent portfolio may thus have no deterrent effect. If a patent infringement suit were

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threatened or brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the drug or product candidate that is the subject of the actual or threatened suit.

If we are found to infringe a third party's valid intellectual property rights, we could be required to obtain a license from such third party to continue commercializing our product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. If we fail to obtain a required license, we may be unable to effectively market product candidates based on our technology, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. Alternatively, we may need to redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. Under certain circumstances, we could be forced, including by court orders, to cease commercializing our product candidates. In addition, in any such proceeding or litigation, we could be found liable for substantial monetary damages, potentially including treble damages and attorneys' fees, if we are found to have willfully infringed the patent at issue. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business.

The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management's attention. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals who were previously employed at other biotechnology or biopharmaceutical companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees' former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our future patents. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. There is no guarantee of success in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

We may be subject to claims challenging the inventorship or ownership of our future patents and other intellectual property.

We may also be subject to claims that former employees, collaborators, or other third parties have an ownership interest in our patent applications, our future patents issued as a result of our pending or future applications, or other intellectual property. We may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. Although it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

If we rely on third parties to manufacture or commercialize our product candidates, or if we collaborate with additional third parties for the development of such product candidates, we must, at times, share trade secrets with them. We may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor's discovery of our trade secrets or other unauthorized use or disclosure could have an adverse effect on our business and results of operations.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets. Despite our efforts to protect our trade secrets, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements. Moreover, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our confidential information or proprietary technology and processes. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the collaborators, scientific advisors, employees, contractors and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. Enforcing a claim that a third party illegally obtained and is using our trade secrets, like patent litigation, is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

We may enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.

Filing and prosecuting patent applications and defending patents covering our product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement rights are not as strong as that in the United States or Europe. These products may compete with our product candidates, and our future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, we may decide to abandon national and regional patent applications before they are granted. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the United States, but may issue as patents with claims of different scope or may even be refused in other jurisdictions. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

While we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition from others in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States and Europe and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property rights, especially those relating to life sciences, which could make it difficult for us to stop the infringement of our future patents or marketing of competing products in violation of our proprietary rights generally. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license from third parties.

Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our patents and/or applications and any patent rights we may obtain in the future. Furthermore, the USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals and rely on such third parties to help us comply with these requirements and effect payment of these fees with respect to the patent and patent applications that we own, and if we in-license intellectual property, we may have to rely upon our licensors to comply with these requirements and effect payment of these fees with respect to any patents and patent applications that we license. In many cases, an inadvertent lapse of a patent or patent application can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patents or patent applications, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market, which could have a material adverse effect on our business.

Any trademarks we have obtained or may obtain may be infringed or otherwise violated, or successfully challenged, resulting in harm to our business.

We expect to rely on trademarks as one means to distinguish our product candidates, if approved for marketing, from the drugs of our competitors. Once we select new trademarks and apply to register them, our trademark applications may not be approved. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. Third parties may oppose or attempt to cancel our trademark applications or trademarks, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our drugs, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe or otherwise violate our trademarks and we may not have adequate resources to enforce our trademarks. Any of the foregoing events may have a material adverse effect on our business. Moreover, any name we propose to use with our product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. The following examples are illustrative:

- others may be able to make products that are similar to or otherwise competitive with our product candidates but that are not covered by the claims of our current or future patents;

- an in-license necessary for the manufacture, use, sale, offer for sale or importation of one or more of our product candidates may be terminated by the licensor;

- we, our collaborators, or future collaborators might not have been the first to make the inventions covered by our licensed-in, issued or future issued patents or our pending patent applications;

- we, our collaborators, or future collaborators might not have been the first to file patent applications covering certain of our inventions or the inventions we have licensed-in;

- others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

- it is possible that our pending patent applications will not lead to issued patents;

- issued patents that we own or in-license may be held invalid or unenforceable as a result of legal challenges by our competitors;

- issued patents that we own or in-license may not provide coverage for all aspects of our product candidates in all countries;

- our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

- we may not develop additional proprietary technologies that are patentable; and

- the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

Risks Related to Legal and Regulatory Compliance Matters

Our relationships with customers, healthcare providers, including physicians, and third-party payors are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Healthcare providers, including physicians, and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors subject us to various federal and state fraud and abuse laws and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute, the federal civil and criminal false claims laws and the law commonly referred to as the Physician Payments Sunshine Act and regulations promulgated under such laws. These laws will impact, among other things, our clinical research, proposed sales, marketing and educational programs, and other interactions with healthcare professionals. In addition, we may be subject to patient privacy laws by both the federal government and the states in which we conduct or may conduct our business. The laws that will affect our operations include, but are not limited to:

- the federal Anti-Kickback Statute, which prohibits, among other things, individuals or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind in return for, or to induce, either the referral of an individual, or the purchase, lease, order or arrangement for or recommendation of the purchase, lease, order or arrangement for any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term "remuneration" has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. A person does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation;

- the federal civil and criminal false claims laws, including, without limitation, the federal False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from the federal government, including Medicare, Medicaid and other government payors, that are false or fraudulent or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or to avoid, decrease or conceal an obligation to pay money to the federal government. A claim includes "any request or demand" for money or property presented to the U.S. federal government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies' marketing of products for unapproved, and thus non-reimbursable, uses. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

- HIPAA, which created additional federal criminal statutes which prohibit, among other things, a person from knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- HIPAA, as amended by HITECH, and its implementing regulations, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without the appropriate authorization by entities subject to the law, such as health plans, healthcare clearinghouses and healthcare providers and their respective business associates and their covered subcontractors;

- the federal transparency laws, including the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, medical devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the State Children's Health Insurance Program, with specific exceptions, to report annually to CMS, information related to: (i) payments or other "transfers of value" made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other health care professionals (such as physician assistants and nurse practitioners), and teaching hospitals, and (ii) ownership and investment interests held by physicians and their immediate family members; and

- analogous state and foreign laws and regulations; state laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or that otherwise restrict payments that may be made to healthcare providers; and state and local laws that require the registration of pharmaceutical sales representatives.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in federal and state funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, diminished profits and future earnings, reputational harm and the curtailment or restructuring of our operations, any of which could harm our business.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

Our collaboration with ImmuneOnco subjects us to risks and uncertainties relating to challenged and changing relations between the United States and China.

Political relations between the United States and China are strained. Each country has been enacting sanctions and threatening additional sanctions against the other. The United States Congress has been pursuing potential legislation targeting certain China-based biopharmaceutical companies, and other China-based companies. Additionally, the biopharmaceutical industry in China is strictly regulated by the Chinese government. Changes to Chinese regulations affecting biopharmaceutical companies, and U.S. laws and regulations affecting biopharmaceutical companies based in or operating in China are also unpredictable. Any regulatory changes and changes in United States and China relations may have a material adverse effect on our collaboration with ImmuneOnco, which could harm our business and financial condition.

Even if we obtain regulatory approval for any product candidates, they will remain subject to ongoing regulatory oversight, which may result in significant additional expense.

Even if we obtain any regulatory approval for any product candidates, such product candidates, they will be subject to ongoing regulatory requirements applicable to manufacturing, labeling, packaging, storage, advertising, promoting, sampling, record-keeping and submission of safety and other post-market information, among other things. Any regulatory approvals that we receive for any product candidates may also be subject to a risk evaluation and mitigation strategy, limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or requirements that we conduct potentially costly post-marketing testing and surveillance studies, including Phase 4 trials and surveillance to monitor the quality, safety and efficacy of the drug. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval. We will further be required to immediately report any serious and unexpected adverse events and certain quality or production problems with our products to regulatory authorities along with other periodic reports.

Any new legislation addressing drug safety issues could result in delays in product development or commercialization, or increased costs to assure compliance. We will also have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drug products are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved label. As such, we will not be allowed to promote our products for indications or uses for which they do not have approval, commonly known as off-label promotion. The holder of an approved BLA must submit new or supplemental applications and obtain prior approval for certain changes to the approved product, product labeling, or manufacturing process. A company that is found to have improperly promoted off-label uses of their products may be subject to significant civil, criminal and administrative penalties.

In addition, drug manufacturers are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the BLA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a drug, such as adverse events of unanticipated severity or frequency, or problems with the facility where the drug is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that drug, a regulatory authority may impose restrictions relative to that drug, the manufacturing facility or us, including requesting a recall or requiring withdrawal of the drug from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of any product candidates, a regulatory authority may:

- issue a deficiency letter, untitled letter or warning letter asserting that we are in violation of the law;

- seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

- suspend or withdraw regulatory approval;

- suspend any ongoing clinical trials;

- refuse to approve a pending marketing application or supplement to an approved application or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic partners;

- restrict the marketing or manufacturing of the drug;

- seize or detain the drug or otherwise require the withdrawal of the drug from the market;

- refuse to permit the import or export of products or product candidates; or

- refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above

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may inhibit our ability to commercialize any product candidates and harm our business, financial condition, results of operations and prospects.

Even if we obtain FDA, MHRA or EMA approval any of our product candidates in the United States or European Union, we may never obtain approval for or commercialize any of them in any other jurisdiction, which would limit our ability to realize their full market potential.

In order to market any products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy.

Approval by the FDA in the United States or the EMA in the European Union does not ensure approval by regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country.

Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for us and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in foreign markets, and we do not have experience in obtaining regulatory approval in any jurisdiction, including in foreign markets. If we fail to comply with regulatory requirements in foreign markets or to obtain and maintain required approvals, or if regulatory approvals in foreign markets are delayed, our target market will be reduced and our ability to realize the full market potential of any product we develop will be unrealized.

Healthcare legislative or regulatory reform measures may have a negative impact on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

Among policy makers and payors in the United States and elsewhere, there has been significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things: (i) established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs; (ii) expanded the entities eligible for discounts under the 340B drug pricing program; (iii) increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP; (iv) expanded the eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new eligibility categories for individuals with income at or below 133% (as calculated, it constitutes 138%) of the federal poverty level, thereby potentially increasing manufacturers' Medicaid rebate liability; (v) addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics that are inhaled, infused, instilled, implanted or injected; (vi) introduced a new Medicare Part D coverage gap discount program in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D (increased from 50%, effective January 1, 2019, pursuant to the Bipartisan Budget Act of 2018); (vii) created a new

Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and (viii) established the Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug.

There have been amendments to and executive, judicial and congressional challenges to certain aspects of the ACA. For example, on August 16, 2022, the Inflation Reduction Act of 2022, or the IRA, was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or congressional challenges in the future. It is unclear how such challenges and any additional healthcare reform measures of the current administration will impact the ACA or our business.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013, and due to subsequent legislative amendments to the statute, will remain in effect until 2032 unless additional congressional action is taken. Additionally, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, previously set at 100% of a drug's average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024. These laws may result in additional reductions in Medicare, Medicaid and other healthcare funding, which could have an adverse effect on customers for our product candidates, if approved, and, accordingly, our financial operations.

Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, the IRA, among other things, directs HHS to negotiate the price of certain high-expenditure, single-source biologics that have been on the market for at least 11 years covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated "maximum fair price" under the law, or the Medicare Drug Price Negotiation Program, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. These provisions began to take effect progressively starting in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Further, on December 7, 2023, an initiative to control the price of prescription drugs through the use of march in rights under the Bayh-Dole Act was announced. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In-Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in-rights. While march-in-rights have not previously been exercised, it is uncertain if that will continue under the new framework.

We expect that these and other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

The current administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions may, for example, include directives to reduce agency workforce, rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation, or CMMI, to consider new payment and healthcare models to limit drug spending and eliminating the Biden administration's executive order that directed HHS to establishing an AI task force and developing a strategic plan. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, or Loper Bright, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies' reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA. We cannot predict which additional measures may be adopted or the impact of current and additional measures on the marketing, pricing and demand for our product candidates, if approved, which could have a material adverse effect on our business, financial condition and results of operations. In addition, FDA regulations and guidance may be revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or guidance, or revisions or reinterpretations of existing regulations or guidance, may impose additional costs or lengthen FDA review times for our product candidates. We cannot determine how changes in regulations, statutes, policies, or interpretations when and if issued, enacted or adopted, may affect our business in the future. Such changes could, among other things, require:

- additional clinical trials to be conducted prior to obtaining approval;

- changes to manufacturing methods;

- recalls, replacements, or discontinuance of one or more of our products; and

- additional recordkeeping.

Further, the standards that the FDA and comparable foreign regulatory authorities use require judgment and can change, which makes it difficult to predict with certainty their application. We may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is impossible to predict whether legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or the impact of such changes, if any. For example, the Oncology Center of Excellence within the FDA has recently advanced Project Optimus, an initiative to reform the dose optimization and dose selection paradigm in oncology drug development to emphasize selection of an optimal dose, which is a dose or doses that maximizes not only the efficacy of a drug but the safety and tolerability as well. This shift from the prior approach, which generally determined the maximum tolerated dose, may require sponsors to spend additional time and resources to further explore a product candidate's dose-response relationship to facilitate optimum dose selection in a target population. Other recent Oncology Center of Excellence initiatives have included Project FrontRunner, a new initiative with a goal of developing a framework for identifying candidate drugs for initial clinical development in the earlier advanced setting rather than for treatment of patients who have received numerous prior lines of therapies or have exhausted available treatment options, and Project Equity, an initiative to ensure that the data submitted to the FDA for approval of oncology medical products adequately reflect the demographic representation of patients for whom the medical products are intended.

Such changes would likely require substantial time and impose significant costs, or could reduce the potential commercial value of our product candidates, and could materially harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any products would harm our business, financial condition, and results of operations.

U.S.-China trade relations may adversely impact our supply chain operations and business.

The U.S. and Chinese governments have taken certain actions that change trade policies, including tariffs that affect certain products which are manufactured in China and mutual exchange of certain types of data. Due to our collaboration with ImmuneOnco, we are reliant on collaborating with a company with significant operations in China. It is unknown whether and to what extent new tariffs, laws or regulations will be adopted that increase the cost or feasibility of importing and/or exporting products, components and information from China to the United States and vice versa. Further, the effect of any such new tariffs or actions on our industry and customers is unknown and difficult to predict. As additional new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or if China or other affected countries take retaliatory trade actions, such changes could have a material adverse effect on our clinical development plans, business, financial condition, results of operations or cash flows.

Risks Related to Employee Matters and Managing our Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the management, development, clinical, financial and business development expertise of our executive officers. Each of our executive officers may currently terminate their employment with us at any time. We do not maintain "key person" insurance for any of our executives or employees.

Recruiting and retaining qualified scientific and clinical personnel and, if we progress the development of our product pipeline toward scaling up for commercialization, manufacturing and sales and marketing personnel, will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

Our resources may not be sufficient to manage our future growth; failure to properly manage our potential growth could disrupt our operations and adversely affect our business, financial condition, results of operations and prospects.

Even if we obtain funding for operations, we may fail to adequately manage our future growth. As and to the extent our development progresses, we expect to experience significant growth and change in the scope of our operations, particularly in the areas of clinical product development, regulatory affairs, manufacturing and, if any of our product candidates receives marketing approval, sales, marketing and distribution. Any change in our operations may place a significant strain in our administrative, financial and operational resources, and increase demands on our management, as well as our operational and administrative systems, controls and other resources. There can be no assurances that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future; or that we will be able to successfully implement appropriate measures consistent with our growth strategy. To strategically manage our future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit, train and retain additional personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such potential future growth, we may not be able to effectively manage the strategic expansion of our operations, manage our employee base or recruit, train and retain additional personnel. Our failure to properly manage our potential growth may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Our employees, independent contractors, consultants, collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, collaborators, principal investigators, CROs, suppliers and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct that violates FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA, manufacturing standards, federal and state healthcare laws and regulations, and laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, including, without limitation, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations.

Risks Related to Ownership of our Common Stock and our Status as a Public Company

An active trading market for our common stock may not continue to be developed or sustained.

Prior to our initial public offering, there was no public market for our common stock. Although our common stock is listed on The Nasdaq Stock Market LLC, if an active trading market for our shares does not continue to be developed or sustained, it may be difficult for you to sell shares of our common stock at an attractive price or at all.

The trading price of the shares of our common stock may be volatile, and purchasers of our common stock could incur substantial losses.

Our stock price has been and may continue to be very volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the shares. The market price for our common stock may be influenced by many factors, including:

- the results of our collaboration with ImmuneOnco, the commencement, enrollment or results of our clinical trials of any future clinical trials we may conduct, or changes in the development status of our product candidates;

- our ability to license-in or otherwise acquire any new product candidates;

- any delay in our regulatory filings for any product candidate we may develop, and any adverse development or perceived adverse development with respect to the applicable regulatory authority's review of such filings, including without limitation the FDA's issuance of a "refusal to file" letter or a request for additional information;

- delays in or termination of clinical trials;

- adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

- unanticipated serious safety concerns related to the use of any product candidate;

- changes in financial estimates by us or by any equity research analysts who might cover our stock;

- conditions or trends in our industry;

- changes in the market valuations of similar companies;

- announcements by our competitors with respect to competing product candidates or new product candidates or technologies, or the results of clinical trials or regulatory decisions;

- stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biopharmaceutical industry;

- publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

- announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures, such as our recent strategic reprioritizations and restructurings;

- our relationships with our collaborators;

- announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

- investors' general perception of our company and our business;

- recruitment or departure of key personnel;

- overall performance of the equity markets;

- trading volume of our common stock;

- disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

- significant lawsuits, including patent or stockholder litigation;

- changes in the structure of healthcare payment systems;

- general political and economic conditions, including fluctuations in interest rates; and

- other events or factors, many of which are beyond our control.

The stock market in general, and the Nasdaq Stock Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors, including the ongoing armed conflicts in Ukraine and the Middle East, supply chain disruptions, heightened inflation and fluctuations in interest rates, recent and potential future international trade disruptions and potentially worsening global economic conditions, may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this section, could have a significant and material adverse impact on the market price of our common stock.

In addition, in the past, stockholders have initiated class action lawsuits against pharmaceutical and biotechnology companies following periods of volatility in the market prices of these companies' stock. This risk is especially relevant for us because pharmaceutical and biotechnology companies have experienced significant stock volatility in recent years. Recently, multiple plaintiffs' law firms publicly issued announcements stating that they are investigating potential securities law claims on behalf of our investors. Such litigation, if instituted against us, could cause us to incur substantial costs, subject us to damages or settlement awards and divert management's attention and resources from our business, which could materially harm our reputation, business, financial condition, results of operations and prospects.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that equity research analysts publish about us and our business. We have only limited research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our common stock, and such lack of research coverage may adversely affect the market price of our common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

A significant portion of our total outstanding shares are available for immediate resale. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline significantly.

In addition, we have filed registration statements on Form S-8 under the Securities Act of 1933, as amended, or the Securities Act, registering the issuance of approximately 2.0 million shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options.

Additionally, as of December 31, 2024 the holders of approximately 1.6 million shares of our common stock, or their transferees, have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to register the resale of these shares, they could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.

There are provisions in our certificate of incorporation and bylaws that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control was considered favorable by you and other stockholders. For example, our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock. The Board of Directors can fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change of control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. An issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

Our charter documents also contain other provisions that could have an anti-takeover effect, including:

- only one of our three classes of directors will be elected each year;

- stockholders will not be entitled to remove directors other than by a 66 2/3% vote and only for cause;

- stockholders will not be permitted to take actions by written consent;

- stockholders cannot call a special meeting of stockholders; and

- stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions by prohibiting Delaware corporations from engaging in specified business combinations with particular stockholders of those companies. These provisions could discourage potential acquisition proposals and could delay or prevent a change of control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates beneficially own a significant portion of our outstanding common stock. As a result, these persons, acting together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation, sale of all or substantially all of our assets, or other significant corporate transactions.

Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the current market price of our common stock and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

We are an "emerging growth company" and a "smaller reporting company" and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies, our common stock may be less attractive to investors.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

- being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

- not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

- not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

- reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

- not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) December 31, 2026, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Even after we no longer qualify as an emerging growth company, we may, under certain circumstances, still qualify as a "smaller reporting company," which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We will have broad discretion in the use of our cash and cash equivalents.

We have broad discretion over the use of our cash and cash equivalents. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. Our failure to apply our cash and cash equivalents effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our cash and cash equivalents.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in our common stock to provide dividend income. We have not declared or paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our common stock.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;
- any action asserting a breach of fiduciary duty;
- any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

General Risk Factors

We have incurred and will continue to incur increased costs and demands upon management as a result of being a public company.

As a public company listed in the United States, we incur significant additional legal, accounting and other costs. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the Nasdaq Stock Market, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.

We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain some types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, on committees of our Board of Directors or as members of senior management.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the stock market on which our common stock is listed. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.

We must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Annual Report on Form 10-K each year, as required by Section 404 of the Sarbanes-Oxley Act. This requires that we incur substantial professional fees and internal costs on accounting and finance functions and that we expend significant management efforts. Prior to our fiscal year ended December 31, 2022, we had never been required to test our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We may identify weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the Securities and Exchange Commission or other regulatory authorities.

Our effective tax rate may fluctuate, and we may incur obligations in tax jurisdictions in excess of accrued amounts.

We are subject to taxation in more than one tax jurisdiction. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various places that we operate. In preparing our financial statements, we estimate the amount of tax that will become payable in each of such places. Nevertheless, our effective tax rate may be different than experienced in the past due to numerous factors, including passage of newly enacted tax legislation or regulations, changes in the mix of our profitability from jurisdiction to jurisdiction, the results of examinations and audits of our tax filings, our inability to secure or sustain acceptable agreements with tax authorities and changes in accounting for income taxes. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations and may result in tax obligations in excess of amounts accrued in our financial statements.

We might not be able to utilize a significant portion of our net operating loss carryforwards.

We have generated and expect to continue to generate in the future significant federal and state net operating loss, or NOL, carryforwards. These NOL carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under the Tax Act, as modified by the CARES Act, federal NOLs incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs is limited. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation's ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. Our initial public offering, together with private placements and other transactions that have occurred since our inception, may have triggered such an ownership change pursuant to Section 382. We have not yet completed a Section 382 analysis. We may experience ownership changes as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our NOL carryforwards is materially limited, it would harm our future operating results by effectively increasing our future tax obligations. We have a full valuation allowance for deferred tax assets including NOLs.

Our business activities will be subject to the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery and anti-corruption laws.

As we expand our business activities outside of the United States, including our clinical trial efforts with collaborators in China, we will be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-United States government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-United States governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers will be subject to regulation under the FCPA. Recently the SEC and Department of

Justice have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of our employees, agents, suppliers, manufacturers, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of facilities, including those of our suppliers and manufacturers, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries as well as difficulties in manufacturing or continuing to develop our products, and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, and financial condition.

Disruptions at the FDA and other government agencies caused by funding shortages, layoff, shifting priorities under the new administration or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, layoffs and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. In addition, the current administration has discussed several changes to the reach and oversight of the FDA, which could affect its relationship with the pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs. Additionally, over the last several years, the U.S. government has shut down multiple times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If funding for the FDA is reduced, FDA priorities change, or a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Unfavorable global economic and political conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy, the global financial markets and global political conditions. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the ongoing conflicts in Ukraine and the Middle East, terrorism or other geopolitical events, and political tensions between the U.S. and China. Sanctions imposed by the United States and other countries in response to such conflicts and political tensions may also adversely impact our business, the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. We are funding and expect to fund additional clinical trials in China related to AXN-2510/IMM2510 and AXN-27M/IMM27M, and portions of our future clinical trials may be conducted outside of the United States, and unfavorable political tensions between the U.S. and China could pose risks to our collaboration with ImmuneOnco. Furthermore, unfavorable economic conditions resulting in the weakening of the U.S. dollar would make those clinical trials more costly to operate. Furthermore, a severe or prolonged economic downturn, including a recession or depression resulting from a disease outbreak, epidemic or pandemic, or political disruption could result in a variety of risks to our business, including weakened demand for our product candidates or any future product candidates, if approved, and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or political disruption, including any international trade disputes, could also strain our collaborators, who are also our manufacturers, as well as our other suppliers, possibly resulting in disruptions to clinical trials for our product candidates and obtaining data therefrom. Any of the foregoing could seriously harm our business, and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could seriously harm our business.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and clinical trial data or Information Systems and Data.

The Company's information technology (IT) Department, led by our Global Head of IT, helps identify, assess, and manage the Company's cybersecurity threats and risks. The IT Department identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including, for example subscribing to reports and services that identity certain cybersecurity threats, using automated tools to identify certain risks within our collaboration environment, evaluating certain threats reported to us, and using intelligence feeds.

Depending on the environment and systems, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: incident response policy, employee cybersecurity awareness training, encryption of certain data, endpoint detection and response for certain endpoints, network security controls, physical access controls, certain critical systems monitoring, cybersecurity insurance, and a managed Security Operations Center (SOC).

Our assessment and management of material risks from cybersecurity threats are integrated into the Company's overall risk management processes. For example, our senior management along with our IT Department evaluates material risks from cybersecurity threats against our overall business objectives and reports to the Audit Committee of the board of directors, which evaluates our overall enterprise risk.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example: a threat intelligence service provider, a managed SOC and a managed service for endpoint detection and response.

We use third-party service providers to perform a variety of functions throughout our business, such as application providers and hosting companies. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider, including reviewing security assessment reports from certain vendors.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 1A. Risk Factors in this Annual Report on Form 10-K, including "*Our business and operations would suffer in the event we, or the third parties with whom we work, suffer computer system failures, cyberattacks or a deficiency in our or such third parties' cybersecurity.*" and "*We are subject to a variety of stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and data security, and our actual or perceived failure to comply with them could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.*"

Governance

Our board of directors addresses the Company's cybersecurity risk management as part of its general oversight function. The board of directors' Audit Committee is responsible for overseeing Company's cybersecurity risk management processes, including oversight of mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including our Global Head of IT who has over 20 years of experience managing cybersecurity and IT risks, including working at other biotechnology and cell therapy companies.

The Global Head of IT along with the Chief Financial Officer ("CFO") are responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company's overall risk management strategy, and communicating key priorities to relevant personnel. The CFO is responsible for approving cybersecurity-related budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response policy is designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including our Global Head of IT, CFO and Chief Executive Officer ("CEO"). Our Global Head of IT, CFO and CEO work with the Company's incident response team to help the Company mitigate and remediate cybersecurity incidents of which they are notified.

The Audit Committee receives reports of certain cybersecurity incidents pursuant to the Company's incident response plan. The Audit Committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk, and mitigation.

Item 2. Properties.

We own a manufacturing facility in Tarzana, California and in July 2024, we leased the facility to AstraZeneca. The facility consists of 128,097 square feet of clinical and commercial manufacturing space. We are evaluating options to potentially sell the facility.

Our headquarters is located in Dallas, Texas and consists of 5,055 square feet of leased office space under a lease that expires in April 2026. We also lease 42,240 square feet of laboratory and office space in Thousand Oaks, California, under a lease that expires in October 2026, and 7,728 square feet of leased laboratory and office space in Alderley Park, United Kingdom, under three leases that expire in November 2030.

We believe that our current facilities are adequate for our current needs.

Item 3. Legal Proceedings.

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently subject to any material legal proceedings.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Common Stock

Our common stock has been listed on the Nasdaq Stock Market under the symbol "TIL" since March 19, 2021. Prior to that date, there was no public trading market for our common stock.

On December 7, 2023, we effected a 1-for-20 reverse stock split of our outstanding shares of common stock. Unless specifically provided otherwise herein, the share and per share information that follows in this Annual Report on Form 10-K assumes the effect of the reverse stock split.

Holders of our Common Stock

As of February 28, 2025, there were 13 stockholders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business.

Recent Sales of Unregistered Equity Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included in this Annual Report on Form 10-K. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the "Risk Factors" section of this Annual Report. Actual results may differ materially from those contained in any forward-looking statements. You should carefully read "Forward-Looking Statements" and "Risk Factors."

Forward-Looking Statements

The information in this discussion contains forward-looking statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are subject to the "safe harbor" created by those sections. These forward-looking statements include, but are not limited to, statements concerning our strategy, future operations, our expectations regarding our collaborations and clinical trials, future financial position, future revenues, projected costs, prospects and plans and objectives of management. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, the risks set forth in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K and in our other filings with the SEC. The forward-looking statements are applicable only as of the date on which they are made, and we do not assume any obligation to update any forward-looking statements.

Overview

We are a clinical-stage biopharmaceutical company focused on developing a pipeline of novel therapies. We are advancing the development of our lead product candidate, AXN-2510/IMM2510, a bispecific antibody targeting both programmed death-ligand 1, or PD-L1, and the family of vascular endothelial growth factors, or VEGFs, in solid tumor cancers, and we seek to in-license or acquire and develop additional novel therapeutic candidates in diseases with significant unmet medical need.

In August 2024, our wholly owned subsidiary, Axion Bio, Inc. (formerly SynBioTx, Inc.), or Axion Bio, in-licensed certain bispecific antibodies, including AXN-2510 (formerly SYN-2510)/IMM2510 and AXN-27M (formerly SYN-27M)/IMM27M, a monoclonal antibody targeting cytotoxic T-lymphocyte associated antigen 4, or CTLA-4, from ImmuneOnco Biopharmaceuticals (Shanghai) Inc., or ImmuneOnco. AXN-2510/IMM2510, the lead in-licensed product candidate, is a novel and differentiated PD-L1xVEGF bispecific antibody in development for the treatment of multiple solid tumor cancers. Pursuant to the license and collaboration agreement with ImmuneOnco, or the IO Collaboration Agreement, Axion Bio has an exclusive license to research, develop, manufacture and commercialize these product candidates outside of China, including mainland China, Hong Kong, Macau and Taiwan, or Greater China. ImmuneOnco retains development and commercialization rights in Greater China.

ImmuneOnco is conducting a Phase I open label trial in China of AXN-2510/IMM2510 as monotherapy in patients with advanced solid tumors that have failed prior therapies, including triple-negative breast cancer, or TNBC, squamous NSCLC, hepatocellular carcinoma, renal cell carcinoma, and rare solid tumors including soft tissue sarcomas and thymic cancer. As of January 13, 2025, ImmuneOnco announced over 100 patients have been enrolled with AXN-2510/IMM2510 in this clinical trial.

ImmuneOnco is also conducting a Phase 1 open label clinical trial of AXN-2510/IMM2510 in combination with chemotherapy in patients with advanced/metastatic NSCLC. In January 2025, ImmuneOnco announced that the first patient had been dosed in the safety run-in and that it expects to eventually enroll patients with first-line advanced/metastatic NSCLC in this trial.

AXN-27M/IMM27M is an antibody-dependent cellular cytotoxicity-enhanced monoclonal antibody targeting CTLA-4, which has been designed to promote intratumoral regulatory T cell depletion to enhance the efficacy and reduce the toxicity associated with first-generation anti-CTLA-4 antibodies. In 2023, ImmuneOnco completed a first-in-human dose escalation study of AXN-27M/IMM27M in patients with solid tumor cancers in China with 25 patients dosed. ImmuneOnco is currently pursuing cohort expansions of the RP2D in this Phase 1 trial in patients with hormone receptor-positive breast cancer and hepatocellular carcinoma who have failed prior therapy.

ImmuneOnco is also conducting a Phase 1 open label clinical trial in China of AXN-2510/IMM2510 combined with AXN-27M/IMM27M in patients with advanced solid tumors that have failed prior therapies.

Since inception, we have had significant operating losses. Our net loss was $74.1 million and $156.1 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had an accumulated deficit of $655.1 million. As of December 31, 2024, we had cash, cash equivalents, restricted cash and marketable securities of $115.1 million, which consists of $8.8 million in cash and cash equivalents, $1.8 million of restricted cash and $104.5 million in marketable securities. We expect to continue to incur net losses for the foreseeable future.

Our development efforts are focused on advancing AXN-2510/IMM2510 and we expect to continue to pursue additional promising therapeutic in-licensing or acquisition opportunities. As a result, we are no longer actively pursuing the development of cell therapies, including our proprietary folate receptor alpha CoStAR-TIL cell therapy for the treatment of cancer.

Components of Operating Results

Operating Expenses

In-Process Research and Development

In-process research and development (IPR&D) expenses include IPR&D acquired as part of in-license payments made to ImmuneOnco for which there is no alternative future use and are expensed as incurred.

Research and Development

Research and development expenses consist primarily of research and development, manufacturing, monitoring and other services payments and, to a lesser extent, salaries, benefits and other personnel-related costs, including stock-based compensation, professional service fees, and facility and other related costs. In addition, research and development expense is presented net of reimbursements from reimbursable tax and expenditure credits and grants from the UK government.

We expect our future research and development expenses to change in line with our clinical development activities for AXN-2510/IMM2510, AXN-27M/IMM27M and other potential business development activities. Our expenditures on future nonclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion. The duration, costs and timing of clinical trials and development of product candidates will depend on a variety of factors, including:

- the scope, rate of progress and expenses of clinical trials and other research and development activities;

- potential safety monitoring and other studies requested by regulatory agencies;

- significant and changing government regulation; and

- the timing and receipt of regulatory approvals, if any.

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The process of conducting the necessary clinical research to obtain regulatory approval from the FDA, Medicines and Healthcare Products Regulatory Agency, or MHRA, European Medicines Agency, or EMA, and comparable foreign authorities is costly and time consuming and the successful development of product candidates is highly uncertain. The risks and uncertainties associated with our research and development projects are discussed more fully in the section of this Annual Report titled "Risk Factors." As a result of these risks and uncertainties, we are unable to determine with any degree of certainty the duration and completion costs of our research and development projects, or if, when or to what extent we will generate revenues from the commercialization and sale of any of our product candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our product candidates.

General and Administrative

General and administrative expenses consist primarily of compensation and personnel-related expenses, including stock-based compensation, for our personnel in executive, finance and other administrative functions. General and administrative expenses also include professional fees paid for accounting, auditing, legal, tax and consulting services, insurance costs, recruiting costs, travel expenses, facility and other related costs, depreciation, and other general and administrative costs.

We expect to continue to incur expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, director and officer insurance expenses, and any investor relations related expenses, as well as other administrative and professional services.

Restructuring and Impairment Charges

Restructuring and impairment charges consist primarily of:

- for the year ended December 31, 2023, asset impairment charges related to our facility in Tarzana;

- for the year ended December 31, 2024, asset impairment charges related to our former leased manufacturing facility in Manchester;

- contract terminations related to our facilities; and

- severance and other employee termination related costs.

As part of a restructuring plan adopted in January 2023, we transitioned clinical manufacturing and trial operations of our former ITIL-306 program to the United Kingdom from the United States, and as a result, in 2023 we reduced our U.S. workforce by approximately 96% and our UK workforce by approximately 42%. Subsequently, in January 2024, we decided to initiate closure of our UK manufacturing and clinical operations, and in September 2024 we decided to close most of our remaining Manchester, UK operations, which resulted in the elimination of the majority of the remaining UK workforce, with the remaining reduction substantially completed by the end of 2024, which collectively we refer to as the 2024 Plan. As a result of the 2024 Plan, we incurred charges of $7.5 million during the year ended December 31, 2024.

Interest Income

Interest income consists of interest income from funds held in our cash and cash equivalent accounts, marketable securities and long-term investments.

Interest Expense

Interest expense consists of interest expense on our debt and amortization of loan origination costs.

Other Rental Income

Other rental income consists primarily of rental income related to our Tarzana manufacturing facility.

Other Expense, Net

Other expense, net consists primarily of derivative financial instrument fair value gain or loss, foreign exchange remeasurement gain or loss, debt extinguishment loss and other expenses and income.

Income Tax Provision

We are subject to income taxes in the United States and the foreign jurisdiction where we operate, the United Kingdom. The United Kingdom has statutory tax rates that differ from those in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of United Kingdom to United States income, the availability of research and development tax credits, changes in the valuation of our deferred tax assets and liabilities and changes in tax laws.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of the business in which we operate, projections of future profitability are difficult and past profitability is not necessarily indicative of future profitability. We maintain full valuation allowance against net deferred tax assets for the United States and the United Kingdom. The valuation allowance has been provided based on the positive and negative evidence relative to our company, including the existence of cumulative net operating losses, or NOLs, since our inception, and the inability to carryback these NOLs to prior periods. Furthermore, we have determined that it is more likely than not that the benefit of these assets would not be realized in the foreseeable future. The timing and the reversal of our valuation allowance will continue to be monitored.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,				Change	
	2024		**2023**		**$**	
Operating expenses:						
In-process research and development	$	10,000	$	—	$	10,000
Research and development		11,838		39,604		(27,766)
General and administrative		44,210		47,553		(3,343)
Restructuring and impairment charges		7,493		72,012		(64,519)
Total operating expenses		73,541		159,169		(85,628)
Loss from operations		(73,541)		(159,169)		85,628
Interest income		6,987		8,866		(1,879)
Interest expense		(8,992)		(5,209)		(3,783)
Other rental income		4,267		—		4,267
Other expense, net		(2,856)		(575)		(2,281)
Net loss	$	(74,135)	$	(156,087)	$	81,952

In-process Research and Development Expenses

In-process research and development expenses were $10.0 million and nil for the years ended December 31, 2024 and 2023, respectively. The increase was due to:

- $10.0 million in research and development costs related to payments made to ImmuneOnco pursuant to the IO Collaboration Agreement.

Research and Development Expenses

Research and development expenses were $11.8 million and $39.6 million for the years ended December 31, 2024 and 2023, respectively. The net decrease of $27.8 million was primarily due to:

- $12.8 million decrease in costs from reduced headcount, consisting primarily of decreases of $12.3 million in wages and benefits, $0.2 million for other employee-related expenses in relation to our research and development personnel, and $0.8 million in professional services, offset by a $0.5 million increase in stock-based compensation expense due to forfeitures related to our reduction in force in 2023;

- $5.7 million decrease in costs related to research and clinical development activities and our clinical trials resulting from our discontinuation of our ITIL-168 clinical manufacturing activities; and

- $9.3 million decrease in expenses related to facilities, overhead, depreciation, and other expenses due to strategic reductions made in these areas.

The following table shows our research and development expenses for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,	
	2024	**2023**
In-process research and development:		
AXN-2510/IMM2510 and AXN-27M/IMM27M	$ 10,000	$ —
Research and development:		
AXN-2510/IMM2510 and AXN-27M/IMM27M	1,291	—
Other program expenses [1]	10,547	39,604
Total research and development by program	$ 11,838	$ 39,604
Total research and development expenses	$ 21,838	$ 39,604

_____

(1) Other program expenses consist of costs related to our past development of our CoStAR-TIL technology.

General and Administrative Expenses

General and administrative expenses were $44.2 million and $47.6 million for the years ended December 31, 2024 and 2023, respectively. The net decrease of $3.3 million was primarily due to:

- $3.0 million decrease in costs resulting from decreases in headcount and personnel related costs, including a decrease in stock-based compensation expense of $1.4 million; and

- $0.4 million decrease in consulting and professional service costs, mainly consisting of costs of business operations consultants of $0.6 million, offset by an increase of costs of information technology and facility consultants of $0.2 million; offset by

- $0.1 million increase in insurance expense, depreciation, and other office expenses.

Restructuring and Impairment Charges

Restructuring and impairment charges were approximately $7.5 million and $72.0 million for the years ended December 31, 2024 and 2023, respectively. The net decrease of $64.5 million was primarily due to:

- $11.9 million decrease in costs resulting from impairments of assets identified as held for sale;

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- $41.5 million decrease due to an impairment on our Tarzana manufacturing facility in 2023, which did not recur in 2024;

- $6.9 million decrease in leased assets impairment charge;

- $2.3 million decrease in leasehold improvement impairment charge; and

- $2.7 million decrease in costs associated with termination of contracts; offset by

- $0.8 million increase in costs consisting of severance payments and benefits continuation costs.

Interest Income, Interest Expense, Other Rental Income and Other Expense, Net

Interest income, interest expense other rental income and other expense, net was $0.6 million of expense and $3.1 million of income for the years ended December 31, 2024 and 2023, respectively. The increase in expense of $3.7 million was primarily due to:

- $1.9 million decrease of interest income related to our investments;

- $0.9 million increase of loss on foreign currency transactions;

- $3.8 million increase of interest expense from our debt; and

- $1.3 million increase of other losses, including changes in fair value and termination of derivative financial instrument and debt extinguishment; offset by

- $4.3 million increase in rental income related to our Tarzana manufacturing facility.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any revenue from product sales and we have incurred significant operating losses. We do not have any products that have achieved regulatory marketing approval and we do not expect to generate revenue from commercial sales of any product candidates for several years, if ever.

As of December 31, 2024, we had cash, cash equivalents, restricted cash and marketable securities of $115.1 million, which consisted of $8.8 million in cash and cash equivalents, $1.8 million in restricted cash and $104.5 million in marketable securities. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation.

Prior to our initial public offering, or IPO, we funded our operations primarily through the issuance and sale of convertible preferred stock. From our inception through March 2021, prior to our IPO, we raised net cash proceeds of $380.1 million from the issuance and sale of our convertible preferred stock.

In the first quarter of 2021, we raised net proceeds of $339.0 million in our IPO pursuant to which we sold an aggregate of 920,000 shares of common stock.

In June 2022, our wholly owned subsidiary, Complex Therapeutics Mezzanine LLC, and our wholly owned subsidiary, Complex Therapeutics LLC, entered into a mortgage construction loan and mezzanine construction loan, or together, the Construction Loan Agreements, secured by our Tarzana, California land and building. Construction of the Tarzana facility has been completed and the facility has been leased to AstraZeneca. The initial principal amount of the Construction Loan Agreements was $52.1 million, with additional future principal of up to $32.9 million to fund then ongoing construction costs. During the year ended December 31, 2024, we refinanced the outstanding principal amount under the Construction Loan Agreements and treated it as an extinguishment for accounting purposes. On December 20, 2024, our wholly owned subsidiary, Complex Therapeutics LLC, entered into a Term Loan Agreement and related loan documents with Midland National Life Insurance Company, or the Lender, pursuant to which Lender loaned Complex Therapeutics LLC a term loan in the principal amount of $85.6 million, or the Loan, to refinance loans secured by the facility in Tarzana, California owned by Complex

Therapeutics LLC. Substantially all of the Loan proceeds were used to repay in full the loans related to the construction and development of the Tarzana facility made pursuant to the Construction Loan Agreements. As of December 31, 2024, the outstanding principal amount under the Loan was $85.6 million and unamortized debt issuance costs were $1.4 million.

The Loan has a term of two years with a one-year extension option. The extension option is subject to certain conditions being met, including: (a) no potential default or event of default, (b) payment of a 0.35% extension fee and the costs and expenses of Lender incurred in connection with the extension, (c) replenishing of all reserve funds as reasonably determined by Lender, and (d) compliance with minimum debt yield and debt service coverage ratio requirements. The Loan bears interest at a fixed rate of 6.35% per annum, with interest-only payments during the term of the Loan and the principal balance due in full at maturity.

The Loan may be prepaid in whole but not in part. If the Loan is prepaid on or prior to the 12-month anniversary of the Closing Date, a prepayment fee is required (other than in connection with a casualty or condemnation event) to make Lender whole for the interest it would have otherwise earned on the Loan during the first 12 months. There is no prepayment fee due if the Loan is prepaid after the 12-month anniversary of the Closing Date.

Future Funding Requirements

Based on our current operating plan, we believe our existing cash, cash equivalents, restricted cash and marketable securities will be sufficient to fund our operating expenses and capital expenditure requirements beyond 2026. We are evaluating opportunities for a potential sale of our Tarzana facility, which is leased to AstraZeneca, and AstraZeneca has the right of first offer to purchase the Tarzana facility. If we are successful in selling the Tarzana facility, such a transaction could extend our expected cash runway. We have based this estimate on assumptions that may prove to be wrong, we may not be successful in securing a sale of the Tarzana facility, or at all, and we could utilize our available capital resources sooner than we expect.

We use our cash to fund operations, primarily to fund our business development, research and development expenditures and related personnel costs. We expect our expenses to continue to be significant as we invest in research and development activities, particularly as we in-license or acquire product candidates, advance product candidates into later stages of development and conduct clinical trials, seek regulatory approvals for and commercialize any product candidates that successfully complete clinical trials, hire personnel and invest in and grow our business, expand and protect our intellectual property portfolio, and operate as a public company. Because of the numerous risks and uncertainties associated with acquiring product candidates, and the research, development and commercialization of product candidates, we are unable to estimate the exact timing and amount of our funding requirements. Our future operating expenditures will depend on many factors, including:

- the results of our collaboration with ImmuneOnco and the number and characteristics of any product candidates we develop or acquire;

- the scope, rate of progress, costs and results of future clinical and preclinical development activities;
- the costs, timing and outcome of regulatory review of any product candidates, and the number of trials required for regulatory approval;

- the cost of manufacturing any product candidates, as well as any products we successfully commercialize;

- the cost of commercialization activities of our product candidates, if approved for sale, including marketing, sales and distribution costs;

- the timing, receipt and amount of sales of any product candidates, if approved;

- costs related to our Tarzana facility and our ability to complete a sale of our Tarzana facility;

- the extent to which we acquire or in-license other companies' product candidates and technologies;

- our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such arrangements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

- any product liability or other lawsuits or claims;

- the expenses needed to attract, hire and retain skilled personnel;

- our investments in our operational, financial and management information systems;

- the costs associated with operating as a public company;

- the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio; and

- any delays or issues resulting from the impact of adverse geopolitical and economic conditions.

In February 2019, we entered into a license agreement with Immetacyte Ltd., or Immetacyte, pursuant to which we obtained a worldwide license to Immetacyte's proprietary technology, know-how and intellectual property for the research, development, manufacture and commercialization of TIL therapies. In March 2020, we acquired 100% of the share capital of Immetacyte for total cash and non-cash consideration, including contingent consideration, of $15.4 million. In connection with the acquisition, we terminated the Immetacyte license agreement and associated payment obligations.

As discussed above, in August 2024, we entered into the IO Collaboration Agreement with ImmuneOnco. Among other things, pursuant to that agreement, Axion Bio paid ImmuneOnco an up-front payment of $10.0 million and prepaid ImmuneOnco $5.0 million in development costs, and has agreed to pay up to $35.0 million in potential near-term payments, as well as up to $2.1 billion in commercial, development and regulatory milestones (including up to $270.0 million in longer term development and regulatory milestones and up to $1.8 billion in commercial milestones) plus single-digit to low double-digit percentage royalties on global net sales of the licensed products outside of Greater China.

We lease operating spaces in the United States and the United Kingdom under non-cancelable operating lease arrangements that expire on various dates through 2026. These arrangements require us to pay certain operating expenses, such as taxes, repairs, and insurance and contain landlord or tenant incentives or allowances, renewal and escalation clauses. As of December 31, 2024, our future minimum lease payments under committed or non-cancelable lease agreements were $3.0 million.

Until we can generate substantial revenue from sales of our product candidates, if that occurs, we plan to fund our operations through equity offerings, debt financings, or other capital sources. This may include leasing income, strategic collaborations or other arrangements with third parties. Additional funds may not be available to us on acceptable terms or at all. If we raise additional funds by issuing equity or convertible debt securities, our stockholders will suffer dilution, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common shareholders. Debt financing, if available, may involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities receive any distribution of our corporate assets. If we raise funds through collaborations or other similar arrangements with third parties, we may have to relinquish valuable rights to technologies, future revenue streams, product candidates or research programs or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. Our ability to raise additional funds may be adversely impacted by worsening global economic conditions and the recent disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from, among other things, heightened inflation, fluctuations in interest rates, conflicts in Ukraine and the Middle East, and recent and potential trade wars. If we fail to obtain necessary capital when needed on acceptable terms, or at all, it could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations. See "Risk Factors."

Cash Flows

The following table sets forth the significant sources and uses of cash for the periods set forth below (in thousands):

| | Years Ended December 31, | |
	2024	2023
Net cash provided by (used in):		
Cash used in operating activities	$ (55,696)	$ (82,029)
Cash provided by investing activities	53,974	41,128
Cash provided by financing activities	1,755	8,082
Net increase (decrease) in cash, cash equivalents, and restricted cash	$ 33	$ (32,819)

Cash Flows from Operating Activities

Cash used in operating activities for the year ended December 31, 2024 was $55.7 million, which consisted of the net loss of $74.1 million and a $12.6 million net change to our net operating assets and liabilities, partially offset by $31.0 million in non-cash charges and other adjustments to reconcile net loss to net cash used in operating activities. The net change in our operating assets and liabilities was primarily due to a decrease of $1.9 million in accrued expenses, accrued restructuring costs, and other current liabilities, a decrease of $1.4 million in operating lease liabilities, a decrease of $0.6 million in accounts payable, and an increase of $0.2 million in prepaid expenses and other current assets, and a decrease of $8.6 million in other long-term assets. The non-cash charges primarily consisted of stock-based compensation of $17.3 million, in-process research and development expenses of $10.0 million, impairment of fixed assets of $4.3 million, impairment of right-of-use assets of $0.8 million and depreciation expense of $3.6 million, offset by accretion on invested securities of $4.3 million and decrease in the fair value of contingent consideration of $3.9 million.

Cash used in operating activities for the year ended December 31, 2023 was $82.0 million, which consisted of the net loss of $156.1 million and a $9.0 million net change to our net operating assets and liabilities, partially offset by $83.1 million in non-cash charges and other adjustments to reconcile net loss to net cash used in operating activities. The net change in our operating assets and liabilities was primarily due to a decrease of $7.8 million in accrued expenses, accrued restructuring costs, and other current liabilities, a decrease of $1.4 million in operating lease liabilities, a decrease of $1.1 million in accounts payable, an increase of $0.2 million in prepaid expenses and other current assets, an increase of $1.5 million in other long-term assets. The non-cash charges primarily consisted of stock-based compensation of $18.2 million, impairment of fixed assets of $60.1 million, impairment of right-of-use assets of $7.7 million and depreciation expense of $4.8 million, offset by accretion on invested securities of $6.8 million.

Cash Flows from Investing Activities

Cash provided by investing activities for the year ended December 31, 2024 was $54.0 million, consisting primarily of $64.1 million of cash provided by marketable securities investments, $0.9 million of cash received from held for sale assets and $0.6 million of cash received from termination of derivative financial instrument, offset by $10.0 million of acquired in-process research and development and $1.6 million from the renewal of our derivative financial instrument.

Cash provided by investing activities for the year ended December 31, 2023 was $41.1 million, consisting primarily of $60.2 million of cash was provided by marketable securities investments and $1.6 million cash received from held for sale assets, offset by $20.7 million of cash used for purchases of property, plant and equipment.

Cash Flows from Financing Activities

Cash provided by financing activities for the year ended December 31, 2024 was $1.8 million, which was primarily related to net cash proceeds from our Loan of $85.6 million and proceeds from the exercise of stock options of $0.4 million, offset by principal repayments of our Construction Loan Agreements of $82.8 million and Loan agreement closing costs of $1.4 million.

Cash provided by financing activities for the year ended December 31, 2023 was $8.1 million, which was primarily related to net cash proceeds from our Construction Loan Agreements of $8.7 million, offset by Construction Loan Agreements payments of $0.6 million.

Contractual Obligations and Commitments

In December 2024, our wholly owned subsidiary, Complex Therapeutics LLC, entered into the Loan and as of December 31, 2024, the outstanding principal amount under the Loan, was $85.6 million and unamortized debt issuance costs were $1.4 million.

As of December 31, 2024, we had non-cancelable purchase commitments of approximately $2.1 million consisting mainly of operating commitments. Additionally, future minimum lease payments under noncancellable operating leases as of December 31, 2024 totaled $3.0 million, as discussed in Note 8 to the financial statements included elsewhere in this Annual Report.

Under our agreement with a collaborator related to potential investigator-initiated trials in China, we paid $2.6 million and $0.3 million in milestone payments during the year ended December 31, 2024 and 2023, respectively. Upon successful completion of future milestones, we may be required to pay up to $3.4 million for clinical development and related activities.

Critical Accounting Policies and Estimates

This management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere in this Annual Report, we believe that the accounting policies discussed below are most critical to understanding and evaluating our historical and expected future performance.

Stock-Based Compensation

We maintain a stock-based compensation plan as a long-term incentive for employees, directors and consultants. The plan allows for the issuance of stock options, stock appreciation rights and restricted stock units.

For stock-based awards with only service conditions, we recognize stock-based compensation expense for stock-based awards on a straight-line basis over the requisite service period and account for forfeitures as they occur. For stock-based awards with performance conditions, stock-based compensation expense is not recognized until the performance condition is probable to occur. Our stock-based compensation costs are based upon the grant date fair value estimated using the Black-Scholes option pricing model. This model utilizes inputs that are highly subjective assumptions and generally require significant judgment. These assumptions include:

- Fair Value of Common Stock—Prior to our IPO in March 2021, the fair value of the shares of common stock underlying stock options had historically been determined by the Board of Directors. Because there has been no public market for the our common stock, the Board of Directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including important developments in our operations, contemporaneous valuations performed by an independent third party firm, sales of our convertible preferred stock, our operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the stock price volatility of similar public companies and the lack of marketability of our common stock, among other factors. After our IPO in March 2021, the fair value of common stock is determined using the closing price of our common stock on the Nasdaq Stock Market.

- Expected Term—The expected term represents the period that stock-based awards are expected to be outstanding and is determined as the average of the time-to-vesting and the contractual life of the awards.
- Expected Volatility—Since we do not have sufficient trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded biotechnology companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle or area of specialty.
- Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of awards.
- Expected Dividend Yield—We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

Assets Held for Sale

We classify long-lived assets or disposal groups to be sold as held for sale in the period in which all of the following criteria are met: management, having the authority to approve the action, commits to a plan to sell the asset or disposal group; the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal group; the sale of the asset or disposal group is probable, and transfer of the asset or disposal group is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond our control extend the period of time required to sell the asset or disposal group beyond one year; the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan to sell have been initiated.

We initially measure a long-lived asset or disposal group that is held for sale at the lower of its carrying value or fair value less any costs to sell. Fair value is estimated by us through evaluations of quoted market prices received for other comparable held for sale assets sold by us. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset or disposal group until the date of sale. We assess the fair value of a long-lived asset or disposal group less any costs to sell each reporting period it remains classified as held for sale and report any subsequent changes as an adjustment to the carrying value of the asset or disposal group, as long as the new carrying value does not exceed the carrying value of the asset at the time it was initially classified as held for sale. Upon determining that a long-lived asset or disposal group meets the criteria to be classified as held for sale, we cease depreciation and report long-lived assets in the line item "assets held for sale" in the consolidated balance sheet. Refer to Note 13 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Contingent Consideration

In connection with our acquisition of Immetacyte Ltd., we may be required to pay future consideration that is contingent upon the achievement of specified development, regulatory approval or sales-based milestone events. We record contingent consideration resulting from a business combination at its fair value on the acquisition date. Each reporting period thereafter, we remeasure these obligations and record increases or decreases in their fair value on our Consolidated Statements of Operations until such time that the payment is made. Increases or decreases in fair value of the contingent consideration liabilities can result from updates to assumptions such as the expected timing of or probability of achieving the specified milestone, the passage of time or changes in discount rates.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than originally estimated. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset over its remaining useful life. If such assets are impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. If the useful life is shorter than originally estimated, we depreciate or amortize the remaining carrying value over the revised shorter useful life. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell. To date, we have recorded impairment losses on long-lived assets associated with a sustained decrease in our stock price and the Plan for a strategic prioritization of our preclinical and clinical development programs. We recognized a non-cash impairment charge of $0.3 million during 2024 for leasehold improvements and $2.6 million during 2023 for leasehold improvements. The impairment charges were recorded in the consolidated statements of operations and comprehensive loss in the line item "restructuring and impairment charges."

During the year ended December 31, 2023, we determined there were indicators of impairment on our buildings and construction work-in-progress asset groups. As a result, we performed recoverability tests on these groups and concluded these assets' undiscounted cash flows did not exceed their carrying values. We estimate the fair value of our buildings through a combination of an income-based approach and a market-based approach. The income-based approach is dependent on specific assumptions such as market rental rates, capitalization rates and discount rates. The market-based approach utilizes observable data, such as comparable building sales and occupancy rates. The fair value of our buildings were determined to be $132.1 million, below the carrying value of $173.7 million. This led to an impairment of approximately $41.5 million recognized in the consolidated statements of operations and comprehensive loss in the line item "restructuring and impairment charges." The fair value of these assets are classified within Level 2 of the fair value hierarchy.

See Notes 3, 8 and 13 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information.

Recent Accounting Pronouncements

Information regarding recent accounting pronouncements applicable to us is included in Note 2 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Emerging Growth Company Status and Smaller Reporting Company Status

We are an "emerging growth company" as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of (i) December 31, 2026, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a "smaller reporting company," as defined in Rule 12b-2 under the Exchange Act. We may continue to be a smaller reporting company if either (i) the market value of our shares held by non-affiliates is less than $250.0 million or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are a smaller reporting company as defined by Item 10 of Regulation S-K and are not required to provide the information otherwise required under this item.

Item 8. Financial Statements and Supplementary Data.

INSTIL BIO, INC.

Index to financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Instil Bio, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Instil Bio, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Diego, California
March 4, 2025

We have served as the Company's auditor since 2020.

INSTIL BIO, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

		December 31,		
		2024		**2023**
ASSETS				
Current assets:				
Cash and cash equivalents	$	8,805	$	9,195
Restricted cash		1,830		1,501
Marketable securities		104,510		141,161
Prepaid expenses and other current assets		9,325		8,902
Total current assets		124,470		160,759
Property, plant and equipment, net		129,406		138,684
Operating lease right-of-use assets		934		2,387
Long-term investments		—		23,161
Other long-term assets		8,757		639
Total assets	$	263,567	$	325,630
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	659	$	1,212
Accrued expenses and other current liabilities		7,237		9,347
Total current liabilities		7,896		10,559
Contingent consideration		948		4,858
Operating lease liabilities, non-current		1,017		2,877
Loan payable		84,187		81,427
Other long-term liabilities		83		80
Total liabilities		94,131		99,801
Commitments and contingencies (Note 8)				
Stockholders' equity:				
Preferred stock, par value $0.000001 per share; 10,000,000 shares authorized; zero shares issued and outstanding as of December 31, 2024, and 2023		—		—
Common stock, par value $0.000001 per share; 300,000,000 shares authorized; 6,525,887 and 6,503,913 shares issued and outstanding as of December 31, 2024, and 2023		—		—
Additional paid-in capital		824,780		807,158
Accumulated other comprehensive loss		(228)		(348)
Accumulated deficit		(655,116)		(580,981)
Total stockholders' equity		169,436		225,829
Total liabilities and stockholders' equity	$	263,567	$	325,630

The accompanying notes are an integral part of these consolidated financial statements.

INSTIL BIO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except share and per share amounts)

	Year Ended December 31,	
	2024	**2023**
Operating expenses:		
In-process research and development	$ 10,000	$ —
Research and development	11,838	39,604
General and administrative	44,210	47,553
Restructuring and impairment charges	7,493	72,012
Total operating expenses	73,541	159,169
Loss from operations	(73,541)	(159,169)
Interest income	6,987	8,866
Interest expense	(8,992)	(5,209)
Other rental income	4,267	—
Other expense, net	(2,856)	(575)
Net loss	(74,135)	(156,087)
Other comprehensive income:		
Foreign currency translation	168	(433)
Unrealized (loss) gain on available-for-sale securities, net	(48)	578
Net comprehensive loss	$ (74,015)	$ (155,942)
Net loss per share, basic and diluted	$ (11.39)	$ (24.00)
Weighted-average shares used in computing net loss per share, basic and diluted	6,510,138	6,503,913

The accompanying notes are an integral part of these consolidated financial statements.

INSTIL BIO, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance—December 31, 2022	6,503,913	$ —	$ 788,992	$ (493)	$ (424,894)	$ 363,605
Stock-based compensation	—	—	18,166	—	—	18,166
Net loss	—	—	—	—	(156,087)	(156,087)
Other comprehensive income	—	—	—	145	—	145
Balance—December 31, 2023	6,503,913	—	807,158	(348)	(580,981)	225,829
Shares of common stock issued in connection with incentive stock plan	21,974	—	365	—	—	365
Stock-based compensation	—	—	17,257	—	—	17,257
Net loss	—	—	—	—	(74,135)	(74,135)
Other comprehensive income	—	—	—	120	—	120
Balance—December 31, 2024	6,525,887	$ —	$ 824,780	$ (228)	$ (655,116)	$ 169,436

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,	
	2024	2023
Cash flows from operating activities:		
Net loss	$ (74,135)	$ (156,087)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	17,257	18,166
Non-cash lease expense	212	640
Foreign exchange remeasurement loss (gain)	275	(680)
Impairment of fixed assets	4,325	60,088
Impairment of right-of-use assets	827	7,724
Change in fair value of contingent consideration	(3,910)	(3,384)
Depreciation	3,610	4,756
In-process research and development expenses	10,000	—
Accretion on invested securities	(4,327)	(6,775)
Non-cash interest expense	962	1,015
Non-cash loss on debt extinguishment	415	—
Change in fair value of derivative financial instrument	1,055	1,147
Loss on disposals of property and equipment	343	377
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(221)	(241)
Other long-term assets	(8,630)	1,543
Accounts payable	(556)	(1,129)
Operating lease liabilities	(1,377)	(1,404)
Long-term liabilities	77	(12)
Accrued expenses and other current liabilities	(1,898)	(7,773)
Net cash used in operating activities	(55,696)	(82,029)
Cash flows from investing activities:		
Purchase of marketable securities	(134,009)	(301,466)
Maturities of marketable securities	198,100	361,700
Purchases of property, plant and equipment	—	(20,663)
Cash received from held for sale assets	866	1,557
Acquired in-process research and development	(10,000)	—
Cash received from termination of derivative financial instrument	605	—
Purchase of derivative financial instrument	(1,588)	—
Net cash provided by investing activities	53,974	41,128
Cash flows from financing activities:		
Proceeds on Construction Loan Agreements	—	8,669
Proceeds from the Loan	85,600	—
Principal payments on Construction Loan Agreements	(82,838)	(587)
Proceeds from exercise of stock options	365	—
Loan agreement closing costs	(1,372)	—
Net cash provided by financing activities	1,755	8,082
Net increase (decrease) in cash, cash equivalents, and restricted cash	33	(32,819)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(94)	(201)
Cash, cash equivalents and restricted cash—beginning of period	10,696	43,716
Cash, cash equivalents and restricted cash—end of period	$ 10,635	$ 10,696
Supplemental disclosure of cash flow information:		
Cash paid for interest, net of amounts capitalized	$ 7,997	$ 6,639

The accompanying notes are an integral part of these consolidated financial statements.

INSTIL BIO, INC.

Notes to Consolidated Financial Statements

1. Organization and Description of Business

Instil Bio, Inc. (the "Company") is a clinical-stage biopharmaceutical company focused on developing a pipeline of novel therapies. The Company is advancing the development of its lead product candidate, AXN-2510 (formerly SYN-2510)/IMM2510, a bispecific antibody targeting both programmed death-ligand 1 ("PD-L1") and vascular endothelial growth factor ("VEGF") in solid tumor cancers, and seeks to in-license or acquire and develop additional novel therapeutic candidates in diseases with significant unmet medical need.

In August 2024, the Company's wholly owned subsidiary, Axion Bio, Inc. (formerly SynBioTx, Inc.) ("Axion Bio"), in-licensed certain bispecific antibodies, including AXN-2510/IMM2510, and AXN-27M (formerly SYN-27M)/IMM27M, a monoclonal antibody targeting cytotoxic T-lymphocyte associated antigen 4 ("CTLA-4") from ImmuneOnco Biopharmaceuticals (Shanghai) Inc. ("ImmuneOnco"). AXN-2510/IMM2510, the lead in-licensed product candidate, is a novel and differentiated PD-L1xVEGF bispecific antibody in development for the treatment of multiple solid tumor cancers. Pursuant to the license and collaboration agreement with ImmuneOnco (the "IO Collaboration Agreement"), Axion Bio has an exclusive license to research, develop, manufacture and commercialize these product candidates globally, including in the United States, Europe and Japan, excluding mainland China, Hong Kong, Macau and Taiwan ("Greater China"). ImmuneOnco retains development and commercialization rights in Greater China.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of expenses during the reporting period. Significant estimates and assumptions made in the accompanying consolidated financial statements include but are not limited to the fair value of contingent consideration payable, assets held for sale, fair value of the Company's building, contract termination liabilities, and stock-based compensation. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial Instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities and long-term investments. The Company's cash and cash equivalents are held by two financial institutions in the United States ("U.S.") and one financial institution in the United Kingdom ("UK"), which management believes to be financially sound, and accordingly, minimal credit risk exists with respect to the financial institutions. At times, the Company's deposits held in the U.S. and UK may exceed the Federal Depository Insurance Corporation and Financial Services Compensation Scheme, respectively, insured limits. During the years ended December 31, 2024 and 2023, the Company has not experienced any credit losses in such accounts or marketable securities.

Risks and Uncertainties

The Company is subject to a number of risks similar to other development-stage biopharmaceutical companies, including but not limited to, dependency on the clinical and commercial success of its product candidates, ability to obtain regulatory approval of its product candidates, uncertainty of broad adoption of its approved products, if any, by physicians and patients, manufacturing, the need to obtain adequate additional funding, significant competition, and protection of its intellectual property portfolio.

Reverse Stock Split

Effective December 7, 2023, the Company effected a 1-for-20 reverse stock split of its outstanding shares of common stock. Where applicable, all share and per share amounts in these consolidated financial statements have been adjusted to reflect the effect of the reverse stock split.

Segments

Operating segments are identified as components of an entity for which separate discrete financial information is available and that is regularly reviewed by the chief operating decision maker, the Company's Chief Executive Officer, in deciding how to allocate resources to an individual segment and in assessing performance. The Company has determined it operates in a single operating segment and has one operating segment. See Note 3 for further information.

Cash, Cash Equivalents, Restricted Cash, Marketable Securities, and Long-Term Investments

The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents include amounts invested in money market accounts.

Restricted cash consists of a cash reserve which serves as collateral for the Company's Construction Loan Agreements (as defined in Note 8) during the year ended December 31, 2023 and the Loan (as defined in Note 8) during the year ended December 31, 2024 on the consolidated balance sheet as of December 31, 2024. There was $1.8 million and $1.5 million restricted cash as of December 31, 2024 and 2023, respectively, on the consolidated balance sheet.

The Company's investments in marketable securities and long-term investments have been classified and accounted for as available-for-sale. The Company classifies its maturities as either short-term or long-term based on each instrument's underlying contractual maturity date, which are carried at their fair values based on the quoted market prices of the securities. Unrealized gains and losses are reported as accumulated other comprehensive income (loss). Realized gains and losses on available-for-sale securities are included in net loss in the period earned or incurred. As of December 31, 2024 and 2023, marketable securities consisted of U.S. Treasury bills.

The Company periodically reviews whether its securities may be other-than-temporarily impaired, including whether or not (i) the Company has the intent to sell the security or (ii) it is more likely than not that the Company will be required to sell the security before its anticipated recovery. If one of these factors is met, the Company will record an impairment loss associated with its impaired investment. The impairment loss will be recorded as a write-down of investments in the consolidated balance sheets and a realized loss within other expense in the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2024 and 2023, there were no impairment losses for the investments.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows (in thousands):

98

	December 31,			
	2024		**2023**	
Cash and cash equivalents	$	8,805	$	9,195
Restricted cash		1,830		1,501
Cash, cash equivalents and restricted cash	$	10,635	$	10,696

Fair Value Measurement

Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The Company measures fair value based on a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 —Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 —Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the assets or liabilities. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 —Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In determining fair value, the Company utilize quoted market prices, or valuation techniques that maximize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Property, Plant and Equipment, Net

Property, plant and equipment, with the exception of land, is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the balance sheets and the resulting gain or loss is reflected in the consolidated statement of operations and comprehensive loss. The estimated useful lives of the Company's property, plant and equipment are as follows:

Laboratory equipment	5 years
Manufacturing equipment	5 years
Office and computer equipment	3 years
Buildings	35 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

The Company owns land and buildings and, as described in Note 4, the clinical and commercial manufacturing building has been completed and has been leased. See Note 8 for details. A variety of costs were incurred in the development of a property. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. The capitalized costs include pre-construction costs essential to the development of the property, development costs, and construction costs. When the Tarzana development project was completed and available for occupancy, the Company ceased capitalization of costs other than costs to improve the functionality or extend the useful lives of property, plant and equipment included as part of the project. During the year ended December 31, 2024 and 2023, the Company recorded a building impairment of zero and $41.5 million, respectively, recognized in the consolidated statements of operations and comprehensive loss in the line item "restructuring and impairment charges." See Note 4 for more information.

Assets Held for Sale

The Company classifies long-lived assets or disposal groups to be sold as held for sale in the period in which all of the following criteria are met: management, having the authority to approve the action, commits to a plan to sell the asset or disposal group; the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal group; the sale of the asset or disposal group is probable, and transfer of the asset or disposal group is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond the Company's control extend the period of time required to sell the asset or disposal group beyond one year; the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan to sell have been initiated.

The Company initially measures a long-lived asset or disposal group that is held for sale at the lower of its carrying value or fair value less any costs to sell. Fair value is estimated by the Company through evaluations of quoted market prices received for other comparable held for sale assets sold by the Company. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset or disposal group until the date of sale. The Company assesses the fair value of a long-lived asset or disposal group less any costs to sell each reporting period it remains classified as held for sale and reports any subsequent changes as an adjustment to the carrying value of the asset or disposal group, as long as the new carrying value does not exceed the carrying value of the asset at the time it was initially classified as held for sale. Upon determining that a long-lived asset or disposal group meets the criteria to be classified as held for sale, the Company ceases depreciation and reports long-lived assets in the line item "assets held for sale" in its consolidated balance sheet. To date, the Company has recorded impairment losses on assets held for sale associated with the Plan as defined below in Note 13. During the years ended December 31, 2024 and 2023, the Company recognized non-cash impairment charges for assets held for sale of $4.3 million and $16.3 million, respectively. The non-cash impairment charge was recorded in the consolidated statements of operations and comprehensive loss in the line item "restructuring and impairment charges."

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than originally estimated. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset over its remaining useful life. If such assets are impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. If the useful life is shorter than originally estimated, the Company depreciates or amortizes the remaining carrying value over the revised shorter useful life. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less costs to sell. To date, the Company has recorded impairment losses on long-lived assets associated with a sustained decrease in the Company's stock price and in connection with the Plan as defined below in Note 13. The Company recognized a non-cash impairment charge of $0.3 million during the year ended December 31, 2024 and $2.6 million during the year ended December 31, 2023 related to leasehold improvements. Additionally, the Company recognized impairment charges of $41.5 million for the year ended December 31, 2023 relating to the Tarzana facility. These impairment charges were recorded in the consolidated statements of operations and comprehensive loss in the line item "restructuring and impairment charges." See Notes 8 and 13 for more information.

Grant Proceeds

The Company receives government grants in the UK for the furtherance of certain research and development projects. Grant proceeds are recognized when all conditions of such grants are fulfilled or there is a reasonable assurance that they will be fulfilled. Grant proceeds are classified as a reduction of research and development expenses. For each of the years ended December 31, 2024 and 2023, $0.1 million of grant proceeds were recognized in research and development expenses on the Company's consolidated statements of operations and comprehensive loss.

Research and Development Expenses

Research and development costs are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. The Company accrues for costs incurred as the services are being provided by monitoring the status of the trial or project and the invoices received from its external service providers. The Company adjusts its accrual as actual costs become known. Where contingent milestone payments are due to third parties under research and development arrangements or license agreements, the milestone payment obligations are expensed when the milestone results are achieved.

Stock-Based Compensation

The Company measures its stock-based awards granted to employees, non-employee directors, consultants and independent advisors based on the estimated grant date fair value of the awards. For stock-based awards with only service conditions, compensation expense is recognized over the requisite service period using the straight-line method. For stock-based awards that include performance conditions, compensation expense is not recognized until the performance condition is probable to occur. The Company uses the Black-Scholes option pricing model to estimate the fair value of its stock-based awards. The Black-Scholes option pricing model requires the Company to make assumptions and judgements about the variables used in the calculations, including the fair value of common stock, expected term, expected volatility of the Company's common stock, risk-free interest rate and expected dividend yield. The Company accounts for forfeitures of stock-based awards as they occur.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts or existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment. The Company records a valuation allowance to reduce deferred tax assets to an amount expected to be realized.

The Company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained upon examination by the tax authorities, based on the merits of the position. The Company's policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Foreign Currency

The Company's reporting currency is the U.S. dollar. The functional currency of the Company's subsidiary located in the United Kingdom is the British pound sterling. Balance sheets prepared in the functional currency are translated to the reporting currency at exchange rates in effect at the end of the accounting period, except for stockholders' deficit accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated using an average exchange rate in effect during the period. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive loss in the accompanying consolidated balance sheets.

Gains and losses resulting from exchange rate changes on intercompany transactions denominated in a currency other than the local currency are included in earnings as incurred as the related amounts are expected to be repaid in the foreseeable future.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of the Company's common stock outstanding for the period, without consideration for potential dilutive shares of common stock. For purposes of the diluted net loss per share calculation, convertible preferred stock and common stock options are considered to be potentially dilutive securities. Diluted net loss per share is the same as basic net loss per share for each period presented since the effects of potentially dilutive securities are antidilutive given the net loss of the Company.

Comprehensive Loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. For the years ended December 31, 2024 and 2023, comprehensive loss consists of foreign currency translation adjustments and unrealized loss on available-for-sale securities net of tax.

Leases

The Company determines if an arrangement is or contains a lease at contract inception by assessing whether the arrangement contains an identified asset and whether the lessee has the right to control such asset. Lessees are required to classify leases as either finance or operating leases and to record a right-of-use ("ROU") asset and a lease liability for all leases with a term greater than 12 months regardless of the lease classification. The lease classification will determine whether the lease expense is recognized based on an effective interest rate method or on a straight-line basis over the term of the lease. The Company determines the initial classification and measurement of its ROU assets and lease liabilities at the lease commencement date and thereafter if modified. For leases with a term greater than 12 months, the Company records the lease liability at the present value of lease payments over the term. The term of the Company's leases equals the non-cancellable period of the lease, including any rent-free periods provided by the lessor, and also includes options to extend or terminate the lease that the Company is reasonably certain to exercise. The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement, any deferred rent upon adoption, and lease incentives provided by the lessor.

The Company has elected, for all classes of underlying assets, not to recognize ROU assets and lease liabilities for leases with a term of 12 months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term. The Company estimates its incremental borrowing rate based on the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment.

Variable lease payments are expensed as incurred and do not factor into the measurement of the applicable ROU asset or lease liability. Lease payments may be fixed or variable; however, only fixed payments are included in the Company's lease liability calculation. Lease costs for the Company's operating leases are recognized on a straight-line basis within operating expenses over the lease term. The Company's lease agreements may contain non-lease components such as common area maintenance, operating expenses or other costs, which are expensed as incurred for all classes of assets. The Company's leases do not contain any residual value guarantees. See Note 8 for further information below.

Recent Accounting Pronouncements Adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures which requires public entities to disclose information about their reportable segments' significant expenses on an interim and annual basis. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this standard on December 31, 2024. See Note 3 for further information.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topics 740): Improvements to Income Tax Disclosures" to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this ASU 2023-09 on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU no. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update require disclosure, in the notes to the financial statements, of specific expense categories present within expense captions presented on the face of the income statement within continuing operations of public business entities. The amendments in this update are effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact of this ASU 2024-03 on its consolidated financial statements and related disclosures.

A variety of proposed or otherwise potential accounting standards are currently being studied by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, the Company has not yet determined the effect, if any, that the implementation of such proposed standards would have on the Company's consolidated financial statements.

3. Segment Reporting

The Company manages its business activities on a consolidated basis and has one reportable segment relating to the research and development of its novel therapies. The Chief Executive Officer, who serves as the Company's chief operating decision maker ("CODM"), is responsible for the overall supervision, direction, and management of the business and its officers.

The CODM reviews net loss, as reported in the consolidated statement of operations and comprehensive loss, as well as the progress of the Company's program(s). The CODM does not review assets in evaluating the results of the segment, and therefore, such information is not presented. The accounting policies of the segment are the same as those described in Note 2.

The following table is a summary of the segment loss, including significant segment expenses for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,	
	2024	2023
In-process research and development	$ 10,000	$ —
AXN-2510/IMM2510 and AXN-27M/IMM27M	1,291	—
Other program expenses[1][2]	9,901	35,567
General and administrative[1]	41,246	46,834
Restructuring charges	7,493	72,012
Depreciation	3,610	4,756
Interest income	(6,987)	(8,866)
Interest expense	8,992	5,209
Other (income) expense, net	(1,411)	575
Segment and consolidated net loss	$ 74,135	$ 156,087

_____

(1) Depreciation expense is removed from both "General and administrative" and "Other program expense" and is disclosed separately.
(2) Other program expenses consist of costs related to the Company's past development of its CoStAR-TIL technology.

The Company's long-lived tangible assets, as well as the Company's operating lease right-of-use assets, recognized on the consolidated balance sheets is as follows (in thousands):

	Year Ended December 31,	
	2024	2023
United States	$ 130,340	$ 133,974
United Kingdom	$ —	$ 7,097

4. Balance Sheet Components

Prepaid and other current assets

Prepaid and other current assets consist of the following (in thousands):

	December 31,	
	2024	2023
Prepaid general and administration	$ 1,316	$ 1,033
Prepaid research and development	4,146	300
Tax-related receivable	2,622	3,643
Prepaid contract research organization expenses	282	1,322
Other current assets	959	2,604
Total prepaid and other current assets	$ 9,325	$ 8,902

Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following (in thousands):

	December 31,		
	2024		**2023**
Land	$	31,243	$	31,243
Laboratory equipment		—		8,291
Buildings		102,433		102,433
Office and computer equipment		509		831
Leasehold improvements		—		1,424
Manufacturing equipment		—		2,017
Total property, plant and equipment, gross		134,185		146,239
Less: accumulated depreciation		(4,779)		(7,555)
Total property, plant and equipment, net	$	129,406	$	138,684

Depreciation expense was $3.6 million and $4.8 million for the years ended December 31, 2024 and 2023, respectively, in the consolidated statements of operations and comprehensive loss.

The Company capitalized interest of nil and $2.4 million during the years ended December 31, 2024 and 2023, respectively, related to qualifying expenditures for construction work-in-progress for the Company's Tarzana manufacturing facility.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,		
	2024		**2023**
Accrued compensation and benefits	$	2,691	$	1,026
Accrued operational expenses		582		1,412
Accrued restructuring costs		2,073		3,136
Accrued research, development and clinical trial expenses		209		1,833
Operating lease liabilities, current		1,682		1,750
Other current liabilities		—		190
Total accrued expenses and other current liabilities	$	7,237	$	9,347

5. Fair Value Measurement

The fair value of cash and cash equivalents approximates carrying value since cash and cash equivalents consist of short-term highly liquid investments with maturities of less than three months at the time of purchase. Cash and cash equivalents are quoted market prices in active markets for identical assets and are therefore classified as Level 1 assets. Money market funds are open-end mutual funds that invest in cash, government securities, and/or repurchase agreements that are collateralized fully. To the extent that these funds are valued based upon the reported net asset value, they are categorized in Level 1 of the fair value hierarchy.

Short-term and long-term marketable securities comprised U.S. Treasury bills that are classified within Level 2 of the fair value hierarchy are valued based on other observable inputs, including broker or dealer quotations, alternative pricing sources or U.S. Government Treasury yield of appropriate term.

The following tables provide information by level for assets and liabilities that are measured at fair value on a recurring and nonrecurring basis:

| | December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Financial Assets				
Money market funds	$ 5,632	$ —	$ —	$ 5,632
U.S. Treasury bills	—	104,510	—	104,510
Total	$ 5,632	$ 104,510	$ —	$ 110,142
Financial Liabilities				
Contingent consideration	$ —	$ —	$ 948	$ 948

| | December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Financial Assets				
Money market funds	$ 5,684	$ —	$ —	$ 5,684
U.S. Treasury bills	—	164,322	—	164,322
Derivative financial instrument	—	1,055	—	1,055
Total	$ 5,684	$ 165,377	$ —	$ 171,061
Financial Liabilities				
Contingent consideration	$ —	$ —	$ 4,858	$ 4,858

There were no transfers in or out of Level 1, 2 and 3 measurements for the years ended December 31, 2024 and 2023. As of December 31, 2024 and 2023, there were no securities within Level 3 of the fair value hierarchy. The derivative financial instrument above relates to the interest rate swap discussed in Note 8, and is included in prepaid expenses and current assets in the consolidated balance sheets.

As of December 31, 2024 and 2023, the fair value of the Company's Loan (as defined in Note 8) was $84.7 million and $72.3 million, respectively. The fair value was determined on the basis of its net present value and is considered Level 2 in the fair value hierarchy.

The following table sets forth a summary of the changes in the fair value of the Company's Level 3 financial liabilities (in thousands):

	Level 3 Financial Liabilities
Fair value, beginning balance as of December 31, 2022	$ 8,242
Change in fair value	(3,384)
Fair value, ending balance as of December 31, 2023	4,858
Change in fair value	(3,910)
Fair value, ending balance as of December 31, 2024	$ 948

The Company's acquisition of Immetacyte involved the potential for the payment of future contingent consideration upon the achievement of (i) certain product development milestones including, approval of studies and commencement and completion of certain product trials, or (ii) various other performance conditions including, receipt of final approval for the first marketing authorization and first commercial sale in certain geographical markets. Contingent consideration is recorded at the estimated fair value of the contingent payments on the acquisition date. The fair value of the contingent consideration is remeasured at the estimated fair value at each reporting period with the change in fair value recognized as income or expense within research and development expense in the consolidated statements of operations and comprehensive loss.

During the year of acquisition, the Company determined the fair value of the contingent consideration by probability weighting scenarios of milestone achievements to determine the expected future contingent consideration payment, discounted to present value using an 8% discount rate based on the Company's pre-tax cost of debt on the acquisition date. The probability of payments ranged from 0% to 5% and the timing of future payments ranged from 2026 to 2028. Determinations of the likelihood of milestone achievements, which trigger payouts related to the contingent consideration, as well as the probabilities for various scenarios used in the Company's calculations, were based on internal unobservable projections.

During the years ended December 31, 2024 and 2023, the change of fair value related to the contingent consideration was due to the discontinuation of the ITIL-306-202 development program, the change in present value for the passage of time, as well as expected dates and probabilities of milestone achievement revisions.

6. Financial Instruments

Marketable securities and long-term investments classified as available-for-sale on December 31, 2024 and 2023 consisted of the following (in thousands):

	Maturity		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		December 31, 2024				
U.S. Treasury bills	Less than one year	$	104,445 $	99 $	(34) $	104,510

	Maturity		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		December 31, 2023				
U.S. Treasury bills	Less than one year	$	141,075 $	86 $	— $	141,161
U.S. Treasury bills	Between one and two years		23,134	27	—	23,161
		$	164,209 $	113 $	— $	164,322

As of December 31, 2024 and 2023, marketable securities that had contractual maturities less than one year are classified as current because management considers these marketable securities to be available for current operations. As of December 31, 2024 and 2023, marketable securities that had contractual maturities between one and two years are classified as long-term because management considers these marketable securities to be available for operations beyond one year. The Company does not intend to sell its marketable securities and it is not likely that the Company will be required to sell these securities before recovery of their amortized cost basis. There were $104.5 million of marketable securities classified as available-for-sale as of December 31, 2024. There were $141.2 million of marketable securities and $23.2 million of long-term investments maturing in less than two years classified as available-for-sale as of December 31, 2023.

7. License and Collaboration Agreement with ImmuneOnco

On August 1, 2024, Axion Bio and ImmuneOnco entered into the IO Collaboration Agreement pursuant to which Axion Bio in-licensed certain bispecific antibodies, including AXN-2510/IMM2510 and AXN-27M/IMM27M, from ImmuneOnco. Pursuant the IO Collaboration Agreement, Axion Bio paid ImmuneOnco a $10.0 million upfront payment and prepaid ImmuneOnco $5.0 million in development costs in the year ended December 31, 2024. ImmuneOnco is eligible to receive additional potential near-term payments of up to

$35.0 million, up to $2.1 billion in commercial, development and regulatory milestones (including up to $270.0 million in longer term development and regulatory milestones and up to $1.8 billion in commercial milestones) plus single-digit to low double-digit percentage royalties on global net sales of the licensed products outside of Greater China.

The expenses recognized in connection with the IO Collaboration Agreement were $10.0 million for the year ended December 31, 2024, recorded as a component of In-process research and development on the consolidated statements of operations and comprehensive loss. As of December 31, 2024, no additional milestones had been accrued as the underlying contingencies had not yet been resolved.

8. Commitments and Contingencies

Leases

Company as a Lessee: Operating Lease Obligations

The Company currently leases office spaces and laboratory spaces located in Thousand Oaks, California, Dallas, Texas, and Alderley Park in the United Kingdom. The Company's leased facilities have original lease terms ranging from 2 to 5 years that predominately require the Company to provide a security deposit, while certain leases provide the right for the Company to renew the lease upon the expiration of the initial lease term, and various leases have scheduled rent increases on an annual basis. The exercise of lease renewal options for the Company's existing leases is at the Company's sole discretion, and not included in the measurement of right-of-use asset or lease liability as they are not reasonably certain to be exercised. Certain leases have leasehold improvements and are being amortized over the shorter of the estimated useful life of the improvements or the remaining life of the lease. Such improvements incurred by the Company will revert to the landlord at the expiration of the lease and will be removed from Company's consolidated balance sheets.

The Company's lease costs consist of the following (in thousands):

| | Year Ended December 31, | |
	2024	2023
Operating lease cost	$ 1,315	$ 2,185
Variable lease cost	801	1,170
Total lease cost	$ 2,116	$ 3,355

The following table summarizes cash flow information related to the Company's lease obligations (in thousands):

| | Year Ended December 31, | |
	2024	2023
Cash paid for operating lease liabilities	$ 2,279	$ 2,308

The following table summarizes the Company's lease assets and liabilities (in thousands):

| | December 31, | |
	2024	2023
Operating lease right-of-use assets	$ 934	$ 2,387
Current operating lease liabilities	$ 1,682	$ 1,750
Non-current operating lease liabilities	$ 1,017	$ 2,877

The following table summarizes other supplemental information related to the Company's lease obligations:

	December 31,	
	2024	**2023**
Weighted-average remaining lease term (in years)	1.70	2.60
Weighted-average discount rate	6.75 %	6.75 %

Future minimum lease payments under operating lease liabilities were (in thousands):

	December 31, 2024
2025	$ 1,817
2026	1,219
Total future lease payments	3,036
Less: imputed interest	337
Total lease liability balance	2,699
Less: current portion of operating lease liabilities	1,682
Total operating lease liabilities, non-current	$ 1,017

During the years ended December 31, 2024 and 2023, the Company evaluated its remaining right-of-use assets for impairment, as the Plan (as defined below in Note 13) has resulted in a cessation of use for several locations. The Company determined these assets were impaired, and has recognized an impairment loss of $0.8 million and $7.2 million for the years ended December 31, 2024 and 2023, respectively, which are recorded in the line item "restructuring and impairment charges" in the consolidated statements of operations and comprehensive loss.

Company as a Lessor: Tarzana Facility Lease with AstraZeneca

On July 10, 2024, Complex Therapeutics LLC entered into a lease with AstraZeneca Pharmaceuticals LP ("Tenant") (the "Lease") pursuant to which the Tenant is leasing the Company's facility located in Tarzana, California. The Lease has an initial term of approximately 15 years, beginning on July 10, 2024 and ending on July 31, 2039, with Tenant having two consecutive options to extend the term for a five-year period each and a one-time option to terminate the Lease on the tenth anniversary of the commencement of the Lease, which, if exercised, obligates Tenant to pay Complex Therapeutics LLC a termination fee. The initial base rent is $0.6 million per month ($7.5 million annually) and the base rent will escalate by 3% per annum. Tenant is also required to pay certain operating expenses and tax expenses as additional rent. There is rent abatement during the first year of the Lease such that Tenant will pay no rent or reduced rent during this period. Tenant also has a right of first offer to purchase the premises that are subject to the Lease.

The Lease is classified as an operating lease and revenue is recognized on a straight-line basis and will be recorded within the consolidated statements of operations and comprehensive loss in the line item "Other rental income" as this is not a part of the Company's core operations. Rental income related to the operating lease was as follows (in thousands):

	Year Ended December 31,	
	2024	**2023**
Rental income	$ 4,267	$ —

Approximate future straight-lined contractual lease income to be recognized under a non-cancelable operating lease in effect as of December 31, 2024, are as follows (in thousands):

	December 31, 2024
2025	$ 8,968
2026	8,968
2027	8,968
2028	8,968
Thereafter	94,910
Total	$ 130,782

Legal Proceedings

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. The Company does not expect that the resolution of these matters will have a material adverse effect on its financial position, results of operations or cash flows.

Debt

In June 2022, the Company's wholly owned subsidiary, Complex Therapeutics Mezzanine LLC, and the Company's wholly owned subsidiary, Complex Therapeutics LLC, entered into a mortgage construction loan and mezzanine construction loan (together, the "Construction Loan Agreements") secured by its Tarzana, California land and building. The initial principal amount of the Construction Loan Agreements was $52.1 million, with additional future principal of up to $32.9 million to fund ongoing construction costs. Construction had been completed, and on July 10, 2024, Complex Therapeutics LLC entered into the Lease. The Construction Loan Agreements were guaranteed by the Company and secured by the Property, and bears interest at the one-month Secured Overnight Financing Rate, plus 5.25% per annum. The Company discontinued capitalizing interest in June 2023 as the building was substantially complete at such time. During the year ended December 31, 2024, the Company refinanced the outstanding principal amount under the Construction Loan Agreements and treated it as a loan extinguishment for accounting purposes and recorded the $0.4 million of unamortized debt issuance costs associated with the Construction Loan Agreement as a loss on debt extinguishment recognized in other expense, net in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2024. On December 20, 2024, Complex Therapeutics LLC, entered into a Term Loan Agreement (the "Loan") and related loan documents with Midland National Life Insurance Company (the "Lender"), pursuant to which Lender loaned Complex Therapeutics LLC a term loan in the principal amount of $85.6 million to refinance loans secured by the facility in Tarzana, California owned by Complex Therapeutics LLC. Substantially all of the Loan proceeds were used to repay in full the loans related to the construction and development of the Tarzana facility made pursuant to the Construction Loan Agreements. As of December 31, 2024, the outstanding principal amount under the Loan was $85.6 million and unamortized debt issuance costs were $1.4 million.

The Loan has a term of two years with a one-year extension option. The extension option is subject to certain conditions being met, including: (a) no potential default or event of default, (b) payment of a 0.35% extension fee and the costs and expenses of Lender incurred in connection with the extension, (c) replenishing of all reserve funds as reasonably determined by Lender, and (d) compliance with minimum debt yield and debt service coverage ratio requirements. The Loan bears interest at a fixed rate of 6.35% per annum, with interest-only payments during the term of the Loan and the principal balance due in full at maturity.

The Loan may be prepaid in whole but not in part. If the Loan is prepaid on or prior to the 12-month anniversary of the Closing Date, a prepayment fee is required (other than in connection with a casualty or condemnation event) to make Lender whole for the interest it would have otherwise earned on the Loan during the first 12 months. There is no prepayment fee due if the Loan is prepaid after the 12-month anniversary of the Closing Date.

The net carrying amount of the liability component of the debt was as follows (in thousands):

	December 31,	
	2024	**2023**
Principal amount	$ 85,600	$ 82,837
Unamortized debt issuance cost	(1,413)	(1,410)
Net carrying amount	$ 84,187	$ 81,427

The following table sets forth the interest expense recognized related to the debt (in thousands):

	Year Ended December 31,	
	2024	**2023**
Contractual interest expense	$ 7,997	$ 4,214
Amortization of debt issuance cost	995	995
Total interest expense related to the Debt	$ 8,992	$ 5,209

Indemnifications

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company currently has directors' and officers' insurance coverage that reduces its exposure and enables the Company to recover a portion of any future amounts paid. No liability associated with such indemnifications was recorded as of December 31, 2024 and 2023.

Other Commitments

In the normal course of business, the Company enters into contracts and various purchase agreements commitments with third-party vendors for clinical research services, products and other services from third parties for operating purposes. These agreements generally provide for termination or cancellation, other than for costs already incurred. As of December 31, 2024 and 2023, the Company had $0.1 million and zero outstanding liabilities, respectively, in commitments for employee benefits as part of the Plan. As of December 31, 2024 and 2023, the Company had $1.9 million and $3.1 million, respectively, in commitments for contract terminations as part of the Plan. (see Note 13).

The Company entered into an agreement in 2023 with a third-party collaborator related to the development of the Company's CoStAR-TIL technology. Milestone payments of $2.6 million and $0.3 million were made during the year ended December 31, 2024 and 2023, respectively, and were recorded within research and development expense in the consolidated statements of operations and comprehensive loss.

9. Equity

Common Stock

Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and if declared by the Company's Board of Directors (the
"Board of Directors"), subject to the prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No cash dividends have been declared by the Board of Directors from inception.

As of December 31, 2024 and 2023, the Company had 6,525,887 and 6,503,913 shares of common stock outstanding, respectively.

Preferred Stock

The Company's current amended and restated certificate of incorporation authorizes the Company to issue up to 10,000,000 shares of preferred stock at $0.000001 par value per share. The Board of Directors is authorized to provide for the issuance of the preferred stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in subsequent resolution or resolutions adopted by the board providing for the issuance of such shares. As of December 31, 2024 and 2023 there were no shares of preferred stock issued or outstanding.

10. Stock-Based Compensation

2021 Equity Incentive Plan

In March 2021, the Company adopted the 2021 Equity Incentive Plan (the "2021 Plan"), which became effective in connection with the Company's initial public offering ("IPO"). The 2021 Plan was approved by the Board of Directors and stockholders in March 2021. The 2021 Plan is an equity incentive plan pursuant to which the Company may grant the following awards: (i) incentive stock options; (ii) nonstatutory stock options; (iii) stock appreciation rights; (iv) restricted stock awards; (v) restricted stock unit awards; (vi) performance awards; and (vii) other forms of stock awards to employees, directors, and consultants, including employees and consultants of the Company's affiliates. The 2021 Plan is a successor to the Company's 2018 Stock Incentive Plan (the "2018 Plan"). Following the effectiveness of the 2021 Plan, no further grants may be made under the 2018 Plan; however, any outstanding equity awards granted under the 2018 Plan will continue to be governed by the terms of the 2018 Plan.

The number of shares available for future issuance under the 2021 Plan is the sum of (1) 433,000 new shares of common stock, (2) 209,722 remaining shares of common stock reserved under the 2018 Plan that became available for issuance upon the effectiveness of the 2021 Plan and (3) the number of shares of common stock subject to outstanding awards under the 2018 Plan when the 2021 Plan became effective that thereafter expire or are forfeited, canceled, withheld to satisfy tax withholding or to purchase or exercise an award, repurchased by the Company or are otherwise terminated. The number of shares of common stock reserved for issuance under the 2021 Plan will automatically increase on January 1 of each year, for a period of ten years, from January 1, 2022 continuing through January 1, 2031, by 5% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares as may be determined by the Company's Board of Directors. Stock options granted by the Company to employees generally vest over four years with a one-year cliff.

As of December 31, 2024, 512,993 shares of common stock remained available for issuance under the 2021 Plan.

The following summarizes option activity under the 2021 Plan as of December 31, 2024:

	Shares Available for Grant	Shares Issuable Under Options		Weighted-Average Exercise Price	Weighted-Average Remaining Contract Term (in years)		Aggregate Intrinsic Value (in thousands)
Balance, December 31, 2022	405,233	1,053,997	$	112.25	7.22	$	711
Additional shares authorized	—						
Options granted[1]	(271,921)	271,921	$	12.68			
Options forfeited	526,296	(526,296)	$	97.80			
Options exercised	—	—	$	—			
Balance, December 31, 2023	659,608	799,622	$	87.90	7.18	$	101
Additional shares authorized	325,196						
Options granted[1]	(546,800)	546,800	$	29.19			
Options forfeited	74,989	(74,989)	$	132.63			
Options exercised	—	(21,974)	$	16.64			
Balance, December 31, 2024	512,993	1,249,459	$	60.78	7.31	$	4,827
Exercisable, December 31, 2024		642,832	$	81.70	5.77	$	1,972
Vested and expected to vest, December 31, 2024		642,832	$	81.70	5.77	$	1,972

(1) Includes zero and 4,796 stock options during the years ended December 31, 2024 and 2023, respectively, subject to only performance conditions.

The aggregate intrinsic value disclosed in the above table is based on the difference between the exercise price of the stock option and the estimated fair value of the Company's common stock as of the respective period-end dates. There were 21,974 and zero stock options exercised during the years ended December 31, 2024 and 2023, respectively. The aggregate intrinsic value of stock options exercised was $0.1 million and zero during the years ended December 31, 2024 and 2023, respectively. The weighted-average grant date fair value of stock options granted during the years ended December 31, 2024 and 2023, was $22.85 and $8.74 per share, respectively.

The following table sets forth stock-based compensation included in the Company's statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,			
	2024		2023	
Research and development expense	$	2,066	$	1,549
General and administrative expense		15,191		16,617
Total stock-based compensation expense	$	17,257	$	18,166

As of December 31, 2024 and 2023, there was $16.6 million and $22.4 million, respectively, of total unrecognized compensation cost related to unvested stock options granted under the 2018 Plan and 2021 Plan, which is expected to be recognized over a weighted average period of 2.25 years and 1.39 years, respectively.

The fair value of the Company's stock option awards was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

| | Year Ended December 31, | | | |
	2024		2023	
Expected term (in years)	5.27 —	6.08	5.28 —	6.08
Expected volatility	86.92 % —	100.06%	76.19 % —	77.56%
Risk-free interest rate	3.53 % —	4.57%	3.54 % —	4.01%
Fair value of common stock	$10.50 —	$66.10	$11.18 —	$15.20
Expected dividend yield	—%		—%	

The Black-Scholes option pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

Expected term—The expected term represents the period that stock-based awards are expected to be outstanding and is determined as the average of the time-to-vesting and the contractual life of the awards.

Expected volatility—Since the Company is privately held and does not have any trading history for its common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded biotechnology companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle or area of specialty.

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of awards.

Expected dividend yield—The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

Performance Awards

During the years ended December 31, 2024 and 2023, zero and 4,796 stock options were granted to both employees and non-employees based upon performance conditions and strategic transactions. As of December 31, 2023, the 2023 performance grants were expected to be recognized over a weighted average period of 0.37 years. A strategic transaction has been defined as (a) a change in control, or (b) certain corporate and business goals specific to the employee's performance or employment agreement. Stock-based compensation expense related to awards where performance conditions were achieved for the year ended December 31, 2024 was zero. As of December 31, 2024 and 2023, the Company had zero and $5.1 million of unrecognized compensation cost relating to these performance awards, calculated using the accelerated attribution method and the grant date fair value of the awards, respectively.

Employee Stock Purchase Plan

In March 2021, the Company adopted the Employee Stock Purchase Plan (the "ESPP"), which became effective in connection with the IPO. The ESPP was adopted by the Board of Directors and stockholders in March 2021, but the Company has not yet commenced offerings to employees under the ESPP. The ESPP initially provides participating employees with the opportunity to purchase up to an aggregate of 61,850 shares of common stock. The number of shares reserved under the ESPP automatically increases on January 1 of each year through and until January 1, 2031, in an amount equal to the lesser of (i) 1% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year, and (ii) 123,700 shares; provided, however, that before the date of any such increase, the Board of Directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii).

11. Net Loss Per Share

The following outstanding potentially dilutive shares have been excluded from the calculation of diluted net loss per share for the periods presented due to their anti-dilutive effect:

	December 31,	
	2024	**2023**
Stock options to purchase common stock	1,249,459	799,622
Total	1,249,459	799,622

12. Income Taxes

The geographical breakdown of loss before provision for income taxes is as follows (in thousands):

	Year Ended December 31,	
	2024	**2023**
Domestic	$ (60,382)	$ (144,570)
Foreign	(13,753)	(11,517)
Loss before income taxes	$ (74,135)	$ (156,087)

The company has nil income tax expense for both Domestic and Foreign jurisdictions for the years ended December 31, 2024 and 2023.

The following table presents a reconciliation of the Company's statutory federal income tax rate and effective tax rate:

	Year Ended December 31,	
	2024	**2023**
U.S. federal taxes at statutory rate	21.0 %	21.0 %
Stock-based compensation	(6.7)%	(1.8)%
Permanent differences and other	0.3 %	0.8 %
Statutory tax rate differences	4.4 %	3.4 %
Change in valuation allowance	(19.0)%	(23.4)%
Total	— %	— %

The components of deferred tax liabilities consist of the following (in thousands):

	Year Ended December 31,	
	2024	**2023**
Deferred tax assets:		
Net operating loss carryforwards	$ 95,773	$ 88,408
Research and development credits	4,915	4,915
Accrued compensation and benefits	646	107
Stock-based compensation	2,008	3,570
Capitalized research and development	20,920	19,432
Other temporary differences	10,201	8,279
Intangible assets	2,841	97
Fixed assets	4,827	1,496
Other	426	335
Total gross deferred tax assets	142,557	126,639
Less: valuation allowance	(141,367)	(126,639)
Total deferred tax assets, net	1,190	—
Deferred tax liabilities:		
Rent receivable	(1,190)	—
Total gross deferred tax liabilities	(1,190)	—
Net deferred tax assets (liabilities)	$ —	$ —

The components of unrecognized tax benefits consist of the following (in thousands):

Balance at December 31, 2023	$ 2,339
Additions in 2024	—
Balance at December 31, 2024	$ 2,339

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of the business in which the Company operates, projections of future profitability are difficult and past profitability is not necessarily indicative of future profitability. The Company does not believe it is more likely than not that the deferred tax assets will be realized, and accordingly, the valuation allowance increased $14.7 million for the year ended December 31, 2024. As of December 31, 2024, the Company had net operating loss carryforwards for federal income tax purposes of $348.3 million, which will carryforward indefinitely, but may only offset 80% of the Company's taxable income. This limitation on the net operating loss may require the Company to pay federal income taxes in future years despite generating a loss for federal income tax purposes in prior years. In addition, the Company has $132.3 million of California net operating loss carryforwards available to reduce future state taxable income as of the year ended December 31, 2024. The state net operating loss carryforwards will begin to expire, if not utilized, in 2043.

The Company has R&D credits of $4.1 million, and $3.7 million for federal and California, respectively, as of December 31, 2024. The federal R&D credits expire in 2042 and the California R&D credits carryforward indefinitely.

The Company files income tax returns in the U.S. federal jurisdiction, various states where the Company has employees and/or significant business activities, and the United Kingdom. As of December 31, 2024, the Company's federal and state returns through 2021 are still open to examination. The UK returns starting from 2023 are open to examination. The Company had uncertain tax positions as of December 31, 2023 of $2.3 million and this balance remained unchanged during December 31, 2024. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease during the next 12 months. The Company had no accrued interest or penalties related to uncertain tax positions as of December 31, 2024.

The Company has not completed a Section 382 study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company's formation. Pursuant to Internal Revenue Code Sections 382 and 383, annual use of the Company's net operating loss and research and development tax credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, are not anticipated to impact the Company's effective tax rate.

13. Corporate Restructuring Plan

In January 2023, the Board of Directors approved a restructuring plan (referred to as the "2023 Plan") and the Company announced the consolidation of the ITIL-306 Phase 1 clinical trial and related manufacturing of CoStAR-TIL to its operations in Manchester, UK and stopped recruiting for the ITIL-306 clinical trial.

In January 2024, the Board of Directors approved a comprehensive restructuring plan, which included the closure of the Company's UK manufacturing facility and clinical trial operations. In September 2024, the Board of Directors approved additional UK restructuring actions, which resulted in the elimination of the majority of the remaining UK workforce in the fall of 2024, with the remaining reduction and restructuring activities substantially completed by the end of 2024. Collectively, these actions are referred to as the "2024 Plan."

The 2023 Plan and 2024 Plan are collectively referred to as the "Plan."

Restructuring and Impairment Charges

As a result of the Plan, the Company recorded charges of $7.5 million and $72.0 million within the consolidated statements of operations and comprehensive loss in the line item "restructuring and impairment charges" for the years ended December 31, 2024 and 2023, respectively.

These charges relate to asset impairments, contract terminations, severance payments and other employee-related costs incurred. The following table summarizes the restructuring and impairment charges by category (in thousands):

	Year Ended December 31,	
	2024	**2023**
Asset impairment for leasehold improvements	$ 343	$ 2,644
One-time employee termination benefits	2,721	1,844
Building and construction work in progress impairment	—	41,542
Contract terminations	(723)	1,987
Right-of-use asset impairment	827	7,724
Impairment of long-lived assets held for sale	4,325	16,271
Total restructuring and impairment charges	$ 7,493	$ 72,012

Restructuring Liability

As a result of the Plan, the restructuring liability was recorded in the consolidated balance sheets under "Accrued expenses and other current liabilities" and was measured at the amount expected to be paid, or that was paid. During the year ended December 31, 2024, the Company paid $2.9 million of restructuring costs, and expects to pay the remainder of the restructuring costs by the first quarter of 2025. The following table shows the liability related to the Plan (in thousands):

	Employee Benefits	Contract Terminations	Total
Restructuring liability as of December 31, 2023	$ —	$ 3,136	$ 3,136
Additions, net	2,420	733	3,153
Payments	(2,289)	(578)	(2,867)
Adjustments	—	(1,349)	(1,349)
Total restructuring liability as of December 31, 2024	$ 131	$ 1,942	$ 2,073

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and to provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its 2013 Internal Control - Integrated Framework. Based on its assessment, our management has concluded that our internal over financial reporting was effective as of December 31, 2024.

This Annual Report on Form 10-K does not include an attestation report of our independent public accounting firm as allowed by Section 404(b) of the Sarbanes-Oxley Act, as amended by Section 103 of the JOBS Act.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information.

During the quarter ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item and not set forth below will be set forth in the sections captioned "Election of Directors," "Information Regarding the Board of Directors and Corporate Governance," "Executive Officers" and "Delinquent Section 16(a) Reports" in our definitive Proxy Statement for our 2025 Annual Meeting of Stockholders to be filed with the SEC on or before April 30, 2025, or the 2025 Proxy Statement, and is incorporated in this report by reference.

We have adopted a code of ethics for directors, officers and employees, known as the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is available on our website at http://www.instilbio.com under the Corporate Governance section of our Investors page. We will promptly disclose on our website (i) the nature of any amendment to the policy that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and (ii) the nature of any waiver, including an implicit waiver, from a provision of the policy that is granted to one of these specified individuals, the name of such person who is granted the waiver and the date of the waiver.

We have adopted an Insider Trading Policy governing the purchase, sale and/or other dispositions of our securities by our directors, officers and employees. A copy of the Insider Trading Policy is filed as an exhibit to this Report. In addition, it is the Company's practice to comply with the applicable laws and regulations relating to insider trading.

Item 11. Executive Compensation.

The information required by this Item will be set forth under the sections captioned "Executive Compensation" and "Director Compensation" in the 2025 Proxy Statement and is incorporated in this report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item will be set forth under the sections captioned "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance under Equity Compensation Plans" in the 2025 Proxy Statement and is incorporated in this report by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will be set forth under the sections captioned "Transactions with Related Persons and Indemnification" and "Independence of the Board of Directors" in the 2025 Proxy Statement and is incorporated in this report by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this Item will be set forth under the section captioned "Ratification of Selection of Independent Registered Public Accounting Firm" in the 2025 Proxy Statement and is incorporated in this report by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements.

The response to this portion of Item 15 is set forth under Part II, Item 8 above.

(a)(2) Financial Statement Schedules.

All schedules have been omitted because they are not required or because the required information is given in the Financial Statements or Notes thereto set forth under Item 8 above.

(a)(3) Exhibits.

The exhibits listed on the Exhibit Index are either filed or furnished with this report or incorporated herein by reference.

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation, as amended (incorporated herein by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K (File No. 001-40215), filed with the SEC on March 21, 2024).
3.2	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-40215), filed with the SEC on March 23, 2021).
4.1	Description of Securities (incorporated herein by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K (File No. 001-40215), filed with the SEC on March 7, 2022).
4.2	Second Amended and Restated Investors' Rights Agreement, by and among the Company and certain of its stockholders, dated December 30, 2020 (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 333-253620), filed with the SEC on February 26, 2021).
10.1†#	Share Purchase Agreement, by and between the Registrant and Immetacyte Limited, dated March 2, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-253620), filed with the SEC on February 26, 2021).
10.2+	2021 Equity Incentive Plan and Forms of Option Grant Notice and Agreement, Exercise Notice, Early Exercise Notice and Restricted Stock Award Notice (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-253620), filed with the SEC on March 15, 2021).
10.3+	2018 Stock Incentive Plan and Forms of Stock Option Agreement, Notice of Stock Option Grant and Notice of Exercise and Common Stock Purchase Agreement (incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-253620), filed with the SEC on February 26, 2021).
10.4+	2021 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (File No. 333-253620), filed with the SEC on March 15, 2021).
10.5+	Form of Indemnification Agreement with Executive Officers and Directors (incorporated herein by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (File No. 333-253620), filed with the SEC on March 15, 2021).

10.6*+	Amended and Restated Non-Employee Director Compensation Policy (incorporated herein by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K (File No. 001-40215), filed with the SEC on March 21, 2024).
10.7+	Executive Employment Agreement, by and between the Registrant and Bronson Crouch, dated as of June 2020 (incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-253620), filed with the SEC on March 15, 2021).
10.8+	Executive Employment Agreement, by and between the Registrant and Sandeep Laumas, M.D., dated as of June 2020 (incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (File No. 333-253620), filed with the SEC on March 15, 2021).
10.9+	Retention Bonus Agreement, by and between the Registrant and Bronson Crouch, dated as of February 12, 2024 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-40215), filed with the SEC on May 10, 2024).
10.10+	Retention Bonus Agreement, by and between the Registrant and Sandeep Laumas, M.D., dated as of February 12, 2024 (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-40215), filed with the SEC on May 10, 2024).
10.11^	Lease dated July 10, 2024 by and between Complex Therapeutics LLC and AstraZeneca Pharmaceuticals LP (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 001-40215), filed with the SEC on August 13, 2024).
10.12^	License and Collaboration Agreement dated August 1, 2024 by and between ImmuneOnco Biopharmaceuticals (Shanghai) Inc. and SynBioTx, Inc. (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q (File No. 001-40215), filed with the SEC on August 13, 2024).
10.13*^	Term Loan Agreement, by and between Complex Therapeutics LLC and Midland National Life Insurance Company, dated December 20, 2024.
10.14*^	Recourse Indemnity Agreement, by and between the Registrant and Midland National Life Insurance Company, dated December 22, 2024.
19.1*	Insider Trading Policy
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Independent Registered Public Accounting Firm
24.1*	Power of Attorney (Included in signature pages hereto)
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*††	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*††	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*+	Incentive Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K (File No. 001-40215), filed with the SEC on March 21, 2024).
101	The following financial information from Instil Bio, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024 formatted in Inline XBRL (Extensible Business Reporting Language) includes: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Comprehensive Loss, (iii) the Consolidated Statements of Stockholders Equity, (v) the Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Filed herewith.

† Confidential treatment has been requested for portions of this agreement.

\# Certain schedules to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedules will be furnished supplementally to the SEC upon request.

^ Portions of this exhibit have been omitted because they are not material and are the type that the Company treats as private or confidential, in accordance with Item 601(b)(10) of Regulation S-K.

\+ Indicates management contract or compensatory plan.

†† These certifications are being furnished solely to accompany this annual report on Form 10-K pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed "filed" by the registrant for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

The agreements and other documents filed as exhibits to this Annual Report on Form 10-K are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Item 16. Form 10–K Summary.

None.

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INSTIL BIO, INC.

March 4, 2025	By:	/s/ Bronson Crouch
		Bronson Crouch
		Chief Executive Officer

Signatures And Power of Attorney

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Bronson Crouch and Sandeep Laumas, M.D., jointly and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Bronson Crouch Bronson Crouch	Chief Executive Officer and Chairman (Principal Executive Officer)	March 4, 2025
/s/ Sandeep Laumas, M.D. Sandeep Laumas, M.D.	Chief Financial Officer and Chief Business Officer (Principal Financial and Accounting Officer)	March 4, 2025
/s/ Gwendolyn Binder, Ph.D. Gwendolyn Binder, Ph.D.	Director	March 4, 2025
/s/ Neil Gibson, Ph.D. Neil Gibson, Ph.D.	Director	March 4, 2025
/s/ George Matcham, Ph.D. George Matcham, Ph.D.	Director	March 4, 2025
/s/ R. Kent McGaughy, Jr. R. Kent McGaughy, Jr.	Director	March 4, 2025

Exhibit 10.13

CERTAIN INFORMATION IN THIS DOCUMENT, MARKED BY [****], HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL

TERM LOAN AGREEMENT

between

COMPLEX THERAPEUTICS LLC,
a Delaware limited liability company,
as Borrower

and

MIDLAND NATIONAL LIFE INSURANCE COMPANY,
an Iowa corporation,
as Lender

December 20, 2024

203576221

TABLE OF CONTENTS

203576221

203576221

EXHIBITS AND SCHEDULES

EXHIBIT A	—	Legal Description of Project
EXHIBIT B	—	Form of Tenant Direction Letter
EXHIBITS C-1, C-2, C-3, C-4	—	U.S. Tax Compliance Certificates
SCHEDULE 2.5	—	Withholding Taxes; Changes in Legal Requirements; Market Disruption; EEA Financial Institution
SCHEDULE 2.6(b)	—	Leasing Reserve
SCHEDULE 2.6(e)	—	Existing Tenant Reserve
SCHEDULE 2.9(b)	—	Allocation And Disbursement of Funds in the Cash Management Account
SCHEDULE 4.1(a)	—	Site Assessments
SCHEDULE 4.1(b)	—	Environmental Disclosures
SCHEDULE 5.1(a)	—	Leasing Matters
SCHEDULE 5.1(b)	—	Rent Roll
SCHEDULE 5.2(b)	—	Form of Lease Amendment
SCHEDULE 6.1(a)	—	States of Organization
SCHEDULE 6.1(b)	—	Borrower's Organizational Chart
SCHEDULE 6.3	—	Liabilities; Litigation
SCHEDULE 6.8	—	ERISA
SCHEDULE 7.1(b)	—	Guarantor Compliance Certificate

TERM LOAN AGREEMENT

This Term Loan Agreement (this "**Agreement**") is entered into as of December 20, 2024 between **COMPLEX THERAPEUTICS LLC,** a Delaware limited liability company ("**Borrower**"), and **MIDLAND NATIONAL LIFE INSURANCE COMPANY**, an Iowa corporation ("**Lender**"). The following recitals form the basis and are a material part of this Agreement:

A.   Borrower desires to obtain the Loan from Lender.

B.   Lender is willing to make the Loan to Borrower subject to and in accordance with the conditions and terms of this Agreement and the other Loan Documents.

NOW, THEREFORE, in consideration of the covenants set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1   **Certain Definitions**. As used herein, the following terms have the meanings indicated below:

"**A/B Notes**" has the meaning assigned in **Section 8.15(b)**.

"**Above the Fund Transfer**" shall mean any Transfer of publicly traded shares, on a nationally or internationally recognized stock exchange, of Instil Bio, Inc., a Delaware corporation.

"**Act**" means the Delaware Limited Liability Company Act, as amended, modified, replaced and/or supplemented from time to time, or other similar Legal Requirement of the jurisdiction in which Borrower is formed.

"**Accounts**" means the Lockbox Account, the Cash Management Account (if any), the Excess Cash Flow Reserve Account, the Leasing Reserve Account, the Existing Tenant Reserve Account, the Tax and Insurance Escrow Account, and each other deposit account (or any sub-account thereof) now or hereafter pledged by Borrower to Lender as security for the Obligations or any portion thereof, in each case, which may be a ledger or book entry subaccount and not an actual account.

"**Affiliate**" shall mean, as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by or is under common control with such Person or is a director or officer of such Person or of an Affiliate of such Person. For the avoidance of doubt, no Person shall be deemed an Affiliate of Borrower or Guarantor solely by reason of such Person's ownership of less than fifty percent (50%) of publicly traded shares in Instil Bio, Inc., a Delaware corporation.

"**Agreement**" means this Term Loan Agreement, as originally executed by Borrower, and Lender, as the same may be supplemented, amended, modified, consolidated, extended, refinanced, substituted, replaced, renewed and/or restated from time to time.

"**Alterations Threshold**" has the meaning assigned in **Section 8.4(b)**.

"**Anti-Bribery Laws**" means the U.S. Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd-1, *et seq.*, the U.K. Bribery Act of 2010, and all other applicable anti-bribery or corruption laws.

"**Anti-Money Laundering Laws**" means the USA Patriot Act, the U.S. Bank Secrecy Act and locally applicable anti-money laundering or terrorism laws.

"**Application**" means that certain Loan Application, dated as of October 22, 2024, accepted on behalf of Borrower with respect to the Project.

"**Appraisal**" means an as-is appraisal of the Project prepared by an Appraiser, which appraisal must comply in all respects with the standards for real estate appraisal established pursuant to Title XI of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, as amended, and otherwise in form and substance satisfactory to Lender.

"**Appraiser**" shall mean CBRE, Inc., a Delaware corporation, or any other "state certified general appraiser" as such term is defined and construed under applicable regulations and guidelines issued pursuant to Title XI of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, as amended, which appraiser must have been licensed and certified by the applicable Governmental Authority having jurisdiction in the State, and which appraiser shall have been selected by Lender.

"**Assignment of Management Agreement**" means the Assignment of Management Agreement and Subordination of Management Fees dated as of the date hereof, as originally executed by Borrower and Property Manager, to and in favor of Lender, as the same may be supplemented, amended, modified, consolidated, extended, substituted, replaced, renewed and/or restated from time to time, together with all consents from other parties as contemplated therein.

"**Assignment of Rents and Leases**" means the Assignment of Rents and Leases dated as of the date hereof, as originally executed by Borrower in favor of Lender, as the same may be supplemented, amended, modified, consolidated, extended, substituted, replaced, renewed and/or restated from time to time.

"**Bankruptcy Code**" means the Federal Bankruptcy Code of 1978, as amended from time to time.

"**Bankruptcy Party**" has the meaning assigned in **Section 9.7**.

"**Borrower**" has the meaning assigned in the Preamble.

"**Borrower Party**" means each Guarantor, any general partner in Borrower, and any general partner in any partnership that is a general partner in Borrower (if Borrower is a partnership), at any level, and any manager or managing or sole member of Borrower (if Borrower is a limited liability company) and any manager or managing or sole member of any limited liability company that is a manager or managing or sole member of Borrower (if Borrower is a limited liability company), at any level.

"**Business Day**" means a day (other than a Saturday or Sunday) on which (a) commercial national banks are not authorized or required to close in (i) New York City, or (ii) the place of business of each of (A) Lender and (B) any Servicer, and (b) the New York Stock Exchange and the Federal Reserve Bank of New York are each open for business.

"**Cash Management Account**" has the meaning assigned in **Section 2.9**.

"**Cash Management Agreement**" means any cash management agreement executed by Borrower, Lender, Cash Management Bank and Property Manager in accordance with **Section 2.9**, as the same may be supplemented, amended, modified, consolidated, extended, refinanced, substituted, replaced, renewed and/or restated from time to time.

"**Cash Management Bank**" means a depositary bank designated by Lender to serve as the cash management bank pursuant to **Section 2.9**.

"**Cash Sweep Cure Event**" has the meaning assigned in **Section 2.9(d)**.

"**Cash Sweep Period**" means a period of time beginning on the date of a Cash Sweep Trigger and continuing until the date of a Cash Sweep Cure Event.

"**Cash Sweep Trigger**" has the meaning assigned in **Section 2.9(a)**.

"**CERCLA**" means the federal Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C. §§ 9601 *et. seq.*, as now or hereafter amended and any similar or analogous tribal, state or laws governing, among other things, the identification, Release and Remediation of Hazardous Materials in the Environment.

"**CFIUS**" means the Committee on Foreign Investment in the United States or any successor agency.

"**CFIUS Approval**" means (a) written confirmation provided by CFIUS that the Loan is not a Covered Transaction under the DPA, (b) written confirmation provided by CFIUS that it has completed its review or, if applicable, investigation of the Loan pursuant to a declaration or notice filed under the DPA and determined that there are no unresolved national security concerns with respect to the Loan, or (c) CFIUS shall have sent a report to the President of the United States requesting the decision of the President of the United States under the DPA, and the President shall have announced a decision not to take any action to suspend, prohibit, or place any limitations on the Loan.

"**CFIUS Review**" has the meaning assigned in **Section 8.13**.

"**Change**" has the meaning assigned in **Schedule 2.5(f)**.

"**Claims, Losses and Expenses**" means any and all claims, actions (whether at law or in equity), causes of action, investigations, proceedings, injunctions, demands, Orders, directives, notices (including notices of violation), Environmental Claims, liens, damages (including consequential damages, property damage and natural resource damages), injuries (including sickness, disease or death), liabilities, obligations, assessments, deficiencies, judgments, settlements, losses (including economic loss and diminution in value), fines, penalties, assessments, costs (including defense costs and Remediation Costs), fees (including reasonable attorney, engineering, consultant and expert fees) and expenses of any kind or nature whatsoever.

"**Code**" means the Internal Revenue Code of 1986, as amended, reformed or otherwise modified from time to time, and the regulations promulgated thereunder from time to time.

"**Collateral Assignment**" means that certain Collateral Assignment dated as of the date hereof, as originally executed by Borrower in favor of Lender, as the same may be supplemented, amended, modified, consolidated, extended, substituted, replaced, renewed and/or restated from time to time.

"**Commitment**" the amount set forth on Lender's signature page hereof or in any subsequent amendment hereof or in any assignment and assumption agreement related hereto.

"**Connection Income Taxes**" means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

"**Contract Rate**" means six and 35/100 percent (6.35%).

"**control**" or "**controlled**" means the possession, directly or indirectly, of the power to direct or cause the direction of the day-to-day management and policies of an entity through the ownership of voting securities or equity interests, by contract or otherwise.

"**Controlled Group**" means all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with any Loan Party or any of their respective Subsidiaries or Affiliates (as applicable), are treated as a single employer under Section 414(b) or (c) of the Code, and any organization which is required to be treated as a single employer with any Loan Party under Sections 414(m) or 414(o) of the Code.

"**Covered Transaction**" has the meaning assigned in the DPA.

"**Creditors' Rights Law**" shall mean with respect to any Person any existing or future law of any state or Federal jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, conservatorship, arrangement, adjustment, winding-up, liquidation, dissolution, Division, assignment for the benefit of creditors, composition or other relief with respect to its debts or debtors.

"**Debt**" means, for any Person, without duplication: (a) all indebtedness of such Person for borrowed money, for amounts drawn under a letter of credit, or for the deferred purchase price of property for which such Person or its assets is liable, (b) all unfunded amounts under a loan agreement, letter of credit, or other credit facility for which such Person would be liable, if such amounts were advanced under the credit facility, (c) all amounts required to be paid by such Person as a guaranteed payment to partners or a preferred or special dividend, including any mandatory redemption of shares or interests, (d) all indebtedness guaranteed by such Person, directly or indirectly, (e) all obligations under leases that constitute capital leases for which such Person is liable, and (f) all obligations of such Person under interest rate swaps, caps, floors, collars and other interest hedge agreements, in each case whether such Person is liable contingently or otherwise, as obligor, guarantor or otherwise, or in respect of which obligations such Person otherwise assures a creditor against loss.

"**Debt Service**" means the aggregate interest, scheduled principal, and other payments due on account of the Loan and on any other outstanding Debt of Borrower (whether permitted or not permitted by Lender) for the period of time for which calculated, but excluding unscheduled payments applied to reduction of principal.

"**Debt Service Coverage Ratio**" means, for the period of time for which calculation is being made, the ratio of: (a) Net Operating Income, to (b) the Debt Service, calculated on the basis of a thirty (30) year amortization schedule on the Loan Amount outstanding as of any date of determination.

"**Debt Yield**" means the ratio of (a) Net Operating Income to (b) the Principal Balance.

"**Default Rate**" means the lesser of (a) the maximum rate of interest allowed by applicable Legal Requirements, and (b) five percent (5%) per annum in excess of the Contract Rate.

"**Depositary Bank**" means Wells Fargo Bank, National Association and its successors and assigns.

"**Division**" shall mean, as to any Person, such Person dividing and/or otherwise engaging in and/or becoming subject to, in each case, any division (whether pursuant to plan of division or otherwise), including, without limitation and to the extent applicable, pursuant to § 18-217 of the Act or otherwise.

"**Dodd-Frank**" means the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, modified, replaced and/or supplemented from time to time, and any orders, rules, regulations, rulings, authorizations, determinations, guidelines, directives and/or any other requirements and/or provisions issued under such Act, existing now or in the future.

"**DPA**" means the Defense Production Act of 1950, 50 U.S.C. § 4565, as amended, all laws and regulations related thereto, and all mandates, requirements, powers and similar requirements imposed or exercised thereunder.

"**Employee Benefit Plan**" means any employee benefit plan within the meaning of Section 3(3) of ERISA or other plan established or maintained, or to which contributions have been made, by any Loan Party.

"**Environment**" means surface or subsurface soil or strata, surface waters and sediments, navigable or non-navigable waters, wetlands, groundwater, drinking water supply, ambient or indoor air, plants, wildlife, animals and natural resources. The term includes air, surfaces and building materials in structures.

"**Environmental Claim(s)**" means any formal or informal claim, action (whether at law or in equity), cause of action, investigation, proceeding, injunction, demand, Order, directive, notice (including notice of violation), lien or any assertion of a legal right or remedy by or from any Person (including Governmental Authority), whether civil, criminal or administrative in nature, seeking damages (including consequential damages, property damage and natural resource damage), a remedy or relief (including injunctive or other equitable relief) or alleging liability or responsibility for or with respect to the Environment, Hazardous Materials or a violation of or liability (including strict liability) under Environmental Laws. The term includes administrative investigations and proceedings, court actions, arbitrations, notices of violation, notices of potential liability, requests for information, liens, deed restrictions, demands and notices for or with respect to bodily injury (including sickness, disease or death), damage to real or personal property (including contamination, economic loss or loss of value), damage to the Environment, damage to natural resources (including plants or wildlife), Remediation or Remediation Costs.

"**Environmental Laws**" means any existing or future Legal Requirement(s) applicable to or governing health, safety, industrial hygiene, the Environment, or Hazardous Materials. The term includes risk-based or other criteria or standards concerning the presence, Remediation, Release of or exposure to Hazardous Materials and Legal Requirements (including permits) governing or regulating the management, manufacture, use, processing, labeling, generation, storage, Release, investigation, remediation, removal, recovery, emission, injection, treatment, leaching, migrating, handling, transport, disposal, control, discharge of, or exposure to, Hazardous Materials.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended, modified, replaced and/or supplemented from time to time, and any current or future regulations thereunder.

"**Event of Default**" has the meaning assigned in **Article 9**.

"**Excess Cash Flow Reserve Account**" has the meaning assigned in **Section 2.6(f)**.

"**Excess Cash Flow Reserve Fund**" has the meaning assigned in **Section 2.6(f)**.

"**Excluded Taxes**" means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on (or measured by) net income (however denominated), franchise Taxes, and branch profits or similar Taxes, in each case (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes; (b) in the case of Lender, any U.S. federal Withholding Tax that is imposed on amounts payable to or for the account of Lender with respect to an applicable interest in the Loan or the Commitment pursuant to a law in effect on the date on which (i) Lender acquires such interest in the Loan or the Commitment (other than pursuant to an assignment request by Borrower under **paragraph (h)(ii)** of **Schedule 2.5**) or (ii) Lender changes its lending office, except in each case to the extent that, pursuant to **paragraph (c)** of **Schedule 2.5**, amounts with respect to such Taxes were payable either to Lender's assignor, immediately before Lender became a party hereto or to Lender immediately before it changed its lending office; (c) Taxes attributable to such Recipient's failure to comply with **paragraph (a)** of **Schedule 2.5**; and (d) any U.S. federal Withholding Taxes imposed under FATCA.

"**Executive Order**" means Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, and relating to Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism, as amended, modified, replaced and/or supplemented from time to time.

"**Existing Tenant**" means AstraZeneca Pharmaceuticals LP, a Delaware limited partnership.

"**Existing Tenant Lease**" means that certain Lease dated July 10, 2024, by and between Borrower and Existing Tenant, as amended or modified in accordance with the terms and conditions of this Agreement.

"**Existing Tenant Reserve**" has the meaning assigned in **Schedule 2.6(e)**.

"**Existing Tenant Reserve Account**" has the meaning assigned in **Schedule 2.6(e)**.

"**Extended Maturity Date**" has the meaning assigned in **Section 2.11(a)**.

"**Extension Conditions**" has the meaning assigned in **Section 2.11**.

"**Extension Date**" has the meaning assigned in **Section 2.11(c)**.

"**Extension Fee**" has the meaning assigned in **Section 2.11(b)**.

"**Extension Term**" has the meaning assigned in **Section 2.11**.

"**FATCA**" means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any applicable intergovernmental agreement entered into pursuant to Section 1471(b)(1) of the Code.

"**FDIC**" means the Federal Deposit Insurance Corporation or any successor agency.

"**Fee Agreement**" means that certain letter agreement of even date herewith between Lender and Borrower concerning the payment of certain fees, as the same may be supplemented, amended, modified, consolidated, extended, substituted, replaced, renewed and/or restated from time to time.

"**Financial Covenants**" has the meaning assigned in **Section 8.17**.

"**GAAP**" means the generally accepted accounting principles, consistently applied, set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within accounting profession), or in such other statements by such entity as may be in general use by significant segments of the U.S. accounting profession, to the extent such principles apply to partnerships, corporations or limited liability companies, as applicable.

"**Go Dark Cure**" means, with respect to any Go Dark Event, either (i) the tenant under the affected Lease reoccupies the premises demised under such Lease and recommences operations of its business therein and no default exists under such Lease, (ii) if the Go Dark Event arose from a Tenant default, the Tenant has cured the default to Lender's satisfaction, or (iii) the premises demised under the affected Lease is leased pursuant to a new Lease on terms approved by Lender in its sole discretion.

"**Go Dark Event**" means, with respect to any Lease, the tenant under such Lease abandons, vacates or otherwise ceases operations in the premises demised under such Lease (other than for planned shutdown and holiday periods, and otherwise without the intent to reoccupy or restart operations) and the tenant under such Lease continues to pay all rental required thereunder, or a default by the tenant thereunder occurs and is continuing past any applicable notice and cure periods.

"**Governmental Authority(ies)**" means any court, legislature, council, agency, arbitrator, authority, board (including, without limitation, environmental protection, planning and zoning), bureau, commission, department, office or instrumentality of any nature whatsoever of any governmental or quasi-governmental unit, or any governmental, public or quasi-public authority, of any foreign, domestic, federal, state, county, city, borough, municipal government or other political subdivision of any of the foregoing, or any official thereof, whether now or hereafter in existence.

"**Guarantor**" means Instil Bio, Inc., a Delaware corporation.

"**Hazardous Material(s)**" means any natural or man-made solid, liquid, gaseous or thermal substance, material, pollutant, contaminant, irritant, vapor, waste, noise, odor or mixture (collectively for purposes of this definition, "materials") that are now or hereafter regulated by Governmental Authority or Environmental Laws or are or come to be recognized in the scientific community to pose a risk or hazard to human health or the Environment or for which liability or standards of conduct or other requirements are imposed or authorized under Environmental Laws. The term includes materials that are now or hereafter listed, defined, classified or otherwise determined by any Governmental Authority or Environmental Laws to be dangerous, hazardous, toxic, noxious or words of similar nomenclature, including (i) "pollutant," "contaminant," "hazardous waste," "special waste," "hazardous substances," "extremely hazardous substances," "toxic substances," "regulated substances," "forever chemicals," "hazardous materials," "special nuclear" and "byproduct material;" (ii) oil, petroleum or petroleum-derived substance or waste; (iii) asbestos or asbestos-containing materials; (iv) polychlorinated biphenyls (PCBs) and materials, articles, equipment or compounds containing them; (v) radon gas; (vi) medical and laboratory wastes; (vii) per-and polyfluoroalkyl substances ("**PFAS**"), perfluorooctanoic acid ("**PFOA**") and perfluorooctanesulfonate acid ("**PFOS**") and ; (viii) natural gas, natural gas liquid, liquefied natural gas and other petroleum or chemical products, whether liquid, solid or gaseous form, or synthetic gas useable

7

as fuel; (ix) explosives, radioactive or flammable materials; (x) indoor air or surface contaminants including mold, fungi, toxins, viruses, germs, bacteria, irritants, allergens and microbial matter; and (xi) lead and lead-based paint.

"**Indemnified Taxes**" means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

"**Indemnity Agreement**" means each Hazardous Materials Indemnity Agreement now or hereafter executed by Guarantor and Borrower, collectively and jointly and severally, as indemnitors, to and in favor of Lender, as the same may be supplemented, amended, modified, consolidated, extended, substituted, replaced, renewed and/or restated from time to time.

"**Independent Director**" of any corporation or limited liability company shall mean an individual with at least three (3) years of employment experience serving as an independent director at the time of appointment who is provided by, and is in good standing with, CT Corporation, Corporation Service Company, National Registered Agent, Inc., Wilmington Trust Company, Stewart Management Company, Lord Securities Corporation or, if none of those companies is then providing professional independent directors or managers, another nationally recognized company reasonably approved by Lender, that is not an Affiliate of such corporation or limited liability company and that provides professional independent directors or managers and other corporate services in the ordinary course of its business, and which individual is duly appointed as a member of the board of directors or board of managers of such corporation or limited liability company and is not, and has never been, and will not while serving as independent director or manager be:

(a) a member (other than an independent, non-economic "springing" member), partner, equityholder (other than de minimis holdings of public stock), manager, director, officer or employee of such corporation or limited liability company, or any of its respective equityholders or Affiliates (other than as an independent director or manager of an Affiliate of such corporation or limited liability company that is not in the direct chain of ownership of such corporation or limited liability company and that is required by a creditor to be a single purpose bankruptcy remote entity, provided that such independent director or manager is employed by a company that routinely provides professional independent directors or managers in the ordinary course of business);

(b) a customer, creditor, supplier or service provider (including provider of professional services) to such corporation or limited liability company or any of its respective equityholders or Affiliates (other than a nationally recognized company that routinely provides professional independent directors or managers and other corporate services to such corporation or limited liability company or any of its respective equityholders or Affiliates in the ordinary course of business);

(c) a family member of any such member, partner, equityholder (other than de minimis holdings of public stock), manager, director, officer, employee, creditor, supplier or service provider; or

(d) a Person that controls or is under common control with (whether directly, indirectly or otherwise) any of the Persons referred to in clauses (a), (b) or (c) above.

A natural person who otherwise satisfies the foregoing definition other than subparagraph (a) by reason of being the independent director or manager of a "special purpose entity" in the direct chain of ownership of such corporation or limited liability company shall not be disqualified from serving as an independent director or manager of such corporation or limited liability company, provided that the fees that such individual earns from serving as independent directors or managers of such Affiliates in any given year constitute in the aggregate less than five percent (5%) of such individual's annual income for that year. For purposes of this paragraph, a "special purpose entity" is an entity whose organizational documents contain restrictions on its activities and impose requirements intended to preserve such entity's separateness that are substantially similar to those contained in **Section 8.14**.

"**Independent Director Event**" shall mean, with respect to an Independent Director, (i) any acts or omissions by such Independent Director that constitute willful disregard of such Independent Director's duties under the applicable organizational documents, (ii) such Independent Director engaging in or being charged with, or being convicted of, fraud or other acts constituting a crime under any law applicable to such Independent Director, (iii) such Independent Director is unable to perform his or her duties as Independent Director due to death, disability or incapacity, or (iv) such Independent Director no longer meeting the definition of Independent Director in this Agreement.

"**IRS**" means the U.S. Internal Revenue Service or any successor agency.

"**Lease(s)**" means a fully executed lease(s), occupancy agreement(s), license agreement(s) or other rental or occupancy arrangement(s) by or binding upon Borrower, as lessor, for space in the Project.

"**Leasing Reserve**" has the meaning assigned in **Schedule 2.6(b)**.

"**Leasing Reserve Account**" has the meaning assigned in **Schedule 2.6(b)**.

"**Legal Requirement(s)**" means, collectively, common law and all foreign, domestic, federal, state, local and municipal laws, statutes, codes, criteria, standards, ordinances, rules, rulings, Orders, regulations, authorizations, determinations, directives, permits, registrations, licenses and any other requirements and/or provisions (including building codes and zoning regulations and ordinances) of all Governmental Authorities, whether now or hereafter in force, which are or may become applicable to Borrower or any Borrower Party, Lender, the relationship of Lender and Borrower, the Project and any operations thereon, any of the Loan Documents, or any part of any of them (whether or not the same may be valid) and all requirements, obligations and conditions of all instruments of record. Unless otherwise expressly excluded, the term includes Creditors' Rights Laws and Environmental Laws.

"**Lender**" has the meaning assigned in the Preamble, and any investment advisor, parent, subsidiary or affiliated company of such lender and their respective officers, directors, members, partners, employees, agents, transferees, successors, assigns, affiliates, parent, subsidiaries and any purchaser(s), investor(s), trust(s), assignee(s), lender(s) or participant(s) in a Secondary Market Transaction as defined in **Section 8.15(a)**.

"**Lender Exposure**" means any one or more of the following: (i) the Loan is in violation of Legal Requirements, or (ii) the Project or any other collateral for the Loan or any portion thereof (including the Rents (as defined in the Mortgage) or other income to be derived therefrom) is subject to forfeiture or to being frozen, seized, sequestered or otherwise impaired by a Governmental Authority, or (iii) the Loan or any payments made or to be made in respect thereof (including principal and interest) is subject to forfeiture or to being frozen, seized, sequestered or otherwise impaired by a Governmental Authority or (iv) Lender or any of its collateral for the Loan or the Lien priority thereof or Lender's rights or remedies in respect of the Loan or the collateral therefor is otherwise impaired or adversely affected, or (v) Lender, its affiliates and its or their respective directors, officers, employees, attorneys, agents, advisors, participants, successors and assigns is subject to criminal or civil liability or penalty as a result of or in connection with the Loan.

"**Lender Indemnified Parties**" means and includes Lender, any contractor, consultant, professional, investment advisor or other advisor retained or approved by Lender, any investor, purchaser, assignee or successor in interest of all or part of Lender's interest in the Loan or the Project, any Servicer, any investor or owner of a participation interest in the Loan, any purchaser who acquires all or part of the Project from Lender or any of the foregoing entities, any recipient of a deed or assignment in lieu of foreclosure of all or part of the Project, any court appointed receiver or trustee and their respective officers, directors, members, partners, employees, agents, successors, transferees and assigns.

"**Lender Information**" means any information, investigation, report, due diligence or associated findings, opinions or conclusions made or provided by or to Lender or any consultant, attorney or other advisor retained or approved by Lender at any time concerning the Environment, Hazardous Materials, Environmental Laws or other environmental matters associated with the Project or the operations thereon.

"**Lending Installation**" means any office, branch, subsidiary or Affiliate of Lender.

"**Lien**" means any interest, or claim thereof, in the Project securing an obligation owed to, or a claim by, any Person other than the owner of the Project, whether such interest is based on common law, statute or contract, including the lien or security interest arising from a deed of trust, mortgage, assignment, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes. The term "Lien" shall include reservations, exceptions, encroachments, easements, rights of way, covenants, conditions, restrictions, leases and other title exceptions and encumbrances affecting the Project.

"**Life Science Uses**" means biochemical, biotechnical and pharmaceutical research and development, laboratory, production, testing and manufacturing uses and activities, including but not limited to use of the Project for (a) Biosafety Level 2 plus or Biosafety Level 2 Enhanced activities, pathology, a CAP CLIA laboratory, a human tissue bank and cell therapy, and (b) drug manufacturing in accordance with the U.S. Food and Drug Administration's Good Manufacturing Practices then in effect provided in all events that such use complies with all applicable Laws, including Environmental Laws.

"**Loan**" means the loan to be made by Lender to Borrower under this Agreement and all other amounts secured by the Loan Documents.

"**Loan Amount**" has the meaning assigned in **Section 2.1**.

"**Loan Documents**" has the meaning assigned in **Section 2.4(a)**, as any or all of the same may be supplemented, amended, restated and/or replaced from time to time.

"**Loan Fee**" has the meaning assigned in **Section 2.10**.

"**Loan Party**" means Borrower, Borrower's sole member (if different from Guarantor) and Guarantor.

"**Loan-to-Value Ratio**" means, as of any date of determination, the ratio, expressed as a percentage, of (a) the Principal Balance of the Loan as of such date to (b) the value of the Project as of such date, as determined by an Appraisal approved by Lender in its sole discretion and in accordance with customary underwriting practices by institutional lenders for projects of a similar nature to the Project.

"**Lockbox Account**" has the meaning assigned in **Section 2.9(a)**.

"**Lockbox Account DACA**" means that certain Blocked Account Control Agreement dated on or about the date hereof, as originally executed by Borrower, Lender and Depositary Bank, as the same may be supplemented, amended, modified, consolidated, extended, refinanced, substituted, replaced, renewed and/or restated from time to time.

"**Make Whole Amount**" means an amount equal to (i) interest due on the Loan Amount for the first twelve (12) months, less (ii) the sum of the aggregate amount of regular monthly non-default interest that has accrued and been paid as of the date the Loan is paid in full.

"**Management Agreement**" shall mean that certain Management Agreement between Borrower and Property Manager dated October 1, 2024, as the same may be supplemented, amended, modified, and/or restated from time to time in accordance with this Agreement.

"**Material Action**" shall mean, as to any Person, an action to file any insolvency, or reorganization case or proceeding, to institute proceedings to have such Person be adjudicated bankrupt or insolvent, to institute proceedings under any applicable insolvency law, to seek any relief under any law relating to relief from debts or the protection of debtors, to consent to the filing or institution of bankruptcy or insolvency proceedings against such Person, to file a petition seeking, or consent to, reorganization or relief with respect to such Person under any applicable federal or state law relating to bankruptcy or insolvency, to seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian, or any similar official of or for such Person or a substantial part of its property, to make any assignment for the benefit of creditors of such Person, to admit in writing such Person's inability to pay its debts generally as they become due (unless such admission is true), or to take action in furtherance of any of the foregoing.

"**Material Adverse Effect**" or "**Material Adverse Change**" means a material adverse effect upon or a material adverse change in (i) the business affairs, operations or the financial condition of Borrower or Guarantor as a whole or (ii) the ability of Borrower or Guarantor as a whole to perform its or his or her material contractual obligations under any Loan Document to which it or he or she is a party, or (iii) the validity or priority of the Lien of the Mortgage or the validity or enforceability of this Agreement or any of the other Loan Documents or any of the material rights, remedies or options of Lender hereunder or thereunder or (iv) the Project or the other collateral for the Loan or a material portion or component thereof (including the value or marketability thereof).

"**Maturity Date**" means the earlier of (a) the Scheduled Maturity Date, subject to extension as provided in **Section 2.11**, or (b) any earlier date on which the entire Loan is required to be paid in full, by acceleration or otherwise, under this Agreement or any of the other Loan Documents.

"**Member**" has the meaning assigned in **Section 8.14(a)**.

"**Moody's**" means Moody's Investors Services, Inc., and its successors in interest.

"**Mortgage**" means the Deed of Trust, Assignment of Rents and Leases, Security Agreement and Fixture Filing dated as of the date hereof, as originally executed by Borrower for the benefit of Lender, covering and creating a first lien on the Project, as the same may be supplemented, amended, modified, consolidated, extended, substituted, replaced, renewed and/or restated from time to time.

"**Multiemployer Plan**" means an Employee Benefit Plan maintained pursuant to a collective bargaining agreement or any other arrangement to which any Loan Party or any member of the Controlled Group is a party to which more than one employer is obligated to make contributions and which otherwise is a "multiemployer plan" as defined in Section 3(37) of ERISA.

"**Net Cash Flow**" means, for any period, the amount by which Operating Revenues exceed the sum of (a) Operating Expenses, (b) Debt Service, and (c) any actual payment into impounds, escrows, or Reserve Funds required by Lender.

"**Net Operating Income**" means the amount by which Operating Revenues exceed Operating Expenses.

"**No Further Action Determination**" means a written determination from applicable Governmental Authority that is satisfactory to Lender stating that the Project, and all portions thereof, complies with Unrestricted Use Standards and that no further Remediation or any condition, restriction, limitation or control of any kind is required for unrestricted use of the Project.

"**Note(s)**" means the Promissory Note dated as of the date hereof from Borrower payable to Lender evidencing the Loan, as originally executed, and any substitute promissory note(s) executed by Borrower pursuant to **Section 8.15**, all as the same may be issued, supplemented, amended, modified, consolidated, extended, refinanced, substituted, replaced, renewed and/or restated from time to time.

"**Notice Date**" has the meaning assigned in **Section 2.11(a)**.

"**Obligations**" means all loans, advances, debts, liabilities and obligations for monetary amounts (whether such amounts are liquidated or determinable) owing by Borrower to Lender, and all present or future covenants and duties of Borrower regarding such amounts, of any kind or nature, whether evidenced by any note, agreement or other instrument, arising under this Agreement or any of the other Loan Documents. This term includes all interest, charges, expenses, reasonable attorneys' fees and any other sum chargeable to Borrower under any of the Loan Documents.

"**OECD**" means the Organization for Economic Cooperation and Development or any successor organization.

"**OFAC**" means the U.S. Department of the Treasury's Office of Foreign Assets Control.

"**Operating Account**" has the meaning assigned in **Section 2.9**.

"**Operating Expenses**" means, for any period as reasonably estimated by Lender, all reasonable and necessary recurring expenses of operating the Project in the ordinary course of business and which are directly associated with and fairly allocable to the Project for the applicable period, including ad valorem real estate taxes and assessments, insurance premiums, maintenance costs, management fees and costs, accounting, legal, and other professional fees, and other expenses incurred by Lender and reimbursed by Borrower under this Agreement and the other Loan Documents (in each case, except to the extent the same are paid directly by the Existing Tenant pursuant to the Existing Tenant Lease), and wages, salaries, and personnel expenses, but excluding Debt Service, capital expenditures, deposits to Reserve Funds, any payment or expense that is non-recurring or for which Borrower was or is to be reimbursed from proceeds of the Loan or insurance or by any third party (including without limitation, any tenant), and any non-cash charges such as depreciation and amortization. Any management fee or other expense payable to Borrower or to an Affiliate of Borrower shall be included as an Operating Expense only with Lender's prior approval, provided that the management fee set forth in the property management agreement between Borrower and Property Manager in effect as of Closing is deemed approved by Lender. Operating Expenses shall not include federal, state or local income taxes or legal and other professional fees unrelated to the operation of the Project.

"**Operating Revenues**" means, for any period as reasonably estimated by Lender, all recurring revenues of Borrower from operation of the Project or otherwise arising in respect of the Project after the date hereof which are properly allocable to the Project for the applicable period, including reimbursements from tenants, receipts from Leases and parking agreements, license and concession fees and charges and other miscellaneous operating revenues, proceeds from rental or business interruption insurance, any sum received or receivable from any deposit held as security for performance of a tenant's obligation, any other moneys paid or payable in respect of any display or advertising at the Project including any fixture or fitting at the Project for display or advertisement, but excluding tenant security or other deposits until they are forfeited by the depositor, advance rentals until they are earned, disbursements from Reserve Funds, extraordinary or non-recurring income (including without limitation, lease termination payments), and proceeds from a sale or other disposition.

"**Order**" means any order, directive, instruction, demand, written request for information, writ, judgment, decree, settlement agreement, stipulation, determination, injunction, arbitral decision or award entered or issued by or with any Governmental Authority.

"**Other Connection Taxes**" means with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in the Loan or the Loan Document).

"**Other Taxes**" means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement, filing, recordation or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to **paragraph (h)** of **Schedule 2.5**).

"**Patriot Act**" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 and the regulations promulgated thereunder, as each of the same may be amended, modified, replaced and/or supplemented from time to time.

"**Payment Date**" has the meaning assigned in **Section 2.3(a)**.

"**Pension Plan**" means an employee pension benefit plan within the meaning of Section 3(2) of ERISA (other than a Multiemployer Plan) that is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code and as to which any Loan Party or any member of the Controlled Group may have any liability.

"**Permitted Debt**" means (a) the Loan and any other Debt in favor Lender; (b) liens in favor of a depository bank under Section 4-210 of the Uniform Commercial Code on items in the course of collection or arising as a matter of law (including the right of set-off) arising in the ordinary course of business in connection with the maintenance of deposit accounts; (c) property taxes not yet due and delinquent or being contests in accordance with this Agreement; and (d) customary trade payables which are payable, and shall be paid, within thirty (30) days of when invoiced and do not exceed, in the aggregate, two percent (2.0%) of the Principal Balance

"**Permitted Hazardous Materials**" means Hazardous Materials (a) in such quantities and for such uses and in storage containers or packaging that are reasonably and customarily used by individual consumers or necessary and appropriate for operation of passenger vehicles or for the ordinary operation and maintenance of a building or other improvements of a type, use and size similar to those at the Project or packaged products for routine household or commercial cleaning, maintenance or office purposes, and (b) required to operate, repair and maintain the Project for Life Science Uses, including, without limitation, those used by Existing Tenant as permitted by the Existing Tenant Lease provided that such storage, use and handling of Hazardous Materials complies with all applicable Laws, including Environmental Laws.

"**Permitted Transfer**" means (a) leasing of space within the Project, so long as Borrower complies with the provisions of the Loan Documents relating to such leasing activity; (b) a Transfer by devise or descent or by operation of law upon the death of an individual having a legal or beneficial ownership or economic interest in Borrower; (c) an Above the Fund Transfer; or (d) any other Transfer, in one or a series of transactions, of the direct or indirect stock, partnership interests or membership interests, as applicable, in Borrower, or any Person having a direct or indirect legal or beneficial ownership or economic interest in Borrower, so long as, at all times during the term of the Loan, both of the following shall be satisfied: (i) Instil Bio, Inc., a Delaware corporation, or its successor by merger or consolidation or a sale of all or substantially all of its assets owns, directly or indirectly, at least fifty-one percent (51%) of the voting and beneficial ownership interests in Borrower and, if Borrower is a limited partnership or limited liability company, in Borrower's general partner, sole member or managing member, as applicable, and (ii) Instil Bio, Inc., a Delaware corporation, or its successor by merger or consolidation or a sale of all or substantially all of its assets shall maintain the day to day control and management of Borrower and Borrower's general partner, sole member or managing member (if such sole member is not Instil Bio, Inc.).

"**Person**" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, trustee, estate, limited liability company, unincorporated organization, citizen group, real estate investment trust, Governmental Authority, or any other form of entity.

"**Pledge of Accounts**" means that certain Pledge of Accounts dated as of the date hereof, as originally executed by Borrower in favor of Lender, as the same may be supplemented, amended, modified, consolidated, extended, substituted, replaced, renewed and/or restated from time to time.

"**PML**" has the meaning assigned in **Section 3.1(a)(vi)**.

"**Potential Default**" means the occurrence of any event or condition which, with the giving of notice, the passage of time, or both, could reasonably be expected to constitute an Event of Default.

"**Prepayment Date**" has the date of prepayment.

"**Prepayment Fee**" has the meaning assigned in **Section 2.3(d)**.

"**Principal Balance**" means the outstanding principal balance of the Note from time to time.

"**Prohibited Person**" means any Person: (a) listed in the Annex to, or that fails to comply with the provisions of, the Executive Order; (b) that is owned or controlled by, or acting for or on behalf of, any person or entity that is listed in the Annex to, or that otherwise fails to comply with the provisions of, the Executive Order; (c) with whom Lender is prohibited from dealing; (d) that is otherwise engaging in any transaction in violation of any terrorism or money laundering Legal Requirements, including, without limitation, the Executive Order and the Patriot Act; (e) that commits, threatens or conspires to commit, or supports, "terrorism," as such term is defined in the Executive Order or the Patriot Act; (f) that is named as a "specially designated national and blocked person" on the most current list published by OFAC at its official website or at any replacement website or other replacement official publication of such list; or (g) that is an Affiliate of a Person listed above.

"**Project**" means the real property described in **Exhibit A**, all improvements now or hereafter located thereon, including without limitation, known as the AstraZeneca Life Science Campus located at 18408-18412 W. Oxnard Street, Tarzana, California and all related facilities, amenities, fixtures, and personal property owned by Borrower.

"**Property Manager**" means CBRE, Inc., a Delaware corporation.

"**Public Official**" means any officer or employee of a government or any government department or agency; any person in an official capacity for or on behalf of a government or any government department or agency; any officer or employee of a government investment vehicle owned or funded by a government, including but not limited to currency reserve funds, government-employee pension funds, and sovereign wealth funds; any officer or employee of a company or business that is 25% or more owned or controlled by a government agency (even is such agency is not considered a public official under local law); any officer or employee of a public international organization, such as the World Bank or the United Nations; any officer or employee of a political party or any person acting in an official capacity on behalf of a political party; any candidate for political office.

"**RCRA**" has the meaning assigned in **Section 4.3**.

"**Recipient**" means Lender and its successors and/or assigns in interest under the Loan Documents.

"**Recourse Indemnity**" means each Recourse Indemnity Agreement now or hereafter executed by Guarantor to and in favor of Lender, as the same may be supplemented, amended, modified, consolidated, extended, substituted, replaced, renewed and/or restated from time to time.

"**Redirection Notice**" means a written notice from Lender to Depositary Bank whereby Lender is able to take control of the Lockbox Account and Borrower shall not have a right of withdrawal from the Lockbox Account.

"**Release**" means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, dispersing, depositing, escaping, leaching, migrating, disposing, or dumping, whether intentional or unintentional, foreseen or unforeseen. The term also includes abandoning or discarding of barrels, underground storage tanks, above ground storage tanks, containers, drums, or other receptacles containing or previously containing Hazardous Materials, except as required for the use of Permitted Hazardous Materials necessary for Life Sciences Uses in the ordinary course and in compliance with all applicable Environmental Laws. Lender acknowledges that the Project contains a 4,033 gallon diesel fuel tank and that storage tanks for Permitted Hazardous Materials are used for Life Science Uses and that the use of such storage tanks (provided such storage tanks do not exceed a commercially reasonable volume taking into account permitted Life Sciences Uses without the consent of Lender) in the ordinary course in compliance with Environmental Laws does not constitute a "Release" as used herein.

"**Remediate**" or "**Remediation**" means any and all actions to identify, test, study, investigate, contain, characterize, reduce, mitigate, clean up, monitor, remove, excavate, abate, remediate, transport, recycle, treat, dispose or otherwise manage any Hazardous Materials in the Environment or inside any structure in order to identify, prevent, mitigate or eliminate harm or potential harm to human health or the Environment from Hazardous Materials and/or to comply with Environmental Laws, Unrestricted Use Standards or any Order or respond to any Environmental Claim.

"**Remediation Costs**" means all costs of any kind or nature incurred in connection with Remediation, including laboratory, consultant, contractor and engineering fees; taxes, fines, penalties and assessments; transportation, treatment, recycling, disposal and landfill charges and fees; costs of constructing and maintaining engineering controls; and oversight costs, response costs, recording fees, assessments and other charges by Governmental Authority in connection with a Remediation.

"**Regulation D**" has the meaning assigned in the definition of Reserve Requirement.

"**Requirements**" has the meaning assigned in **Section 8.13**.

"**Reserve Funds**" means, collectively, the Leasing Reserve, the Existing Tenant Reserve, the Tax and Insurance Escrow Fund, the Excess Cash Flow Reserve Fund, and any other escrow fund or impound now or hereafter established pursuant to the Loan Documents; "**Reserve Fund**" means any one of them.

"**Reserve Requirement**" means, for any day, the highest reserve percentage (expressed as a decimal) from time to time established by (x) the Council Regulation established by the European Central Bank, as revised from time to time, or (y) the Board of Governors of the U.S. Federal Reserve System or (z) any other banking authority to which any Lender is now or hereafter subject, including, without limitation, any (i) reserve on Eurocurrency Liabilities as defined in Regulation D of the Board of Governors of the U.S. Federal Reserve System (as the same may be amended, modified, replaced and/or supplemented from time to time, "Regulation D") at the ratios provided in such Regulation D from time to time, and (ii) any marginal, supplemental or emergency reserves.

"**Risk-Based Capital Guidelines**" has the meaning assigned in **paragraph (f)** of **Schedule 2.5**.

"**S&P**" means S&P Global Ratings, a division of The McGraw Hill Companies, Inc., and its successors in interest.

"**Sanctioned Country**" means any country or jurisdiction who is, or whose government or government-owned entity is the subject of Sanctions which countries include the Crimea region (formerly Ukraine), Cuba, Iran, North Korea and Syria.

"**Sanctioned Party**" means, at any time, any Person, including any entity that is 50% or more owned or controlled, either directly or indirectly, by any Person who is (a) the subject of Sanctions, or (b) located in or resident of a Sanctioned Country.

"**Sanctions**" means sanctions laws, regulations and executive orders administered and enforced by the United States (including OFAC and the U.S. Department of State), the United Nations, the European Union, Her Majesty's Treasury-UK, or any locally applicable sanctions regime, as each of the same may be amended, modified, replaced and/or supplemented from time to time.

"**Scheduled Maturity Date**" means January 10, 2027, provided, that if such day is not a Business Day, then the immediately preceding Business Day.

"**Secondary Market Transaction**" has the meaning assigned in **Section 8.15(a)**.

"**Servicer**" has the meaning provided in **Section 8.15(d)**.

"**Servicing Agreement**" has the meaning provided in **Section 8.15(d)**.

"**Single Purpose Entity**" has the meaning assigned in **Section 8.14(a)**.

"**Site Assessment**" means an environmental engineering report for the Project prepared by a professional engineer or other qualified environmental professional engaged by Lender (or, at Lender's direction, by Borrower with a consultant and scope of work approved by Lender), at Borrower's expense, and in accordance with any then-applicable ASTM standard or Legal Requirement and any additional or different requirements or scope of work provided by Lender to Borrower, documenting an investigation (which may, if directed by Lender, include testing of soil, groundwater, sediment, surface water, building materials or other environmental media) concerning (i) the actual, suspected or potential existence, Release of or exposure to, Hazardous Materials at the Project, or (ii) compliance of the Project or operations thereon with Environmental Laws, or (iii) compliance of the Environment and structures at the Project with Unrestricted Use Standards, or (iv) the Release or threatened Release of any Hazardous Materials at or in connection with the Project, in each case (i) through (iv) consistent with good customary and commercial practice. The Site Assessments provided to Lender as of the date hereof are identified on **Schedule 4.1(a)**.

"**Special Member**" has the meaning assigned in **Section 8.14(a)**.

"**State**" means, unless the context otherwise indicates, the state where the Project is located.

"**Subsidiary**" means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture, or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees, or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; provided, that in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a "qualifying share" of the former Person shall be deemed to be outstanding.

"**Tax and Insurance Escrow Account**" has the meaning assigned in **Section 2.6(d)**.

"**Tax and Insurance Escrow Fund**" has the meaning assigned in **Section 2.6(d)**.

"**Tax Requirements**" means, collectively, all foreign, domestic, federal, state, local and municipal laws, statutes, codes, ordinances, rules, rulings, orders, judgments, decrees, injunctions, arbitral decisions, regulations, authorizations, determinations, directives and any other requirements of all Taxing Authorities, including, without limitation, FATCA, whether now or hereafter in force (whether or not the same may be valid).

"**Taxes**" means any and all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Taxing Authority, including any interest, additions to tax or penalties applicable thereto.

"**Taxing Authority**" means the U.S. government or the government of any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including, without limitation, any supra-national bodies such as the European Union or the European Central Bank, if applicable).

"**Title Policy**" means the ALTA Loan Policy issued to Lender in connection with the Loan in accordance with the Lender's written instructions, as amended, modified and/or endorsed from time to time in accordance with Lender's written instructions.

"**Transfer**" means (a) the sale, transfer, conveyance, grant, mortgage, pledge, hypothecation, lease, license, declaration of trust, assignment or other disposal of a legal or beneficial ownership or economic interest in (i) the Project, (ii) Borrower, (iii) any general partner, manager or sole or managing member of Borrower, and (iv) any voting stock in Borrower, and (b) any Division with allocation of any of the collateral for the Loan to any Person or series; "Transfer" shall not include the leasing of individual units within the Project so long as Borrower complies with the provisions of the Loan Documents relating to such leasing activity.

"**TSCA**" has the meaning assigned in **Section 4.3**.

"**Unrelated Claims**" has the meaning assigned in **Section 12.3(d)**.

"**Unrestricted Use Standards**" means regulations, guidelines, objectives, standards or other criteria with respect to Hazardous Materials established or used by Governmental Authority with jurisdiction over the Project that are applicable to and allow for unrestricted use of the Project (subject to generally applicable legal requirements, including, without limitation, zoning laws and building codes) and any structure, soil or groundwater thereat or migrating therefrom, without the need for or subjecting the Project to any controls, such as legal, institutional or engineering controls or any other condition, restriction, control or requirement (other than controls and restrictions of general applicability, such as stormwater controls).

"**U.S.**" means The United States of America.

"**U.S. Lender**" has the meaning assigned in **paragraph (a)(iii)** of **Schedule 2.5**.

"**Withholding Agent**" means any Loan Party and Lender.

"**Withholding Taxes**" means any and all Taxes collected by withholding or deduction.

Section 1.2 **Principles of Construction**. All references to sections and schedules are to sections and schedules in or to this Agreement unless otherwise specified. Unless otherwise specified, the words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise specified, all meanings attributed to defined terms herein shall be equally applicable to both the singular and plural forms of the terms so defined. When used in this Agreement, unless otherwise specified, the word "including" shall mean "including, but not limited to" and/or "including without limitation," the phrase "satisfactory to Lender" shall mean "in form and substance satisfactory to Lender in all respects," the phrase "with Lender's consent" or "with Lender's approval" shall mean such consent or approval at Lender's sole discretion, and the phrase "acceptable to Lender" shall mean "acceptable to Lender at Lender's sole discretion" and the phrase "at the Project" or "on the Project" shall mean "at, on, in, under, emanating to, emanating from or about the Project or any structure or other improvement thereon."

ARTICLE 2

LOAN TERMS

Section 2.1 **The Loan**. Lender agrees, on the terms and conditions set forth in this Agreement, to make a loan to Borrower in the principal amount of EIGHTY-FIVE MILLION SIX HUNDRED THOUSAND DOLLARS ($85,600,000.00) (the "**Loan Amount**"), all of which is being disbursed to or at the direction of Borrower on the date hereof, as provided for in this Agreement. The Loan is not a revolving

facility and in no event shall Borrower have the right to re-borrow any amount repaid or prepaid under this Agreement.

Section 2.2 **Interest Rate; Late Charge; Default Rate**.

(a) The Principal Balance of the Loan (including any amounts added to principal under the Loan Documents) shall bear interest at the Contract Rate. Interest on the Principal Balance shall be computed on the basis of the actual number of days elapsed in the period during which interest or fees accrue and a year of three hundred sixty (360) days. In computing interest on the Loan, the date of the making of a disbursement under the Loan shall be included and the date of payment shall be excluded.

(b) In addition to the payments required under this **Section 2.2**, if Borrower fails to pay any installment of interest or principal on the date on which the same is due, Borrower shall pay to Lender a late charge on such past-due amount, as liquidated damages and not as a penalty, equal to five percent (5%) of such amount, but not in excess of the maximum amount of interest allowed by applicable Legal Requirements. These charges shall be paid to defray the expenses incurred by Lender in handling and processing such delinquent payment(s) and to compensate Lender for the loss of the use of such funds. These charges shall be secured by the Loan Documents.

(c) In addition to the payments required under this **Section 2.2**, while an Event of Default exists, the Loan shall bear interest at the Default Rate.

Section 2.3 **Terms of Payment**. Borrower hereby covenants to punctually (i) pay the Loan and the other Obligations, in immediately available funds, as provided herein, in the Note and in the other Loan Documents and (ii) perform the Obligations. Without limiting the foregoing, the Loan shall be payable as follows:

(a) Interest. Borrower shall pay Lender interest in accordance with the terms of the Note and this Agreement. Interest on the Principal Balance of the Loan shall accrue from and after the date hereof until the Obligations are indefeasibly paid in full. On the date hereof, Borrower shall pay interest in advance for the period commencing on the date hereof and ending January 9, 2025 (the "**Stub Interest**"). Commencing on February 10, 2025 and continuing thereafter, Borrower shall pay interest in arrears on the tenth (10th) day of each month (each a "**Payment Date**") until the Obligations are indefeasibly paid in full.

(b) Reserved.

(c) Maturity. On the Maturity Date, Borrower shall pay to Lender all outstanding principal, accrued and unpaid interest, and any other outstanding Obligations.

(d) Prepayment. For any Prepayment Date occurring on or prior to December 20, 2025, upon not less than thirty (30) days prior notice to Lender, Borrower may prepay the Loan and any other amounts then due and payable under this Agreement and other Loan Documents in whole but not in part, upon payment of a prepayment fee (the "**Prepayment Fee**") equal to the Make Whole Amount. Thereafter, upon not less than thirty (30) days' prior notice to Lender, Borrower may prepay the Loan and any other amounts then due and payable under this Agreement and other Loan Documents in whole but not in part (except as expressly provided in this Agreement), without Prepayment Fee. The Prepayment Fee shall be due and payable upon any acceleration or prepayment of the Loan, whether voluntary, involuntary, as a result of, or otherwise in connection with, a Creditors' Rights Law proceeding or upon occurrence of an Event of Default, and Lender shall not be obligated to accept any prepayment unless it is accompanied by all accrued interest due under the Loan Documents and all other Obligations of Borrower due under the Loan Documents, together with an amount equal to the applicable Prepayment Fee. Such amounts may be applied by Lender in such order and priority as Lender shall determine. The parties hereto acknowledge and agree that the damages that Lender would suffer as a result of the Loan being prepaid are difficult or impossible to ascertain and, therefore, agree that the aforesaid Prepayment Fee is a reasonable approximation of such damages and does not constitute a penalty. Lender is not obligated hereunder or under any of the other Loan Documents to re-advance to Borrower any sums prepaid by Borrower, whether prepaid voluntarily or involuntarily. A prepayment notice may be revoked by written notice of revocation to Lender on or prior to the date of prepayment specified in any such prepayment notice; *provided that* Borrower shall pay Lender promptly after demand for all of Lender's out-of-pocket costs and expenses (including reasonable fees and disbursements of Lender's counsel) incurred in connection with such anticipated prepayment. Notwithstanding anything to the contrary herein, at no time shall a Prepayment Fee be due and payable in connection with a prepayment which results from application of proceeds of any casualty insurance or compensation received pursuant to **Section 3.2** or **Section 3.3** hereof.

(e)   Application of Payments. All payments received by Lender under the Loan Documents shall be applied: first, to any previously billed fees and expenses due hereunder to Lender under the Loan Documents (including, without limitation, any fees due to the Servicer in accordance with **Section 8.15(d)** and the customary and reasonable third party cash management servicing fees associated with establishment and/or administration of the Cash Management Account (or any sub-account thereof)); second, to any other fees and expenses due to Lender under the Loan Documents; third, to the payment of protective advances; fourth, to any Default Rate interest and late charges; fifth, to accrued and unpaid interest at the Contract Rate; and sixth, to the Principal Balance and other amounts due under the Loan Documents. Notwithstanding the foregoing, while an Event of Default exists, Lender may apply payments in such order and manner as Lender elects in its sole discretion.

(f)   Set-Off. Subject to the terms and conditions of **Section 2.5**, all payments of the Obligations shall be made, without set-off, deduction, or counterclaim, in immediately available funds by wire transfer to Lender's account set forth in the Note or to such other account(s) or location(s) as Lender may, from time to time, designate upon notice to Borrower.

Section 2.4   **Security**. The Loan shall be evidenced, secured and supported by the following, all dated as of the date hereof (except as otherwise noted below) (collectively, with any amendments, supplements, restatements, consolidations, extensions, modifications, renewals, substitutions and replacements thereto from time to time, the "**Loan Documents**"):

(i)   this Agreement;

(ii)   the Note;

(iii)   the Mortgage;

(iv)   the Assignment of Rents and Leases;

(v)   the Assignment of Management Agreement;

(vi)   the Collateral Assignment;

(vii)   the Pledge of Accounts;

(viii) the Lockbox Account DACA;

(ix)   each Cash Management Agreement (if any);

(x)   the Recourse Indemnity;

(xi)   the Indemnity Agreement;

(xii)   the Fee Agreement;

(xiii)   the financing statements referred to in the Mortgage; and

(xiv)   such other assignments, pledges, documents and agreements as Lender may reasonably require as of the date hereof and/or pursuant to <u>Section 8.9</u> of this Agreement.

Section 2.5   **<u>Withholding Taxes; Changes In Legal Requirements; Market Disruption; EEA Financial Institution</u>**. Borrower and Lender shall be bound by the provisions of **<u>Schedule 2.5</u>** of this Agreement; provided that (a) if Lender is a U.S. Lender, no provisions relating to Non-U.S. Lenders shall apply, and (b) at any time while Lender is not an EEA Financial Institution, the provisions of **<u>Schedule 2.5(i)</u>** shall not apply.

Section 2.6   **<u>Reserve Funds</u>**. Borrower shall deposit with Lender such amounts as are required under this **<u>Section 2.6</u>** from the Leasing Reserve, the Existing Tenant Reserve, the Tax and Insurance Escrow Fund, and the Excess Cash Flow Reserve Fund on the terms and conditions of this **<u>Section 2.6</u>** and the other terms and conditions of this Agreement.

(a)   <u>Reserved</u>.

(b)   <u>Leasing Reserve</u>. Borrower shall establish and fund the Leasing Reserve and shall have the right to request disbursements from the Leasing Reserve in accordance with **<u>Schedule 2.6(b)</u>**.

(c)   <u>Reserved</u>.

(d)   <u>Tax and Insurance Escrow Fund</u>. Borrower shall pay to Lender (i) on the date hereof an initial deposit in the amount of $173,746.65 and (ii) on each Payment Date thereafter (a) one twelfth (1/12th) of the Taxes that Lender estimates will be payable with respect to the Project during the next ensuing twelve (12) months in order to accumulate with Lender sufficient funds to pay all such Taxes at least thirty (30) days prior to their respective due dates, and (b) unless the Project is covered under a blanket policy of insurance meeting the requirements of Section 3.1 of this Agreement, one twelfth (1/12th) of the insurance premiums that Lender estimates will be payable for the renewal of the coverage afforded by the policies of insurance required pursuant to **<u>Article 3</u>** hereof upon the expiration thereof in order to accumulate with Lender sufficient funds to pay all such insurance premiums at least thirty (30) days prior to the expiration of such policies of insurance (said amounts in (i) and (ii) above hereinafter called the "**<u>Tax and Insurance Escrow Fund</u>**" and the account in which such amounts are held shall hereinafter be referred to as Borrower's "**<u>Tax and Insurance Escrow Account</u>**"). Provided no Potential Default or Event of Default exists, Lender will apply funds in the Tax and Insurance Escrow Fund to payments of Taxes and insurance premiums required to be made by Borrower pursuant to the terms and conditions of this Agreement and the Mortgage. Borrower shall be responsible for ensuring the receipt by Lender, at least thirty (30) days prior to the respective due date for payment thereof, of all bills, invoices and statements for all Taxes and insurance premiums to be paid from the Tax and Insurance Escrow Fund, and so long as no Potential Default and no Event of Default has occurred, Lender shall pay the governmental authority or other party entitled thereto directly to the extent funds are available for such purpose in the Tax and Insurance Escrow Fund. In making any payment relating to the Tax and Insurance Escrow Fund, Lender may do so according to any bill, statement or estimate procured from the appropriate public office (with respect to Taxes) or insurer or agent (with respect to insurance premiums), without inquiry into the accuracy of such bill, statement or estimate or into the validity of any tax, assessment, sale, forfeiture, tax Lien or title or claim thereof. If the amount of the Tax and Insurance Escrow Fund shall exceed the amounts due for Taxes and insurance premiums, Lender may, in its sole discretion and only while no Event of Default exists, return any excess to Borrower or credit such excess against future payments to be made to the Tax and Insurance Escrow Fund. Any amount remaining in the Tax and Insurance Escrow Fund after the Obligations have been satisfied in full shall be returned to Borrower. If at any time Lender reasonably determines that the Tax and Insurance Escrow Fund is not or will not be sufficient to pay Taxes and insurance premiums by the dates set forth in (i) and (ii) above, Lender shall notify Borrower of such determination and Borrower shall increase its monthly payments to Lender by the amount that Lender estimates is sufficient to make up the deficiency at least thirty (30) days prior to the due date of the Taxes and/or thirty (30) days prior to expiration of the applicable insurance policies, as the case may be.

(e)   Existing Tenant Reserve. Borrower shall establish and fund the Existing Tenant Reserve and shall have the right to request disbursements from the Existing Tenant Reserve in accordance with **Schedule 2.6(e)**.

(f)   Excess Cash Flow Reserve Fund. During the continuance of a Cash Sweep Period, Borrower shall deposit or cause to be deposited in the Cash Management Account all proceeds from the Project, which shall be held by Lender as additional security for the Loan and amounts so held shall, together with all deposits by Lender pursuant to the last paragraph of **Schedule 2.9(b)**, be hereinafter referred to as the "**Excess Cash Flow Reserve Fund**" and the account to which such amounts are held shall hereinafter be referred to as the "**Excess Cash Flow Reserve Account**". Upon the occurrence of a Cash Sweep Cure Event, provided no Event of Default or Cash Sweep Period exists for any other reason, Lender shall, at Borrower's written request, promptly deliver to Borrower all amounts on deposit in the Excess Cash Flow Reserve Account.

(g)   Reserve Funds Generally.

(i)   Borrower grants to Lender a continuing, first-priority perfected security interest in each of the Reserve Funds and (A) any and all monies now or hereafter deposited in each Reserve Fund, (B) the accounts into which the Reserve Funds have been deposited, (C) all insurance of said accounts, (D) all accounts, contract rights and general intangibles or other rights and interests pertaining thereto, (E) all sums now or hereafter therein or represented thereby, (F) all replacements, substitutions or proceeds thereof, (G) all instruments and documents now or hereafter evidencing the Reserve Funds or such accounts, (H) all powers, options, rights, privileges and immunities pertaining to the Reserve Funds (including the right to make withdrawals therefrom), and (I) all proceeds of the foregoing as additional security for the Obligations. Until expended or applied in accordance herewith, the Reserve Funds shall constitute additional security for the Obligations. While an Event of Default exists, Lender may, in addition to any and all other rights and remedies available to Lender, apply any sums then present in any or all of the Reserve Funds to the payment of the Obligations in any order in its sole discretion. The Reserve Funds shall not constitute trust funds and may be commingled with other monies held by Lender.

(ii)   Borrower shall not, without obtaining the prior consent of Lender, further pledge, assign or grant any security interest in any Reserve Fund or the monies deposited therein or permit any Lien or encumbrance to attach thereto (other than Permitted Debt), or any levy to be made thereon, or any UCC-1 Financing Statements, except those naming Lender as the secured party, to be filed with respect thereto.

(iii)   Any interest or other earnings on a Reserve Fund shall be added to and become a part of such Reserve Fund and shall be disbursed in the same manner as other monies deposited in such Reserve Fund. Borrower shall be responsible for payment of any federal, state or local income or other tax applicable to the interest or income earned on the Reserve Funds.

(iv)   Borrower shall indemnify Lender and hold Lender harmless from and against any and all actions, suits, claims, demands, liabilities, losses, damages, obligations and costs and expenses (including litigation costs and reasonable attorney's fees and expenses) arising from or in any way connected with the Reserve Funds or the performance of the obligations for which the Reserve Funds were established, except to the extent that such loss or damage results from Lender's gross negligence or willful misconduct. Borrower shall assign to Lender all rights and claims Borrower may have against all Persons supplying labor, materials or other services which are to be paid from or secured by the Reserve Funds; *provided*, *however*, that Lender may not pursue any such right or claim unless an Event of Default exists.

(v)   Lender shall not have any duty as to any Reserve Fund in its possession or control as agent therefor or bailee thereof or any income thereon or the preservation of rights against any person or otherwise with respect thereto. In no event shall Lender, or its affiliates, agents, employees or bailees be liable or responsible for any loss or damage to any Reserve Fund, or for any diminution in value thereof, by any reason of the acts or omissions of Lender, except to the extent that such loss or damage results from Lender's gross negligence or willful misconduct.

Section 2.7   **Reserved**.

Section 2.8   **Use of Proceeds**. Borrower shall use the proceeds of the Loan solely to (a) refinance the Project, (b) pay Operating Expenses and other charges with respect to the Project in compliance with this Agreement, (c) make deposits into the Reserve Funds in the amounts provided herein, (d) pay costs and expenses incurred in connection with the closing of the Loan, as approved by Lender, (e) fund any working capital requirements of the Project in compliance with this Agreement, and (f) distribute the balance, if any, to Borrower, all subject to **Section 2.9**, **Section 8.23** and the other terms and conditions of this Agreement.

Section 2.9   **Cash Management**.

(a)   Borrower's lockbox account (the "**Lockbox Account**") is held at Depositary Bank. Borrower has (i) entered into the Pledge of Accounts pursuant to which Borrower's rights in and to the Lockbox Account are pledged to Lender, subject to the rights of tenants with respect to their respective security deposits held in the Lockbox Account and (ii) entered into the Lockbox Account DACA with Lender and Depositary Bank. Provided no Event of Default or other Cash Sweep Trigger (as defined below) exists, funds in the Lockbox Account will be remitted to an account designated by Borrower at the end of each Business Day (the "**Operating Account**"). If (A) an Event of Default exists or (B) a Go Dark Event occurs (each, a "**Cash Sweep Trigger**"), Lender shall have the right to issue a Redirection Notice and immediately thereafter take control of the Lockbox Account, thereby suspending Borrower's access to and right of withdrawal from the Lockbox Account. Upon issuing a Redirection Notice, Lender shall, pursuant to the Lockbox Account DACA, cause Depositary Bank to sweep funds from the Lockbox Account to (x) prior to the opening of an account with the Cash Management Bank (the "**Cash Management Account**") and, if needed, execution of a Cash Management Agreement, an account designated by Lender in its sole discretion, and (y) after the opening of the Cash Management Account and, if needed, the execution of a Cash Management Agreement, the Cash Management Account. In addition, promptly following Lender's request, Borrower shall enter into a Cash Management Agreement with Lender and Cash Management Bank and deliver to Lender such opinion(s) of counsel as Lender may reasonably request regarding such Cash Management Agreement.

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(b)   Subject to **Section 2.9(e)**, while an Event of Default or Cash Sweep Trigger exits, the application and/or disbursements of funds from the Cash Management Account shall be made in accordance with **Schedule 2.9(b)**.

(c)   Notwithstanding anything set forth herein, it is Borrower's responsibility to ensure that there are sufficient funds available in the Cash Management Account to satisfy the payments provided for in **Schedule 2.9(b)**, and if on any payment date such funds have not accumulated in the Cash Management Account during the relevant accrual period, Borrower shall within three (3) Business Days of Lender's or Servicer's request therefor, pay to Lender such amounts as are necessary to satisfy such obligations. No lack of funds in the Lockbox Account or the Cash Management Account shall excuse Borrower from complying with any of its obligations under the Loan Documents. Lender's maintenance and operation of the Lockbox Account or Cash Management Account is not a commitment by Lender and imposes no obligation on Lender to advance funds on Borrower's behalf to make the payments identified in **Section 2.9** or otherwise required under the Loan Documents (other than to the extent of the funds in the Cash Management Account as provided in **Schedule 2.9(b)**)).

(d)   Lender shall send a notice to Depositary Bank and return control of the Lockbox Account to Borrower and distribute any funds remaining in the Cash Management Account to Borrower provided that (A) (i) no Event of Default or Potential Default exists, and (ii) if the Cash Sweep Trigger arising from a Go Dark Event, a Go Dark Cure, or (B) Borrower indefeasibly pays and performs the Obligations in full (other than inchoate indemnity obligations) (either, a "**Cash Sweep Cure Event**").

(e)   While an Event of Default exists, Lender may apply any sums then held in the Lockbox Account or the Cash Management Account (other than funds held in the security deposit subaccount, if any) in accordance with **Section 2.3(e)** above. Until expended or applied, amounts held in the Lockbox Account or the Cash Management Account (other than funds held in any lease security deposit subaccount) shall constitute additional security for the Obligations.

(f)   Amounts held in the Lockbox Account or Cash Management Account pursuant to this **Section 2.9** shall not be used for any purpose other than as cash collateral providing additional security for the Obligations, unless otherwise expressly set forth in **Section 2.9(a)**, **Schedule 2.9(b)** or Lender otherwise agrees in writing.

(g)   None of Lender nor Servicer or Depositary Bank shall be liable for any acts, omissions, errors in judgment or mistakes of fact or law, including, without limitation, acts, omissions, errors or mistakes with respect to any Account, except for those arising as a result of Lender's and/or Servicer's gross negligence or willful misconduct. Without limiting the generality of the foregoing, except as otherwise expressly provided for herein or as required by applicable law, Lender and/or Servicer shall have no duty as to any account, as to ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any account, whether or not Lender and/or Servicer has or is deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve rights against any parties or any other right pertaining to any account. Lender and/or Servicer are hereby authorized by Borrower to act on any written instruction believed by Lender and/or Servicer in good faith to have been given or sent by Borrower.

(h)   All costs and expenses for establishing and maintaining the Accounts shall be paid by Borrower. Borrower shall and does hereby indemnify and hold the Lender, Servicer and their respective directors, officers, employees, attorneys, agents participants, successors and assigns harmless from and against any and all actions, suits, claims, demands, liabilities, losses, damages, obligations and costs and expenses (including litigation costs and reasonable attorneys' fees and expenses) arising from or in any way connected with any account or the performance of the obligations for which any account was established except to the extent the same arise directly by reason of the gross negligence or willful misconduct of Lender or Servicer.

(i)   Borrower does hereby pledge and grant a security interest to Lender in and to each Account and any other account of Borrower or the monies deposited therein. Borrower shall not, without obtaining the prior consent of Lender, further pledge, assign or grant any security interest in any Account, any other account of Borrower, or the monies deposited therein or permit any lien or encumbrance to attach thereto, or any levy to be made thereon, or any UCC-1 Financing Statements, except those naming Lender as the secured party, to be filed with respect thereto.

Section 2.10   **Loan Fee**. Contemporaneously herewith, in accordance with the terms of the Application, Borrower shall pay a fee (the "**Loan Fee**") in accordance with the Fee Agreement. The Loan Fee is fully earned and is non-refundable. The Loan Fee represents compensation for services rendered and to be rendered separate and apart from the lending of money or the provision of credit and does not constitute compensation for the use, detention or forbearance of money, and the obligation of Borrower to pay the Loan Fee shall be in addition to, and not in lieu of, the obligation of Borrower to pay interest and the other fees and expenses as described in this Agreement and the other Loan Documents. The Loan Fee shall be payable in immediately available funds.

Section 2.11   **Option to Extend Term of the Loan**. Borrower may extend the term of the Loan for up to one (1) year (the "**Extension Term**"), subject to and in accordance with the following terms and conditions (the "**Extension Conditions**"):

(a)   Borrower shall give written notice to Lender of Borrower's election to extend the term of the Loan not earlier than one hundred twenty (120) days and not later than thirty (30) days prior to the Scheduled Maturity Date (the "**Notice Date**");

(b)   On or before the Extension Date, Borrower shall pay to Lender a non-refundable fee (the "**Extension Fee**") on the Notice Date for the Extension Term equal to 0.35% of the Principal Balance; when paid, the Extension Fee shall be fully earned and non-refundable;

(c)   no Potential Default or Event of Default shall exist on either the Notice Date or the commencement date of the applicable Extension Term (each, an "**Extension Date**");

(d)   Each of Borrower and Guarantor shall reaffirm (i) all of the representations and warranties in the Loan Documents (except (A) to the extent such representations and warranties are made expressly with respect to the date hereof or (B) for any changes in facts or circumstances occurring since the date hereof that do not constitute a Potential Default or Event of Default or were not caused by the occurrence of a Potential Default or Event of Default and, in any event, do not result in a Material Adverse Effect), and (ii) their respective obligations under the Loan Documents;

(e)   Borrower shall pay all out-of-pocket costs and expenses of Lender incurred in connection with the extension of the term of the Loan, including without limitation, reasonable attorneys' fees;

(f)   as of the Scheduled Maturity Date there shall exist no material unrepaired damage (as reasonably determined by Lender) to the Project resulting from any casualty and no condemnation affecting the Project shall be pending or threatened unless (i) Borrower is diligently repairing such damage and (ii) Borrower shall complete such repairs not less than one hundred twenty (120) days prior to the end of the coming Extension Term;

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(g)   (1) as of the Notice Date, (i) the Debt Service Coverage Ratio (calculated for the trailing twelve (12) month period) of not less than 1.20: 1.0, and (ii) the Debt Yield (calculated for the trailing twelve (12) month period) of not less than 8.75%), and (2) on the Notice Date, Borrower shall deliver to Lender all necessary data used for such calculation; and

(h)   as of the Extension Date, Borrower shall have deposited with Lender such additional amounts, as reasonably determined by Lender to be necessary to fully replenish all Reserve Funds.

Provided that Borrower satisfies all of the foregoing conditions on or before the applicable dates stated above, the Maturity Date shall be extended for the relevant Extension Term upon all the terms and conditions set forth in the Loan Documents.

ARTICLE 3

INSURANCE, CONDEMNATION AND IMPOUNDS

Section 3.1   **Insurance**.   At all times during the term of this Agreement, Borrower shall maintain at its sole cost and expense, for the mutual benefit of Borrower and Lender, the insurance specified in this Section, and in such amounts with such maximum deductibles as Lender may reasonably require from time to time. Borrower shall maintain insurance for the benefit of Lender as follows:

(a)   <u>Casualty; Business Interruption.</u>

(i)   Property insurance against loss customarily included under so called "all risk" policies including flood, collapse, theft and earthquake, boiler and machinery, acts of terrorism, and such other insurable hazards as, under good insurance practices, from time to time are insured against for other property and buildings similar to the premises in nature, use, location, height and type of construction. Such insurance policy shall also insure the additional expense of demolition and increased cost of construction due to the enforcement of Legal Requirements regulating reconstruction at the time of rebuilding following a loss, which insurance for demolition and increased cost of construction may contain a sublimit of $3,000,000.00. The amount of such "all risk" insurance shall be not less than one hundred percent (100%) of the replacement cost value of the improvements. Each such insurance policy shall contain an agreed amount (coinsurance waiver) and replacement cost value endorsement and shall cover, without limitation, all tenant improvements and betterments, which Borrower is required to insure in accordance with any lease.

(ii)   If any portion of the improvements is located within an area designated as "flood prone" or a "special flood hazard area" (as defined under the regulations adopted under the National Flood Insurance Act of 1968 and the Flood Disaster Protection Act of 1973), flood insurance shall be provided, in an amount not less than the maximum limit of coverage available under the federal flood insurance plan with respect to the Project. Lender reserves the right to require flood insurance in excess of that available under the federal flood insurance plan. Should the available aggregate limits of flood insurance be eroded by losses so that the remaining limits available to pay losses are less than forty percent (40%) of the required limits, Borrower shall promptly purchase additional coverage to restore the available limit and aggregate limit to not less than eighty percent (80%) of the required amount of flood insurance. Amounts of flood insurance required by this paragraph (a)(ii) shall be solely for the protection of the improvements. If the amounts of flood insurance required by any ground lease, condominium declaration, reciprocal easement agreement, covenants, conditions and restrictions, or the like are greater than the amounts required herein, then Borrower shall maintain such higher amounts of flood insurance. If the flood

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insurance and associated aggregate limits are shared among other locations, then the risks associated with other locations also insured in the same policy shall be taken into consideration in determining the amount of flood insurance to be provided herein.

(iii) Comprehensive equipment breakdown insurance covering all mechanical and electrical equipment against physical damage on a replacement cost basis. The minimum amount of limits to be provided shall be $20,000,000.00 per accident.

(iv) Rent loss and/or business interruption insurance on an actual loss sustained basis as an extension to coverage required by (i) and (ii) above, in an amount not less than $11,000,000.00 and additionally providing a 360-day extended period of indemnity. Lender shall be named as loss payee as respects this coverage.

(v) During any period of repair or restoration and any other period when construction is occurring, builder's "All-Risk" insurance in an amount equal to not less than the full insurable completed value of the Project against such risks (including so called "all risk" perils coverage and collapse of the Improvements) to agreed limits as Lender may request, in form and substance acceptable to Lender.

(vi) The amount of earthquake insurance shall be based on a "Probable Maximum Loss" Study ("**PML**") for the Project, which must be conducted by a seismic engineering company satisfactory to Lender. The results of the PML study, on an individual location basis and for all locations insured in the same earthquake insurance policies, shall be used to determine the amount of earthquake coverage to be provided by Borrower. If the scenario expected loss (SEL) of the PML is in excess of twenty percent (20%) of the total insurable value of the Property and commercially available, earthquake insurance with minimum coverage equivalent to 1x SEL of the total insurable value of the Property, less the deductible of five percent (5%) of the total insurable value of the Property shall be obtained. Lender acknowledges obtaining a PML prior to closing and that, as of the effective date of this Agreement, based on such PML, earthquake insurance is not required. Amounts of earthquake insurance required by this paragraph (a)(vi) shall be solely for the protection of the improvements. If the amounts of earthquake insurance required by any ground lease, condominium declaration, reciprocal easement agreement, covenants, conditions and restrictions, or the like are greater than the amounts required herein, then Borrower shall maintain such higher amounts of earthquake insurance.

(vii) The policies of insurance set forth in the foregoing clauses (i), (iii), (iv) and (v) shall not exclude from coverage acts of terrorism and such policies, therefore, shall include one hundred percent (100%) replacement cost insurance without co-insurance for damage to, or loss of rents from, the Project caused by terrorist activities. All policies of insurance set forth in this **Section 3.1(a)** shall have deductibles of not more than five percent (5%) of the insurable value of the Project. Should the available aggregate limits of terrorism coverage be eroded by losses so that the remaining limits available to pay losses are less than forty percent (40%) of the required limits, Borrower shall purchase additional coverage to restore the available limit and aggregate limit to not less than eighty percent (80%) of the required amount of terrorism coverage. Amounts of terrorism coverage required by this paragraph (a)(viii) shall be solely for the protection of the improvements. If the amounts of terrorism coverage required by any ground lease, condominium declaration, reciprocal easement agreement, covenants, conditions and restrictions, or the like are greater than the amounts required herein, then Borrower shall maintain such higher amounts of terrorism coverage. If terrorism coverage and associated aggregate limits are shared among other locations, then the risks associated with other locations also insured in the same policy shall be taken into consideration in determining the amount of terrorism coverage to be provided herein.

(b)   Liability.

(i)   General public liability insurance providing no less than $1,000,000.00 per occurrence and $2,000,000.00 in aggregate, including, without limitation, commercial general liability insurance; owned (if any), hired and non-owned auto liability; and umbrella liability coverage for personal injury, bodily injury, death, accident and property damage, providing in combination no less than $20,000,000.00 per occurrence. The policies described in this paragraph shall cover, without limitation: elevators, escalators, independent contractors, contractual liability (covering, to the maximum extent permitted by law the mortgagor's obligation to indemnify the mortgagee as required under this Agreement) products and completed operations liability coverage.

(ii)   Workers' compensation and disability insurance as required by law.

(c)   Form and Quality. All insurance policies shall be endorsed in form and substance acceptable to Lender to name Lender as an additional insured, lender's loss payee or mortgagee thereunder, as its interest may appear, with loss payable to Lender, without contribution, under a standard New York (or local equivalent) mortgagee clause. With respect to all insurance under **Section 3.1(a)**, no Person other than Lender shall be named as loss payee. All premiums for such insurance policies and endorsements shall be paid for (and evidence of such payment shall be delivered to Lender) when due. All such policies and endorsements shall contain such provisions and expiration dates and be in such form and issued by such insurance companies licensed or authorized to do business in the State, with a rating of "A:X" or better as established by Best's Rating Guide (or a lesser or equivalent rating approved in writing by Lender). If any insurance company issuing such insurance shall no longer have such required rating, Borrower shall, within ten (10) Business Days after notice from Lender, cause a replacement insurance policy(ies) to be issued by an insurance company licensed to do business in the State which has such required rating (upon issuance of such replacement insurance policy(ies), Lender will simultaneously release the insurance policy(ies) being replaced). If any insurance company issuing such insurance shall enter into any form of regulatory or governmental receivership or other similar regulatory or governmental proceeding, or is otherwise declared insolvent or required to run off its insurance coverages, Borrower shall, within ten (10) Business Days, deliver to Lender a replacement insurance policy(ies) to be issued by an insurance company licensed to do business in the State which has such required rating. Each policy shall provide that such policy may not be cancelled or materially changed except upon thirty (30) days' prior written notice of intention of non-renewal, cancellation or material change to Lender and that no act or thing done by Borrower shall invalidate any policy as against Lender. Upon Lender's request, Borrower shall promptly, when available, deliver copies of all original policies certified to Lender by the insurance company or authorized agent as being true copies, together with the endorsements required hereunder; provided, however, Lender shall not be deemed by reason of the custody of such insurance policies to have knowledge of the contents thereof. The proceeds of insurance policies coming into the possession of Lender shall not be deemed trust funds, and Lender shall be entitled to apply such proceeds as herein provided. Borrower may effect such coverage under its blanket insurance policies, provided that (i) any such policy of blanket insurance either shall specify therein, or Borrower shall furnish Lender with written statement from the insurer under such policy so specifying, (x) the maximum amount of the total insurance afforded by the blanket policy allocated to the Project and (y) any sublimits in such blanket policy applicable to the Project, which amounts shall not be less than the amount required pursuant to this **Section 3.1**; (ii) any policy of blanket insurance hereunder shall comply in all respects with the other provisions of this **Section 3.1(c)**; and (iii) the protection afforded Borrower under any policy of blanket insurance hereunder shall be no less than that which would have been afforded under a separate policy or policies relating only to the Project. Borrower shall not take out separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this **Section 3.1** unless Lender is included thereon as a named insured with loss payable to Lender under a standard mortgage endorsement of the character and to the extent above described. Borrower shall promptly notify Lender whenever any such separate insurance is taken out and

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shall promptly deliver to Lender the policy or policies of such insurance. Each insurance policy shall contain a provision whereby the insurer: (1) waives any right to claim any premiums and commissions against Lender, provided that the policy need not waive the requirement that the premium be paid in order for a claim to be paid to the insured, and (2) provides that Lender is permitted to make payments to effect the continuation of such policy upon notice of cancellation due to non-payment of premiums. In the event any insurance policy (except for general public and other liability and workers compensation insurance) shall contain breach of warranty provisions, such policy shall provide that with respect to the interest of Lender, such insurance policy shall not be invalidated by and shall insure Lender regardless of (X) any act, failure to act or negligence of or violation of warranties, declarations or conditions contained in such policy by any named insured, (Y) the occupancy or use of the premises for purposes more hazardous than permitted by the terms thereof, or (Z) any foreclosure or other action or proceeding taken by Lender pursuant to any provision of this Agreement or any of the other Loan Documents.

(d) _Adjustments_. Borrower shall give immediate written notice of any loss to the insurance carrier and to Lender. With respect to any loss exceeding $250,000.00, Borrower hereby irrevocably authorizes and empowers Lender, as attorney-in-fact for Borrower coupled with an interest, to make proof of loss, to adjust and compromise any claim under insurance policies, to appear in and prosecute any action arising from such insurance policies, to collect and receive insurance proceeds, and to deduct therefrom Lender's expenses incurred in the collection of such proceeds. Nothing contained in this **Section 3.1(d)**, however, shall require Lender to incur any expense or take any action hereunder.

(e) _Lender's Right to Procure Insurance_. Notwithstanding anything to the contrary contained herein, if at any time Lender is not in receipt of written evidence that all insurance required hereunder is maintained in full force and effect, Lender shall have the right (but not the obligation), upon notice to Borrower, to take such action as Lender deems necessary to protect its interests in the Project, including, without limitation, the obtaining of such insurance coverage as Lender deems appropriate, and all premiums paid and expenses incurred by Lender in connection with such action shall be paid by Borrower and shall be secured by the Mortgage.

(f) _Delivery of Policies_. Borrower shall promptly, upon Lender's request, deliver to Lender certified copies of the insurance policies required to be maintained pursuant to this **Section 3.1**, provided, however, Lender shall not be deemed by reason of the custody of such insurance policies or copies thereof to have knowledge of the contents thereof. Borrower also shall deliver to Lender, within ten (10) days of Lender's request, a certificate of each insurance carrier evidencing the coverages set forth herein together with evidence that all insurance premiums due thereon have been paid and that such coverages are in full force and effect. Not later than ninety (90) days after renewal date of each of the insurance policies, Borrower shall deliver to Lender binders of all such renewal insurance policies. Such proof of renewal insurance shall include evidence satisfactory to Lender that all insurance premiums therefor have been paid and that the insurance coverages are in full force and effect. Any certificate of insurance delivered to Lender in compliance with the requirements of this Agreement shall include a letter from the relevant insurance company confirming that the entity issuing such certificate of insurance is authorized to do so, and in delivering such certificate they are acting as an agent of the insurance company providing the coverage. If such letter is not provided, then Lender will only accept insurance company issued binders confirming that the required insurance is in full force and effect.

Section 3.2 **Use and Application of Insurance Proceeds**. All insurance proceeds shall be paid to Lender, and Lender shall apply insurance proceeds to costs of restoring the Project or payment of the Loan as follows:

(a) if the loss is less than or equal to $250,000.00, Lender shall apply the insurance proceeds to restoration provided (i) no Event of Default or Potential Default exists, (ii) Borrower promptly

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commences and is diligently pursuing restoration of the Project and (iii) the loss is not, directly or indirectly, the result of terrorist activities;

(b)   if the cost to repair and restore the Project as a result of a casualty event exceeds $250,000.00, Lender shall make the insurance proceeds available to Borrower to repair or restore the Project provided that at all times during repair or restoration: (i) no Event of Default or Potential Default exists; (ii) Lender reasonably determines that there are sufficient funds available to restore and repair the Project to a condition reasonably approved by Lender (taking into account any funds Borrower elects, in its sole discretion, to deposit into a Reserve Fund with Lender to pay for such restoration); (iii) Lender determines that the Net Operating Income of the Project during restoration will be sufficient to pay Debt Service (taking into account receipt of any rent loss insurance proceeds); (iv) Lender determines (based upon Leases that will remain in effect after restoration is complete and the like) that after restoration (x) the Debt Yield (calculated for the twelve (12) month period following the date of such calculation, as projected by Borrower and confirmed by Lender) will be no less than 8.75%, and the Debt Service Coverage Ratio (calculated for the twelve (12) month period following the date of such calculation, as projected by Borrower and confirmed by Lender) will be at least 1.20:1, and (y) the Loan-to-Value Ratio will be no more than 67%; (v) Lender reasonably determines that restoration and repair of the Project to a condition approved by Lender will be completed within twelve (12) months after the date of loss or casualty and in any event one hundred eighty (180) days prior to the Maturity Date; (vi) Borrower promptly commences and is diligently pursuing restoration of the Project and (vii) the loss is not, directly or indirectly the result of any act of terrorism;

(c)   if the conditions set forth in **Section 3.2(a)** or **Section 3.2(b)** above are not satisfied, in Lender's sole discretion, Lender may apply any insurance proceeds it may receive to the payment of the Loan or allow all or a portion of such proceeds to be used for the restoration of the Project;

(d)   insurance proceeds applied to restoration will be disbursed on receipt of satisfactory plans and specifications, contracts and subcontracts, schedules, budgets, permits, lien waivers and architects' certificates, and otherwise in accordance with prudent commercial construction lending practices, terms and conditions for construction loan advances;

(e)   the net proceeds of rent loss and/or business interruption insurance shall be paid to Lender, with any excess available after payment of principal, interest and any other amounts due under the Loan being held by Lender;

(f)   any excess insurance proceeds remaining after restoration of the Project and payment of all costs of the same may be either applied to the reduction of the Principal Balance of the Loan or, if no Potential Default or Event of Default exists, paid to Borrower, in Lender's sole discretion; and

(g)   no Prepayment Fee shall be due in connection with the application of insurance proceeds to the Loan as set forth in this **Section 3.2**.

Section 3.3   **Condemnation Awards**. Borrower shall immediately notify Lender of the institution of any proceeding for the condemnation or other taking of the Project or any portion thereof. Lender may participate in any such proceeding and Borrower will deliver to Lender all instruments necessary or required by Lender to permit such participation. Without Lender's prior consent, Borrower (a) shall not agree to any compensation or award, and (b) shall not take any action or fail to take any action which would cause the compensation to be determined. All awards and compensation for the taking or purchase in lieu of condemnation of the Project or any part thereof are hereby assigned to and shall be paid to Lender. Borrower authorizes Lender to collect and receive such awards and compensation, to give proper receipts and acquittances therefor, and in Lender's sole discretion to apply the same toward the payment of the Loan, notwithstanding that the Loan may not then be due and payable, or to the restoration of the Project; provided, however, if the award is less than or equal to $250,000.00 and Borrower requests that such proceeds be used for non-structural site improvements (such as landscape, driveway, walkway and parking area repairs) required to be made as a result of such condemnation, Lender will apply the award to such restoration in accordance with disbursement procedures applicable to insurance proceeds, provided there exists no Potential Default or Event of Default. In the event that Lender permits such compensation or award to be applied towards restoration of the Project, any excess amounts remaining after restoration of the Project may be either applied to the reduction of the Principal Balance of the Loan or, if no Event of Default exists, paid to Borrower, in Lender's sole discretion. Borrower, upon request by Lender, shall execute all instruments requested to confirm the assignment of the awards and compensation to Lender, free and clear of all Liens, charges or encumbrances. No Prepayment Fee shall be due in connection with the application of condemnation proceeds to the Loan as set forth in this **Section 3.3**.

Section 3.4 **Impounds**. Subject to Section 2.6(d) with respect to Taxes and insurance premiums, Lender may elect that Borrower shall deposit with Lender monthly, one-twelfth ($1/12^{th}$) of the annual charges for ground or other rent, if any, insurance premiums and real estate taxes, assessments and similar charges relating to the Project, and Borrower shall do all things necessary or desirable to comply with Lender election. Deposits shall be made on the basis of Lender's estimate from time to time of the charges for the current year (after giving effect to any reassessment or, at Lender's election, on the basis of the charges for the prior year, with adjustments when the charges are fixed for the then current year). All funds so deposited shall be held by Lender and may be commingled with Lender's general funds. Borrower hereby grants to Lender a continuing security interest in all funds so deposited with Lender for the purpose of securing the Loan. The funds deposited may, at Lender's sole election, be applied in payment of the charges for which such funds have been deposited (and with respect to Taxes and insurance premiums pursuant to Section 2.6(d)), provided that while an Event of Default exists, such funds may be applied to the payment of the Loan or any other charges affecting the security of Lender, as Lender may elect, but no such application shall be deemed to have been made by operation of law or otherwise until actually made by Lender. Borrower shall furnish Lender with bills for the charges for which such deposits are required at least thirty (30) days prior to the date on which the charges first become payable. If at any time the amount on deposit with Lender, together with amounts to be deposited by Borrower before such charges are payable, is insufficient to pay such charges, Borrower shall deposit any deficiency with Lender immediately upon demand. Lender shall pay such charges when the amount on deposit with Lender is sufficient to pay such charges and Lender has received a bill for such charges.

ARTICLE 4

ENVIRONMENTAL OBLIGATIONS

Section 4.1 **Representations, Warranties and Covenants**. Except for matters set forth in **Schedule 4.1(b)** attached hereto and made a part hereof, Borrower represents and warrants to Lender that:

(a) To Borrower's knowledge after due inquiry, (i) no Hazardous Material is now or was formerly used, stored, generated, manufactured, installed, Released, or otherwise present (beyond naturally occurring background concentrations that do not require investigation or remediation under Environmental Laws) at the Project except for Permitted Hazardous Materials that are or were used and stored in compliance with Environmental Laws and are or were not Released to the Environment, (ii) no Hazardous Materials are present at the Project at such levels or concentrations or under such conditions that pose an actual or threat of harm to human health or the Environment, are in violation of Environmental Laws, or that could reasonably be expected to result in an Environmental Claim (provided that the foregoing shall not apply to the use of Permitted Hazardous Materials necessary for Life Sciences Uses in the ordinary course and in compliance with all Environmental Laws), and (iii) No Hazardous Materials at the Project require Remediation in order to comply with Unrestricted Use Standards (provided that the foregoing shall not apply to the disposal of Permitted Hazardous Materials required for Life Sciences Uses in the ordinary course and in compliance with all Environmental Laws).

(b)   All filings, registrations, notices, permits, licenses and approvals, if any, that are required under Environmental Laws for or with respect to the Project and the operations thereon have been made or obtained (provided that such representation is made to Borrower's knowledge with respect to any of the foregoing which Existing Tenant is required to obtain), and the use, development, operation and condition of the Project complies and will continue to comply with all Environmental Laws and Unrestricted Use Standards.

(c)   There are no current or pending, and Borrower has received no written notice of any threatened, Environmental Claims associated with or related to the Project or the past or present operations thereon and Borrower has no knowledge of any facts, conditions, or occurrences which could reasonably be expected to give rise to any Environmental Claim in the future.

(d)   No Orders have been issued or entered with respect to the Environment, Hazardous Materials or Environmental Laws in connection with the Project or the operations thereon that are not fully and finally resolved without any ongoing obligation, liability or requirements.

(e)   No liens, engineering controls, activity limitations, use limitations or other restrictions have been imposed or, to Borrower's knowledge after due inquiry, are threatened to be imposed by any Governmental Authority or other Person on the Project concerning or in connection with the Environment, Hazardous Materials or Environmental Laws (other than laws of general applicability limiting the use of the Project).

(f)   The Project has never been on, and, to Borrower's knowledge after due inquiry, is not proposed for listing on, the federal National Priorities List of contaminated sites under CERCLA or any other list, schedule, log, inventory or record that is maintained by any federal, tribal, state or local Governmental Authority with respect to sites from or at which there has been a Release of Hazardous Materials.

(g)   In connection with its purchase of the Project or its acquisition of a leasehold interest in the Project, Borrower conducted or will conduct prior to such purchase or acquisition all appropriate inquiries into the previous ownership and uses of the Project in accordance with generally accepted good commercial and customary standards and practices (as set forth in 42 U.S.C. § 9601(35)(B) and 40 CFR Part 312) and otherwise meet the requirements for establishing one or more landowner defenses to liability under CERCLA. After purchase or obtaining possession of the Project, Borrower will continue to comply with all requirements under CERCLA in order to maintain the applicable landowner defense to liability.

(h)   Borrower acknowledges and agrees that any Lender Information provided or made available to Borrower by Lender and any recommendation or approval of a consultant or other professional by Lender is only for Borrower's convenience in making its own examination of the Project and that Lender makes no representations or warranties whatsoever as to the Lender Information supplied to Borrower (including its truth, accuracy or completeness) or the qualifications of the consultant or other professional recommended or approved by Lender. Borrower shall rely exclusively on its own investigation of the Project and not on any Lender Information, recommendations or approvals supplied by Lender. Borrower hereby unconditionally and fully releases and discharges Lender Indemnified Parties from any and all Claims, Losses and Expenses resulting or arising from or in connection with Borrower's or other Person's use of or reliance on any Lender Information or consultant or other professional recommended or approved by Lender.

(i)   All Site Assessments in connection with the Project provided to Lender as of the date hereof are identified on **Schedule 4.1(a)** attached hereto and, in addition to the Site Assessments, Borrower has provided Lender with true, correct and complete copies of all material reports, assessments, correspondence, data and other documents in its possession or the possession of its consultants, agents and representatives, concerning the actual or potential presence or Release of Hazardous Materials at or in connection with the Project or the compliance of the operations at the Project with Environmental Laws or compliance of the Project with Unrestricted Use Standards.

(j)   Borrower has not by contract or otherwise released or waived, nor will Borrower release or waive in the future, the liability of any previous owner, lessee or operator of the Project or any other Person that may be responsible for the presence, Release or Remediation of Hazardous Materials at the Project, nor has Borrower agreed by contract or otherwise to indemnify another Person for or with respect to Hazardous Materials at the Project, except as contained in this Loan Agreement, the Indemnity Agreement or other Loan Documents, except as expressly set forth in Section 18.I of the Existing Tenant Lease.

(k)   There are no underground storage tanks, above ground storage tanks, drums, totes vessels or similar bulk containers that were or are being used for the storage, containment or accumulation of Hazardous Materials at the Project, except for (a) an existing 4,033 gallon above ground diesel fuel tank and (b) above ground storage tanks for Permitted Hazardous Materials used by Existing Tenant for Life Sciences Uses in accordance with the Existing Tenant Lease.

(l)   Lender is entitled to rely on the representations, warranties and covenants of Borrower contained in this **Article 4** and the information contained in the Site Assessments identified on **Schedule 4.1(a)** or other documents provided by Borrower notwithstanding any independent investigations by Lender or its consultants, attorneys or other advisors. Borrower shall ensure that Lender is identified as a party who may rely on the report in the Site Assessments on **Schedule 4.1(a)** or any Site Assessment conducted at or in connection with the Project by Borrower or Lender.

(m)   Intentionally omitted.

(n)   As of the date hereof, there is no action, suit, proceeding or investigation pending, or, to Borrower's knowledge, threatened in writing against Borrower that could reasonably be expected to materially adversely affect the financial condition of Borrower or its ability to perform its obligations under this Loan Agreement.

(o)   All of the financial statements of Borrower and other documents and reports delivered to Lender by or on behalf of Borrower in connection with this Loan Agreement are true and correct in all material respects as of the respective dates thereof and there has been no Material Adverse Change since such dates.

(p)   Borrower acknowledges and agrees that all representations, warranties and covenants made by Borrower in this **Article 4** shall survive the execution hereof.

Section 4.2   **Additional Covenants**.

(a)   Borrower shall, at its cost and expense comply, and use prudent, commercially reasonable efforts to cause all other Persons at, on or occupying the Project (including tenants, invitees and contractors) to comply, with all Environmental Laws and all covenants, prohibitions and requirements in this **Article 4**.

(b)   Borrower shall, at its cost and expense, at all times maintain the Project in compliance with all Environmental Laws and, unless otherwise agreed to in writing by the Lender, Unrestricted Use Standards;

(c)   Borrower shall not, and shall not allow other Persons to bring onto the Project or use, generate, manufacture, transport, store, treat, or Release Hazardous Materials at the Project; provided, however, that Borrower and Persons who occupy the Project may bring onto the Project, use and store Permitted Hazardous Materials if such Permitted Hazardous Materials are stored and used in compliance with all applicable Environmental Laws and are not Released at the Project.

(d)   Borrower shall promptly notify Lender in writing of:

(i)   the receipt, commencement or threatened in writing commencement of any Environmental Claim or issuance of any Order with respect to or affecting the Project;

(ii)   becoming aware of the actual or threatened Release of any Hazardous Material at the Project or the discovery of a past Release of Hazardous Material or other condition or occurrence at the Project or in the vicinity of the Project that requires reporting to any Governmental Authority under Environmental Law or violates any Environmental Law or causes or has caused the Project or any portion thereof to (a) not comply with Unrestricted Use Standards, or (b) become, or reasonably be expected to become, the subject of an Environmental Claim, or (c) require Remediation under this Loan Agreement, other Loan Documents or Environmental Laws, or (d) reasonably be expected to adversely affect the value of the Project, or (e) result in any Claims, Losses and Expenses;

(iii)   any Remediation planned to be taken by, or on behalf of Borrower or other Person in response to any Hazardous Material at the Project (provided that the foregoing shall not apply to the disposal by Existing Tenant of Permitted Hazardous Materials required for Life Sciences Uses in the ordinary course and in compliance with Environmental Laws) or to any current or future Order or Environmental Claim;

(iv)   the discovery of the presence of any Hazardous Material at the Project or at any real property or body of water adjoining or in the vicinity of the Project that reasonably presents a threat of contamination of the Project with Hazardous Materials or a threat of or actual exposure of persons to harmful levels or concentrations of Hazardous Materials (provided that the foregoing shall not apply to the use of Permitted Hazardous Materials required for Life Sciences Uses in the ordinary course and in compliance with Environmental Laws); and

(v)   any notices, claims, actions, investigations or proceedings brought or initiated by any Person against Borrower or the Project relating to or associated with Remediation, damage, contribution, cost recovery, compensation, loss or injury resulting from or in connection with any Hazardous Material generated at or in connection with the Project, including any notice of potential responsibility, claim, action or proceeding under CERCLA;

(e)   Lender shall have the right, but not the obligation, to join and participate as a party in any legal or administrative proceedings or actions affecting the Project in connection with any Environmental Claim at the expense of Borrower;

(f)   Borrower shall, at its cost and expense, maintain the Project at all times in compliance with Unrestricted Use Standards and promptly Remediate or take any other action that is necessary or directed by Lender (including enrollment and participation in a state cleanup program) to keep or bring the Project into compliance with Unrestricted Use Standards and, unless waived in writing by Lender, obtain a No Further Action Determination satisfactory to Lender within a time period reasonably acceptable to Lender;

(g)   In the event that a No Further Action Determination is issued for the Project or, if approved in writing by Lender, a No Further Action Determination is issued that contains any condition, limitation or control, Borrower shall comply and continue to comply with any and all requirements contained in such No Further Action Determination, including recording of the No Further Action Determination or other document with the applicable recorder of deeds (to the extent required). Borrower shall provide Lender promptly with evidence reasonably satisfactory to Lender that the requirements in the No Further Action Determination have been completed. In the event the No Further Action Determination becomes or is threatened to become void, Borrower will take all action necessary or required to reinstate or maintain the validity of the No Further Action Determination unless otherwise agreed to in writing by Lender;

(h)   Borrower shall, it its cost and expense, take such action as may be required by Governmental Authority or by Lender (including obtaining a No Further Action Determination for the Project) to identify, investigate, prevent, reduce, mitigate or Remediate the suspected, threatened, potential or actual presence, Release of Hazardous Materials at the Project or any structure thereon;

(i)   Borrower shall not record or propose to record on the title to the Project any institutional control, engineering control, groundwater prohibition, property use restriction or any similar control, condition or restriction at or on the Project in connection with any Remediation of the Project, except with the advance, written approval of Lender and under such conditions as Lender may require;

(j)   Borrower shall, at its cost and expense, respond promptly and appropriately to any Environmental Claim and provide Lender with copies of all pleadings within ten (10) days of their filing and with all other material correspondence and other documents or information concerning such Environmental Claim and provide such other documents as may be requested by Lender;

(k)   Borrower shall, at its cost and expense, provide Lender promptly with copies of all Environmental Claims, Orders, notices, pleadings, reports, analyses, permits, licenses, approvals, correspondence or other documents or information in its possession or control (or the possession or control of its representatives, agents, consultants or contractors) or other documents or information as may be reasonably requested by Lender in connection with the Project (unless attorney-client privileged);

(l)   Borrower shall cooperate with Lender or any environmental consultant or professional engineer performing a Site Assessment (Lender's or Borrower's) or Remediation of the Project, including responding fully and accurately to any interview request and associated questions or document requests;

(m)   Subject to the rights of tenants, Borrower shall provide Lender and its consultants and contractors with access to the Project upon reasonable notice and at reasonable times to conduct any inspection, Site Assessment, Remediation or other action that Lender has the right to take under this Loan Agreement, the Indemnity Agreement or any other Loan Documents;

(n)   Borrower shall pay all Remediation Costs and costs of any Site Assessment or other action conducted by Borrower or, to the extent Lender has the right under this Loan Agreement, the Indemnity Agreement or any other Loan Documents, by Lender;

(o)   Borrower shall comply with the criteria and requirements that are necessary to maintain, after acquisition or possession of the Project, a landowner defense to liability under CERCLA, including those set forth in 42 U.S.C. § 9601(35)(A) and§ 9601(40);

(p)   Borrower shall not install or allow to be installed underground tanks of any size or any above-ground tanks, vessels, or similar facilities, for the bulk storage, containment or accumulation of Hazardous Materials at the Project (other than above-ground storage tanks not to exceed a commercially reasonable volume for Permitted Hazardous Materials taking into account permitted Life Science Uses without the consent of Lender) and the existing 4,033 gallon above-ground diesel tank, in each case used in compliance with Environmental Laws without the advance written approval of Lender and under such conditions as Lender may require in its sole discretion;

(q)   Borrower shall not create or permit to continue in existence any lien (whether or not such lien has priority over the lien created by the Mortgage) upon the Project arising from or imposed in connection with any Remediation or pursuant to any Environmental Laws; and

(r)   Without limiting the provisions of the other Loan Documents, Borrower shall not change or alter the present use (or, if applicable, the anticipated use as disclosed to Lender) of the Project from Life Sciences Uses without the advance, written approval of Lender and under such conditions as Lender may require in its sole discretion.

Section 4.3   **Allocation of Risks; Indemnity and Release by Borrower**.

(a)   As between Borrower, on the one hand, and Lender, on the other hand, all risk of loss associated with non-compliance with Environmental Laws, or with the presence of any Hazardous Materials at or affecting the Project shall lie solely with Borrower. Accordingly, Borrower shall bear all risks and costs associated with any loss (including loss in value), damage or liability arising therefrom, including all costs of Remediating Hazardous Materials as required herein. The intent of the Parties to this Loan Agreement is that no Lender Indemnified Parties shall be subjected to any claim, action or proceeding or incur any liability, loss, cost or expense as a result of the past, present or future operations and environmental conditions at the Project, except only if the claim, action, proceeding, liability, loss, cost or expense at issue is caused solely by intentional, active misconduct of such Lender Indemnified Parties.

(b)   In addition to the indemnity and release in **Section 10.3** of this Loan Agreement, Borrower covenants and agrees to indemnify, defend (with counsel acceptable to Lender), release and hold Lender Indemnified Parties harmless from and against any and all Claims, Losses and Expenses whatsoever asserted or awarded against, suffered or incurred by, or imposed upon or accruing to them, whether as holder of Mortgage, as mortgagee in possession, as successor in interest to Borrower by foreclosure, deed in lieu of foreclosure or as purchaser of the Project at a foreclosure sale, as a result of or relating in any way to (i) the breach of any representations, warranties, covenants or other provisions in this **Article 4** or the Indemnity Agreement, (ii) Hazardous Materials in the Environment at the Project, (iii) compliance or noncompliance of the Project or the operations thereon with Environmental Laws, Orders or Unrestricted Use Standards, (iv) violations of or liability (including strict liability) under Environmental Laws, and/or (v) Environmental Claims associated with the Project or operations thereon; whenever, however and by whomever caused and whether or not the Claims, Losses and Expenses, or the factual basis thereof, are true or not true, disclosed or undisclosed by Borrower or the Site Assessments identified in **Schedule 4.1(a)** or in the Lender Information, or are known or unknown to Borrower or Lender Indemnified Parties at the time

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of this Loan Agreement or thereafter. This indemnity and release by Borrower is without prejudice to any rights or defenses to any claim that Lender Indemnified Parties may have under federal, tribal, state, local or common law and shall continue notwithstanding the repayment of the Loan or any transfer of any right, title or interest in the Project to Lender or any other Person (by sale, foreclosure, deed in lieu of foreclosure or otherwise). The indemnity herein applies ***notwithstanding any joint, concurrent or comparative negligence of any Lender Indemnified Parties***. Notwithstanding any other provision of this Agreement to the contrary, the indemnity provided by this **Section 4.3(b)** shall not apply to any Claims, Losses and Expenses, costs of Remediation or other liabilities of any Lender Indemnified Party in the circumstances described above to the extent that Borrower demonstrates the Release or other environmental matter giving rise to same (i) first occurred on, at or under the Project subsequent to the time that Borrower ceases to be in possession of the Project as a result of the exercise by Lender of any remedies provided in the Loan Documents or (ii) arises from or is caused by the gross negligence, willful misconduct or violation of Legal Requirements of any Lender Indemnified Party.

(c)   The release, indemnity and covenant not to sue by Borrower hereunder shall extend, but is not limited to, any claim against any Lender Indemnified Parties under CERCLA or the Resource Conservation and Recovery Act ("**RCRA**"), the Toxic Substances Control Act ("**TSCA**"), the Clean Water Act or the Clean Air Act or other Environmental Laws and any claim, demand, action or proceeding originally commenced or brought against Borrower and/or any of the Lender Indemnified Parties by any Person. Borrower hereby waives, releases and agrees not to make any claim or bring any cost recovery, contribution or other action against any Lender Indemnified Parties under CERCLA or any other Environmental Law now in effect or hereafter enacted or under common law. It is expressly understood and agreed that if and to the extent that Lender Indemnified Parties are, or are alleged to be, strictly liable under any Environmental Law, Borrower's indemnity and release obligation to Lender Indemnified Parties is likewise without regard to fault on the part of Borrower or the Lender Indemnified Parties.

(d)   Borrower shall pay to the Lender Indemnified Parties the amount of any liabilities, losses, costs or expenses actually incurred or suffered by or on behalf of any Lender Indemnified Parties within fifteen (15) days of Lender's demand therefore. Should Borrower fail to pay said amount to such Lender Indemnified Parties within said fifteen (15) days, Borrower shall then pay to Lender Indemnified Parties such amounts together with interest at the Default Rate (which shall accrue from the date of the initial demand), upon demand, until paid in full.

Section 4.4   **No Waiver**.

(a)   Notwithstanding any provision in this Loan Agreement or elsewhere in the Loan Documents, or any rights, benefits or remedies granted by the Loan Documents, Lender does not waive and expressly reserves all rights, benefits, defenses and remedies now or hereafter accruing to Lender under the so-called "security interest" or "secured creditor" exemption from liability or landowner defenses to liability under CERCLA, RCRA or other Environmental Laws. No action taken by Lender pursuant to this Loan Agreement, the Indemnity Agreement or other Loan Documents shall be deemed or construed to be a waiver or relinquishment of any such rights or benefits under the security interest exemption to liability nor shall it be construed to be "ownership or operation" of the Project, or "arranging for disposal" of Hazardous Materials under CERCLA or other Environmental Laws. No delay by any Indemnified Lender Parties in exercising any right, power or privilege under this Loan Agreement or other Loan Documents shall operate as a waiver of any such privilege, power or right.

(b)   No waiver of any provision of this Loan Agreement nor consent by Lender to any departure by Borrower therefrom shall in any event be effective unless the same shall be in writing and signed by Lender and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No notice to or demand on Borrower shall in any case entitle Borrower to any other or further notice or demand in similar or other circumstances. For avoidance of doubt, any deviation of the Project from Unrestricted Use Standards, any failure to obtain a No Further Action Determination in connection with a Remediation or the recording of any engineering control, restriction or other condition on the use of the Project must be approved by Lender in writing and such approval shall be at Lender's sole discretion and on such terms or conditions as Lender may require.

Section 4.5 **Obligations Unsecured**. Borrower acknowledges and agrees that, notwithstanding anything to the contrary contained herein or in any of the Loan Documents the obligations of Borrower set forth herein are independent obligations which are not secured by the Mortgage or any other Loan Document. Borrower further acknowledges that it is the intent of Lender to create separate obligations of Borrower under this Loan Agreement which can be enforced against Borrower without regard to the existence of the Mortgage or the other Loan Documents or the Liens or security interests contained therein.

ARTICLE 5

LEASING MATTERS

Section 5.1 **Representations and Warranties on Leases**. Except for matters set forth in **Schedule 5.1(a)** attached hereto and made a part hereof, Borrower represents and warrants to Lender, with respect to Leases, that: (a) the rent roll attached hereto as **Schedule 5.1(b)** is true, correct and complete, and the Leases are valid and in full force and effect; (b) the Leases (including amendments) are in writing, and there are no oral agreements with respect thereto; (c) the copies of the Leases delivered to Lender are true, correct and complete; (d) neither the landlord nor, to Borrower's knowledge, any tenant is in default under any of the Leases; (e) Borrower has no knowledge of any notice of termination or default with respect to any Lease; (f) Borrower has not assigned or pledged any of the Leases, the rents or any interests therein except to Lender; (g) except as set forth in the rent roll attached as **Schedule 5.1(b)**, no tenant or other party has any right or option to purchase all or any portion of the Project, other than Existing Tenant's right of first offer to purchase the Project pursuant to Article 27 of the Existing Tenant Lease; (h) no tenant has the right to terminate its Lease prior to expiration of the stated term of such Lease, except for Existing Tenant's right to terminate the Existing Lease pursuant to Article 13 of the Existing Tenant Lease; and (i) no tenant has prepaid more than one (1) month's rent in advance (except for bona fide security deposits).

Section 5.2 **Standard Lease Form; Approval Rights; Security Deposits**.

(a) All Leases shall in all respects be approved by Lender and, with respect to any Lease entered into from and after the date hereof, shall be at market terms and conditions. All future Leases at the Project shall provide that (i) the Lease is subordinate to the Mortgage, (ii) the tenant shall attorn to Lender, and (iii) that any cancellation, surrender, or amendment of such Lease without the prior written consent of Lender shall be voidable by Lender.

(b) All modifications, amendments and/or material waivers of or under Leases shall be approved in writing by Lender, not to be unreasonably withheld, conditioned or delayed; provided, however, Lender has approved that certain First Amendment to Lease to be executed on or after the date of this Agreement by and between Borrower and Existing Tenant in the form set forth on **Schedule 5.2(b)**.

(c) Borrower shall hold, in trust, all tenant security deposits, if any, in a segregated account, and, to the extent required by applicable Legal Requirements, shall not commingle any such funds with any other funds of Borrower. Within ten (10) days after Lender's request, Borrower shall furnish to

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Lender a statement of all tenant security deposits, if any, and copies of all Leases not previously delivered to Lender, if any, certified by Borrower as being true and correct.

Section 5.3 **Covenants**. Borrower shall (a) perform the obligations which Borrower is required to perform under the Leases; (b) enforce the material obligations to be performed by the tenants; (c) promptly furnish to Lender any notice of default or termination received by Borrower from any commercial tenant, and any notice of default or termination given by Borrower to any commercial tenant; (d) not collect any rents for more than one (1) month in advance of the time when the same shall become due, except for bona fide security deposits; (e) not enter into any ground lease, sandwich lease or master lease of any portion of the Project (other than the Existing Tenant Lease) without Lender's prior consent, not to be unreasonably withheld; (f) not further assign or encumber any Lease; (g) not cancel or accept surrender or termination of any Lease (subject to Existing Tenant's termination right under the Existing Tenant Lease); (h) deliver to Lender, promptly after entering into the same, true, correct and complete copies of all Leases; and (i) not consent to a transfer, assignment or other encumbrance of the Lease where landlord consent is required pursuant to the terms of such Lease without the prior written approval of Lender; and any action in violation of clauses (e), (f), (g) and (i) of this **Section 5.3** shall be void at the election of Lender.

Section 5.4 **Tenant Estoppels**. At Lender's request (not more than once per year so long as no Event of Default is occurring), Borrower shall obtain and furnish to Lender written estoppels in form and substance satisfactory to Lender, executed by tenants under commercial Leases in the Project and confirming the term, rent and other provisions and matters relating to the Leases.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

In addition to the representations and warranties of Borrower in **Article 4** of this Agreement, Borrower represents and warrants to Lender that:

Section 6.1 **Organization and Power**. (a) each Loan Party that is not an individual is duly organized, validly existing and in good standing under the Legal Requirements of the state of its formation or existence set forth on **Schedule 6.1(a)**, (b) each Loan Party that is not an individual is qualified to do business and in good standing under the Legal Requirements of every state in which it does business or is otherwise required to qualify under that state's Legal Requirements, (c) each Loan Party is in compliance with Legal Requirements applicable to doing business in the State, and (d) each Loan Party that is not an individual has the power and authority to own its property, borrow or guarantee, as the case may be, the Loan and enter into and perform its obligations under the Loan Documents. Borrower is not a "foreign person" within the meaning of § 1445 (f) (3) of the Code. The organizational chart of Borrower attached hereto as **Schedule 6.1(b)** is true, correct and complete; provided that any disclosure of any shareholders of Instil Bio, Inc. shown on such organizational chart is made solely to Borrower's knowledge based on SEC Form 13(f) as of March 31, 2024 and is subject to change.

Section 6.2 **Validity of Loan Documents**. The execution, delivery and performance of the Loan Documents by Borrower and each Borrower Party that is a party to the Loan Documents: (a) are duly authorized and do not require the consent or approval of any other party or Governmental Authority which has not been obtained; and (b) will not violate any Legal Requirement or result in the imposition of any lien, charge or encumbrance upon the assets of any such party, except as contemplated by the Loan Documents. The Loan Documents have been duly executed and delivered and constitute the legal, valid and binding obligations of Borrower and each Borrower Party that is a party to the Loan Documents, enforceable in accordance with their respective terms, subject to applicable Creditors' Rights Laws generally affecting the enforcement of creditors' rights.

Section 6.3   **Liabilities; Litigation**.

(a)   There are no liabilities (fixed or contingent) affecting the Project or Borrower. Except as disclosed in the financial statements provided to Lender or on **Schedule 6.3** attached hereto and made a part hereof, there is no litigation, administrative proceeding, investigation or other legal action (including any proceeding under any Creditors' Rights Law or Environmental Laws) pending or, to the knowledge of Borrower after due inquiry, threatened, against the Project or Borrower.

(b)   Neither Borrower nor any Borrower Party is contemplating either the filing of a petition by it under any Creditors' Rights Law or the liquidation of all or a major portion of its assets or property, and neither Borrower nor any Borrower Party has knowledge of any Person contemplating the filing of any such petition against it.

Section 6.4   **Taxes and Assessments**. The Project is comprised of one or more parcels, each of which constitutes a separate tax lot and none of which constitutes a portion of any other tax lot. Except as may be disclosed in the Title Policy, there are no pending or, to Borrower's knowledge, proposed, special or other assessments for public improvements or otherwise affecting the Project, nor are there any contemplated improvements to the Project that may result in such special or other assessments.

Section 6.5   **Other Agreements; Defaults**.

(a)   Neither the execution, delivery or performance by Borrower and Guarantor of the Loan Documents to which it is a party (including, without limitation, the granting of Liens pursuant to the respective Loan Documents), nor compliance by Borrower and Guarantor with the terms and conditions thereof, nor the consummation of the transactions contemplated therein (i) will contravene any provision of any Legal Requirement applicable to the Project, Borrower or Guarantor, (ii) will conflict with or result in any breach of or constitute a tortious interference with any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien (except pursuant to the respective Loan Document) upon any of the property or assets of Borrower or Guarantor pursuant to the terms of any contractual obligation to which Borrower or Guarantor is a party or by which it or any of its property or assets is bound or to which it or any of its property or assets may be subject, (iii) will violate any provision of any organizational document of any Loan Party or (iv) requires any approval or consent of partners, members or any other Person which has not been obtained.

(b)   Neither Borrower nor any Borrower Party is a party to any agreement or instrument or subject to any Order, permit or restriction which could reasonably be expected to have a Material Adverse Effect on the Project or the business, properties, assets, operations or condition (financial or otherwise) of Borrower or any Borrower Party. Neither Borrower nor any Borrower Party is in violation of any agreement which violation could reasonably be expected to have a Material Adverse Effect on the Project, Borrower or any Borrower Party, or Borrower's or any Borrower Party's business, properties, assets, operations or condition (financial or otherwise). Neither Borrower nor any Borrower Party has (i) entered into any agreement under which, the default by Borrower or such Borrower Party, as the case may be, could reasonably be expected to result in a Potential Default or an Event of Default under this Agreement or any of the other Loan Documents, or (ii) granted a Lien on any of the collateral for the Loan to secure any obligation of Borrower or any Borrower Party under any agreement with any Person other than Lender. Borrower is not a party to, or bound by, any so-called integrated cash management arrangement with any of its Affiliates or sponsors. Borrower has obtained all non-governmental third-party approvals and consents to own, lease, finance and/or operate the Project and to carry on Borrower's business.

Section 6.6   **Compliance with Legal Requirements**.

(a)   Borrower has all requisite approvals, consents, licenses, registrations, permits, franchises, qualifications, certificates of occupancy or other governmental authorizations to own, lease, finance and/or operate the Project and to carry on its business, and the Project is substantially in compliance with all Legal Requirements and is free of structural defects in all material respects, and all building systems contained therein are in good working order, subject to ordinary wear and tear. The Project does not constitute, in whole or in part, a legally non-conforming use under Legal Requirements;

(b)   No condemnation has been commenced or, to Borrower's knowledge, is threatened in writing with respect to all or any portion of the Project or for the relocation of roadways or curb cuts providing access to the Project; and

(c)   The Project has adequate rights of legal and physical access to public ways and is served by adequate water, sewer, sanitary sewer and storm drain facilities adequate for its current uses. All public utilities necessary or convenient to the full use and enjoyment of the Project are located in the public right-of-way abutting the Project, and all such utilities are connected so as to serve the Project without passing over other property, except to the extent such other property is subject to a perpetual easement for such utility benefiting the Project. All roads necessary for the full utilization of the Project for its current purpose have been completed and dedicated to public use and accepted by all Governmental Authorities.

Section 6.7   **Location of Borrower**. Borrower's principal place of business and chief executive offices are, and the office where Borrower maintains all records relating to the Project and the other collateral under the Loan Documents is, located at the address stated in **Section 11.1**.

Section 6.8   **ERISA**.

(a)   Neither Borrower nor Guarantor has engaged in any prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) which could subject Borrower or Guarantor, as applicable, or any Person to whom Borrower or Guarantor may have an obligation to indemnify to any tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA, and each Employee Benefit Plan (other than a Multiemployer Plan) has been administered in accordance with its terms and in compliance with all applicable Legal Requirements, including any reporting requirements; except in each case where such tax, penalty or compliance failure could not reasonably be expected to have a Material Adverse Effect. Each Employee Benefit Plan (other than a Multiemployer Plan) that is intended to qualify under Section 401(a) or 401(k) of the Code is the subject of a favorable determination or opinion letter from the IRS as to its tax-qualified status and no event has occurred that could reasonably be expected to result in the disqualification of such Employee Benefit Plan.

(b)   Except as disclosed on **Schedule 6.8**, as of the date hereof, neither Borrower or Guarantor nor member of the Controlled Group maintains, contributes to or has any liability with respect to a Pension Plan or any Multiemployer Plan that is subject to Title IV of ERISA. There is no Lien outstanding or security interest given by Borrower, Guarantor or member of the Controlled Group in connection with any Plan. No accumulated funding deficiency (whether or not waived) under Section 412 of the Code or Section 302 of ERISA has occurred with respect to any Pension Plan. Neither Borrower nor Guarantor has any liability for uninsured retiree medical or death benefits (contingent or otherwise) other than as required by Section 4980B of the Code. No part of the funds to be used by Borrower or Guarantor in satisfaction of their respective obligations under this Agreement and the other Loan Documents,

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constitute "plan assets" within the meaning of Department of Labor regulation 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA, of any "employee benefit plan" within the meaning of Section 3(3) of ERISA that is subject to Title I of ERISA, any "plan" within the meaning of Section 4975 of the Code that is subject to Section 4975 of the Code or any entity the underlying assets of which are deemed to include plan assets.

Section 6.9 **Margin Stock**. No part of the proceeds of the Loan will be used for purchasing or acquiring any "margin stock" within the meaning of Regulations T, U or X of the Board of Governors of the Federal Reserve System.

Section 6.10 **Tax Filings**. Borrower and each Borrower Party have filed (or have obtained effective extensions for filing) all federal, state and other material tax returns required to be filed and have paid or made adequate provision for the payment of all federal, state and other material taxes, charges and assessments which it is required to pay.

Section 6.11 **Solvency**. Giving effect to the Loan, the fair saleable value of Borrower's assets exceeds and will, immediately following the making of the Loan, exceed Borrower's total liabilities, including, without limitation, subordinated, unliquidated, disputed and contingent liabilities. The fair saleable value of Borrower's assets is and will be immediately following the making of the Loan, greater than Borrower's probable liabilities, including the maximum amount of its contingent liabilities on its Debts as such Debts become absolute and matured. Borrower's assets do not and, immediately following the making of the Loan will not, constitute unreasonably small capital to carry out its business as conducted or as proposed to be conducted. Borrower does not intend to, and does not believe that it will, incur Debts and liabilities (including contingent liabilities and other commitments) beyond its ability to pay such Debts as they mature (taking into account the timing and amounts of cash to be received by Borrower and the amounts to be payable on or in respect of obligations of Borrower).

Section 6.12 **Full and Accurate Disclosure**. No statement of fact made by or on behalf of Borrower or any Borrower Party in this Agreement or in any of the other Loan Documents contains any untrue statement of a material fact or omits to state any material fact necessary to make statements contained herein or therein not misleading. There is no fact presently known to Borrower which has not been disclosed to Lender and which could reasonably be expected to have a Material Adverse Effect.

Section 6.13 **Single Purpose Entity**. Borrower is and has at all times since its respective formation been a Single Purpose Entity.

Section 6.14 **Property Specific Representations**.

(a) Borrower has good, marketable, insurable and indefeasible fee simple title to the Project, subject to no Liens or other encumbrances except (i) those contained in the Title Policy, and all of the encumbrances set forth therein are in full force and effect and there are no defaults thereunder, (ii) the Lien of property taxes not yet due and payable or being contested in accordance with this Agreement, (iii) other Liens in favor of Lender, (iv) mechanics', materialmen's' or similar Liens being contested in accordance with this Agreement, and (v) the rights of tenants under the Leases (including, without limitation, the rights of Existing Tenant under the Existing Lease).

(b) The Project complies with all applicable zoning ordinances and no special use permits are required for the continued use of the Project for its current use that have not been obtained.

(c) The Project has adequate parking (if any) to comply with all applicable Legal Requirements.

(d)   The Project has been completed in a good and workmanlike manner, in accordance with the Leases and all applicable Legal Requirements, and all amounts owing in connection therewith have been paid-in-full. The construction obligations under the Leases, if any, have been fully-performed and no additional construction or work is required thereunder. As of the date hereof, no construction or renovation work or other work which could give rise to mechanics' liens rights with respect to the Project has been commenced.

Section 6.15   **Taxpayer I.D. Number**. Borrower's U.S. taxpayer identification number is [****].

Section 6.16   **Organization I.D. Number**. Borrower's organization identification number is [****].

Section 6.17   **Legal Name**. Borrower's exact legal name, as that name appears on its Certificate of Formation, is as set forth on the first page hereof.

Section 6.18   **Use of Proceeds**. Borrower is borrowing the Loan for its own use and not as an agent for any third party and for only lawful purposes.

Section 6.19   **Reserved**.

Section 6.20   **Financial Statements**. All financial statements or certifications (as applicable) furnished to Lender by or on behalf of Borrower, any Affiliate of Borrower and Guarantor are true, correct and complete in all material respects as of the respective dates thereof and all other written information previously prepared and furnished by Borrower, any Affiliate of Borrower and Guarantor to Lender in connection with the Loan are true, complete and correct in all material respects and do not fail to state any material fact necessary to make the statements made not misleading.

Section 6.21   **Financial Condition**. No Material Adverse Change has occurred since the date of the most recent financial statement and/or certification provided by each Loan Party to Lender. The Loan Parties are (and after giving effect to the transactions contemplated by this Agreement and the other Loan Documents will be) solvent.

Section 6.22   **Management Agreement**. The Management Agreement is in full force and effect and there is no default thereunder by any party thereto and no event has occurred that, with the passage of time and/or giving of notice, would constitute a default thereunder. Borrower has provided to Lender a true, correct and complete copy of the Management Agreement and all amendments thereto.

Section 6.23   **Reserved**.

Section 6.24   **CFIUS**. Either (a) the Loan is not a Covered Transaction and Borrower's acquisition of the Project was not a Covered Transaction, or (b) Borrower has previously obtained CFIUS Approval with respect to the Loan and Borrower's acquisition of the Project.

Section 6.25   **Cash Management**.

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(a)   This Agreement, together with the other Loan Documents, create a valid and continuing security interest (as defined in the Uniform Commercial Code of the State of New York) in the Lockbox Account and Cash Management Account in favor of Lender, which security interest is prior to all other Liens, other than Permitted Encumbrances (as defined in the Mortgage), and such security interest in the Lockbox Account and Cash Management Account is enforceable as such against creditors of and purchasers from Borrower. Other than in connection with the Loan Documents and except for Permitted Encumbrances, Borrower has not sold, pledged, transferred or otherwise conveyed the Lockbox Account and Cash Management Account.

(b)   Each of the Lockbox Account and Cash Management Account constitutes "deposit accounts" and/or "securities accounts" within the meaning of the Uniform Commercial Code of the State of New York;

(c)   Pursuant and subject to the terms hereof and the other applicable Loan Documents, the Depositary Bank has agreed to comply with all instructions originated by Lender, without further consent by Borrower, directing disposition of the Lockbox Account and all sums at any time held, deposited or invested therein, together with any interest or other earnings thereon, and all proceeds thereof (including proceeds of sales and other dispositions), whether accounts, general intangibles, chattel paper, deposit accounts, instruments, documents or securities;

(d)   The Lockbox Account is not in the name of any Person other than Borrower, as pledgor, or Lender, as pledgee. Borrower has not consented to the Depositary Bank complying with instructions with respect to the Lockbox Account from any Person other than Lender; and

(e)   The Project is not subject to any cash management system (other than pursuant to the Loan Documents and the Management Agreement), and any and all existing tenant instruction letters issued in connection with any prior financing have been duly terminated on or prior to the date hereof.

ARTICLE 7

FINANCIAL REPORTING

Section 7.1   **Financial Statements**.

(a)   Quarterly Reports. Within forty-five (45) days after the end of each calendar quarter, Borrower shall furnish to Lender a current (as of the end of such calendar quarter) rent roll, together with a property-level operating statement (showing quarterly activity and year-to-date) stating Operating Revenues, Operating Expenses, Net Operating Income and Net Cash Flow for the calendar quarter just ended.

(b)   Annual Reports. Within ninety (90) days after the end of each calendar year, Borrower shall (i) furnish to Lender a detailed operating statement stating annual Operating Revenues, Operating Expenses, Net Operating Income and Net Cash Flow for each of Borrower and the Project, and (ii) cause Guarantor to deliver to Lender a certificate stating that Guarantor is in compliance with the Financial Covenants, which certificate, with an annual consolidated financial statement and other supporting documentation as filed with SEC, shall be in the form attached hereto as **Schedule 7.1(b)**. Each such annual consolidated financial statement of Guarantor shall be audited and certified by an independent public accountant, which may be Deloitte, any of the other "Big 4" accounting firms, or another accounting firm reasonably selected by the Board of Directors of Instil Bio, Inc.

(c)   Appraisals. Lender may, at its option, commission a new and/or updated Appraisal of the Project from time to time after the date hereof; provided, however, that Borrower shall only be required to reimburse Lender for such new and/or updated Appraisal if an Event of Default exists or if such Appraisal is required by applicable Legal Requirements.

(d)   Certification; Supporting Documentation.   Each such report and financial statement shall be in scope and detail reasonably satisfactory to Lender and shall be accompanied by a certificate of a duly authorized representative of Borrower, stating that such information is true, correct and complete and that, to the best of his or her knowledge, no Potential Default or Event of Default has occurred, or if a Potential Default or Event of Default has occurred, specifying the nature thereof and the action proposed to be taken with respect thereto.

Section 7.2   **Accounting Principles**. All financial statements shall be prepared in accordance with GAAP, such other basis of accounting as Lender reasonably approves in writing or as required by Legal Requirements.

Section 7.3   **Other Information**. Borrower shall deliver, or cause to be delivered, to Lender such additional information regarding Borrower, its subsidiaries, its business and the Project within thirty (30) days after Lender's reasonable request therefor.

Section 7.4   **Annual Budget**. At least thirty (30) days prior to the commencement of each fiscal year, Borrower will provide to Lender its proposed annual operating and capital improvements budget for the Project for such fiscal year for review and approval by Lender, not to be unreasonably withheld, conditioned or delayed.

Section 7.5   **Audits and Records**.

(a)   While an Event of Default exists, Lender shall have the right to choose and appoint a certified public accountant to perform financial audits with respect to the Project as it deems necessary, at Borrower's expense. Borrower shall permit Lender to examine such records, books and papers of Borrower which reflect upon its financial condition and the income and expense relative to the Project;

(b)   At any time during regular business hours upon prior notice, Borrower shall permit Lender and/or any of its agents or representatives (including any auditor chosen by Lender) to have access to, and to examine, all of Borrower's books and records, including, without limitation, those relating to the ownership, development, management, leasing and/or operation of the Project; and

(c)   Borrower shall permit Lender to copy and make abstracts from any and all of Borrower's books and records relating to the Project.

Section 7.6   **Annual Ownership Report**. Within ten (10) days after Lender's request, Borrower shall deliver to Lender a certification that the then-current organizational chart of Borrower, which shall be attached to such certification and shall have the same level of detail as provided for in the form attached hereto as **Schedule 6.1(b)**, is true, correct and complete.

Section 7.7   **Electronic Submissions**. Subject to **Section 11.1** as to any approval, consent, demand, notice or, request, any budgets, reports, statements, rent rolls, leasing reports, sales reports and/or other information required to be submitted by Borrower or its agents, contractors or employees to Lender under this Agreement shall be delivered electronically via email in PDF format (and, with respect to rent rolls, in Excel format) , or made available at https://ir.instilbio.com and confirmed via email to Lender at the email address(es) from time to time to be designated by the relevant loan officer of Lender.

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ARTICLE 8

COVENANTS

In addition to Borrower covenants in **Article 4** of this Agreement, during the term of the Loan and so long as any Obligations are outstanding, Borrower covenants and agrees with Lender as follows:

Section 8.1   **Due on Sale and Encumbrance; Transfers of Interests**.

    (a)   Without the prior approval of Lender, which may be withheld in its sole and absolute discretion, the Loan shall become due and payable upon the occurrence of any Transfer (other than a Permitted Transfer or Above the Fund Transfer).

    (b)   With respect to any and all Transfer(s) other than Above the Fund Transfers, if such Transfer is of five percent (5%) or more of the direct or indirect interests in Borrower (or such lesser percentage as may be required from time to time under applicable Legal Requirements), Borrower shall provide Lender with (i) prior notice of such Transfer (or if no Loan Party had prior notice of such Transfer, promptly upon any Loan Party having such knowledge), (ii) sufficient information about the transferee so that Lender may fulfill its "know your customer" requirements (which, by way of example, may include the receipt and review of copies of operating agreements, by-laws, partnership agreements, articles of incorporation, articles of organization, certificates of formation, certificates of good standing, W-9 forms, updated organizational charts, valid governmental forms of identification and such other information or documentation reasonably required by Lender with respect to such "know your customer" requirements) and (iii) such other information or documentation reasonably required by Lender from time to time with respect to such "know your customer" requirements. Any Transfer (including a Permitted Transfer, but excluding an Above the Fund Transfer) shall be conditioned upon Lender's confirmation (which confirmation shall not be unreasonably delayed) that such transferee is neither a Sanctioned Party, a Prohibited Person or a restricted person described in **Article 13**, failing which such Transfer shall be void *ab initio*.

    (c)   Nothing contained in this **Section 8.1** shall limit the prohibitions contained in **Article 13**, nor shall any Transfer involve a Person (i) with whom Lender is adverse in any pending litigation or arbitration, (ii) with whom Lender is prohibited by Legal Requirements from conducting business, or (iii) is a Sanctioned Party or a Prohibited Person; *provided* clauses (i) and (ii) above shall not apply to an Above the Fund Transfer or Transfers to Persons who hold less than five percent (5%) the direct or indirect interests in Borrower.

    (d)   Notwithstanding anything in **Section 8.1(a)** and/or **Section 8.1(b)** to the contrary, Instil Bio, Inc. shall at all times retain the day-to-day control and management of Borrower, except as expressly permitted pursuant to a Permitted Transfer hereunder.

    (e)   Notwithstanding the provisions of this **Section 8.1**, if no Potential Default or Event of Default exists (or could reasonably be expected to be created as a result of a proposed transfer), Lender shall permit, in a transaction approved by Lender in its sole discretion, one (1) transfer or sale of the Project during the term of the Loan, without an increase in the rate of interest payable under the Note or any other material changes in the Loan Documents, provided that each of Borrower and the proposed transferee satisfies all conditions set forth in the Loan Documents, including without limitation the following: (i) Lender shall receive a written request for its approval at least ninety (90) days before the proposed transfer, which request shall specify the identity of the proposed transferee, the purchase price and other terms of the transaction, shall include a copy of the proposed contract of sale, and shall be accompanied by the financial statements, tax returns, and organizational documents of the proposed transferee and its principals

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and any other documents or information required by Lender (including without limitation, all information required by Lender to satisfy its "know your customer" requirements); (ii) the transferee shall expressly, unconditionally and fully assume, without modification, the Note, each of the other Loan Documents, and all obligations and liabilities thereunder, which assumption shall be in form and substance satisfactory to Lender in its sole discretion; (iii) the transferee and its ownership structure, reputation, financial strength, credit history, demonstrated property management expertise (or property manager of the proposed transferee) and principals are each satisfactory to Lender in its sole discretion; (iv) a replacement guarantor that satisfies the Financial Covenants and is otherwise acceptable to Lender shall execute an Indemnity Agreement, a Recourse Indemnity, and any other Loan Documents executed by Guarantor, in the form originally executed by Guarantor; (v) Borrower and Guarantor shall retain liability under the Loan Documents for matters arising before or in connection with the transfer; (vi) Borrower or the transferee pays to Lender at or prior to the time of transfer a sum equal to one percent (1.0%) of the Principal Balance, together with all of Lender's out-of-pocket costs and expenses incurred in connection with the proposed transfer, including reasonable attorneys' fees; (vii) Borrower provides to Lender a true and correct copy of the as-recorded deed or other instrument by which such transfer is made and such Appraisals, Site Assessments, property condition reports and other third party reports as Lender reasonably requires; (viii) Borrower provided to Lender a letter authorizing transfer to the transferee of any Reserve Funds then on deposit with Lender; (ix) Lender receives satisfactory evidence from the proposed transferee of all insurance required under this Agreement; (x) Lender receives an endorsement to the Title Policy insuring the continued validity and priority of the Mortgage following the assumption and such other endorsements as Lender requires, without any new exceptions other than those approved by Lender in writing; and (xi) the transferee provides to Lender such opinions as it requires as a condition to approving the transfer. Notwithstanding anything to the contrary herein, the provisions of this Agreement relating to Permitted Transfers are and shall remain personal to the original Borrower under this Agreement only, are not transferable or assignable, and are inapplicable to any successor or transferee of Borrower pursuant to this **Section 8.1(e)** or otherwise.

Section 8.2   **Taxes; Charges**. Subject to Section 2.6(d), Borrower shall pay before any fine, penalty, interest or cost may be added thereto, and shall not enter into any agreement to defer, any real estate taxes and assessments, franchise taxes and charges, and other governmental charges that may become a Lien upon the Project or become payable during the term of the Loan, and will promptly furnish Lender with evidence of such payment. Borrower shall not suffer or permit the joint assessment of the Project with any other real property constituting a separate tax lot or with any other real or personal property. Borrower shall pay when due all claims and demands of mechanics, materialmen, laborers and others which, if unpaid, might result in a Lien on the Project; however, Borrower may contest the validity of such claims and demands, or the validity of any real estate taxes and assessments, franchise taxes and charges, and other governmental charges, so long as (a) Borrower notifies Lender that it intends to contest such claim, demand or imposition, (b) Borrower pays any contested amount under protest, or furnishes the security as may be required in the proceeding pursuant to Legal Requirements or, if no such security has been furnished, provides Lender with an indemnity, surety or bond reasonably satisfactory to Lender, and (c) Borrower is diligently contesting the same by appropriate legal proceedings in good faith and at its own expense and concludes such contest prior to the thirtieth (30th) day preceding the earlier to occur of the Maturity Date or the date on which the Project is scheduled to be sold for non-payment.

Section 8.3   **Property Management**. Borrower has entered into the Management Agreement and shall not terminate, replace or appoint any property manager (other than Property Manager) or terminate or amend such management agreement for the Project without Lender's prior approval not to be unreasonably withheld, conditioned or delayed. Each property manager shall hold and maintain all necessary licenses, certifications and permits required by law. Borrower shall fully perform all of its covenants, agreements and obligations under the management agreement in all material respects. Without

Lender's prior approval, no management fee payable to a property manager may exceed three percent (3.0%) of Operating Revenues.

Section 8.4   **Operation; Maintenance; Inspection; Alterations**.

(a)   Borrower shall observe and comply in all material respects with all Legal Requirements applicable to the ownership, use and operation of the Project. Borrower shall not initiate or consent to any zoning reclassification of any portion of the Project or seek any variance under any existing zoning ordinance or use or permit the use of any portion of the Project in any manner that could reasonably be expected to result in such use becoming a non-conforming use under any zoning ordinance or any other applicable Legal Requirements without the prior written consent of Lender. Borrower shall maintain or cause the tenant(s) to maintain the Project in good condition and promptly repair any damage or casualty. Subject to the rights of tenants under the Leases, Borrower shall permit Lender and its agents, representatives and employees, upon reasonable prior notice to Borrower (except that in the event of an emergency, no advance notice shall be necessary), to inspect the Project and conduct such environmental and engineering studies as Lender may reasonably require, provided such inspections and studies do not materially interfere with the use and operation of the Project or violate the terms of any Lease.

(b)   Borrower shall obtain Lender's prior consent to any alterations of any portion of the Project. Notwithstanding the foregoing, Lender's prior consent for an alteration shall not be required unless the estimated cost thereof exceeds $250,000.00 (the "**Alterations Threshold**"). No approval shall be required for (and the above-specified Alterations Threshold shall exclude) alterations (i) required by applicable Legal Requirements, (ii) pursuant to any Lease existing as of the date hereof or (iii) that are non-structural, such as carpeting or painting.

(c)   Any request for Lender's prior consent to an alteration that is required under this Agreement shall be delivered to Lender together with all materials reasonably determined by Borrower to be necessary for Lender to evaluate such request. Borrower shall promptly reimburse Lender for its out-of-pocket costs and expenses reasonably incurred in reviewing any such request.

(d)   Borrower shall not permit any reservations, exceptions, encroachments, easements, rights of way, covenants, conditions, restrictions or other title exceptions or encumbrances to affect the Project, other than those listed in the Title Policy.

(e)   Borrower covenants to use and maintain the Project solely for Life Science Uses. Borrower may change such purpose of the Project only with the prior written consent of Lender, which Lender may grant or withhold in its discretion.

Section 8.5   **Taxes on Security**. Borrower shall pay all taxes, charges, filing, registration and recording fees, excises and levies payable with respect to the Note or the Liens created or secured by the Loan Documents, other than Excluded Taxes, Taxes imposed on (or measured by) net income (however denominated), franchise Taxes, and branch profits or similar Taxes imposed on Lender (in the case of Taxes, to the extent set forth in **Schedule 2.5**). If there shall be enacted any Legal Requirements (a) deducting the Loan from the value of the Project for the purpose of taxation, (b) affecting any Lien on the Project, or (c) changing existing Legal Requirements of taxation of mortgages, deeds of trust, security deeds, or debts secured by real property, or changing the manner of collecting any such taxes, Borrower shall promptly pay to Lender, on demand, all taxes, costs and charges for which Lender is or may be liable as a result thereof and, in the case of Taxes, to the extent set forth in **Schedule 2.5**, that (i) this **Section 8.5** shall not apply to Taxes imposed on (or measured by) net income (however denominated), franchise Taxes, and branch profits or similar Taxes imposed on Lender and (ii) if such payment would be prohibited by

Legal Requirements or would render the Loan usurious, then instead of collecting such payment, Lender may declare all amounts owing under the Loan Documents to be due and payable within ninety (90) days.

Section 8.6   **Legal Existence; Name; Organizational Documents**.

(a)   Each Loan Party that is not an individual shall preserve and keep in full force and effect its entity status, franchises, rights and privileges under the Legal Requirements of the state of its formation and in every state in which it does business, and all qualifications, licenses and permits applicable to the ownership, use and operation of the Project. No Loan Party (other than Guarantor) shall (i) wind up, liquidate, dissolve, reorganize, merge, or consolidate with or into, engage in or permit any Division, or convey, sell, assign, transfer, lease, or otherwise dispose of all or substantially all of its assets to, or acquire all or substantially all of the assets of the business of, any Person, or permit any subsidiary or Affiliate of Borrower to do so, or (ii) divide into multiple entities or series pursuant to Section 18-217 of the Delaware Limited Liability Act, as amended, or otherwise or other similar Legal Requirements of the jurisdiction where such Loan Party is organized. Guarantor shall not (i) wind up, liquidate, dissolve, engage in or permit any Division, or (ii) divide into multiple entities or series pursuant to Section 18-217 of the Delaware Limited Liability Act, as amended, or otherwise or other similar Legal Requirements of the jurisdiction where such Loan Party is organized. Notwithstanding the provisions of **Section 8.6(a)(i)**, no Event of Default shall occur as a result of any reorganization, merger or consolidation of Guarantor so long as, following such event, Guarantor is in compliance with the Financial Covenants.

(b)   Borrower and each general partner, manager or managing or sole member, as the case may be, in Borrower (other than Guarantor) shall conduct business only in its own name and shall not change its name, identity, or organizational structure, or the location of its chief executive office or principal place of business unless Borrower (i) shall have obtained the prior consent of Lender to such change, and (ii) shall have taken all actions necessary or requested by Lender to file or amend any financing statement or continuation statement to assure perfection and continuation of perfection of security interests under the Loan Documents.

(c)   Borrower shall not, nor shall it permit any general partner, manager or managing member, as the case may be, of Borrower, if any, to, amend Borrower's organizational documents without the prior consent of Lender, and Borrower shall maintain its separateness as an entity, including maintaining separate books, records, and accounts and observing corporate and partnership formalities independent of any other entity, shall pay its obligations with its own funds and shall not commingle funds or assets with those of any other entity. For the avoidance of doubt, the foregoing shall not be deemed to prohibit Guarantor from amending Guarantor's organizational documents.

Section 8.7   **Affiliate Transactions**. Without the prior consent of Lender, Borrower shall not enter into any contracts affecting the Project with an Affiliate of Borrower.

Section 8.8   **Limitation on Other Debt**. Borrower (and each general partner in Borrower, if any) shall not, without the prior consent of Lender, incur any Debt other than Permitted Debt.

Section 8.9   **Further Assurances**. Borrower shall promptly (a) cure any defects in the execution and delivery of the Loan Documents, and (b) (x) other than with respect to the Notes(s), execute and deliver, or cause to be executed and delivered, all such other documents, agreements and instruments as Lender may reasonably request to further evidence and more fully describe the collateral for the Loan, to correct any omissions in the Loan Documents, to perfect, protect or preserve any Liens created under any of the Loan Documents, or to make any recordings, file any notices, or obtain any consents, as may be necessary or appropriate in connection therewith and to consummate fully the transaction contemplated under this Agreement and the other Loan Documents, and/or correct any discrepancies or defects in connection with any releases of liens or security interest, or (y) with respect to the Note(s), Lender may require Borrower to execute a reaffirmation in the form of a replacement note in connection with (i) assignments of a Lender's interest in the Loan, (ii) changes to any A/B Notes structure, or (iii) if Lender informs Borrower in writing that a Note was lost, stolen, destroyed or mutilated and Lender delivers a "lost note affidavit" in its customary form (which, for avoidance of doubt shall not require indemnity by Lender).

Section 8.10   **Estoppel Certificates**.

(a)   Borrower, within ten (10) Business Days after request, shall furnish to Lender a statement, duly acknowledged, setting forth the amount due on the Loan, the terms of payment of the Loan, the date to which interest has been paid, whether any offsets or defenses exist against the Loan and, if any are alleged to exist, the nature thereof in detail, and stating that no Potential Default or Event of Default has occurred, or if a Potential Default or an Event of Default has occurred, specifying the nature thereof and the action proposed to be taken with respect thereto, and such other matters as Lender reasonably may request.

(b)   Borrower, within ten (10) Business Days after request, shall furnish to Lender a statement, duly acknowledged, indicating any changes to the accuracy of the representations contained in **Section 4.1** and/or in **Article 6**.

Section 8.11   **Notice of Certain Events**.   Borrower shall promptly notify Lender of (a) any Potential Default or Event of Default, together with a detailed statement of the steps being taken to cure such Potential Default or Event of Default; (b) any notice of default received by Borrower under other obligations relating to the Project or otherwise material to Borrower's business; (c) threatened or pending legal, judicial or regulatory proceedings, including any dispute between Borrower and any Governmental Authority, affecting Borrower or the Project; and (d) any event or circumstance resulting in, or which would reasonably be expected to result in, a Material Adverse Effect.

Section 8.12   **Indemnification**.   Borrower shall defend, indemnify (with counsel acceptable to Lender) and hold harmless each of the Lender Indemnified Parties from and against any and all Claims, Losses and Expenses, ***including those arising from the joint, concurrent, or comparative negligence of any Lender Indemnified Parties***, in connection with (a) any inspection, review or testing of or with respect to the Project, (b) any investigative, administrative, mediation, arbitration, or judicial proceeding, whether or not any Lender Indemnified Parties are designated a party thereto, commenced or threatened at any time (including after the repayment of the Loan) in any way related to the execution, delivery or performance of any Loan Document or to the Project, (c) any claim, demand, action or proceeding instituted by any Person claiming a Lien, and (d) any brokerage commissions or finder's fees claimed by any broker or other party in connection with the Loan, the Project, or any of the transactions contemplated in the Loan Documents, except to the extent that such loss or damage results from the gross negligence or willful misconduct of Lender or any Lender Indemnified Party.   Borrower shall have no liability under this **Section 8.12** for Excluded Taxes, Taxes imposed on (or measured by) net income (however denominated), franchise Taxes, and branch profits or similar Taxes imposed on Lender, other than any such Taxes relating to indemnification for amounts other than such Taxes.   This **Section 8.12** shall survive the satisfaction of the Obligations in accordance with **Section 11.18**.

Section 8.13   **Compliance With Legal Requirements**.   Borrower shall fully, faithfully and punctually comply (and shall cause all lessees and other Persons that occupy or enter upon the Project at all times so to comply) in all material respects with all Legal Requirements and Orders of any Governmental Authority having jurisdiction over Borrower or the Project now or hereafter in effect (including any of the foregoing that heretofore have been promulgated but which are not yet in effect), in each instance as modified, amended, renewed and/or extended, which are applicable to Borrower, to the Project or any

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portion thereof, to the use, manner of use, occupancy, possession, condition, operation, maintenance, alteration, repair, replacement, or restoration of the Project or any portion thereof or to the conduct of Borrower's business at the Project ("**Requirements**"), including, without limitation, Requirements that, if violated, would cause the Project or a part thereof to be subject to forfeiture or a Lien. Notwithstanding the foregoing, Borrower may contest the validity of such Requirements so long as (a) Borrower notifies Lender that it intends to contest the same, (b) Borrower is diligently contesting the same by appropriate legal proceedings in good faith and at its own expense, and (c) such contest will not subject Borrower, any Borrower Party or the Project to any potential civil or criminal liability or any Lien. During the term of the Loan, Borrower shall (and shall cause the holders of direction and/or indirect, legal and/or beneficial interest in Borrower to) (i) within five (5) days of receipt of the same, notify Lender and provide Lender with a copy of, any inquiry received from CFIUS or any other Governmental Authority related to Borrower's acquisition of the Project, (ii) make any filing requested by CFIUS related to Borrower's acquisition of the Project, (iii) cooperate with, and fully respond to any inquiries received from, CFIUS or any Governmental Authority related to CFIUS's review and/or investigation (the "**CFIUS Review**") related to Borrower's acquisition of the Project, in each case within the time permitted by CFIUS or such Governmental Authority, as applicable, and (iv) subject to the terms and conditions hereof, take any mitigation measures requested by CFIUS and/or any Governmental Authority in connection with the CFIUS Review.

Section 8.14   **Single Purpose Covenants**.

(a)   Borrower shall at all times be a Single Purpose Entity. For the purpose of this Agreement a "**Single Purpose Entity**" means a Person which shall at all times: (i) exist solely for the purpose of, and not engage in any business or activity other than, the owning, operating, financing, leasing and otherwise dealing with the Project, and activities incidental thereto; (ii) not acquire or own any assets other than the Project and such incidental personal property as may be necessary for the ownership and operation thereof; (iii) not incur any Debt, secured or unsecured, direct or contingent (including guaranteeing any obligation) other than as expressly permitted by this Agreement; (iv) maintain its books and records separate from any other Person (except that such Borrower's financial position, assets, results of operations and cash flows may be included in the consolidated financial statements of an Affiliate of Borrower in accordance with GAAP, provided that any such consolidated financial statements do not suggest in any way that such Borrower's assets are available to satisfy the claims of its affiliate's creditors); (v) maintain its bank accounts separate from any other Person; (vi) conduct business in its own name; (vii) hold all of its assets in its own name and not commingle its assets with those of any other Person; (viii) maintain its financial statements, accounting records and other entity documents separate from any other Person (except that such Borrower's financial statements may be included in the consolidated financial statements of an Affiliate of Borrower in accordance with GAAP, provided that any such consolidated financial statements do not suggest in any way that such Borrower's assets are available to satisfy the claims of its affiliate's creditors); (ix) intend to remain solvent and pay its own liabilities and expenses (including, without limitation, salaries of its own employees) only out of its own funds; provided, however, that the foregoing shall not require Borrower's members, partners or shareholders to make additional capital contributions to Borrower; (x) observe all organizational formalities necessary to maintain its separate existence, and not fail to preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the applicable Legal Requirements of the jurisdiction of its organization or formation; (xi) except for capital contributions or capital distributions permitted under the terms and conditions of Borrower's organizational documents and properly reflected on its books and records, not enter into or be party to any transaction with its partners, members, stockholders or Affiliates except in the ordinary course of its business and on terms and conditions that are intrinsically fair, commercially reasonable and are no less favorable to Borrower than would be obtained in a comparable arms-length transaction with an unaffiliated third party; (xii) maintain a sufficient number of employees in light of its contemplated business operations; provided, however, that the foregoing shall not require Borrower's members, partners or shareholders to make additional capital contributions to Borrower;

(xiii) not guarantee or become obligated for the debts of any other Person; (xiv) not (1) hold out its credit as being available to satisfy the obligations of any other Person or otherwise pledge its assets to secure the obligations of any other Person or (2) hold out its credit or assets as being available to satisfy the obligations of any other Person or (3) make any loans or advances to any Person, or (4) own any stock or securities of, any Person, or (5) buy or hold evidence of indebtedness issued by any other Person, or (6) own any subsidiary, or make any investment in, any Person; (xv) not acquire obligations or securities of its partners, members, stockholders or other Affiliates, as applicable; (xvi) allocate fairly and reasonably any shared expenses (including, without limitation, office space and services performed by an employee of an Affiliate) with any other Person; (xvii) use separate stationery, invoices, and checks bearing its own name; (xviii) not pledge its assets for the benefit of any other Person or make any loans or advances to any Person; (xix) hold itself out as a separate and distinct entity under its own name and not as a division or part of any Person; (xx) correct any known misunderstanding regarding its separate and distinct identity; (xxi) intend to maintain adequate capital in light of its contemplated business obligations; provided, however, that the foregoing shall not require Borrower's members, partners or shareholders to make additional capital contributions to Borrower; (xxii) (1) comply in all respects with the provisions of its organizational documents and (2) not amend, modify, terminate or fail to comply with the provisions of its organizational documents, in each case without the prior written consent of Lender; (xxiii) not, to the fullest extent permitted by Legal Requirements, (1) dissolve or liquidate or consolidate or terminate or transfer or otherwise dispose of all or substantially all of its assets or change its legal structure or merge with or into any other entity in whole or in part, or (2) engage in or permit any Division, or (3) take any Material Action or action that might cause such entity to become insolvent, in each case, without the unanimous written consent of all of its partners or members, as applicable, and the written consent of all directors or managers of Borrower including, without limitation, the Independent Director; (xxiv) not maintain its assets in such a manner that it will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person; (xxv) not fail to (1) file its own tax returns separate from those of any other Person, except to the extent that Borrower is treated as a "disregarded entity" or part of a consolidated (or combined) group for tax purposes and is not required to file its own tax returns under applicable Legal Requirements and (2) pay any taxes required to be paid under applicable Legal Requirements; provided, however, that Borrower shall not have any obligation to reimburse its equityholders or their Affiliates for any taxes that such equityholders or their Affiliates may incur as a result of any profits or losses of Borrower; (xxvi) not have any of its obligations guaranteed by an Affiliate, except as contemplated by the Loan Documents; (xxvii) not identify itself as a department or division of any other Person; (xxviii) intentionally deleted; and (xxix) have organizational documents that provide that (1) upon the occurrence of any event that causes the last remaining member of Borrower ("**Member**") to cease to be the member of Borrower (other than (x) upon an assignment by Member of all of its limited liability company interest in Borrower and the admission of the transferee in accordance with the Loan Documents and Borrower's operating agreement, or (y) the resignation of Member and the admission of an additional member of Borrower in accordance with the terms of the Loan Documents and Borrower's operating agreement), the personal representative of Member shall, within ninety (90) days, agree in writing to continue the existence of Borrower and to the admission of such personal representative or its nominee or designee, as the case may be, as a substitute member of Borrower, effective as of the occurrence of the event that caused Member to cease to be a member of Borrower, and any Person acting as the Independent Director of Borrower shall, without any action of any other Person and simultaneously with the Member ceasing to be the member of Borrower, automatically be admitted to Borrower ("**Special Member**") and shall continue Borrower's existence without dissolution and (2) Special Member may not resign from Borrower or transfer its rights as Special Member or be removed as Special Member unless (x) a successor Special Member has been admitted to Borrower as Special Member in accordance with requirements of the Act and (y) such successor Special Member has also accepted its appointment as the Independent Director. Borrower's organizational documents shall further provide that (v) Special Member shall automatically cease to be a member of Borrower upon the admission to Borrower of a substitute Member, (w) pursuant to Section 18-301 of the Act, Special Member shall be a member of Borrower that has no interest in the profits, losses and capital of Borrower and has no right to receive any distributions of Borrower assets, (x) pursuant to Section 18-301 of the Act, Special Member shall not be required to make any capital contributions to Borrower and shall not receive a limited liability company interest in Borrower, (y) Special Member, in its capacity as Special Member, may not bind Borrower and (z) except as required by any mandatory provision of the Act, Special Member, in its capacity as Special Member, shall have no right to vote on, approve or otherwise consent to any action by, or matter relating to, Borrower, including, without limitation, the merger, Division, consolidation or conversion of Borrower; provided, however, such prohibition shall not limit the obligations of Special Member, in its capacity as Independent Director, to vote on such matters required by Borrower's operating agreement. In order to implement the admission to Borrower of Special Member, Special Member shall execute a counterpart to Borrower's operating agreement. Prior to its admission to Borrower as Special Member, Special Member shall not be a member of Borrower. Neither Borrower nor any member or Affiliate of Borrower may remove an Independent Director or Special Member without Lender's prior consent. Any action initiated by or brought against Member or Special Member under any Creditors Rights Law shall not cause Member or Special Member to cease to be a member of Borrower and upon the occurrence of such an event, the existence of Borrower shall continue without dissolution. Borrower's operating agreement shall also provide that each of Member and Special Member waives any right it might have to agree in writing to dissolve Borrower upon the occurrence of any action initiated by or brought against Member or Special Member under any Creditors Rights Law, or the occurrence of an event that causes Member or Special Member to cease to be a member of Borrower. The organizational documents of Borrower shall provide an express acknowledgment that Lender is an intended third party beneficiary of the "special purpose" provisions of such organizational documents. For the avoidance of doubt, compliance with the immediately preceding six sentences shall also comprise elements of the definition of "**Single Purpose Entity**."

(b) The organizational documents of Borrower (where Borrower is a corporation or a single member limited liability company formed under the Act) shall include the following provisions: (i) at all times there shall be, and Borrower shall cause there to be, at least one (1) Independent Director; (ii) the board of directors or managers of Borrower shall not take any Material Action which, under the terms of any certificate of incorporation, by laws, voting trust agreement with respect to any common stock, articles of organization or operating agreement requires unanimous vote of the board of directors or managers of Borrower or Borrower's sole member, as applicable, unless at the time of such action there shall be at least one member of the board of directors or managers who is an Independent Director; (iii) Borrower shall not, without the unanimous written consent of its board of directors or managers, including the Independent Director, or its sole member and the Independent Director, as applicable, on behalf of itself or Borrower, as the case may be, take any Material Action or any action that might cause such entity to become insolvent, and when voting with respect to such matters, the Independent Director shall, to the fullest extent permitted by law, including Section 18-1101(c) of the Act, and notwithstanding any duty otherwise existing at law or in equity, consider only the interests of Borrower (including its creditors), and except for its duties to Borrower with respect to voting on matters as set forth immediately above (which duties shall extend to the constituent equity owners of Borrower solely to the extent of their respective economic interests in Borrower but shall exclude (1) all other interests of such constituent equity owners, (2) the interests of other affiliates of Borrower, and (3) the interests of any group of affiliates of which Borrower is a part), the Independent Director shall not have any fiduciary duties to such constituent equity owners, any officer or any other Person; provided, however, the foregoing shall not eliminate the implied contractual covenant of good faith and fair dealing; and (iv) no Independent Director of Borrower may be removed or replaced other than as a result of an Independent Director Event, and (except in the case of the death, incapacity or resignation of the Independent Director) any such removal or replacement shall not occur unless Borrower provides Lender with not less than five (5) Business Days' prior written notice of (1) any proposed removal of an Independent Director, together with a statement as to the reasons for such removal, and (2) the identity of the proposed replacement Independent Director, together with a certification that such replacement satisfies the requirements set forth in the organizational documents for an

Independent Director; provided, however, no resignation or removal of an Independent Director shall be effective until a successor Independent Director is appointed and has accepted his or her appointment.

Section 8.15   **Cooperation**.

(a)   Borrower acknowledges that Lender and its successors and assigns may without notice to or consent from Borrower (i) sell this Agreement, the Mortgage, the Note, the other Loan Documents, and any and all servicing rights thereto to one or more investors as a whole loan, (ii) participate the Loan to one or more investors, (iii) deposit this Agreement, the Note and the other Loan Documents with a trust, which trust may sell certificates to investors evidencing an ownership interest in the trust assets, or (iv) otherwise sell or encumber the Loan or interests therein to investors (the transactions referred to in clauses (i) through (iv) are hereinafter each referred to as a "**Secondary Market Transaction**"). Borrower shall reasonably cooperate with Lender in effecting any such Secondary Market Transaction and shall reasonably cooperate to implement all requirements imposed by any rating agency involved in any Secondary Market Transaction. Borrower further agrees that Lender may, without any notice to or consent from Borrower, disseminate to any such actual or potential purchaser(s), assignee(s), investor(s), lender(s), trust(s), or participant(s) all documents and information (including all financial information) which has been or is hereafter provided to or known to Lender with respect to: (a) the Project and its operation; (b) any party connected with the Loan (including Borrower, any Borrower Party, any partner of Borrower or any Borrower Party, any constituent partner or member of Borrower or any Borrower Party), and/or (c) any lending relationship other than the Loan which Lender may have with any party connected with the Loan. Borrower shall provide such information and documents (and updated information and documents) relating to Borrower, Guarantor and the Project as Lender may reasonably request in connection with such Secondary Market Transaction, together with such opinion(s) of counsel as Lender may reasonably request. In addition, Borrower shall make available to Lender all information concerning its business and operations that Lender may reasonably request. Lender shall be permitted to share all such information with the investment banking firms, rating agencies, accounting firms, law firms and other third-party advisory firms involved with the Loan and the Loan Documents or the applicable Secondary Market Transaction. It is understood that the information provided by Borrower to Lender may ultimately be incorporated into the offering documents for the Secondary Market Transaction and thus various investors may also see some or all of the information. Lender and all of the aforesaid third-party advisors and professional firms shall be entitled to rely on the information supplied by Borrower. Borrower also agrees to execute any amendment of or supplement to this Agreement and the other Loan Documents as Lender may reasonably request in connection with any Secondary Market Transaction, provided that such amendment or supplement does not change any of the economic terms of the Loan or materially increase Borrower's non-monetary Obligations or materially diminish Borrower's rights under this Agreement and the other Loan Documents. Borrower shall not be responsible for any costs or expenses in connection with any Secondary Market Transaction, except that Borrower shall pay its own legal expenses in complying with requests made under this **Section 8.15**. In the event of any such sale, assignment, encumbrance, grant or participation, Lender and the parties to such transaction will share in the rights and obligations of Lender as set forth in the Loan Documents only as and to the extent they agree among themselves.

(b)   Lender shall have the right, at any time, to modify the Loan in order to create one or more notes of equal or varying priority and/or interest rates (including, without limitation, so-called "**A/B Notes**"); provided, that: (i) the Principal Balance of the Loan as of the effective date of such modification equals the Principal Balance of the Loan immediately prior to such modification; and (ii) the weighted average stated interest rate of all such notes on the date created shall equal the stated interest rates that were applicable to the Loan immediately prior to such modification of the Loan. Lender shall have the right to modify the Loan in accordance with this **Section 8.15(b)** upon notice to Borrower in which event such modification shall then be deemed effective. If requested by Lender, Borrower shall promptly execute an amendment to this Agreement, the Note and the other Loan Documents to evidence such modification;

provided that such amendment shall have no materially adverse tax consequences to Borrower or any of its direct or indirect owners, nor shall such amendment change any of the economic terms of the Loan or materially increase Borrower's non-monetary Obligations or materially diminish Borrower's rights under this Agreement and the other Loan Documents. Borrower shall not be responsible for Lender's costs and expenses incurred in connection with this **Section 8.15(b)**, provided that Borrower shall, at its own expense, cooperate with all reasonable requests of Lender in order to establish the "component" notes and shall execute and deliver such documents as shall reasonably be required by Lender in connection therewith.

(c)   The indemnity, defense and release obligations of Borrower under the Loan Documents (including under **Section 4.3** and **Section 8.12**) will also apply with respect to and in favor of any investor, trust, purchaser, assignee, lender or participant. Anything in this Agreement to the contrary notwithstanding, and without the need to comply with any of the formal or procedural requirements of this Agreement, including this **Section 8.15**, Lender may (without notice to Borrower and without payment of any fee) at any time and from time to time pledge and assign all or any portion of its rights under all or any of the Loan Documents to a Federal Reserve Bank or a Federal Home Loan Bank; provided that no such pledge or assignment will release Lender from its obligations thereunder. In the event Lender sells or assigns the Loan and the Loan Documents, Lender will endeavor to give Borrower notice thereof (without liability for failure to so deliver such notice). Notwithstanding the foregoing, provided that no Event of Default exists, Lender will not assign, pledge or otherwise transfer the Loan, in whole or in part, to Existing Tenant.

(d)   At the option of Lender, the Loan may be serviced by a master servicer, primary servicer, special servicer and/or trustee (any such master servicer, primary servicer, special servicer, and trustee, together with its agents, nominees or designees, are collectively referred to as "**Servicer**") selected by Lender and Lender may delegate all or any portion of its responsibilities under this Agreement and the other Loan Documents to Servicer pursuant to a pooling and servicing agreement, servicing agreement, special servicing agreement or other agreement providing for the servicing of one or more mortgage loans (collectively, the "**Servicing Agreement**") between Lender and Servicer. Borrower shall not be responsible for payment of the regular monthly master servicing fee or trustee fee due to Servicer under the Servicing Agreement or any fees or expenses required to be borne by, and not reimbursable to, Servicer. Notwithstanding the foregoing, Borrower shall promptly reimburse Lender on demand for (i) interest payable on advances made by Servicer with respect to delinquent debt service payments (to the extent charges are due under this Agreement and interest at the Default Rate actually paid by Borrower in respect of such payments is insufficient to pay the same) and expenses paid by Servicer or trustee in respect of the protection and preservation of the Project (including, without limitation, payments of Taxes and insurance premiums) and (ii) all of the following costs and expenses, liquidation fees, workout fees, special servicing fees, operating advisor fees or any other similar fees payable by Lender to Servicer: (A) as a result of an Event of Default or the Loan becoming specially serviced, an enforcement, refinancing or restructuring of the credit arrangements provided under this Agreement in the nature of a "work-out" of the Loan Documents or of any insolvency or bankruptcy proceeding; (B) any liquidation fees, workout fees, special servicing fees, operating advisor fees or any other similar fees that are due and payable to Servicer under the Servicing Agreement or the trustee, which fees may be due and payable under the Servicing Agreement on a periodic or continuing basis; (C) the costs of all property inspections and/or appraisals of the Project (or any updates to any existing inspection or appraisal) that Servicer or the trustee may be required to obtain (other than elective inspections and/or appraisals and the cost of regular annual inspections required to be borne by Servicer under the Servicing Agreement); or (D) any special requests made by Borrower or Guarantor during the term of the Loan including, without limitation, in connection with a prepayment, assumption or modification of the Loan.

Section 8.16   **Reserved**.

Section 8.17 **Financial Covenants**. Borrower shall cause Guarantor to maintain throughout the term of the Loan (a) a consolidated net worth of not less than $50,000,000.00 (exclusive of its interest in the Project), as reasonably determined by Lender, and (b) minimum liquidity of $17,100,000.00 (consisting only of available cash and/or readily marketable securities traded on a major U.S. domestic, public stock exchange). Lender shall test Guarantor's net worth, liquidity and contingent liabilities on an annual basis. The foregoing financial requirements and covenants imposed upon Guarantor are referred to in this Agreement as the "**Financial Covenants**." With respect to Guarantor's minimum liquidity, liquid assets shall be deemed to include only cash and cash equivalents, obligations of the U.S. government supported by its full faith and credit, certificates of deposit issued by commercial banks which at all times are rated in the highest short-term rating category by each Rating Agency, securities listed and traded on a recognized stock exchange or traded over the counter and listed in the National Association of Securities Dealers Automatic Quotations and liquid debt instruments that have a readily ascertainable value and are regularly traded in a recognized financial market, none of which liquid assets have been pledged, encumbered or otherwise restricted in use, including, without limitation, by operation of any applicable cash management system.

Section 8.18 **Reserved.**

Section 8.19 **Accounts**.

(a) Borrower represents, warrants and covenants that there are and shall be no deposit, securities or similar accounts (other than the Accounts and the Operating Account) maintained by Borrower or any other Person (other than Property Manager and Existing Tenant for their own accounts) with respect to the Project. Borrower shall promptly (i) deposit or cause to be deposited all Operating Revenues into the Lockbox Account and (ii) send a notice, substantially in the form of **Exhibit B**, to all tenants now or hereafter occupying space at the Project directing them to pay all sums due under their respective Leases (including, without limitation, rents and any lease termination payments) into the Lockbox Account.

(b) Borrower agrees that, until the Obligations are indefeasibly satisfied in full, neither Borrower nor any other Person shall (i) close the Lockbox Account, (ii) open any accounts for the operations of the Project except for the Accounts, the Operating Account, and any other accounts approved by Lender in its sole discretion (other than accounts maintained by Property Manager and/or Existing Tenant for their own accounts) or (iii) rescind, withdraw or change the directions sent pursuant to **Section 8.19(a)** without Lender's prior written consent. The foregoing shall not prohibit Borrower from opening, maintaining and utilizing one or more separate accounts for the disbursement or retention of funds that have been transferred to Borrower to the extent permitted under this Agreement and the other Loan Documents and provided that, prior to the use of such separate accounts, Borrower pledges and grants to Lender a security interest in all such funds and accounts as additional security for the Loan and enters into a control agreement(s) evidencing and/or securing such pledge as Lender shall require.

(c) Borrower hereby pledges and grants to Lender a security interest in the Lockbox Account, the other Accounts and in all such funds and accounts as additional security for the Obligations and shall enter into such control agreement(s) evidencing and/or securing such pledge as Lender shall require.

(d) Borrower acknowledges that if Depositary Bank sets off and/or charges the Lockbox Account for any fees or expenses, within fifteen (15) days of such set off or charge, Borrower shall deposit, or shall cause to be deposited, into the Lockbox Account an amount equal to such set off or charge.

(e)   During a Cash Sweep Period or Event of Default, Borrower shall provide to Lender electronic access to the Accounts.

Section 8.20   **ERISA**. Borrower shall not establish any pension plan for employees which would cause Borrower to be subject to the ERISA. However, the foregoing shall not prohibit Borrower from being a party to any collective bargaining agreement for its employees which provides for pension plan contributions.

Section 8.21   **No Cross-Default or Cross-Collateralization**.

(a)   Borrower shall not (i) enter into any agreement under which, the default by Borrower may result in a Potential Default or an Event of Default under this Agreement or any of the other Loan Documents, or (ii) grant a Lien on any of the collateral for the Obligations to secure any obligation of Borrower under any agreement with any Person other than Lender related to the Loan.

(b)   Borrower shall not be a party to, or be bound by, any so-called integrated cash management arrangement or similar treasury management agreement with any of its Affiliates or sponsors.

Section 8.22   **No Cessation of Business**. Borrower shall not cease, or threaten to cease, to carry on its business operations as they exist on the date hereof.

Section 8.23   **No Cash Distributions**. While an Event of Default or any Cash Sweep Period exists, Borrower shall not declare or pay any dividend or make any other distribution to its interest owners, directly or indirectly, issue any further ownership interests or alter any rights attaching to its issued ownership interests as at the date of this Agreement, or repay or redeem any of its invested capital. Any fees payable by Borrower to Guarantor, any of their respective affiliates, principals, partners, sureties or any related Person shall be subordinate to Debt Service on the Loan.

Section 8.24   **Reserved**.

Section 8.25   **Reserved**.

ARTICLE 9

EVENTS OF DEFAULT

Each of the following shall constitute an "**Event of Default**" under the Loan:

Section 9.1   **Payments**. Borrower's failure to pay (w) any regularly scheduled installment of principal due under this Agreement or the Note on its due date, (x) interest or other regularly scheduled amount due under this Agreement or the Loan Documents, (y) the Loan at the Maturity Date, whether by acceleration or otherwise, or (z) any other amount required to be paid by Borrower hereunder or under any of the other Loan Documents within the time periods applicable to any such payment after notice by Lender to Borrower as set forth herein or therein, or if no time period and/or notice period is expressly set forth, within five (5) Business Days after Lender's demand therefor.

Section 9.2   **Insurance**. (a) Borrower's failure to maintain insurance as required under **Section 3.1** of this Agreement or (b) in the event that a copy of the insurance policy with respect to a specific insurance coverage has not already been delivered to Lender, the failure of Borrower to deliver such insurance policy within thirty (30) days after the date hereof or (c) the failure of any certificate of insurance delivered to Lender to accurately reflect in any respect the insurance coverage provided under the insurance policy to which such certificate of insurance relates which inaccuracy Borrower fails to correct within five (5) Business Days after the earlier of Borrower's knowledge or Borrower's receipt of written notice of the same from Lender (provided that Borrower shall be entitled to such notice and cure period only if no casualty, damage, injury or other event which could give rise to a claim under policies of insurance required under **Section 3.1** if such insurance policies were in fact in place has occurred)..

Section 9.3 **Sale, Encumbrance, etc**. The Transfer of any part or all of the Project, or any interest therein, or of any interest in Borrower, in violation of **Section 8.1**.

Section 9.4 **Covenants**. Borrower's failure to perform or observe any of the agreements and covenants contained in this Agreement, the Indemnity Agreement or in any of the other Loan Documents, and the continuance of such failure for thirty (30) days after notice by Lender to Borrower; however, subject to any shorter period for curing any failure as specified in any of the other Loan Documents or required by Legal Requirements. Borrower shall have an additional sixty (60) days to cure such failure if (a) such failure does not involve the failure to make payments on a monetary obligation; (b) such failure cannot reasonably be cured within thirty (30) days; (c) Borrower is diligently undertaking to cure such default, and (d) Borrower has provided Lender with security reasonably satisfactory to Lender against any interruption of payment or impairment of collateral as a result of such continuing failure. The notice and cure provisions of this **Section 9.4** do not apply to the other Events of Default described in this **Article 9**.

Section 9.5 **Representations and Warranties**. Any certification, representation or warranty made in, or pursuant to, any Loan Document proves to be untrue in any material respect when made or deemed made; provided, however, (a) if (1) such representation or warranty that is false or misleading is inadvertent, immaterial and non-recurring, (2) if such falsehood is curable, and (3) Borrower (or Guarantor, as applicable) shall promptly cure such falsehood within (x) five (5) days after the earlier of Borrower's knowledge thereof or Borrower receiving written notice from Lender of the same; and (b) it shall not be deemed an Event of Default hereunder if a representation or warranty becomes false or misleading solely due to any changes in facts or circumstances occurring since the date of this Agreement that were not caused by the occurrence of a Potential Default or Event of Default (in each case, other than by operation of this **Section 9.5**) provided Borrower (or Guarantor) gives notice to Lender of such false or misleading representation and warranty and the related changes in facts or circumstances within five (5) days after Borrower's knowledge thereof.

Section 9.6 **Single Purpose Entity**. The failure of Borrower to maintain its status as a Single Purpose Entity.

Section 9.7 **Involuntary Bankruptcy or Other Proceeding**. Commencement of an involuntary case or other proceeding against Borrower, any Borrower Party or any other Person having an ownership or security interest in the Project (each, a "**Bankruptcy Party**") which seeks liquidation, reorganization or other relief with respect to it or its debts or other liabilities under any Creditors' Rights Law now or hereafter in effect or seeks the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any of its property, and such involuntary case or other proceeding shall remain undismissed or unstayed for a period of sixty (60) days; or an order for relief against a Bankruptcy Party shall be entered in any such case under the Bankruptcy Code.

Section 9.8 **Voluntary Petitions, etc**. Commencement by a Bankruptcy Party of a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its Debts or other liabilities under any Creditors' Rights Law or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official for it or any of its property, or consent by a Bankruptcy Party to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or the making by a Bankruptcy Party of a general assignment for the benefit of creditors, or the failure by a Bankruptcy Party, or the admission by a Bankruptcy Party in writing of its inability to pay its debts generally as they become due, or any action by a Bankruptcy Party to authorize or effect any of the foregoing.

Section 9.9 **Reserved**.

Section 9.10 **Misapplication or Misappropriation of Funds**. Borrower's material misapplication or misappropriation of (a) Reserve Funds, funds disbursed from the Reserve Funds, or any proceeds of the Loan disbursed pursuant to **Section 2.6**, or (b) security deposits in violation of the Leases.

Section 9.11 **Failure To Make Deposits**. Borrower's failure to deliver to Lender the impounds required in accordance with **Section 3.4** (if required).

Section 9.12 **Lease**. The material default by Borrower under the Existing Lease (or any replacement Lease thereof) that continues beyond applicable notice and/or cure periods thereunder which gives Existing Tenant (or the tenant under a replacement Lease thereof) cause to terminate the Existing Lease or any replacement Lease thereof) or materially offset the rent due thereunder, or any termination of such Lease without Lender's prior written consent.

Section 9.13 **Anti-Terrorism and Anti-Money Laundering**. The failure of Borrower or any of its Affiliates to comply with the provisions of **Article 13**.

Section 9.14 **Other Loan Documents**. The occurrence of a default, Default, event of default, or Event of Default (beyond the expiration of any applicable notice or cure periods) under any of the other Loan Documents.

Section 9.15 **Other Defaults**. The occurrence of a default under (w) **2.8**, **2.9**, **4.2(b)**, **4.2(f)**, **4.2(g)**, **4.2(j)**, **4.2(o)**, **5.2**, **5.3(e)**, **(f) or (g)**) (unless voided by Lender), **8.3**, **8.4(d) or (e)**, **8.5**, **8.6 (a) or (b)**, **8.7**, **8.8**, **8.11**, **8.17**, **8.19**, **8.21**, **8.22**, or **8.23**; provided, that a default under the first sentence of 8.6(a) shall not constitute an Event of Default if (A) such default was inadvertent, immaterial and non-recurring, and (B) such failure is curable and Borrower shall cure such violation within five (5) days after Borrower's first obtaining knowledge of such default, or (x) under **Section 2.6** (other than any provisions requiring payment by Borrower thereunder, which shall be governed by the terms and conditions of **Section 9.1** above), **4.2** (except those subsections thereof specified in **Section 9.15(x)** above), **5.3(c) or (d)**, **8.4(a)** (other than the first two sentences thereof), **8.4(b)** and, in each case, of such provisions set forth in this clause (b), such default continues for ten (10) days, or (y) under **Sections 5.3(a)** or **5.3(b)** that continues for ten (10) days after the earlier of (1) Borrower's knowledge of such failure or (2) notice by Lender to Borrower; or (z) under **Section 8.2**, unless (i) there is sufficient money in the Tax and Insurance Escrow Account for payment of amounts then due and payable, Lender's access to such money has not been constrained or restricted in any manner, fails to disburse such amounts for such purposes when required to do so under the Loan Documents.

Section 9.16 **ERISA**. The assets of any Loan Party become "plan assets" within the meaning of Department of Labor regulation 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA, of any "employee benefit plan" within the meaning of Section 3(3) of ERISA that is subject to Title I of ERISA, any "plan" within the meaning of Section 4975 of the Code that is subject to Section 4975 of the Code or any entity the underlying assets of which are deemed to include plan assets.

Notwithstanding anything herein or in the other Loan Documents to the contrary, if an Event of Default occurs (after expiration of any applicable cure periods in this **Article 9** or any of the other Loan Documents), no Borrower nor any other Borrower Party shall have a right to cure such Event of Default, and Lender shall have no obligation to accept such cure. Any such Event of Default shall exist unless waived in accordance with **Section 11.2** of this Agreement.

ARTICLE 10

REMEDIES

Section 10.1   **Remedies - Insolvency Events**. Upon the occurrence of any Event of Default described in **Section 9.7** or **Section 9.8**, the obligations of Lender to advance amounts hereunder shall automatically and immediately terminate, and all amounts due under the Loan Documents automatically and immediately shall become due and payable, all without notice and without presentment, demand, protest, notice of protest or dishonor, notice of intent to accelerate the maturity thereof, notice of acceleration of the maturity thereof, or any other notice of any kind, all of which are hereby expressly waived by Borrower; provided; however, that if the Bankruptcy Party under **Section 9.7** or **Section 9.8** is other than Borrower, then all amounts due under the Loan Documents shall become immediately due and payable at Lender's election, in Lender's sole discretion.

Section 10.2   **Remedies - Other Events**. Except as set forth in **Section 10.1** above, while any Event of Default exists, Lender may (a) by notice to Borrower, declare the entire Loan to be immediately due and payable without presentment, demand, protest, notice of protest or dishonor, notice of intent to accelerate the maturity thereof, notice of acceleration of the maturity thereof, or other notice of default of any kind, all of which are hereby expressly waived by Borrower, (b) terminate the obligation, if any, of Lender to advance amounts hereunder, and (c) exercise all rights and remedies therefor under the Loan Documents and at law or in equity.

Section 10.3   **Lender's Right to Perform the Obligations**. If Borrower shall fail, refuse or neglect to make any payment or perform any act required by the Loan Documents, then while any Event of Default exists, and without notice to or demand upon Borrower and without waiving or releasing any other right, remedy or recourse Lender may have because of such Event of Default, Lender may (but shall not be obligated to) make such payment or perform such act for the account of and at the expense of Borrower, and, subject to the rights of tenants under Leases, shall have the right to enter upon the Project at reasonable times for such purpose and to take all such action thereon and with respect to the Project as it may deem necessary or appropriate. If Lender shall elect to pay any sum due with reference to the Project, Lender may do so in reliance on any bill, statement or assessment procured from the appropriate Governmental Authority or other issuer thereof without inquiring into the accuracy or validity thereof. Similarly, in making any payments to protect the security intended to be created by the Loan Documents, Lender shall not be bound to inquire into the validity of any apparent or threatened adverse title, lien, encumbrance, claim or charge before making an advance for the purpose of preventing or removing the same. Additionally, if any Hazardous Materials adversely affect or if Lender determines in its discretion that Hazardous Materials threaten to adversely affect human health or the Environment at or the value of the Project, Lender may, but shall not be obligated to, take such action as it deems necessary or advisable in order to identify, investigate, prevent, remove, reduce, abate or eliminate the actual or threatened exposure to or Release of any Hazardous Materials. Borrower shall indemnify, defend (with counsel acceptable to Lender), covenants not to sue and shall hold Lender Indemnified Parties harmless from and against any and all Claims, Losses and Expenses whatsoever asserted against, suffered or incurred by or imposed upon on or accruing to them by reason of any acts performed by Lender pursuant to the provisions of the Loan Documents (including the Indemnity Agreement and this **Section 10.3)**, *including those arising from the joint, concurrent, or comparative negligence of Lender*, except to the extent that such loss or damage results from Lender's gross negligence or willful misconduct. All sums paid by Lender pursuant to this **Section 10.3**, and all other sums expended by Lender to which it shall be entitled to be indemnified under this Loan Agreement, the Indemnity Agreement or other Loan Documents, together with interest thereon at the Default Rate from the date of such payment or expenditure until paid, shall constitute additions to the Loan, shall be secured by the Loan Documents and shall be paid by Borrower to Lender upon demand.

ARTICLE 11

MISCELLANEOUS

Section 11.1 **Notices**. Any approval, confirmation, consent, demand, determination, notice, request or other communication required or permitted to be given under this Agreement or any other Loan Documents shall be in writing and either shall be sent by overnight air courier service, personally delivered to a representative of the receiving party. All such communications shall be sent or delivered, addressed to the party for whom it is intended at its address set forth below.

If to Borrower:	Complex Therapeutics LLC 3963 Maple Avenue, Suite 350 Dallas, Texas 75219 Attention: [****] Email: [****] Attention: [****] Email: [****]
With a copy to:	Procopio, Cory, Hargreaves & Savitch LLP 12544 High Bluff Drive, Suite 400 San Diego, California 92130 Attention: David L. Crawford Email: david.crawford@procopio.com
With a copy to:	CBRE, Inc. 2221 Rosecrans Avenue El Segundo, California 90245 Attention: [****] Email: [****] cc: [****] Email: [****]
With a copy to:	CBRE, Inc. 700 Commerce Drive, Suite 450 Oak Brook, Illinois 60523 Attention: [****]
If to Lender:	Guggenheim Real Estate, LLC c/o Guggenheim Partners Investment Management, LLC 100 Wilshire Boulevard, Suite 500 Santa Monica, California 90401 Attention: Head of Real Estate E-Mail: [****]

203576221

<table>
<tr><td>With a copy to:</td><td>Guggenheim Real Estate, LLC
c/o Guggenheim Partners Investment Management, LLC
1 N. Brentwood Boulevard, Suite 910
St. Louis, Missouri 63105
Attention: [****]
E-Mail: [****]</td></tr>
<tr><td>With a copy to:</td><td>Norton Rose Fulbright US LLP
7676 Forsyth Boulevard, Suite 2230
St. Louis, Missouri 63105
Attention: [****]
E-Mail: [****]</td></tr>
</table>

Any communication so addressed and mailed shall be deemed to be given on the earliest of (1) when actually delivered or (2) on the first (1st) Business Day after deposit with an overnight air courier service, in each case to the address of the intended addressee (except as otherwise provided in the Mortgage), and any communication so delivered in person shall be deemed to be given when receipted for by, or actually received by Lender or Borrower, as the case may be. Either party may designate a change of address by notice to the other by giving at least ten (10) days prior notice of such change of address. Notwithstanding anything to the contrary set forth herein or in any other Loan Documents, notices under each Loan Document shall be permitted to be given by electronic mail so long as such notice is transmitted to the electronic mail addresses of the recipient set forth in and a copy of such notice is also sent by one of the other permitted notice methods under such Loan Document. For purposes of the foregoing, Borrower's and Guarantor's electronic mail address for notices is [****], with copies to [****] and [****].

Notwithstanding anything contained in this Agreement or the other Loan Documents to the contrary, the parties hereto agree that (i) Lender will endeavor to provide copies of any default notices and notices regarding any exercise of rights and remedies sent to Borrower to each "copy to" addressee of Borrower, and (ii) although Lender will endeavor to deliver a copy of any other notice to each "copy to" addressee, the failure of Lender to so deliver a copy of such notice to such "copy to" addressee will in no way affect the validity or effectiveness of the delivery of any notice to Borrower.

Section 11.2 **Amendments and Waivers**. No amendment or waiver of any provision of the Loan Documents shall be effective unless in writing and signed by the party against whom enforcement is sought. For the avoidance of doubt, nothing herein or in any of the other Loan Documents shall be, or shall be deemed to constitute, a waiver, amendment, modification, forbearance or extension with respect to the Loan or the other Loan Documents other than in accordance with the express terms and conditions hereof for the limited and express purposes contemplated hereby. In addition, no single or multiple waivers, amendments, modifications, forbearances or extensions, whether previously entered into or entered into in the future, shall constitute, or be deemed to constitute, a course of dealing creating any additional obligation to waive, amend, modify, forbear or extend any obligations or conditions under any of the Loan Documents, unless expressly agreed in writing by the parties hereto.

Section 11.3 **Limitation on Interest**. It is the intention of the parties hereto to conform strictly to applicable usury Legal Requirements. Accordingly, all agreements between Borrower, on one hand, and Lender, on the other hand, with respect to the Loan are hereby expressly limited so that in no event, whether by reason of acceleration of maturity or otherwise, shall the amount paid or agreed to be paid to Lender or charged by Lender for the use, forbearance or detention of the money to be lent hereunder or otherwise, exceed the maximum amount allowed by Legal Requirements. If the Loan would be usurious under applicable Legal Requirements (including the Legal Requirements of the State of New York, the State and the U.S.), then, notwithstanding anything to the contrary in the Loan Documents: (1) the aggregate of all consideration which constitutes interest under applicable Legal Requirements that is contracted for, taken, reserved, charged or received under the Loan Documents shall under no circumstances exceed the maximum amount of interest allowed by applicable Legal Requirements, and any excess shall be credited on the Note by the holder thereof (or, if the Note has been paid in full, refunded to Borrower); and (2) if maturity is accelerated by reason of an election by Lender, or in the event of any prepayment, then any consideration which constitutes interest may never include more than the maximum amount allowed by applicable Legal Requirements. In such case, excess interest, if any, provided for in the Loan Documents or otherwise, to the extent permitted by applicable Legal Requirements, shall be amortized, prorated, allocated and spread from the date of advance until payment in full so that the actual rate of interest is uniform through the term hereof. If such amortization, proration, allocation and spreading is not permitted under applicable Legal Requirements, then such excess interest shall be canceled automatically as of the date of such acceleration or prepayment and, if previously paid, shall be credited on the Note (or, if the Note has been paid in full, refunded to Borrower). The terms and provisions of this **Section 11.3** shall control and supersede every other provision of the Loan Documents. The Loan Documents are contracts made under and shall be construed in accordance with and governed by the Legal Requirements of the State of New York, without giving effect to New York's principles of conflicts of laws, except that if at any time U.S. federal Legal Requirements permit Lender to contract for, take, reserve, charge or receive a higher rate of interest than is allowed by the Legal Requirements of the State of New York (whether such U.S. federal Legal Requirements directly so provide or refer to the Legal Requirements of any state), then such U.S. federal Legal Requirements shall to such extent govern as to the rate of interest which Lender may contract for, take, reserve, charge or receive under the Loan Documents.

Section 11.4 **Invalid Provisions**. If any provision of any Loan Document is held to be illegal, invalid or unenforceable, such provision shall be fully severable; the Loan Documents shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part thereof; the remaining provisions thereof shall remain in full effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance therefrom; and in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as a part of such Loan Document a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible to be legal, valid and enforceable.

Section 11.5 **Reimbursement of Expenses; No Reliance Rights**. Borrower shall promptly upon request pay all out-of-pocket expenses incurred by Lender in connection with the origination of the Loan and the preparation, negotiation, execution and delivery of the Loan Documents, including, without limitation, fees and expenses of Lender's environmental, engineering, insurance and other consultants, premiums for title insurance and endorsements thereto and fees, charges or taxes for the recording or filing of Loan Documents, and the reasonable fees and expenses of Lender's attorneys, whether incurred by Lender prior to, on or after the date hereof. Borrower shall also promptly upon request from time to time pay all expenses of Lender in connection with (i) the administration of the Loan, including, without limitation, amendments, modifications, consents, waivers, audit costs, inspection fees, settlement of condemnation and casualty awards, expenses, charges and expenses of any other architectural/engineering consultants, and (ii) the assignment, participation or syndication of the Loan. Borrower shall promptly upon request reimburse Lender for all amounts expended, advanced or incurred by Lender to collect the Note, or to enforce the rights of Lender under this Agreement or any other Loan Document, or to defend or assert the rights and claims of Lender under the Loan Documents or with respect to the Project (by litigation or other proceedings), which amounts will include, without limitation, all court costs, reasonable attorneys' fees and expenses, fees of auditors and accountants, and investigation expenses as may be incurred by Lender in connection with any such matters (whether or not litigation is instituted), together with interest at the Default Rate on each such amount from the date of disbursement until the date of reimbursement to Lender, all of which shall constitute part of the Loan and shall be secured by the Loan Documents.

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Notwithstanding the foregoing, Borrower shall determine for itself the accuracy and adequacy of any information obtained or the findings presented by any consultant or other advisor retained or approved by Lender and Borrower shall have no cause of action or other right against Lender based on its reliance upon any investigations, findings or conclusions made by Lender or any consultant or advisor that Lender retains or approves. Borrower shall indemnify, defend (with counsel acceptable to Lender), covenant not to sue and hold Lender Indemnified Parties harmless from and against any Claims, Losses and Expenses asserted against, suffered or incurred by or imposed upon any of the Lender Indemnified Parties resulting or arising from or in connection with Borrower's (or other Persons to whom Borrower provides such information) reliance on the facts, findings, recommendations or conclusions of any consultant or other advisor retained or approved by Lender in connection with the Project, the Loan or the Loan Documents.

Section 11.6 **Approvals; Third Parties; Conditions**. All approval rights retained or exercised by Lender with respect to leases, contracts, plans, studies and other matters are solely to facilitate the Lender's credit underwriting, and shall not be deemed or construed as a determination that Lender have passed on the adequacy thereof for any other purpose and may not be relied upon by Borrower or any other Person. This Agreement is for the sole and exclusive use of Lender and Borrower and may not be enforced, nor relied upon, by any Person other than Lender and Borrower. All conditions to the obligations of Lender hereunder, including the obligation to make the Loan, are imposed solely and exclusively for the benefit of Lender, its successors and assigns, and no other Person shall have standing to require satisfaction of such conditions or be entitled to assume that Lender will refuse to make the Loan in the absence of strict compliance with any or all of such conditions, and no other Person shall, under any circumstances, be deemed to be a beneficiary of such conditions, any and all of which may be freely waived in whole or in part by Lender at any time in Lender's sole discretion.

Section 11.7 **Lender Not in Control; No Partnership**. None of the covenants or other provisions contained in this Agreement shall, or shall be deemed to, give Lender the right or power to exercise control over the affairs or management of Borrower, the power of Lender being limited to the rights to exercise the remedies referred to in the Loan Documents. The relationship between Borrower, on the one hand, and Lender, on the other hand, is, and at all times shall remain, solely that of debtor and creditor. No covenant or provision of the Loan Documents is intended, nor shall it be deemed or construed, to create a partnership, joint venture, agency or common interest in profits or income between Lender, and Borrower or to create an equity in the Project in Lender. Lender neither undertakes nor assumes any responsibility or duty to Borrower or to any other person with respect to the Project or the Loans, except as expressly provided in the Loan Documents; and notwithstanding any other provision of the Loan Documents: (a) Lender shall not be construed as (i) a partner, joint venturer, agent, alter ego, manager, controlling person or other business associate or participant of any kind of Borrower or its stockholders, members, or partners or (ii) having a common interest in profits or income between Lender and Borrower, or to create an equity interest in the Project in Lender, and Lender intends to never assume such status; (b) Lender shall not in any event be liable for any Debts, costs, liabilities, expenses or losses incurred or sustained by Borrower; and (c) Lender shall not be deemed responsible for or a participant in any acts, omissions or decisions of Borrower or its stockholders, members or partners.

Section 11.8 **Time of the Essence**. Time is of the essence with respect to this Agreement.

Section 11.9 **Successors and Assigns**. This Agreement shall be binding upon, and shall inure to the benefit of, Lender and Borrower and the respective successors and assigns of Lender and Borrower, provided that neither Borrower nor any other Borrower Party shall, without the prior consent of Lender, assign or attempt to assign any rights, duties or obligations hereunder or under any other Loan Document.

Section 11.10 **Renewal, Extension or Rearrangement**. All provisions of the Loan Documents shall apply with equal effect to each and all promissory notes and amendments thereof hereinafter executed which in whole or in part represent a renewal, extension, increase or rearrangement of the Loan.

Section 11.11 **Waivers**. NO COURSE OF DEALING ON THE PART OF LENDER, ITS OFFICERS, EMPLOYEES, CONSULTANTS OR AGENTS, NOR ANY FAILURE OR DELAY BY LENDER WITH RESPECT TO EXERCISING ANY RIGHT, POWER OR PRIVILEGE OF LENDER UNDER ANY OF THE LOAN DOCUMENTS, SHALL OPERATE AS A WAIVER THEREOF. WITHOUT LIMITING THE FOREGOING, BORROWER ACKNOWLEDGES THAT LENDER SHALL HAVE THE RIGHT TO EXERCISE ANY OF ITS RIGHTS AND REMEDIES HEREUNDER AND UNDER THE OTHER LOAN DOCUMENTS AT ANY TIME THAT AN EVENT OF DEFAULT HAS OCCURRED, WHETHER THE SAME SHALL BE MONETARY OR NON-MONETARY IN NATURE. IF LENDER ACCEPTS ANY PAYMENT(S) UNDER THE LOAN DOCUMENTS WITH KNOWLEDGE OF ANY EVENT OF DEFAULT, THEN SUCH ACCEPTANCE OF PAYMENT(S) SHALL NOT BE DEEMED A WAIVER OF SUCH EVENT OF DEFAULT. LENDER MAY ACCEPT ANY PAYMENT(S) AND THEREAFTER ENFORCE ITS RIGHTS AND REMEDIES ON ACCOUNT OF ANY EVENT OF DEFAULT THAT OCCURRED BEFORE OR AT THE TIME OF SUCH PAYMENT(S).

Section 11.12 **Cumulative Rights**. Rights and remedies of Lender under the Loan Documents shall be cumulative, and the exercise or partial exercise of any such right or remedy shall not preclude the exercise of any other right or remedy.

Section 11.13 **Singular and Plural**. Words used in this Agreement and the other Loan Documents in the singular, where the context so permits, shall be deemed to include the plural and vice versa. The definitions of words in the singular in this Agreement and the other Loan Documents shall apply to such words when used in the plural where the context so permits and vice versa.

Section 11.14 **Phrases**. When used in this Agreement and the other Loan Documents, the phrase "including" shall mean "including, but not limited to" and "including, without limitation," the phrase "satisfactory to Lender" shall mean "in form and substance satisfactory to Lender in all respects," the phrase "with Lender's consent" or "with Lender's approval" shall mean such consent or approval at Lender's discretion, and the phrase "acceptable to Lender" shall mean "acceptable to Lender at Lender's sole discretion."

Section 11.15 **Exhibits and Schedules**. The exhibits and schedules attached to this Agreement are incorporated herein and shall be considered a part of this Agreement for the purposes stated herein.

Section 11.16 **Titles of Articles, Sections and Subsections**. All titles or headings to articles, sections, subsections or other divisions of this Agreement and the other Loan Documents or the exhibits hereto and thereto are only for the convenience of the parties and shall not be construed to have any effect or meaning with respect to the other content of such articles, sections, subsections or other divisions, such other content being controlling as to the agreement between the parties hereto.

Section 11.17 **Lender's Promotional Material**. Borrower authorizes Lender to issue press releases, advertisements and other promotional materials in connection with Lender's own promotional and marketing activities, and describing the Loan in general terms or in detail and Lender's participation in the Loan. All references to Lender contained in any press release, advertisement or promotional material issued by Borrower shall be approved in writing by Lender in advance of issuance.

Section 11.18 **Survival**. All of the representations, warranties, covenants, and indemnities hereunder (including environmental matters in the Indemnity Agreement), and under the indemnification provisions of the other Loan Documents shall survive the repayment in full of the Loan and the release of the Liens evidencing or securing the Loan, and shall survive the Transfer (by sale, foreclosure, conveyance in lieu of foreclosure or otherwise) of any or all right, title and interest in and to the Project to any party, whether or not an Affiliate of Borrower.

Section 11.19 **Waiver of Jury Trial**. TO THE MAXIMUM EXTENT PERMITTED BY LEGAL REQUIREMENTS, BORROWER, ON THE ONE HAND, AND LENDER, ON THE OTHER HAND, HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENT (WHETHER VERBAL OR WRITTEN) OR ACTION OF EITHER PARTY OR ANY EXERCISE BY ANY PARTY OF THEIR RESPECTIVE RIGHTS UNDER THE LOAN DOCUMENTS OR IN ANY WAY RELATING TO THE LOAN OR THE PROJECT (INCLUDING, WITHOUT LIMITATION, ANY ACTION TO RESCIND OR CANCEL THIS AGREEMENT, AND ANY CLAIM OR DEFENSE ASSERTING THAT THIS AGREEMENT WAS FRAUDULENTLY INDUCED OR IS OTHERWISE VOID OR VOIDABLE). THIS WAIVER IS A MATERIAL INDUCEMENT FOR LENDER TO ENTER THIS AGREEMENT.

Section 11.20 **Waiver of Punitive or Consequential Damages**. NEITHER LENDER NOR BORROWER SHALL BE RESPONSIBLE OR LIABLE TO THE OTHER OR TO ANY OTHER PERSON FOR ANY PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES WHICH MAY BE ALLEGED AS A RESULT OF THE LOAN OR THE TRANSACTION CONTEMPLATED HEREBY, INCLUDING ANY BREACH OR OTHER DEFAULT BY ANY PARTY HERETO.

Section 11.21 **Governing Law/Jurisdiction**. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND UNDER THE OTHER LOAN DOCUMENTS SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO NEW YORK'S PRINCIPLES OF CONFLICTS OF LAW). BORROWER AND LENDER HEREBY IRREVOCABLY (I) SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF ANY NEW YORK STATE OR FEDERAL COURT SITTING IN THE COUNTY OF NEW YORK OVER ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS, (II) WAIVE ANY OBJECTION WHICH IT MAY HAVE AT ANY TIME TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT, (III) WAIVE ANY CLAIM THAT SUCH PROCEEDINGS OR ACTIONS HAVE BEEN BROUGHT IN AN INCONVENIENT FORUM AND (IV) WAIVE THE RIGHT TO OBJECT, WITH RESPECT TO SUCH ACTION OR PROCEEDING, THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER SUCH PARTY. LENDER AND BORROWER HEREBY AGREE AND CONSENT THAT, IN ADDITION TO ANY METHODS OF SERVICE OF PROCESS PROVIDED FOR UNDER APPLICABLE LAW, ALL SERVICE OF PROCESS IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY NEW YORK STATE OR FEDERAL COURT SITTING IN THE COUNTY OF NEW YORK MAY BE MADE BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, DIRECTED TO LENDER OR BORROWER, AS APPLICABLE, AT THE ADDRESS FOR NOTICES PURSUANT TO **SECTION 11.1**, AND SERVICE SO MADE SHALL BE COMPLETE FIVE (5) DAYS AFTER THE SAME SHALL HAVE BEEN SO MAILED.

Section 11.22 **Entire Agreement**. This Agreement and the other Loan Documents embody the entire agreement and understanding between Lender, on the one hand, and Borrower and Borrower Parties on the other hand, and supersede all prior agreements and understandings between such parties relating to the subject matter hereof and thereof. Accordingly, the Loan Documents may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties.

Section 11.23 **Counterparts; Electronic Signatures**. This Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute one document; provided, however, in making proof of this Agreement, it shall be unnecessary to produce or account for more than one counterpart to which signatures (acknowledged as applicable) from other counterparts may be attached. Delivery of an executed counterpart of a signature page of this Agreement or any other Loan Document by facsimile or electronic image (including, without limitation, "pdf," "tif" or "jpg" format) will be effective as a delivery of an original of a manually executed counterpart of this Agreement or such other Loan Document with the same force and effect as if such facsimile or electronic image signature page was an original thereof. Each party intends to be bound by any such facsimile and electronic image signatures, is aware that the other party will rely on such signatures, and shall not raise, and waives, any defense to, the validity, binding nature of, or enforceability of this Agreement or such other Loan Document based on the form of signature. An original executed counterpart shall be delivered by, or on behalf of, Borrower and Guarantor to Lender following delivery of the facsimile or electronic image, but the failure to deliver such original executed counterpart shall not affect the validity, binding nature, or enforceability of this Agreement or such other Loan Document. BORROWER AND LENDER AGREE THAT ELECTRONIC SIGNATURES OF THE PARTIES, WHETHER DIGITAL OR ENCRYPTED, IF AND AS INCLUDED IN THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS ARE INTENDED TO AUTHENTICATE THIS WRITING AND TO HAVE THE SAME FORCE AND EFFECT AS MANUAL SIGNATURES. "ELECTRONIC SIGNATURE" MEANS ANY ELECTRONIC SOUND, SYMBOL OR PROCESS ATTACHED TO OR LOGICALLY ASSOCIATED WITH A RECORD AND EXECUTED AND ADOPTED BY A PARTY WITH THE INTENT TO SIGN SUCH RECORD, INCLUDING FACSIMILE OR E MAIL ELECTRONIC SIGNATURES.

Section 11.24 **Waiver of Set-Off**. Borrower hereby irrevocably waives the right to assert any counterclaim (except mandatory counterclaims) in any action or proceeding brought against it by Lender or its respective agents or otherwise to offset any obligation to make the payments required by the Loan Documents. No failure by Lender to perform any of its obligations hereunder shall be a valid defense to, or result in any offset against, any payments which Borrower is obligated to make under any of the Loan Documents.

Section 11.25 **Construction**. In this Agreement, unless a contrary intention appears, (1) an amendment includes a supplement, novation, extension (whether of maturity or otherwise), restatement, reenactment or replacement; (2) assets includes present and future properties, revenues and rights of every description; (3) an authorization includes an authorization, consent, approval, resolution, permit, license, exemption, filing, or registration; (4) disposal means a Transfer, whether voluntary or involuntary, and dispose will be construed accordingly; (5) indebtedness includes any obligation (whether incurred as principal or as surety and whether present or future, actual or contingent) for the payment or repayment of money; (6) a currency is a reference to the lawful currency for the time being of the relevant country; (7) a Legal Requirement is a reference to that provision as extended, applied, amended or reenacted and includes any subordinate legislation; and (8) a time of day is a reference to New York, New York time. Further, unless the contrary intention appears, a reference to a "month" or "months" is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month or the calendar month in which it is to end, except that: if the numerically corresponding day is not a Business Day, the period will end on the next Business Day in that month (if there is one) or the preceding

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Business Day (if there is not); if there is no numerically corresponding day in that month, that period will end on the last Business Day in that month; a period which commences on the last Business Day of a month will end on the last Business Day in the next month or the calendar month in which it is to end, as appropriate. Unless the contrary intention appears: a reference to a party will not include that party if it has ceased to be a party under this Agreement; a word or expression used in any other Loan Document or in any notice given in connection with any Loan Document has the same meaning in that Loan Document or notice as in this Agreement; and any obligation of Borrower or any Guarantor under the Loan Documents which is not a payment obligation remains in force for so long as any payment obligation of Borrower or any Guarantor may be or is capable of becoming outstanding under the Loan Documents. Whenever the context of this Agreement reasonably requires, the neuter gender shall be deemed to include the masculine and feminine gender, and vice versa.

Section 11.26 **Use of Websites**. Except as provided below, Borrower may deliver any information under this Agreement to Lender by posting it on to an electronic website if (a) Lender agrees in writing; (b) Borrower and Lender designate an electronic website for this purpose; (c) Borrower notifies Lender of the address of and password for the website; and (d) the information posted is in a format agreed between Borrower and Lender. Notwithstanding the above, Borrower must supply to Lender in paper form a copy of any information posted on the website within ten (10) Business Days of request by Lender. Borrower shall promptly upon becoming aware of its occurrence, notify Lender if the website cannot be accessed; the website or any information on the website is infected by any electronic virus or similar software; the password for the website is changed; or any information to be supplied under this Agreement is posted on the website or amended after being posted. If the circumstances in the immediately preceding sentence occur, Borrower shall supply any information required under this Agreement in paper form until Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.

Section 11.27 **Language**. Any notice or other writing given in connection with a Loan Document must be in English.

Section 11.28 **Joint and Several Obligations**. If Borrower consists of more than one Person, the obligations and liabilities of each such Person shall be joint and several.

Section 11.29 **Electronic Imaging**. Lender may create electronic images of this Agreement and the other Loan Documents and destroy paper originals of any such imaged documents, each without the consent of Borrower or Guarantor. Provided that such images are maintained by or on behalf of Lender as part of its normal business processes, such images have the same legal force and effect as the paper originals and are enforceable against each of Borrower and Guarantor. Further, Lender may convert this Agreement or any other Loan Document into an "Electronic record" within the meaning of the ESRA and the image of such instrument in the Lender's possession shall be deemed the unique, identifiable and unalterable version of such record. As used herein "**ESRA**" shall mean the Electronic Signatures and Records Act, N.Y. Comp. Codes R. & Regs. Tit 9 Part 540, as amended from time to time.

ARTICLE 12

LIMITATIONS ON LIABILITY

Section 12.1 **Limitation on Liability**. Borrower shall be personally liable for amounts due under the Loan Documents. Notwithstanding anything to the contrary herein, no direct or indirect shareholder, limited partner, member, principal, affiliate, employee, officer, trustee, director, agent or other representative of Borrower and/or any of its Affiliates shall have any personal liability for, nor be joined as a party to, any action with respect to payment, performance or discharge of any covenants, obligations, or undertakings of Borrower under this Agreement or the other Loan Documents.

Section 12.2   **Limitation on Liability of Lender and its Officers, Employees, etc**.   Any obligation or liability whatsoever of Lender which may arise at any time under this Agreement or any other Loan Document shall be satisfied, if at all, out of Lender's assets only.   No such obligation or liability shall be personally binding upon, nor shall resort for the enforcement thereof be had to, the property of Lender's, Lender's affiliates or their respective shareholders, directors, officers, employees attorneys, agents, advisors, participants, successors and assigns regardless of whether such obligation or liability is in the nature of contract, tort or otherwise.

Section 12.3   **Claims Against Lender**.

(a)   Lender shall not be in default under this Agreement, or under any other Loan Document, unless a written notice specifically setting forth the claim of Borrower shall have been given to Lender within thirty (30) days after Borrower first had actual knowledge or actual notice of the occurrence of the event which Borrower alleges gave rise to such claim and Lender fails to remedy or cure the default, if any there be, with reasonable promptness thereafter.

(b)   If it is determined by the final order of a court of competent jurisdiction, which is not subject to further appeal, that Lender has breached any of its obligations under the Loan Documents and has not remedied or cured the same with reasonable promptness following notice thereof, then Lender's responsibilities shall be limited to: (i) where the breach consists of the failure to grant consent or give approval in violation of the terms and requirements of the Loan Documents, the obligation to grant such consent or give such approval; and (ii) in the case of any such failure to grant such consent or give such approval, or in the case of any other default by Lender, where it is also determined that Lender acted in bad faith, or Lender's default constituted gross negligence or willful misconduct, the payment of any actual direct, compensatory damages sustained by Borrower as a result thereof plus Borrower's reasonable costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements in connection with such court proceedings.

(c)   In no event, however, shall Lender be liable to Borrower or anyone else for other damages such as, but not limited to, indirect, speculative or punitive damages whatever the nature of the breach by Lender of its obligations under this Loan Agreement or under any of the other Loan Documents. In no event shall Lender be liable to Borrower or anyone else unless a written notice specifically setting forth the claim of Borrower shall have been given to Lender within the time period specified above.

(d)   Borrower agrees that so long as any of the Obligations remains outstanding, Borrower shall not assert, and Borrower hereby waives, any right of offset, claim, counterclaim or defense against Lender or any of the Obligations, which right of offset, claim, counterclaim or defense arises out of obligations, liabilities or circumstances unrelated to the Obligations, the Loan or the Project (such offsets, claims, counterclaims or defenses being, collectively, "**Unrelated Claims**").   Any assignee of Lender's interest in and to the Loan Documents shall take the same free and clear of all Unrelated Claims, and no Unrelated Claim shall be interposed or asserted by Borrower in any action or proceeding brought by any such assignee upon any of the Loan Documents, and any such right to interpose or assert any such Unrelated Claim in any such action or proceeding is hereby expressly waived by the Borrower for the benefit of such assignee.

ARTICLE 13

SANCTIONS, ANTI-MONEY LAUNDERING AND ANTI-BRIBERY PROVISIONS

Section 13.1   **Sanctions**.   Borrower represents and warrants to Lender that:

(a) No Loan Party, nor its Affiliates, employees, control person, agents, affiliates, subsidiaries or, to its knowledge, its beneficial owners are a Sanctioned Party, the subject of Sanctions or in violation of Sanctions;

(b) Each Loan Party has policies and procedures reasonably designed to comply with Sanctions; and

(c) None of the funds or other assets of Borrower or, to Borrower's knowledge, of any Affiliate or subsidiary of Borrower constitute property or assets of, or are beneficially owned or controlled, directly or indirectly, by, any Sanctioned Party, or any party who is the subject of Sanctions or located in or resident of a Sanctioned Country.

Section 13.2 **Anti-Money Laundering Laws and Anti-Bribery Laws**. Borrower represents and warrants to Lender that:

(a) Each Loan Party is in compliance with Anti-Money Laundering Laws and has policies and procedures reasonably designed to comply with Anti-Money Laundering Laws.

(b) Each Loan Party is in compliance with Anti-Bribery Laws and has policies and procedures reasonably designed to comply with Anti-Bribery Laws. Each Loan Party represents and warrants that, in connection with this transaction, it will not offer, promise to pay, authorize the payment or giving of, or receipt of, anything of value to, for or from any Public Official, or any other party, in violation of Anti-Bribery Laws.

Section 13.3 **Use of Proceeds**.

(a) No part of the proceeds of the Loan will be used, either directly or indirectly, to fund any operations in, finance any investments or activities in, or make any payments to or for, either directly or indirectly, (i) any Sanctioned Party or in violation of Sanctions, (ii) in violation of Anti-Money Laundering Laws, or (iii) in violation of Anti-Bribery Laws.

(b) No part of the proceeds of the Loan will be used, directly or indirectly, in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any party, either directly or directly, in violation of the Anti-Bribery Laws.

Section 13.4 **Certain Transfers**.

(a) Anything to the contrary contained in this Agreement or the other Loan Documents notwithstanding, in no event shall a Transfer (i) to a Sanctioned Party occur if the result of a Sanctioned Party holding any direct or indirect interest in Borrower (at any level) is that Lender Exposure could occur, or (ii) be made or suffered to occur if, as a result of such Transfer, there could result a violation of (A) the U.S. Federal Lender Secrecy Act, as amended, modified, replaced and/or supplemented from time to time, and its implementing rules and/or regulations (31 CFR part 103), including, without limitation, with respect to those Persons named on OFAC's Specially Designated Nationals and Blocked Persons list, (B) the Patriot Act, (C) any order issued with respect to anti-money laundering by OFAC, (D) the Executive Order or (E) any other Legal Requirements which, or the subject matter of which, relates to matters similar to those matters which are addressed by the Legal Requirements referred to in clauses (A) through (D) above if, with respect to clauses (A), (B), (C), (D) or (E), Lender Exposure could occur.

(b)   If requested by Lender in connection with any Transfer (other than an Above the Fund Transfer), Borrower shall certify to Lender that, as a result of such Transfer, there will be no violation of this **Article 13**.

[signature pages follow]

EXECUTED as of the date first written above.

BORROWER:

COMPLEX THERAPEUTICS LLC,
a Delaware limited liability company

By: <u>/s/ Sandeep Laumas   </u>
Name: Sandeep Laumas
Title: Authorized Person

LENDER:

MIDLAND NATIONAL LIFE INSURANCE COMPANY,
an Iowa corporation

By: Guggenheim Partners Investment Management, LLC,
       a Delaware limited liability company

       By: /s/ Jennifer A. Marler
             Jennifer A. Marler, Authorized Signer

EXHIBIT A

LEGAL DESCRIPTION OF PROJECT

THE LAND REFERRED TO HEREIN BELOW IS SITUATED IN THE CITY OF LOS ANGELES, COUNTY OF LOS ANGELES, STATE OF CALIFORNIA AND IS DESCRIBED AS FOLLOWS:

PARCEL 1:

LOT 150 OF TRACT NO. 5692, IN THE CITY OF LOS ANGELES, COUNTY OF LOS ANGELES, STATE OF CALIFORNIA, AS PER MAP RECORDED IN BOOK 60, PAGES 72 AND 73 OF MAPS, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY.

PARCEL 2:

LOTS 151 AND 152 OF TRACT NO. 5692, IN THE CITY OF LOS ANGELES, COUNTY OF LOS ANGELES, STATE OF CALIFORNIA, AS PER MAP RECORDED IN BOOK 60, PAGES 72 AND 73 OF MAPS, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY.

PARCEL 3:

LOT 153 OF TRACT NO. 5692, IN THE CITY OF LOS ANGELES, IN THE COUNTY OF LOS ANGELES, STATE OF CALIFORNIA, AS PER MAP RECORDED IN BOOK 60 PAGES 72 AND 73 OF MAPS, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY.

PARCEL 4:

LOT 154 OF TRACT NO. 5692, IN THE CITY OF LOS ANGELES, COUNTY OF LOS ANGELES, STATE OF CALIFORNIA, AS PER MAP RECORDED IN BOOK 60, PAGES 72 AND 73 OF MAPS, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY.

EXCEPT ALL MINERALS, COALS, OILS, PETROLEUM AND KINDRED SUBSTANCES AND NATURAL GAS UNDER AND IN THAT PORTION OF SAID LAND LYING WITHIN THE BOUNDARIES OF TRACT NO. 1875, AS PER MAP RECORDED IN BOOK 19, PAGE 38 OF MAPS, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY, AS RESERVED OF RECORD.

APN: 2157-001-158

EXHIBIT B

FORM OF TENANT DIRECTION LETTER

[BORROWER LETTERHEAD]

_____ ___, 20__

[Tenants under Leases]

      Re: Lease dated _____ between _____, as Landlord, and _____, as Tenant, concerning premises known as

Gentlemen:

This letter shall constitute notice to you that the undersigned has granted a security interest in the captioned lease and all rents, additional rent and all other monetary obligations to landlord thereunder (collectively, "Rent") in favor of [_____], as lender ("Lender"), to secure certain of the undersigned's obligations to Lender. The undersigned hereby irrevocably instructs and authorizes you to disregard any and all previous notices sent to you in connection with Rent and hereafter to deliver all Rent to the following address:

Lender Name:	[_____]
Lender Address:	[_____]
ABA Number:	[_____]
Account Number:	[_____]
Reference:	[_____]

The instructions set forth herein are irrevocable and are not subject to modification in any manner, except that Lender, or any successor lender so identified by Lender, may by written notice to you rescind the instructions contained herein.

Sincerely,

[BORROWER SIGNATURE BLOCK]

ACKNOWLEDGMENT AND AGREEMENT

The undersigned acknowledges notice of the security interest of Lender and hereby confirms that the undersigned has received no notice of any other pledge or assignment of the Rent and will honor the above instructions.

[Tenant]

By: _____
      Name:
      Its:

Dated as of: _____ ___, 20__

EXHIBIT C-1

U.S. TAX COMPLIANCE CERTIFICATE
(For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to that certain Term Loan Agreement dated as of [   ] (as the same may be supplemented, amended, modified, consolidated, extended, refinanced, substituted, replaced, renewed and/or restated from time to time, the "**Loan Agreement**"), between [ ], and [_____].

Pursuant to the provisions of **Section 2.5** and **Schedule 2.5** of the Loan Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan (as well as any Note evidencing such Loan) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of Borrower within the meaning of Section 871(h)(3)(B) of the Code and (iv) it is not a controlled foreign corporation related to Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished Lender and Borrower with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform Borrower and Lender, and (2) the undersigned shall have at all times furnished Borrower and Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Loan Agreement and used herein shall have the meanings given to them in the Loan Agreement.

[NAME OF LENDER]

By: _____
    Name:
    Title:

Date: _____, 20[__]

C-1-1

EXHIBIT C-2

U.S. TAX COMPLIANCE CERTIFICATE
(For Foreign Participants That Are Not Partnerships For
U.S. Federal Income Tax Purposes)

Reference is hereby made to that certain Term Loan Agreement dated as of [   ] (as the same may be supplemented, amended, modified, consolidated, extended, refinanced, substituted, replaced, renewed and/or restated from time to time, the "**Loan Agreement**"), between [ ], and [_____].

Pursuant to the provisions of **Section 2.5** and **Schedule 2.5** of the Loan Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of Borrower within the meaning of Section 871(h)(3)(B) of the Code and (iv) it is not a controlled foreign corporation related to Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating lender with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such lender in writing, and (2) the undersigned shall have at all times furnished such lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Loan Agreement and used herein shall have the meanings given to them in the Loan Agreement.

[NAME OF PARTICIPANT]

By: _____
     Name:
     Title:

Date: _____, 20[__]

EXHIBIT C-3

U.S. TAX COMPLIANCE CERTIFICATE
(For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to that certain Term Loan Agreement dated as of [   ] (as the same may be supplemented, amended, modified, consolidated, extended, refinanced, substituted, replaced, renewed and/or restated from time to time, the "**Loan Agreement**"), between [ ], and [_____].

Pursuant to the provisions of **Section 2.5** and **Schedule 2.5** of the Loan Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect to such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E from each of such partner's/member's beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such lender and (2) the undersigned shall have at all times furnished such lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Loan Agreement and used herein shall have the meanings given to them in the Loan Agreement.

[NAME OF PARTICIPANT]

By: _____
    Name:
    Title:

Date: _____, 20[__]

EXHIBIT C-4

U.S. TAX COMPLIANCE CERTIFICATE
(For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to that certain Term Loan Agreement dated as of [   ] (as the same may be supplemented, amended, modified, consolidated, extended, refinanced, substituted, replaced, renewed and/or restated from time to time, the "**Loan Agreement**"), between [ ], and [_____].

Pursuant to the provisions of **Section 2.5** and **Schedule 2.5** of the Loan Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan (as well as any Note(s) evidencing such Loan) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan (as well as any Note(s) evidencing such Loan), (iii) with respect to the extension of credit pursuant to this Loan Agreement or any other Loan Document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished Lender and the Borrower with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E from each of such partner's/member's beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and Lender, and (2) the undersigned shall have at all times furnished the Borrower and Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Loan Agreement and used herein shall have the meanings given to them in the Loan Agreement.

[NAME OF LENDER]

By: _____
      Name:
      Title:

Date: _____, 20[___]

SCHEDULE 2.5

WITHHOLDING TAXES; CHANGES IN LEGAL REQUIREMENTS; MARKET DISRUPTION

(a)   U.S. Lender and Non-U.S. Lender. Any Lender that is entitled to an exemption from or reduction of Withholding Tax with respect to payments made under any Loan Document shall deliver to Borrower, at the time or times reasonably requested by Borrower, such properly completed and executed documentation reasonably requested by Borrower as will permit such payments to be made without withholding or at a reduced rate of withholding. Without limiting the generality of the foregoing:

(i)   Non-U.S. Lender. Any Lender that is not a "United States person" within the meaning of Section 7701(a)(30) of the Code, as amended (each, a "**Non-U.S. Lender**"), shall, to the extent it is legally entitled to do so, deliver to Borrower, on or prior to the date on which such Non-U.S. Lender becomes a party to this Agreement (and from time to time thereafter upon the reasonable request of Borrower), whichever of the following is applicable:

(A)   in the case of a Non-U.S. Lender claiming the benefits of an income tax treaty to which the U.S. is a party (x) with respect to payments of interest under any Loan Document, executed originals of U.S. Internal Revenue Service (the "**IRS**") IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal Withholding Tax pursuant to the "interest" article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal Withholding Tax pursuant to the "business profits" or "other income" article of such tax treaty;

(B)   executed originals of IRS Form W-8ECI;

(C)   in the case of a Non-U.S. Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, deliver to Borrower (x) a certificate, substantially in the form of **Exhibit C-1** (any such certificate a "**U.S. Tax Compliance Certificate**") to the effect that such Lender is not (A) a "bank" within the meaning of Section 881(c)(3)(A) of the Code, (B) a "10 percent shareholder" of Borrower within the meaning of Section 881(c)(3)(B) of the Code or (C) a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code, and (y) executed originals of IRS Form W-8BEN or IRS Form W-8BEN-E; or

(D)   to the extent a Non-U.S. Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of **Exhibit C-2** or **Exhibit C-3**, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Non-U.S. Lender is a partnership and one or more direct or indirect partners of such Non-U.S. Lender are claiming the portfolio interest exemption, such Non-U.S. Lender may provide a U.S. Tax Compliance Certificate substantially in the form of **Exhibit C-4** on behalf of each such direct and indirect partner.

(ii)   Any Non-U.S. Lender shall, to the extent it is legally entitled to do so, deliver to Borrower, on or prior to the date on which such Non-U.S. Lender becomes a party to this Agreement (and from time to time thereafter upon the reasonable request of Borrower), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal Withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit Borrower to determine the withholding or deduction required to be made.

(iii)   <u>U.S. Lender</u>. Any Lender that is a "United States person" within the meaning of Section 7701(a)(30) of the Code (each, a "**U.S. Lender**"), shall deliver to Borrower on or prior to the date on which such Lender becomes a party to this Agreement (and from time to time thereafter upon the reasonable request of Borrower) an original executed IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup Withholding Tax.

(iv)   If a payment made to a Lender under any Loan Document would be subject to U.S. federal Withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to Borrower at the time or times prescribed by Tax Requirements and at such time or times reasonably requested by Borrower such documentation prescribed by applicable Tax Requirements (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by Borrower as may be necessary for Borrower to comply with its obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this **paragraph (a)(iv)**, of this **Schedule 2.5**, "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

(v)   Except as provided in the following sentence, Lender further undertakes to deliver to Borrower renewals or additional copies of any form delivered pursuant to **paragraphs (a)(i), (ii), (iii) or (iv)** of this **Schedule 2.5**, above, or any successor form, (x) on or before the date that such form expires or becomes obsolete, (y) after the occurrence of any event requiring a change in the most recent form(s) so delivered by it, and (z) as may be reasonably requested by Borrower. All forms or amendments described in the preceding sentence shall be completed by such Lender and show that such Lender is entitled to receive payments under this Agreement without withholding of U.S. federal Withholding Taxes (or, in the case of IRS Form W-9, U.S. federal backup Withholding Taxes), unless an event (including any change in treaty or Tax Requirements) has occurred after the date hereof and prior to the date on which any such delivery would otherwise be required which renders all such forms inapplicable or which would prevent such Lender from duly completing and delivering any such form or amendment with respect to it and such Lender advises Borrower that it is not capable of receiving payments without any deduction of U.S. federal Withholding Taxes or U.S. federal backup Withholding Taxes.

(b)   <u>Intentionally Deleted</u>.

(c)   <u>Withholding Taxes</u>.

(i)   Any and all payments by a Loan Party under the Loan Documents shall be made without deduction or withholding for any Taxes, except as required by Tax Requirements. In the event that any Tax is required by Tax Requirements to be withheld or deducted from any payment hereunder or under the Note or any of the other Loan Documents by a Withholding Agent, Borrower shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Taxing Authority in accordance with applicable Tax Requirements, and, if such Tax is an Indemnified Tax, the amount payable by such Loan Party hereunder or thereunder (as the case may be) shall be increased as necessary so that, after such deduction or withholding has been made (including such deduction or withholding applicable to additional sums payable under this **paragraph (c)(i)** of this **Schedule 2.5**), Lender receives an amount equal to the sum it would have received hereunder or thereunder (as the case may be) if such Indemnified Tax had not been deducted or withheld.

(ii)   Loan Parties shall timely pay to the relevant Taxing Authority in accordance with applicable Tax Requirements, or, at the option of Lender, timely reimburse it for the payment of, any Other Taxes.

(iii)   Loan Parties shall, jointly and severally, indemnify Lender, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this **Schedule 2.5**) payable or paid by Lender or required to be withheld or deducted from a payment to Lender and any actual out-of-pocket costs and expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Taxing Authority. A certificate as to the amount of such payment or liability delivered to Borrower by Lender, or by Lender, shall be conclusive absent manifest error. The indemnification obligations of Borrower under this **paragraph (c)(iii)** of this **Schedule 2.5** shall survive the payment of the Obligations and termination of this Agreement.

(iv)   Reserved

(v)   Borrower consents to the disclosure by Lender to the IRS of any information on Borrower and its transactions with Lender that is required to be disclosed by any Legal Requirement or Tax Requirement, including, without limitation, the Code, as amended.

(vi)   If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this **Schedule 2.5** (including by the payment of additional amounts pursuant to this **Schedule 2.5**), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this **Schedule 2.5** with respect to the Taxes giving rise to such refund), net of all actual out-of-pocket costs and expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Taxing Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this **paragraph (c)(vi)** of this **Schedule 2.5** (plus any penalties, interest or other charges imposed by the relevant Taxing Authority) in the event that such indemnified party is required to repay such refund to such Taxing Authority. Notwithstanding anything to the contrary in this **paragraph (c)(vi)** of this **Schedule 2.5**, in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this **paragraph (c)(vi)** the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This **paragraph (c)(vi)** of **Schedule 2.5** shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(vii)   As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this **Schedule 2.5**, such Loan Party shall deliver to Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Lender.

(viii)   Each party's obligations under this **Schedule 2.5** shall survive any assignment of rights by, or the replacement of, a Lender, the termination of the Commitment and the repayment, satisfaction or discharge of all Obligations under any Loan Document.

(d)   Changes In Legal Requirements. If, after the date hereof, the adoption of any Legal Requirement, or any change therein, or any change in the interpretation or administration thereof by any U.S., New York State and/or foreign Governmental Authority, quasi-governmental authority, central bank or comparable agency charged with the interpretation or administration thereof or compliance by any Lender with any request or directive (whether or not having the force of law) of any such authority, central bank or comparable agency, including, without limitation, Dodd-Frank, (i) subjects such Lender to any additional charge with respect to the Note or to Taxes (other than Indemnified Taxes, Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and Connection Income Taxes) on its loans, loan principal, letters of credit, commitments or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto, (ii) imposes, modifies or makes applicable any additional reserve, assessment, insurance charge, special deposit, Reserve Requirement or similar requirement against assets of, deposits with or for the account of, or credit extended by, such Lender, or (iii) imposes any other condition the result of which is to increase the cost or expense (other than Taxes) to any Lender or any applicable Lending Installation of making, funding or maintaining its eurocurrency loans or reduces any amount receivable by any Lender or any applicable Lending Installation in connection with its eurocurrency loans or requires any Lender or any applicable Lending Installation to make any payment calculated by reference to the amount of eurocurrency loans made, or interest received, by it by an amount deemed material by such Lender, and the result of any of the foregoing is to increase the costs to such Lender of making, funding or maintaining the Loan, to reduce any amount received or receivable by such Lender thereunder or to reduce the rate of return on such Lender's capital in respect of the Loan, then, within thirty (30) days after demand by such Lender pursuant to this **paragraph (d)** of **Schedule 2.5**, Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender for such increased cost or reduction; provided, however, that under no circumstance shall Borrower be obligated to gross up such Lender for Connection Income Taxes imposed on such Lender. No Lender shall discriminate against Borrower in making such demand. Such Lender's determination of the amount of such increased cost or reduction shall be conclusive, absent manifest error.

(e)   Reserved.

(f)   Changes in Capital Adequacy Regulations. If a Lender reasonably determines the amount of capital required or expected to be maintained by Lender, any Lending Installation of such Lender or any corporation or other entity controlling such Lender is increased as a result of a change in Legal Requirements, including, without limitation, any Risk-Based Capital Guidelines, then, within thirty (30) days after demand by such Lender pursuant to this **paragraph (f)** of this **Schedule 2.5**, Borrower shall pay such Lender the amount necessary to compensate for any shortfall in the rate of return on the portion of such increased capital which such Lender determines is attributable to this Agreement, its loans hereunder, or its obligation to make the Loan hereunder (after taking into account such Lender's policies as to capital adequacy). Notwithstanding the foregoing, for purposes of this Agreement, all requests, rules, guidelines or directives in connection with Dodd-Frank shall be deemed to be a Change regardless of the date enacted, adopted or issued and all requests, rules, guidelines or directives promulgated by the Lender for International Settlements, the Basel Committee on Banking Regulations and Supervisory Practices (or any successor or similar authority) or the U.S. or other financial regulatory authorities shall be deemed to be a Change regardless of the date adopted, issued, promulgated or implemented. "**Change**" means (i) any change which takes effect after the date of this Agreement in the Risk-Based Capital Guidelines or (ii) any adoption of or change in any other law, governmental or quasi-governmental rule, regulation, policy, guideline, interpretation or directive (whether or not having the force of law) or in the interpretation, promulgation, implementation or administration thereof which takes effect after the date of this Agreement which affects the amount of capital required or expected to be maintained by any Lender or any Lending Installation or any corporation controlling any Lender. Any such change the application of which is phased in over time shall be deemed, as to the application(s) which take effect after the date hereof, a "Change." "**Risk-Based Capital Guidelines**" means (i) the risk-based capital guidelines in effect in the U.S. on the date of this Agreement, including, without limitation, transition rules, and (ii) the corresponding capital regulations promulgated by regulatory authorities outside the U.S., including, without limitation, transition rules, and any amendments, modifications and/or replacements of, and/or supplements to, such regulations adopted and which take effect prior to the date of this Agreement.

(g)   _Alternate Lending Installation Office, Bank Statements; Survival of Indemnity._ To the extent reasonably possible (as determined in the sole discretion of Lender), Lender shall designate another Lending Installation of such Lender with respect to the Loan and shall take other measures in its sole but good faith discretion to reduce any liability of Borrower to such Lender under this **Schedule 2.5**, so long as such designation or other measure is not disadvantageous in any material respect to such Lender in such Lender's sole but good faith discretion. Lender shall promptly deliver a statement to Borrower as to the amount due, if any, under this **Schedule 2.5**. Such statement shall set forth in reasonable detail the calculations upon which Lender determined such amount and shall be final, conclusive and binding on Borrower in the absence of manifest error. Unless otherwise provided herein, the amount specified in the statement shall be payable within thirty (30) days after receipt by Borrower of the statement. The obligations of Borrower under this **Schedule 2.5** shall survive payment of the Obligations and termination of this Agreement.

(h)   _Mitigation._

(i)   If Lender requests compensation under **paragraph (c)** of this **Schedule 2.5**, or requires Borrower to pay any Indemnified Taxes or additional amounts to Lender or any Taxing Authority for the account of Lender pursuant to **paragraph (d)** of this **Schedule 2.5**, then Lender shall (at the request of Borrower) use commercially reasonable efforts to designate a different lending office for funding or booking its Commitment or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (A) would eliminate or reduce amounts payable pursuant to **paragraph (c)** or **paragraph (d)** of this **Schedule 2.5**, as the case may be, in the future, and (B) would not subject Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to Lender. Borrower hereby agrees to pay all actual out-of-pocket costs and expenses incurred by Lender in connection with any such designation or assignment.

(ii)   If Lender requests compensation under **paragraph (c)** of this **Schedule 2.5**, or if Borrower is required to pay any Indemnified Taxes or additional amounts to Lender or any Taxing Authority for the account of Lender pursuant to **paragraph (d)** of this **Schedule 2.5** and, in each case, Lender has declined or is unable to designate a different lending office in accordance with **paragraph (h)(i)** of this **Schedule 2.5**, then Borrower may, at its sole expense and effort, upon notice to Lender, require Lender to assign and delegate, without recourse, all of its interests, rights (other than its existing rights to payments pursuant to **paragraph (c)** or **paragraph (d)** of this **Schedule 2.5**) and obligations under this Agreement and the related Loan Documents to another Person that shall assume such obligations; provided that:

Schedule 2.5-5

(A)   Reserved;

(B)   Lender shall have received payment of an amount equal to the outstanding principal of its Commitment, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents from the assignee (to the extent of such outstanding principal and accrued interest and fees) or Borrower (in the case of all other amounts);

(C)   in the case of any such assignment resulting from a claim for compensation under **paragraph (d)** of this **Schedule 2.5** or payments required to be made pursuant to **paragraph (c)** of this **Schedule 2.5**, such assignment will result in a reduction in such compensation or payments thereafter; and

(D)   such assignment does not conflict with applicable Legal Requirements.

Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling Borrower to require such assignment and delegation cease to apply.

(i)   Acknowledgement and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(i)   the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(ii)   the effects of any Bail-In Action on any such liability, including, if applicable:

(A)   a reduction in full or in part or cancellation of any such liability;

(B)   a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(C)   the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

As used in this **Schedule 2.5(i)**, the following capitalized terms have the meaning provided below:

"**Bail-In Action**" means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

"**Bail-In Legislation**" means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

"**EEA Financial Institution**" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

"**EEA Member Country**" means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

"**EEA Resolution Authority**" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"**EU Bail-In Legislation Schedule**" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

"**European Union**" means, at any time, those countries at such time members of the political and economic union known as the "European Union."

"**Resolution Authority**" means any Person that has authority to exercise any Write-down and Conversion Powers.

"**Write-Down and Conversion Powers**" means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

SCHEDULE 2.6(b)

LEASING RESERVE

[****]

SCHEDULE 2.6(e)

EXISTING TENANT RESERVE

[****]

<u>**SCHEDULE 2.9(b)**</u>

<u>**ALLOCATION AND DISBURSEMENT OF FUNDS**
IN THE CASH MANAGEMENT ACCOUNT</u>

[****]

Schedule 2.9(b)-1

SCHEDULE 4.1(a)

SITE ASSESSMENTS

[****]

SCHEDULE 4.1(b)

ENVIRONMENTAL DISCLOSURES

[****]

SCHEDULE 5.1(a)

LEASING MATTERS

[****]

SCHEDULE 5.1(b)

RENT ROLL

[****]

SCHEDULE 5.2(b)

FORM OF LEASE AMENDMENT

[****]

Schedule 5.1(b)-1

SCHEDULE 6.1(a)

STATES OF ORGANIZATION

Entity	State of Organization
Complex Therapeutics LLC	Delaware
Instil Bio, Inc.	Delaware

SCHEDULE 6.1(b)

BORROWER'S ORGANIZATIONAL CHART

[****]

SCHEDULE 6.3

LIABILITIES; LITIGATION

[****]

SCHEDULE 6.8

ERISA

[****]

SCHEDULE 7.1(b)

GUARANTOR COMPLIANCE CERTIFICATE

as of _____, 20___

Reference is hereby made to that certain loan in the maximum original principal amount at any time outstanding not to exceed the sum of _____ Dollars ($_____) (the "Loan") made or to be made to _____ ("Borrower"), pursuant to that certain Term Loan Agreement, dated as of _____, 20___ (as the same may be supplemented, amended, restated, renewed, replaced, substituted, modified or extended from time to time, the "Loan Agreement"), between Borrower and _____ ("Lender"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Loan Agreement.

Guarantor, as a guarantor of the Loan pursuant to and in accordance with the terms and conditions of the Loan Agreement and certain of the other loan documents executed in connection therewith, hereby certifies to Lender that, as of the date hereof, Guarantor is in compliance with Section 8.17 of the Loan Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Guarantor Compliance Certificate as of the date first written above.

GUARANTOR:

_____

By:_____
    Name:_____
    Title:_____

Exhibit 10.14

CERTAIN INFORMATION IN THIS DOCUMENT, MARKED BY [****], HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL

RECOURSE INDEMNITY AGREEMENT

THIS RECOURSE INDEMNITY AGREEMENT (this "**Indemnity**") is made as of December 20, 2024, by **INSTIL BIO, INC.**, a Delaware corporation ("**Indemnitor**"), in favor of **MIDLAND NATIONAL LIFE INSURANCE COMPANY**, an Iowa corporation ("**Lender**") referred to below.

WHEREAS, **COMPLEX THERAPEUTICS LLC,** a Delaware limited liability company ("**Borrower**") and Lender entered into a certain Term Loan Agreement dated as of the date hereof (as the same may be supplemented, amended, restated, renewed, replaced, substituted, modified or extended from time to time, the "**Loan Agreement**"), whereby Lender agreed to make a secured mortgage loan (the "**Loan**") available to Borrower in the amount of EIGHTY-FIVE MILLION SIX HUNDRED THOUSAND DOLLARS ($85,600,000.00) to finance the Project.

WHEREAS, Lender is unwilling to make the Loan unless Indemnitor delivers this Indemnity to Lender.

WHEREAS, Indemnitor is an Affiliate of Borrower and, accordingly, Indemnitor will derive material financial benefit from the Loan.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration and in order to induce Lender to make the Loan to Borrower, Indemnitor hereby agrees as follows:

SECTION 1. Limited Recourse. Notwithstanding any provision to the contrary in any of the Loan Documents, Indemnitor shall be fully and personally liable for, and shall defend, indemnify and hold harmless Lender from and against, the full amount of any deficiency, loss, cost (including reasonable attorneys' fees and expenses), expense, claim, liability, judgment, award, obligation, penalty, action, suit, disbursement or damage actually suffered by Lender because of any of the following:

(a) Borrower's commission of a criminal act;

(b) the misappropriation or misapplication by Borrower, any other Borrower Party, Property Manager or any of their respective agents, employees or contractors of any funds derived from the Project and/or the Leases, including, without limitation, security deposits, insurance proceeds and condemnation awards;

(c) fraud or misrepresentation by Borrower, any other Borrower Party, Property Manager or any of their respective agents, employees or contractors made in or in connection with the Loan Documents, the Loan, the Leases, Operating Revenue or Operating Expenses;

(d) Borrower's, any other Borrower Party's, Property Manager's or any of their respective agents', employees' or contractors' collection of rents more than one (1) month in advance or entering into or modifying Leases, or receipt of monies by Borrower, any other Borrower Party or any of their respective Affiliates in connection with the modification of any Leases, in violation of any of the Loan Documents;

(e)   Reserved;

(f)   any intentional physical waste at the Project caused by the acts or omissions of Borrower, any other Borrower Party or any of their respective agents, employees or contractors (provided that the foregoing shall not be construed to apply to Borrower's intentional inaction if sufficient cash is not available from Project income (or made available by Lender to prevent such waste (or from funds reserved or on deposit with Lender for such purpose and Lender fails to disburse such amounts for such purpose when obligated to do so under the Loan Documents);

(g)   Borrower's failure to maintain insurance as required by the Loan Documents or Borrower's failure to pay any Taxes, Other Taxes or other assessments affecting the Project, provided that there is sufficient cash flow from the Project, and provided, further, that there shall be no liability under this clause (g) to the extent sums sufficient to pay such amounts have been reserved with Lender and Lender fails to disburse such amounts for such purposes when obligated to do so under the Loan Documents;

(h)   any claim or allegation made by Borrower or any other Borrower Party or any of their respective successors or assigns that this Indemnity or the transactions contemplated by the Loan Documents establish a joint venture, partnership or other similar arrangement between Borrower and Lender;

(i)   Borrower, any Borrower Party or any of their respective agents, employees or contractors takes any action which impedes, enjoins, prevents, hinders, frustrates, delays, stays or interferes with Lender's exercise of any rights or remedies under any of the Loan Documents, at law or in equity other than raising good faith defenses or compulsory counterclaims;

(j)   the failure of Borrower to maintain its status as a Single Purpose Entity;

(k)   the failure of Borrower to comply with the provisions of Section 2.9(a), (c), (f) or (h) or Section 8.19 of the Loan Agreement while a Cash Sweep Trigger or an Event of Default exists;

(l)   any brokerage commission or finder's fees claimed in connection with the transactions contemplated by the Loan Documents, except to the extent arising from any claims of any Person engaged or purportedly engaged by or on behalf of Lender;

(m)   the failure of Borrower to maintain its status as a single purpose entity; and/or

(n)   notwithstanding Lender's waiver of any insurance requirement under the Loan Documents, the failure of any insurance actually carried by Borrower or on behalf of Borrower to pay for any claim arising from a casualty, damage, injury or other event which could have been covered by the policies of insurance required by Section 3.1 of the Loan Agreement, if such policies were in fact in place.

The foregoing items are sometimes hereinafter referred to as "Limited Recourse Obligations."

SECTION 2.   Full Recourse.   Notwithstanding anything to the contrary in any of the Loan Documents, the Obligations shall be fully recourse, jointly and severally, to Indemnitor in the event that:

(a)   Borrower files a voluntary petition under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law;

(b)   an Affiliate, officer, director, or representative which controls, directly or indirectly, Borrower or Indemnitor, files, or joins in the filing of, an involuntary petition against Borrower under the Bankruptcy Code or solicits or causes to be solicited petitioning creditors for any involuntary petition against Borrower or Indemnitor from any Person;

(c)   Borrower files an answer consenting to or otherwise acquiescing in or joining in any involuntary petition filed against it, by any other Person under the Bankruptcy Code or solicits or causes to be solicited petitioning creditors for any involuntary petition from any Person;

(d)   any Affiliate, officer, director, or representative which controls Borrower or Indemnitor consents to or acquiesces in or joins in an application for the appointment of a custodian, receiver, trustee, or examiner for Borrower or any portion of the Project;

(e)   Borrower makes an assignment for the benefit of creditors, or admits, in writing or in any legal proceeding, its insolvency or inability to pay its debts as they become due;

(f)   Any Transfer (other than a Permitted Transfer) occurs;

(g)   The division by Borrower into multiple entities or series pursuant to Section 18-217 of the Delaware Limited Liability Company Act or otherwise without Lender's prior written consent;

(h)   the failure of Borrower to maintain its status as a Single Purpose Entity, which failure results in a court of competent jurisdiction's decision to substantively consolidate Borrower with any other Person; and/or

(i)   Borrower's incurrence of any Debt in violation of the Loan Documents.

The foregoing items are sometimes hereinafter referred to as "Full Recourse Obligations."

SECTION 3.   Indemnity Absolute.

(a)   Indemnitor hereby absolutely, unconditionally and irrevocably guarantees to Lender the prompt, full and complete payment and/or performance of the Limited Recourse Obligations and the Full Recourse Obligations, and agrees to pay any and all out of pocket expenses (including reasonable attorneys' fees and expenses) incurred by Lender in enforcing any rights under this Indemnity (such expenses, together with all of the Limited Recourse Obligations and all of the Full Recourse Obligations, being the "**Indemnified Obligations**"). Indemnitor hereby further agrees that if Borrower shall fail to pay in full when due and owing, whether at stated maturity, by acceleration, lapse of time or otherwise, any of the Indemnified Obligations, Indemnitor will promptly pay the same, upon written demand and that in the case of any extension of time of payment or renewal of any of the Obligations or the Indemnified Obligations, the same will be promptly paid in full when due and owing (whether at extended maturity, by acceleration or otherwise) in accordance with the terms of such extension or renewal. Any payment hereunder shall be due no later than thirty (30) days following the giving of a written demand therefor from Lender to Indemnitor in accordance with Section 8 below. If the amounts due hereunder are not paid to Lender as aforesaid within such thirty (30) day period following written demand, then the same shall bear interest at the Default Rate from the date of delivery of the initial written demand until the date such amounts due hereunder have been paid in full (which interest shall be included within the meaning of Indemnified Obligations). All payments by Indemnitor on account of this Indemnity shall be paid in U.S. Dollars.

(b)   Each and every default relating to the Indemnified Obligations shall give rise to a separate cause of action hereunder by Lender and separate suits may be brought hereunder as each such cause of action arises.

(c)   This Indemnity is an irrevocable, absolute, continuing guaranty of payment and performance and not a guaranty of collection. This Indemnity may not be revoked by Indemnitor and shall continue to be effective with respect to any Indemnified Obligations arising or created after any attempted revocation by Indemnitor until terminated pursuant to Section 10 hereof. Indemnitor guarantees that the Indemnified Obligations will be paid strictly in accordance with the terms of this Indemnity and the other Loan Documents, regardless of any Legal Requirements now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of Lender with respect thereto. The liability of Indemnitor under this Indemnity shall be absolute and unconditional irrespective of:

(i)   any lack of validity or enforceability of the Note, the Mortgage or any other agreement or instrument relating thereto;

(ii)   any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations or the Indemnified Obligations, or any other amendment of, waiver of or any consent to departure from the Note;

(iii)   any exchange, release or non-perfection of any collateral, or any release or amendment or waiver of consent to departure from any other indemnity or any guaranty or acknowledgment of debt, for all or any of the Obligations;

(iv)   the existence of any other guaranties or acknowledgments of debt of the Indemnified Obligations or the Obligations or the exchange, release, amendment or waiver of any such guaranties or acknowledgments of debt, or the enforceability thereof;

(v)   any other circumstance which might otherwise constitute a defense available to, or a discharge of, Borrower, or Indemnitor (except for the defense of the actual timely performance of the Indemnified Obligations hereunder); or

(vi)   the insolvency, bankruptcy, arrangement, adjustment, composition, liquidation, disability, dissolution, Division, or lack of power of Borrower, Indemnitor or any other Person at any time liable for the payment of all or part of the Obligations or the Indemnified Obligations; or any dissolution of Borrower or Indemnitor or any sale, lease or transfer of any and all of the assets of Borrower or Indemnitor or any changes in the shareholders, partners or members of Borrower or Indemnitor, except as may be expressly set forth in the Loan Agreement; or any reorganization of Borrower or Indemnitor, except as may be expressly set forth in the Loan Agreement.

Indemnitor agrees that Lender may at any time and from time to time, either before or after the maturity thereof, without notice to or further consent of Indemnitor, extend the time of payment of, exchange or surrender any collateral for, or renew any of the Obligations or the Indemnified Obligations, and may also make any agreement with Borrower or with any other party to or Person liable on any of the Obligations or the Indemnified Obligations, or interested therein, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between Lender and Borrower or any of such other party or Person, without in any way impairing or affecting this Indemnity. Indemnitor agrees that Lender may resort to Indemnitor for payment of any of the Indemnified Obligations, whether or not Lender shall have resorted to or foreclosed against the Mortgage, or any other collateral security, or any other guaranties or acknowledgments of debt, or shall have proceeded against Borrower or any other obligor principally or secondarily obligated with respect to any of the Obligations.

It shall not be necessary for Lender (and Indemnitor hereby waives any rights that Indemnitor may have to require Lender), in order to enforce the obligations of Indemnitor hereunder, first to (i) institute any suit or exhaust any remedies against Borrower or any other Person liable under the Loan Documents, (ii) enforce Lender's rights against Indemnitor any other guarantors of the Obligations or the Indemnified Obligations, (iii) enforce Lender's right against any collateral which shall ever have been given to secure the Loan, (iv) join Borrower or any other Person liable on the Indemnified Obligations in any action seeking to enforce this Indemnity, or (v) resort to any other means of obtaining payment of the Obligations or the Indemnified Obligations. Lender shall not be required to mitigate damages or take any other action to reduce, collect or enforce the Obligations or the Indemnified Obligations. Notwithstanding the foregoing or anything to the contrary herein, the Indemnified Obligations shall not be due from Indemnitor unless and until an Event of Default occurs under the Loan Documents.

This Indemnity shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Obligations or the Indemnified Obligations is rescinded or must otherwise be returned by Lender upon the insolvency, bankruptcy or reorganization of Borrower, Indemnitor or otherwise, all as though such payment had not been made. In addition, notwithstanding anything to the contrary contained in this Indemnity or in any of the other Loan Documents, Lender shall not be deemed to have waived any right which Lender may have under Sections 506(a), 506(b), 1111(b) or any other provision of the United States Bankruptcy Code, as such sections may be amended, or corresponding or superseding sections of the Bankruptcy Amendments and Federal Judgeship Act of 1984, to file a claim for the full amount of the Obligations secured by the Mortgage or to require that all collateral shall continue to secure all of the Obligations owing to Lender in accordance with the Loan Documents.

SECTION 4. Waiver. Indemnitor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Obligations or the Indemnified Obligations and this Indemnity and any requirement that Lender protect, secure, perfect or insure any security interest or Lien or any property subject thereto or exhaust any right or take any action against Borrower or any other Person or entity or any collateral.

SECTION 5. Subrogation. Indemnitor irrevocably waives any rights which it may acquire by way of subrogation under this Indemnity against Borrower or any other guarantor or a Person giving an acknowledgment of debt of the Obligations or Indemnified Obligations, by any payment made hereunder or otherwise, until all the Obligations or Indemnified Obligations have been paid in full.

SECTION 6. Representations and Warranties. Indemnitor hereby represents and warrants that it has full legal right and power to execute and deliver this Indemnity and perform its obligations hereunder; that there is no provision of any agreement or contract binding on it that would prohibit, conflict with or in any way prevent the execution, delivery and performance of this Indemnity; that there is no action, suit, proceeding or investigation pending, or to Indemnitor's knowledge, threatened in writing against Indemnitor that could reasonably be expected to have a Material Adverse Effect on the ability of Indemnitor to perform any of its obligations hereunder; that all financial statements of Indemnitor and other documents, reports and certificates prepared by and delivered to Lender by Indemnitor in connection with Lender's underwriting of the Loan are true and correct in all material respects as of the respective dates and there has been no Material Adverse Change in Indemnitor's financial condition since such dates; and that Indemnitor is and shall remain in full compliance with all of the Financial Covenants. Indemnitor acknowledges that this Indemnity is an "instrument for the payment of money only" within the meaning of New York Civil Practice Law and Rules Section 3213. All of the representations and warranties made by Indemnitor shall survive the execution hereof.

SECTION 7. Amendments, etc. No amendment or waiver of any provision of this Indemnity nor consent to any departure by Indemnitor therefrom shall in any event be effective unless the same shall be in writing and signed by Lender, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

SECTION 8. Notices. Any approval, consent, demand, notice, request or other communication which any party hereto may be required or may desire to give hereunder shall be in writing and shall be deemed to have been properly given if given in the manner provided for the giving of notices under Section 11.1 of the Loan Agreement, addressed to the party for whom it is intended at its address set forth in the Loan Agreement and below, as applicable:

Indemnitor:	Instil Bio, Inc. 3963 Maple Avenue, Suite 350 Dallas, Texas 75219 Attention: [****] Email: [****] Attention: [****] Email: [****]
With a copy to:	Procopio, Cory, Hargreaves & Savitch LLP 12544 High Bluff Drive, Suite 400 San Diego, California 92130 Attention: [****] Email: [****]
With a copy to:	CBRE, Inc. 2221 Rosecrans Avenue El Segundo, California 90245 Attention: [****] Email: [****] cc: [****] Email: [****]
With a copy to:	CBRE, Inc. 700 Commerce Drive, Suite 450 Oak Brook, Illinois 60523 Attention: [****]

SECTION 9. No Waiver; Remedies. No failure on the part of Lender to exercise, and no delay in exercising, any right hereunder or under any of the other Loan Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative, may be exercised singly or concurrently, and are not exclusive of any remedies provided by Law. To the extent that any collateral is located outside New York State, Indemnitor acknowledges that any restrictions, limitations and prohibitions in New York Real Property Actions and Proceedings Law §§ 1301 and 1371 do not apply.

SECTION 10. Waivers.

     (a)   Indemnitor absolutely, unconditionally, knowingly, and expressly waives:

     (i)   any rights or defenses arising by reason of or deriving from any election by Lender under Bankruptcy Code Section 1111(b) to limit the amount of, or any collateral securing, its claim against Borrower;

(ii)   any rights of Indemnitor of subrogation, reimbursement, indemnification and/or contribution against Borrower or any other person or entity, and any other rights and defenses that are or may become available to Indemnitor or any other person or entity by reasons of Sections 2787-2855, inclusive of the California Civil Code;

(iii)   any rights or defenses that may be available by reason of any election of remedies by Lender (including, without limitation, any such election which in any manner impairs, effects, reduces, releases, destroys or extinguishes Indemnitor's subrogation rights, rights to proceed against Borrower for reimbursement, or any other rights of Indemnitor to proceed against any other person, entity or security, including but not limited to any defense based upon an election of remedies by Lender under the provisions of Section 580(d) of the California Code of Civil Procedure or any similar law of California or of any other State or of the United Sates); and

(iv)   any rights or defenses Indemnitor may have because the Obligations of Borrower are secured by real property or any estate for years. These rights or defenses include, but are not limited to, any rights or defenses that are based upon, directly or indirectly, the application of Section 580(a), Section 580(b), Section 580(d) or Section 726 of the California Code of Civil Procedure to the Obligations of Borrower.

The provisions of this subsection (b) mean, among other things:

(y)   Lender may collect from Indemnitor without first foreclosing on any real or personal property collateral pledged by Borrower for the Obligations; and

(z)   If Lender forecloses on a real property pledged by Borrower:

(1)   The Obligations of Borrower shall not be reduced by the price for which the collateral sold at the foreclosure sale or the value of the collateral at the time of the sale; and

(2)   Lender may collect from Indemnitor even if Lender, by foreclosing on the real property collateral, has destroyed any right of Indemnitor to collect from Borrower. Further, the provisions of this Indemnity constitute an unconditional and irrevocable waiver of any rights and defenses Indemnitor may have because Borrower's obligations are secured by real property. These rights and defenses, include, but are not limited to, any rights or defenses based upon Section 580(a), Section 580(b), Section 580(d) or Section 726 of the California Code of Civil Procedure.

(c)   Indemnitor waives all rights and defenses that it may have because some of the Indemnitor's obligations hereunder are secured by real property. This means, among other things:

(i)   If Lender forecloses on any real property collateral pledged by Borrower for Indemnitor's obligations hereunder: (A) the amount of the debt may be reduced only by the price for which that collateral is sold at the foreclosure sale, even if the collateral is worth more than the sale price; and (B) Lender may collect from Indemnitor even if Lender, by foreclosing on the real property collateral pledged by Borrower for the Indemnitor's obligations hereunder, has destroyed any right Indemnitor may have to collect from Borrower.

(ii)   This is an unconditional and irrevocable waiver of any rights and defenses Indemnitor may have because Borrower's debt is secured by real property. These rights and defenses include, but are not limited to, any rights or defenses based upon California Code of Civil Procedure Sections 580a, 580b, 580d, or 726; and

(iii)   If any of Indemnitor's obligations hereunder at any time are secured by a mortgage or deed of trust upon real property, Lender may elect, in its sole discretion, upon a default with respect to the Indemnitor's obligations hereunder, to foreclose such mortgage or deed of trust judicially or nonjudicially in any manner permitted by law, before or after enforcing the Loan Documents, without diminishing or affecting the liability of Indemnitor hereunder except to the extent the Indemnitor's obligations hereunder are repaid with the proceeds of such foreclosure. Indemnitor understands that (a) by virtue of the operation of California's antideficiency law applicable to nonjudicial foreclosures, an election by Lender nonjudicially to foreclose such a mortgage or deed of trust probably would have the effect of impairing or destroying rights of subrogation, reimbursement, contribution, or indemnity of Indemnitor against Borrower or other indemnitors or sureties, and (b) absent the waiver given by Indemnitor, such an election would prevent Lender from enforcing the Loan Documents against Indemnitor. Understanding the foregoing, and understanding that Indemnitor is hereby relinquishing a defense to the enforceability of the Loan Documents, Indemnitor hereby waives any right to assert against Lender any defense to the enforcement of the Loan Documents, whether denominated "estoppel" or otherwise, based on or arising from an election by Lender nonjudicially to foreclose any such mortgage or deed of trust. Indemnitor understands that the effect of the foregoing waiver may be that Indemnitor might have liability hereunder for amounts with respect to which Indemnitor may be left without rights of subrogation, reimbursement, contribution, or indemnity against Borrower or other indemnitors or sureties. Indemnitor also agrees that the "fair market value" provisions of California Code of Civil Procedure Section 580a shall have no applicability with respect to the determination of Indemnitor's liability under the Loan Documents.

(d)   Indemnitor hereby absolutely, unconditionally, knowingly, and expressly waives: (i) any right of subrogation Indemnitor has or may have as against Borrower with respect to the Indemnitor's obligations hereunder; (ii) any right to proceed against Borrower or any other person or entity, now or hereafter, for contribution, indemnity, reimbursement, or any other suretyship rights and claims, whether direct or indirect, liquidated or contingent, whether arising under express or implied contract or by operation of law, which Indemnitor may now have or hereafter have as against Borrower with respect to the Indemnitor's obligations hereunder; and (iii) any right to proceed or seek recourse against or with respect to any property or asset of Borrower.

(e)   Without limiting the generality of any other waiver or other provision set forth in this Indemnity, Indemnitor hereby absolutely, knowingly, unconditionally, and expressly waives, any and all benefits or defenses arising directly or indirectly under any one or more of California Civil Code Sections 2787 through 2855, California Code of Civil Procedure Sections 580a, 580b, 580c, 580d, and 726, and Chapter 2 of Title 14 of Part 4 of Division 3 of the California Civil Code, and California Commercial Code Sections 3116, 3118, 3119, 3419, 3605, 9610, 9611, 9615, 9617, 9624, 9625, 9626, and 9627.

SECTION 11.   Continuing Indemnity. This Indemnity is a continuing indemnity and shall remain in full force and effect until all of the Indemnified Obligations have been indefeasibly paid, performed and completed in full.

SECTION 12.   Severability. Any provision of this Indemnity, or the application thereof to any Person or circumstance, which, for any reason, in whole or in part, is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Indemnity (or the remaining portions of such provision) or the application thereof to any other Person or circumstance, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision (or portion thereof) or the application thereof to any Person or circumstance in any other jurisdiction.

SECTION 13.   Entire Agreement; Amendments. This Indemnity contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior oral or written agreements or statements relating to such subject matter, and none of the terms and provisions hereof may be waived, amended or terminated except by a written instrument signed by the party against whom enforcement of the waiver, amendment or termination is sought.

SECTION 14.   Successors and Assigns. This Indemnity shall be binding upon and shall inure to the benefit of Lender and Indemnitor and its and their respective heirs, personal representatives, successors and assigns. Subject to the Loan Agreement, this Indemnity may be assigned by Lender with respect to all or any portion of the Indemnified Obligations, and when so assigned, Indemnitor shall be liable under this Indemnity to the assignee(s) for the full payment and performance of the Indemnified Obligations guaranteed hereby so assigned without in any manner affecting the liability of Indemnitor hereunder to Lender with respect to the Indemnified Obligations guaranteed hereby (to the extent retained by Lender). This Indemnity may not be assigned by Indemnitor without the written consent of Lender. Without limiting the generality of the foregoing, Lender may assign or otherwise transfer the Note to any other Person and such other Person shall thereupon become vested with all the rights in respect thereof granted to Lender herein or otherwise.

SECTION 15.   ADDITIONAL WAIVERS IN THE EVENT OF ENFORCEMENT. EACH OF INDEMNITOR AND LENDER HEREBY EXPRESSLY AND UNCONDITIONALLY WAIVES, IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING BROUGHT BY OR ON BEHALF OF LENDER ON THIS INDEMNITY, ANY AND EVERY RIGHT INDEMNITOR MAY HAVE TO (I) INJUNCTIVE RELIEF, (II) A TRIAL BY JURY, (III) INTERPOSE ANY COUNTERCLAIM THEREIN (OTHER THAN COMPULSORY COUNTERCLAIMS) AND (IV) HAVE THE SAME CONSOLIDATED WITH ANY OTHER OR SEPARATE SUIT, ACTION OR PROCEEDING. NOTHING HEREIN CONTAINED SHALL PREVENT OR PROHIBIT INDEMNITOR FROM INSTITUTING OR MAINTAINING A SEPARATE ACTION AGAINST LENDER WITH RESPECT TO ANY ASSERTED CLAIM.

SECTION 16.   Governing Law. This Indemnity shall be governed by, and construed in accordance with, the Legal Requirements of the State of New York, without giving effect to New York's principles of conflicts of law. Indemnitor hereby irrevocably submits to the nonexclusive jurisdiction of any New York State or Federal court located in the County of New York in any action or proceeding arising out of or relating to this Indemnity.

SECTION 17.   Financial Statements and Covenants. Indemnitor covenants and agrees that it shall, at all times during the term of the Loan, (i) remain in full compliance with the Financial Covenants and, (ii) in a timely manner, enable Borrower to comply with its obligations under Article 7 of the Loan Agreement.

SECTION 18.   **Judicial Reference.** IN THE EVENT ANY LEGAL PROCEEDING IS FILED IN A COURT OF THE STATE OF CALIFORNIA (THE "COURT") BY OR AGAINST ANY PARTY HERETO IN CONNECTION WITH ANY CONTROVERSY, DISPUTE OR CLAIM DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS INDEMNITY OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY) (EACH, A "CLAIM") AND THE WAIVER SET FORTH IN THE PRECEDING PARAGRAPH IS NOT ENFORCEABLE IN SUCH ACTION OR PROCEEDING, THE PARTIES HERETO AGREE AS FOLLOWS:

(1)   WITH THE EXCEPTION OF THE MATTERS SPECIFIED IN PARAGRAPH (2) BELOW, ANY CLAIM WILL BE DETERMINED BY A GENERAL

REFERENCE PROCEEDING IN ACCORDANCE WITH THE PROVISIONS OF CALIFORNIA CODE OF CIVIL PROCEDURE SECTIONS 638 THROUGH 645.1. THE PARTIES INTEND THIS GENERAL REFERENCE AGREEMENT TO BE SPECIFICALLY ENFORCEABLE IN ACCORDANCE WITH CALIFORNIA CODE OF CIVIL PROCEDURE SECTION 638. EXCEPT AS OTHERWISE PROVIDED IN THE LOAN DOCUMENTS, VENUE FOR THE REFERENCE PROCEEDING WILL BE IN THE STATE OR FEDERAL COURT IN THE COUNTY OR DISTRICT WHERE VENUE IS OTHERWISE APPROPRIATE UNDER APPLICABLE LAW.

(2)   THE FOLLOWING MATTERS SHALL NOT BE SUBJECT TO A GENERAL REFERENCE PROCEEDING: (I) JUDICIAL OR NON-JUDICIAL FORECLOSURE OF ANY SECURITY INTERESTS IN REAL OR PERSONAL PROPERTY, (II) EXERCISE OF SELF-HELP REMEDIES (INCLUDING, WITHOUT LIMITATION, SET-OFF), (III) APPOINTMENT OF A RECEIVER AND (IV) TEMPORARY, PROVISIONAL OR ANCILLARY REMEDIES (INCLUDING, WITHOUT LIMITATION, WRITS OF ATTACHMENT, WRITS OF POSSESSION, TEMPORARY RESTRAINING ORDERS OR PRELIMINARY INJUNCTIONS). THIS INDEMNITY DOES NOT LIMIT THE RIGHT OF ANY PARTY TO EXERCISE OR OPPOSE ANY OF THE RIGHTS AND REMEDIES DESCRIBED IN CLAUSES (I) - (IV) AND ANY SUCH EXERCISE OR OPPOSITION DOES NOT WAIVE THE RIGHT OF ANY PARTY TO A REFERENCE PROCEEDING PURSUANT TO THIS INDEMNITY.

(3)   UPON THE WRITTEN REQUEST OF ANY PARTY, THE PARTIES SHALL SELECT A SINGLE REFEREE, WHO SHALL BE A RETIRED JUDGE OR JUSTICE. IF THE PARTIES DO NOT AGREE UPON A REFEREE WITHIN TEN (10) DAYS OF SUCH WRITTEN REQUEST, THEN, ANY PARTY MAY REQUEST THE COURT TO APPOINT A REFEREE PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE SECTION 640(B).

(4)   ALL PROCEEDINGS AND HEARINGS CONDUCTED BEFORE THE REFEREE, EXCEPT FOR TRIAL, SHALL BE CONDUCTED WITHOUT A COURT REPORTER, EXCEPT WHEN ANY PARTY SO REQUESTS, A COURT REPORTER WILL BE USED AND THE REFEREE WILL BE PROVIDED A COURTESY COPY OF THE TRANSCRIPT. THE PARTY MAKING SUCH REQUEST SHALL HAVE THE OBLIGATION TO ARRANGE FOR AND PAY COSTS OF THE COURT REPORTER. PROVIDED THAT SUCH COSTS, ALONG WITH THE REFEREE'S FEES, SHALL ULTIMATELY BE BORNE BY THE PARTY WHO DOES NOT PREVAIL, AS DETERMINED BY THE REFEREE.

(5)   THE REFEREE MAY REQUIRE ONE OR MORE PREHEARING CONFERENCES. THE PARTIES HERETO SHALL BE ENTITLED TO DISCOVERY, AND THE REFEREE SHALL OVERSEE DISCOVERY IN ACCORDANCE WITH THE RULES OF DISCOVERY, AND MAY ENFORCE ALL DISCOVERY ORDERS IN THE SAME MANNER AS ANY TRIAL COURT JUDGE IN PROCEEDINGS AT LAW IN THE STATE OF CALIFORNIA. THE REFEREE SHALL APPLY THE RULES OF EVIDENCE APPLICABLE TO PROCEEDINGS AT LAW IN THE STATE OF CALIFORNIA AND SHALL DETERMINE ALL ISSUES IN ACCORDANCE WITH APPLICABLE STATE AND FEDERAL LAW. THE REFEREE SHALL BE EMPOWERED TO ENTER EQUITABLE AS WELL AS LEGAL RELIEF AND RULE ON ANY MOTION WHICH WOULD BE AUTHORIZED IN A TRIAL, INCLUDING, WITHOUT LIMITATION, MOTIONS FOR DEFAULT JUDGMENT OR SUMMARY JUDGMENT. THE REFEREE SHALL REPORT HIS DECISION, WHICH REPORT SHALL ALSO INCLUDE FINDINGS OF FACT AND CONCLUSIONS OF LAW.

(6)   THE PARTIES RECOGNIZE AND AGREE THAT ALL CLAIMS RESOLVED IN A GENERAL REFERENCE PROCEEDING PURSUANT HERETO WILL BE DECIDED BY A REFEREE AND NOT BY A JURY.

SECTION 19.   Negative Covenant. No Indemnitor shall engage in or permit any Division.

SECTION 20.   Counterparts; Electronic Signatures. This Indemnity may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute one document; provided, however, in making proof of this Indemnity, it shall be unnecessary to produce or account for more than one counterpart to which signatures (acknowledged as applicable) from other counterparts may be attached. Delivery of an executed counterpart of a signature page of this Indemnity or any other Loan Document by facsimile or electronic image (including, without limitation, "pdf," "tif" or "jpg" format) will be effective as a delivery of an original of a manually executed counterpart of this Indemnity or such other Loan Document with the same force and effect as if such facsimile or electronic image signature page was an original thereof. Each party intends to be bound by any such facsimile and electronic image signatures, is aware that the Lender will rely on such signatures, and shall not raise, and waives, any defense to, the validity, binding nature of, or enforceability of this Indemnity or such other Loan Document based on the form of signature. An original executed counterpart shall be delivered by, or on behalf of, Borrower and/or Indemnitor, as applicable, to Lender following delivery of the facsimile or electronic image, but the failure to deliver such original executed counterpart shall not affect the validity, binding nature, or enforceability of this Indemnity or such other Loan Document. INDEMNITOR AND LENDER AGREE THAT ELECTRONIC SIGNATURES OF THE PARTIES, WHETHER DIGITAL OR ENCRYPTED, IF AND AS INCLUDED IN THIS INDEMNITY AND THE OTHER LOAN DOCUMENTS ARE INTENDED TO AUTHENTICATE THIS WRITING AND TO HAVE THE SAME FORCE AND EFFECT AS MANUAL SIGNATURES. "ELECTRONIC SIGNATURE" MEANS ANY ELECTRONIC SOUND, SYMBOL OR PROCESS ATTACHED TO OR LOGICALLY ASSOCIATED WITH A RECORD AND EXECUTED AND ADOPTED BY A PARTY WITH THE INTENT TO SIGN SUCH RECORD, INCLUDING FACSIMILE OR E-MAIL ELECTRONIC SIGNATURES.

SECTION 21. Interpretation. This Indemnity has been negotiated by parties knowledgeable in the matters contained herein, with the advice of counsel, is to be construed and interpreted in absolute parity, and shall not be construed or interpreted against any party by reason of such party's preparation of the initial or any subsequent draft of the Loan Documents or this Indemnity. The word "include(s)" means "include(s), without limitation" and the world "including" means "including, but not limited to." Whenever the context of this Indemnity reasonably requires, all words used in the singular shall be deemed to have been used in the plural, and the neuter gender shall be deemed to include the masculine and feminine gender, and vice versa. The headings to sections of this Indemnity are for convenient reference only and shall not be used in interpreting this Indemnity.

SECTION 22.   Exculpation. Notwithstanding anything to the contrary contained in this Indemnity or any other Loan Document, no direct or indirect shareholder, limited partner, member, principal, affiliate, employee, officer, trustee, director, agent or other representative of Indemnitor and/or any of its affiliates (a "**Related Party**") shall have any personal liability for, nor be joined as a party to, any action with respect to payment, performance or discharge of any covenants, obligations, or undertakings of Indemnitor under this Indemnity, and by acceptance hereof, Lender for itself and its successors and assigns irrevocably waives any and all right to sue for, seek or demand any such damages, money, judgment, deficiency judgment or personal judgment against any Related Party under or by reason of or in connection with this Indemnity; except that Indemnitor and any other Related Party that is a party to any Loan Document or any other separate written guaranty, indemnitor or other agreement given by Indemnitor or such other Related Party in connection with the Loan shall remain fully liable therefor and the foregoing provisions shall not operate to limit or impair the liabilities and obligations of Indemnitor or such other Related Parties or the rights and remedies of Lender thereunder.

[*signature page follows*]

IN WITNESS WHEREOF, Indemnitor has duly executed and delivered this Indemnity as of the date first written above.


INDEMNITOR:

INSTIL BIO, INC.,
a Delaware corporation


By: /s/ Sandeep Laumas
Name: Sandeep Laumas
Title: Chief Financial Officer

STATE OF _____)
) SS.
COUNTY OF _____)

On the _____ day of _____, 2024, before me, the undersigned, a Notary Public in and for said state, personally appeared SANDEEP LAUMAS, personally known to me or proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity and that by his/her signature on the instrument, the person or the entity upon behalf of which the person acted, executed the instrument.

_____
Notary Public

INSTIL BIO, INC.

INSIDER TRADING AND WINDOW PERIOD POLICY

AMENDED MARCH 3, 2025

I. INTRODUCTION

This policy determines acceptable transactions in the securities of Instil Bio, Inc. (the "***Company***") by our employees, directors and consultants, and the employees, directors and consultants of our subsidiaries. During the course of your employment, directorship or consultancy with the Company or a subsidiary thereof, you may receive important information that is not yet publicly available about the Company or about other publicly-traded companies with which the Company has business dealings ("***inside information***"). Because of your access to this inside information, you may be in a position to profit financially by buying or selling, or in some other way dealing, in the Company's stock, or stock of another publicly-traded company, or to disclose such information to a third party who does so profit (a "***tippee***").

II. INSIDER TRADING POLICY

A. Securities Transactions. Use of inside information by someone for personal gain, or to pass on, or "tip," the inside information to someone who uses it for personal gain, is illegal, regardless of the quantity of shares, and is therefore prohibited. You can be held liable both for your own transactions and for transactions effected by a tippee, or even a tippee of a tippee. Furthermore, it is important that the appearance of insider trading in securities be avoided. The only exception is that transactions directly with the Company, *e.g.,* option exercises for cash or purchases under the Company's employee stock purchase plan, are permitted. However, the subsequent sale (including the sale of shares in a cashless exercise program) or other disposition of such stock **is** fully subject to these restrictions.

B. Inside Information. As a practical matter, it is sometimes difficult to determine whether you possess inside information. The key to determining whether nonpublic information you possess about a public company is inside information is whether dissemination of the information would likely affect the market price of the company's stock or would likely be considered important, or "material," by investors who are considering trading in that company's stock. Certainly, if the information makes you want to trade, it would probably have the same effect on others. Remember, both positive and negative information can be material. If you possess inside information, you may not trade in a company's stock, advise anyone else to do so or communicate the information to anyone else until you know that the information has been publicly disseminated. This means that in some circumstances, you may have to forego a proposed transaction in a company's securities even if you planned to execute the transaction prior to learning of the inside information and even though you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting. "***Trading***" includes gifts, engaging in short sales, transactions in put or call options, hedging transactions and other inherently speculative transactions.

Although by no means an all-inclusive list, information about the following items may be considered to be inside information until it is publicly disseminated:

1. financial results or forecasts;

2. communications with government agencies, such as the FDA;

3. strategic plans;

4. discovery and development of new product candidates and new technology;

5. details or results of clinical trials of the Company's product candidates;

6. significant changes or developments in suppliers;

7. acquisitions or dispositions of assets, divisions, companies, etc.;

8. pending public or private sales of debt or equity securities;

9. declaration of stock splits, dividends or changes in dividend policy;

10. major contract awards or cancellations;

11. significant regulatory or legislative developments;

12. major new drugs, processes or services, or many developments related to the same;

13. top management or control changes;

14. possible tender offers or proxy fights;

15. significant writeoffs;

16. actual or threatened significant litigation, or the resolution of such litigation;

17. impending bankruptcy of the Company or its key collaborators or partners;

18. gain or loss of significant partners, customers or suppliers;

19. pricing changes or discount policies;

20. establishment of or developments related to corporate partner relationships, strategic partnerships, joint ventures or other collaborations; and

21. notice of issuance of patents.

For information to be considered publicly disseminated, it must be widely disclosed through a press release or SEC filing, and a sufficient amount of time must have passed to allow the information to be fully disclosed. Generally speaking, information will be considered publicly disseminated after two full trading days have elapsed since the date of public disclosure of the information. For example, if an announcement of inside information of which you were aware was made prior to trading on Wednesday, then you may execute a transaction in the Company's securities on Friday.

III. STOCK TRADING BY DIRECTORS, OFFICERS, EMPLOYEES AND CONSULTANTS

Because the officers and directors and certain members of management of the Company are the most visible to the public and are most likely, in the view of the public, to possess inside information about the Company, we require them to do more than refrain from insider trading and require that they notify, and receive approval from, a Clearing Officer (as defined below) prior to engaging in transactions in the Company's stock and observe other restrictions designed to minimize the risk of apparent or actual insider trading. We also require that employees, directors and consultants limit their transactions in the Company's stock to defined time periods following public dissemination of quarterly and annual financial results.

A. **Covered Insiders.** The provisions outlined in this stock trading policy apply to all directors, officers, employees and consultants of the Company and its subsidiaries. Generally, any entities or family members whose trading activities are controlled or influenced by any of such persons should be considered to be subject to the same restrictions.

B. **Window Period.** Generally, except as set forth in this paragraph III.B and in paragraph III.C of this policy, directors, officers, employees and consultants may buy, sell or gift securities of the Company only during a "***window period***" that opens after two full trading days have elapsed after the public dissemination of the Company's annual or quarterly financial results and closes after the close of trading on the last trading day one week before the end of the quarter. This window period may be closed early or may not open if, in the judgment of the Company's Chief Executive Officer, Chief Compliance Officer or Chief Financial Officer, there exists undisclosed information that would make trades inappropriate. It is important to note that the fact that the window period has closed early or has not opened should be considered inside information. An employee, director or consultant who believes that special circumstances require him or her to trade outside the window period should consult with a Clearing Officer. Permission to trade outside the window period will be granted only where the circumstances are extenuating and there appears to be no significant risk that the trade may subsequently be questioned.

C. **Exceptions to Window Period.**

1. ***Option Exercises.*** Directors, officers, employees and consultants may exercise options for cash granted under the Company's stock option plans without restriction to any particular period. However, the subsequent sale of the stock (including sales of stock in a cashless exercise) acquired upon the exercise of options is subject to all provisions of this policy.

2. ***10b5-1 Automatic Trading Programs.*** In addition, purchases or sales of the Company's securities made pursuant to, and in compliance with, a written plan established by a director, employee or consultant (a "***Trading Plan***") that meets the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), may be made

without restriction to any particular period provided that (i) the Trading Plan complies with any Rule 10b5-1 Trading Plan Guidelines established by the Company, (ii) the Trading Plan was reviewed by the Company prior to establishment, solely to confirm compliance with this policy, the Rule 10b5-1 Trading Plan Guidelines established by the Company, and the securities laws and (iii) the Trading Plan allows for the cancellation of a transaction and/or suspension of such Trading Plan upon notice and request by the Company to the individual if any proposed trade (a) fails to comply with applicable laws (*e.g.*, exceeding the number of shares that may be sold under Rule 144) or (b) would create material adverse consequences for the Company. The Company must be notified of the establishment of any such Trading Plan, any amendments to such Trading Plan and the termination of such Trading Plan.

D. **Pre-Clearance and Advance Notice of Transactions.** In addition to the requirements of paragraph B above, officers and directors may not engage in any transaction in the Company's securities, including any purchase or sale in the open market, loan, gift or other transfer of beneficial ownership without first obtaining pre-clearance of the transaction from the Company's Chief Compliance Officer or her or his designee (each, a "*Clearing Officer*") at least two business days in advance of the proposed transaction. The Clearing Officer will then determine whether the transaction may proceed and, if so, will direct the Compliance Officer (as identified in the Company's Section 16 Compliance Program) to assist in complying with the reporting requirements under Section 16(a) of the Exchange Act, if any. Pre-cleared transactions not completed within ten business days shall require new pre-clearance under the provisions of this paragraph. The Company may, at its discretion, shorten such period of time.

Advance notice of an intent to exercise an outstanding stock option shall be given to a Clearing Officer. To the extent possible, advance notice of upcoming transactions to be effected pursuant to an established Trading Plan under Section III.C.2 above shall also be given to a Clearing Officer. Upon completion of any transaction, the officer or director or other member of management must immediately notify the Compliance Officer and any other individuals identified in Section 3 of the Company's Section 16 Compliance Program so that the Company may assist in any Section 16 reporting obligations.

E. **Prohibition of Speculative or Short-term Trading.** No employee, director or consultant may engage in short sales, transactions in put or call options, hedging transactions, margin accounts or other inherently speculative transactions with respect to the Company's stock at any time.

F. **Pledging.** Employees, directors and consultants may not pledge their shares of the Company's stock as collateral for a loan. Executive officers of the Company may pledge a portion of their shares of the Company's stock in certain limited circumstances, with advance approval from the Clearing Officer, the Audit Committee of the Board of Directors and the Board of Directors in accordance with the Company's Pledging Policy.

G. **Short-Swing Trading/Control Stock/Section 16 Reports.** Officers and directors subject to the reporting obligations under Section 16 of the Exchange Act should take care not to violate the prohibition on short-swing trading (Section 16(b) of the Exchange Act) and the restrictions on sales by control persons (Rule 144 under the Securities Act of 1933, as amended), and should file all appropriate Section 16(a) reports (Forms 3, 4 and 5), which are enumerated and described in the Company's Section 16 Compliance Program, and any notices of sale required by Rule 144.

H. **Prohibition of Trading During Pension Fund Blackouts.** In accordance with Regulation BTR under the Exchange Act, no director or executive officer of the Company shall, directly or indirectly, purchase, sell or otherwise acquire or transfer any equity security of the Company (other than an exempt security) during any "blackout period" (as defined in Regulation BTR) with respect to such equity security, if such director or executive officer acquires or previously acquired such equity security in connection with his or her service or employment as a director or executive officer. This prohibition shall not apply to any transactions that are specifically exempted from Section 306(a)(1) of the Sarbanes-Oxley Act of 2002 (as set forth in Regulation BTR), including but not limited to, purchases or sales of the Company's securities made pursuant to, and in compliance with, a Trading Plan; compensatory grants or awards of equity securities pursuant to a plan that, by its terms, permits executive officers and directors to receive automatic grants or awards and specifies the terms of the grants and awards; acquisitions or dispositions of equity securities involving a bona fide gift or by will or the laws of descent or pursuant to a domestic relations order; etc. The Company shall timely notify each director and executive officer of any blackout periods in accordance with the provisions of Regulation BTR.

IV. DURATION OF POLICY'S APPLICABILITY

This policy continues to apply to your transactions in the Company's stock or the stock of other public companies engaged in business transactions with the Company even after your service relationship with the Company has terminated. If you are in possession of inside information when your relationship with the Company or a subsidiary of the Company concludes, you may not trade in the Company's stock or the stock of such other company until the information has been publicly disseminated or is no longer material.

V. PENALTIES

Anyone who effects transactions in the Company's stock or the stock of other public companies engaged in business transactions with the Company (or provides information to enable others to do so) on the basis of inside information is subject to both civil liability and criminal penalties, as well as disciplinary action by the Company. An employee, director or consultant who has questions about this policy should contact his or her own attorney or the Clearing Officer of the Company.

* * * *

INSTIL BIO, INC.

INSIDER TRADING AND WINDOW PERIOD POLICY

CERTIFICATION

To: Instil Bio, Inc.

I, _____, have received and read a copy of the Instil Bio, Inc. Insider Trading and Window Period Policy. I hereby agree to comply with the specific requirements of the policy in all respects during my employment or other service relationship with Instil Bio, Inc. (or a subsidiary thereof). I understand that this policy constitutes a material term of my employment or other service relationship with Instil Bio, Inc. (or a subsidiary thereof) and that my failure to comply in all respects with the policy is a basis for termination for cause.

_____
(Signature)

_____
(Name)

_____
(Date)

Exhibit 21.1

INSTIL BIO, INC.
LIST OF SUBSIDIARIES

Name of Entity	Jurisdiction of Organization
1. Instil Bio (UK) Limited	United Kingdom
2. Cellular Therapeutics Limited	United Kingdom
3. Complex Therapeutics Mezzanine LLC	Delaware
4. Complex Therapeutics LLC	Delaware
5. Axion Bio, Inc (formerly SynBioTx, Inc.)	Delaware

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-264090 and 333-283205 on Form S-3 and Registration Statement Nos. 333-255355 and 333-278154 on Form S-8 of our report dated March 4, 2025, relating to the financial statements of Instil Bio, Inc. appearing in this Annual Report on Form 10-K for the year ended December 31, 2024.

/s/ Deloitte & Touche LLP

San Diego, California
March 4, 2025

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO EXCHANGE ACT RULE 13a-14(a)/15d-14(a)
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Bronson Crouch, certify that:

1. I have reviewed this Annual Report on Form 10-K of Instil Bio, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 4, 2025

/s/ Bronson Crouch

Bronson Crouch
Chief Executive Officer (Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO EXCHANGE ACT RULE 13a-14(a)/15d-14(a)
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Sandeep Laumas, certify that:

1. I have reviewed this Annual Report on Form 10-K of Instil Bio, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 4, 2025

/s/ Sandeep Laumas

Sandeep Laumas
Chief Financial Officer and Chief Business Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350), Bronson Crouch, Chief Executive Officer of Instil Bio, Inc. (the "Company"), hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2024, to which this Certification is attached as Exhibit 32.1 (the "Annual Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act, and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

In Witness Whereof, the undersigned has set their hand hereto as of March 4, 2025.

/s/ Bronson Crouch

Bronson Crouch
Chief Executive Officer

"This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Instil Bio, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing."

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350), Bronson Crouch, Chief Executive Officer of Instil Bio, Inc. (the "Company"), hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2024, to which this Certification is attached as Exhibit 32.2 (the "Annual Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act, and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

In Witness Whereof, the undersigned has set their hand hereto as of March 4, 2025.

/s/ Sandeep Laumas

Sandeep Laumas
Chief Financial Officer and Chief Business Officer

"This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Instil Bio, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing."